7/1



82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sumitomo Mitsui Financial Group

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4395 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

PROCESSED
JUL 07 2008
THOMSON REUTERS

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 7/3/08



May 16, 2008

SMFG

Sumitomo Mitsui Financial Group, Inc. (SMFG)

Financial Results for the Fiscal Year ended March 31, 2008

Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, Japan
Stock Exchange Listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange (code: 8316)
URL: http://www.smfg.co.jp
President: Teisuke Kitayama
Date of Ordinary General Meeting of Shareholders: June 27, 2008
Date of Payment of Year-End Dividends: June 27, 2008

(Note) Amounts less than one million yen have been omitted.

1. Consolidated Financial Results (for the fiscal year ended March 31, 2008)

(1) Operating Results (Millions of yen, except per share data and percentages)

	Ordinary Income		Ordinary Profit		Net Income	
Fiscal Year						
ended March 31, 2008	¥ 4,623,545	18.5 %	¥ 831,160	4.1 %	¥ 461,536	4.6 %
ended March 31, 2007	3,901,259	5.3	798,610	(17.1)	441,351	(35.7)

	Net Income per Share	Net Income per Share (Diluted)	Return on Net Assets	Ordinary Profit on Total Assets	Ordinary Profit on Ordinary Income
Fiscal Year					
ended March 31, 2008	¥ 59,298.24	¥ 56,657.41	13.2 %	0.8 %	18.0 %
ended March 31, 2007	57,085.83	51,494.17	13.1	0.8	20.5

Notes: 1. Equity in earnings (losses) of affiliates
(a) for the fiscal year ended March 31, 2008: ¥ (41,760) million (b) for the fiscal year ended March 31, 2007: ¥ (104,170) million
2. Percentages shown in Ordinary Income, Ordinary Profit and Net Income are the increase (decrease) from the previous fiscal year.

(2) Financial Position (Millions of yen, except per share data and percentages)

	Total Assets	Net Assets	Net Assets Ratio	Net Assets per Share	Capital Ratio
March 31, 2008	¥ 111,955,918	¥ 5,224,076	3.2 %	¥ 424,546.01	(Preliminary) 10.55 %
March 31, 2007	100,858,309	5,331,279	3.9	469,228.59	11.31

Notes: 1. Stockholders' equity
(a) as of March 31, 2008: ¥ 3,578,326 million (b) as of March 31, 2007: ¥ 3,922,986 million
2. Net Assets Ratio = {(Net assets – Stock acquisition rights – Minority interests) / Total assets} X 100
3. Capital Ratio is calculated using the method stipulated in "Standards for Bank Holding Company to Examine the Adequacy of Its Capital Based on Assets, etc. Held by It and Its Subsidiaries Pursuant to Article 52-25 of the Banking Law" (Notification 20 issued by the Japanese Financial Services Agency in 2006).

(3) Cash Flows (Millions of yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at year-end
Fiscal Year				
ended March 31, 2008	¥ 5,782,588	¥ (5,086,559)	¥ 102,112	¥ 2,736,752
ended March 31, 2007	(6,760,740)	4,769,454	(1,244,945)	1,927,024

2. Dividends on Common Stock (Millions of yen, except per share data and percentages)

	Dividends per Share			Total Dividends (Annual)	Dividend Payout Ratio	Ratio of Dividends to Net Assets
	Interim	Year-End	Annual			
Fiscal Year						
ended March 31, 2007	¥ –	¥ 7,000	¥ 7,000	¥ 53,660	12.5 %	1.6 %
ended March 31, 2008	5,000	7,000	12,000	91,982	20.5	2.7
ending March 31, 2009 (Forecast)	7,000	7,000	14,000	109,512	23.3	

Notes: 1. Dividend Payout Ratio and Ratio of Dividends to Net Assets are reported on a consolidated basis.
2. Dividends on unlisted preferred stock are reported on page 3.
3. Dividends per Share and Dividend Payout Ratio for the fiscal year ending March 31, 2009 do not reflect the stock split that SMFG announced today. For more details, please refer to page 3.

3. Earnings Forecast on a Consolidated Basis (for the fiscal year ending March 31, 2009)

(Millions of yen, except per share data and percentages)

	Ordinary Income		Ordinary Profit		Net Income		Net Income per Share
Six Months ending September 30, 2008	¥ 1,850,000	(11.0)%	¥ 380,000	7.6%	¥ 210,000	23.1%	¥ 26,592.80
Fiscal Year ending March 31, 2009	3,900,000	(15.6)	850,000	2.3	480,000	4.0	60,878.65

Notes: 1. Percentages shown in Ordinary Income, Ordinary Profit and Net Income are the increase (decrease) from the results of the previous fiscal year.
2. Forecast on Net Income per Share for the fiscal year ending March 31, 2009 does not reflect the stock split that SMFG announced today. For more details, please refer to page 3.

4. Other Information

(1) There was no change in significant consolidated subsidiary in the fiscal year

(2) Change in significant accounting principles, policies and presentation
(a) There was a change due to revision of accounting standards.
(b) There was a change due to other reason.

(Note) The details are reported in 4. (4) and (10) of "Significant Accounting Policies for Consolidated Financial Statements" (page 16 and 17), "Application of New Accounting Standards" (page 19) and "Change of Presentation" (page 19).

(3) Number of common stocks issued
(a) Number of shares issued (including treasury shares)
(i) as of March 31, 2008: 7,733,653 shares (ii) as of March 31, 2007: 7,733,653 shares
(b) Number of treasury shares
(i) as of March 31, 2008: 168,997 shares (ii) as of March 31, 2007: 168,630 shares

(Note) Number of shares used in calculating "Net income per share" (on a consolidated basis) is reported on page 41.

[Reference] Parent Company Only Financial Information on a Nonconsolidated Basis

1. Nonconsolidated Financial Results (for the fiscal year ended March 31, 2008)

(1) Operating Results (Millions of yen, except per share data and percentages)

	Operating Income		Operating Profit		Ordinary Profit		Net Income	
Fiscal Year								
ended March 31, 2008	¥ 111,637	(70.3)%	¥ 105,391	(71.7)%	¥ 89,063	(75.6)%	¥ 82,975	(77.2)%
ended March 31, 2007	376,479	578.6	372,838	613.1	364,477	655.2	363,535	395.2

	Net Income per Share	Net Income per Share (Diluted)
Fiscal Year		
ended March 31, 2008	¥ 9,134.13	¥ 9,133.76
ended March 31, 2007	46,326.41	41,973.46

Note: Percentages shown in Operating Income, Operating Profit, Ordinary Profit and Net Income are the increase (decrease) from the previous fiscal year.

(2) Financial Position (Millions of yen, except per share data and percentages)

	Total Assets	Net Assets	Net Assets Ratio	Net Assets per Share
March 31, 2008	¥ 4,021,217	¥ 2,968,749	73.8 %	¥ 339,454.71
March 31, 2007	3,959,444	2,997,898	75.7	342,382.75

Note: Stockholders' equity
(a) as of March 31, 2008: ¥2,968,749 million (b) as of March 31, 2007: ¥2,997,898 million

2. Earnings Forecast on a Nonconsolidated Basis (for the fiscal year ending March 31, 2009)

(Millions of yen, except per share data and percentages)

	Operating Income		Operating Profit		Ordinary Profit	
Six months ending September 30, 2008	¥ 49,000	104.7%	¥ 46,000	123.3%	¥ 36,000	208.9%
Fiscal year ending March 31, 2009	150,000	34.4	145,000	37.6	130,000	46.0

	Net Income		Net Income per Share
Six months ending September 30, 2008	¥ 35,000	273.7%	¥ 3,802.92
Fiscal year ending March 31, 2009	125,000	50.6	14,636.07

Notes: 1. Percentages shown in Operating Income, Operating Profit, Ordinary Profit and Net Income are the increase (decrease) from the results of the previous fiscal year.
2. Forecast on Net Income per Share for the fiscal year ending March 31, 2009 does not reflect the stock split that SMFG announced today. For more details, please refer to page 3.

This document contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors.
The following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this document: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services companies, changing technology and evolving banking industry standards and similar matters.

Dividends on Preferred Stock

(Millions of yen, except per share data)

Type	Record Date	Cash Dividends per Share			Aggregate Amount of Dividends
		Interim Period-End	Year-End	Annual	
Preferred stock (type 4)	Fiscal year ended March 31, 2007	¥ –	¥ 135,000	¥ 135,000	¥ 6,763
	Fiscal year ended March 31, 2008	67,500	67,500	135,000	6,763
	Fiscal year ending March 31, 2009 (forecast)	67,500	67,500	135,000	4,509
Preferred stock (type 6)	Fiscal year ended March 31, 2007	–	88,500	88,500	6,195
	Fiscal year ended March 31, 2008	44,250	44,250	88,500	6,195
	Fiscal year ending March 31, 2009 (forecast)	44,250	44,250	88,500	6,195

Forecast on Common Stock Dividends for the Fiscal Year ending March 31, 2009

As announced on May 16, 2008, a 100 for 1 split of common stock will be implemented on the previous day of enforcement of the "Law for Partial Amendment of the Laws Related to Transfer of Bonds, etc., to Streamline Settlement with respect to Transactions of Stock, etc." ("Stock Settlement Streamlining Law").

Assuming that the stock split had been implemented at the beginning of the fiscal year, interim and year-end common stock dividends per share for the fiscal year ending March 31, 2009 would be ¥70 each, and total annual dividends per share would be ¥140. Dividend Payout Ratio on a consolidated basis would remain unchanged at 23.3%.

<Reference> Calculation for Indices

- Return on Net Assets (consolidated basis):

$$\frac{\text{Net income} - \text{Dividends on preferred stock}}{\{(\text{Stockholders' equity at beginning of year} - \text{Number of preferred stocks issued at beginning of year X Issue price}) + (\text{Stockholders' equity at year-end} - \text{Number of preferred stocks issued at year-end X Issue price})\} / 2} \text{ X } 100$$

- Dividend Payout Ratio (consolidated basis):

$$\frac{\text{Dividends on common stock}}{\text{Net income} - \text{Dividends on preferred stock}} \text{ X } 100$$

- Ratio of Dividends to Net Assets (consolidated basis):

$$\frac{\text{Dividends on common stock}}{\{(\text{Stockholders' equity at beginning of year} - \text{Number of preferred stocks issued at beginning of year X Issue price}) + (\text{Stockholders' equity at year-end} - \text{Number of preferred stocks issued at year-end X Issue price})\} / 2} \text{ X } 100$$

- Forecasted Net Income per Share (consolidated basis):

$$\frac{\text{Forecasted net income} - \text{Forecasted preferred stock dividends}}{\text{Forecasted average number of common stocks during the period (excluding treasury stock)}}$$

(Note) Forecasted average number of common stocks during the period was calculated considering that acquisition rights granted to preferred stock (5th series type 4, 6th series type 4, 7th series type 4 and 8th series type 4) were exercised on April 30, 2008 and 157,151 shares of common stock were issued. The forecasted average numbers of common stock used in the above formula are as follows:

Six months ending September 30, 2008: 7,695,615 shares
Fiscal year ending March 31, 2009: 7,708,711 shares

As announced on May 16, 2008, SMFG will implement a 100 for 1 common stock split that will be effective on the previous day of enforcement of the Stock Settlement Streamlining Law. Forecasted Net Income per Share, which is calculated using the forecasted average number of common stock as the denominator of the above formula assuming that the stock split had been effective on April 1, 2008, would be as follows:

Six months ending September 30, 2008: ¥265.93
Fiscal year ending March 31, 2009: ¥608.79

- Forecasted Net Income per Share (non-consolidated basis):

$$\frac{\text{Forecasted net income} - \text{Forecasted preferred stock dividends}}{\text{Forecasted average number of common stocks during the period (excluding treasury stock)}}$$

(Note) Forecasted average number of common stocks during the period was calculated considering that acquisition rights granted to preferred stock (5th series type 4, 6th series type 4, 7th series type 4 and 8th series type 4) were exercised on April 30, 2008 and 157,151 shares of common stock were issued. The forecasted average numbers of common stock used in the above formula are as follows:

Six months ending September 30, 2008: 7,796,096 shares
Fiscal year ending March 31, 2009: 7,809,192 shares

As announced on May 16, 2008, SMFG will implement a 100 for 1 common stock split that will be effective on the previous day of enforcement of the Stock Settlement Streamlining Law. Forecasted Net Income per Share, which is calculated using the forecasted average number of common stock as the denominator of the above formula assuming that the stock split had been effective on April 1, 2008, would be as follows:

Six months ending September 30, 2008: ¥ 38.03
Fiscal year ending March 31, 2009: ¥146.36

I. Operating and Financial Review

1. Consolidated Operating Results for the Fiscal Year Ended March 31, 2008

(1) Operating Results

In fiscal 2007 ended March 31, 2008, SMFG endeavored to "strengthen targeted growth business areas" and "fortify platform for supporting sustainable growth" as the first step toward achieving the goals of the medium-term management plan titled "LEAD THE VALUE" Plan.

Ordinary income increased 18.5% to ¥4,623.5 billion. This was attributable mainly to increases in (a) interest income on loans and discounts due to higher overseas loan balance and higher interest rates in Japan, (b) other operating income reflecting a record of gains on sale of bonds and an increase in lease-related income as a result of mergers of leasing subsidiaries.

Ordinary expenses increased 22.2% to ¥3,792.3 billion. This was attributable mainly to increases in (a) other operating expenses reflecting an increase in lease-related expenses as a result of mergers of leasing subsidiaries, (b) credit cost reflecting a sub-prime related losses and an unanticipated loss provision for loans to certain borrowers and (c) other expenses reflecting an impairment of holding stocks amid declining stock markets.

As a result, Ordinary profit amounted to ¥831.1 billion. Net income, after adjusting ordinary profit by extraordinary gains or losses such as gains on change in equity due to merger of leasing subsidiaries, was ¥461.5 billion.

(2) Segment Information

The breakdown of Total assets and Ordinary income before elimination of internal transactions is as follows:

By business

Ordinary income		
Banking business	65%	(up 0 point from the previous fiscal year)
Leasing business	20%	(up 1 point)
Other business	15%	(down 1 point)
Total assets		
Banking business	92%	(down 1 point from the previous fiscal year-end)
Leasing business	2%	(up 0 point)
Other business	6%	(up 1 point)

By Region

Ordinary income		
Japan	83%	(up 2 points from the previous fiscal year)
The Americas	7%	(down 0 point)
Europe and Middle East	5%	(up 0 point)
Asia and Oceania	5%	(down 2 points)
Total assets		
Japan	84%	(down 3 points from the previous fiscal year-end)
The Americas	7%	(up 1 point)
Europe and Middle East	4%	(up 1 point)
Asia and Oceania	5%	(up 1 point)

(3) Earnings Forecast

SMFG has designated fiscal 2008 as the year for taking a step forward to accomplishing the medium-term management plan, while coping with uncertainty in business environment.

As for earnings forecast on a consolidated basis, Ordinary income, Ordinary profit and Net income are expected to amount to ¥3,900 billion, ¥850 billion, and ¥480 billion, respectively.

On a non-consolidated basis, Operating income, Operating profit, Ordinary profit and Net income are expected to amount to ¥150 billion, ¥145 billion, ¥130 billion, and ¥125 billion, respectively.

2. Consolidated Financial Position as of March 31, 2008

(1) Assets and Liabilities

Deposits amounted to ¥72,690.6 billion, an increase of ¥534.4 billion from the previous fiscal year-end and Negotiable certificates of deposit amounted to ¥3,078.1 billion, an increase of ¥488.9 billion.

Loans and bills discounted amounted to ¥62,144.8 billion, an increase of ¥3,455.5 billion, mainly due to an increase in overseas lending to companies with high credit ratings and overseas project finance.

Total assets amounted to ¥111,955.9 billion, an increase of ¥11,097.6 billion.

(2) Net Assets

Stockholders' equity amounted to ¥3,095.3 billion, an increase of ¥353.6 billion from the previous fiscal year-end, as a result of recording net income. On the other hand, Net unrealized gains on other securities decreased ¥711.4 billion to ¥550.6 billion. As a result, Net assets decreased ¥107.2 billion to ¥5,224.0 billion as compared with the previous fiscal year-end.

(3) Cash Flows

SMFG generated ¥5,782.5 billion of "Cash flows from operating activities," used ¥5,086.5 billion of "Cash flows from investing activities," and generated ¥102.1 billion of "Cash flows from financing activities."

Consequently, Cash and cash equivalents amounted to ¥2,736.7 billion, an increase of ¥809.7 billion.

(4) Capital Ratio (preliminary)

Capital ratio was 10.55% on a consolidated basis.

3. Dividend Policy and Dividends for the Fiscal Years Ended March 31, 2008 and 2009

SMFG has a basic policy of increasing profit distribution stably and continuously through a sustainable growth of its corporate value while enhancing its capital for maintaining financial soundness. Under the medium-term management plan titled "LEAD THE VALUE" Plan, SMFG aims for realizing payout ratio of over 20% on a consolidated net income basis in the fiscal year ending March 31, 2010 from the viewpoint of increasing return to shareholders.

In line with such policy, SMFG has determined to pay the following year-end dividends, considering the operating results for the fiscal year ended March 31, 2008. Dividends on preferred stocks will be paid as prescribed.

Common stock		
Year-end dividends	¥ 7,000 per share	
Annual (of which ¥5,000 per share was paid as interim dividend)	12,000	(year-on-year increase by ¥5,000)
[Dividend payout ratio (on a consolidated basis): 20.5%]		
Preferred stock (type 4)		
Year-end dividends	¥ 67,500	
Annual (of which ¥67,500 per share was paid as interim dividend)	135,000	
Preferred stock (type 6)		
Year-end dividends	¥44,250	
Annual (of which ¥44,250 per share was paid as interim dividend)	88,500	

Under the above-mentioned policy, SMFG expects to increase return to shareholders and pay the following dividends for fiscal 2008, considering the earnings forecast. Dividends on preferred stocks will be paid as prescribed.

Common stock	¥14,000 per share	(year-on-year increase by ¥2,000)
[interim dividends]	[7,000]	
Preferred stock (type 4)	¥135,000 per share	
[interim dividends]	[67,500]	
Preferred stock (type 6)	¥88,500 per share	
[interim dividends]	[44,250]	

II. Overview of SMFG Group

SMFG group conducts primary banking business through the following financial services: leasing, securities, credit card business, investment banking, loans and venture capital. SMFG has 268 consolidated subsidiaries and 74 companies accounted for by the equity method.

* consolidated subsidiary   ** equity method affiliate

Sumitomo Mitsui Financial Group, Inc.

Banking business

Principal subsidiaries

Domestic

- * Sumitomo Mitsui Banking Corporation
- * THE MINATO BANK, LTD. (Listed on the First Section of Tokyo Stock Exchange and Osaka Securities Exchange)
- * Kansai Urban Banking Corporation (Listed on the First Section of Tokyo Stock Exchange and Osaka Securities Exchange)
- * The Japan Net Bank, Limited (Internet banking)
- * SMBC Guarantee Co., Ltd. (Credit guarantee)

Overseas

- * Sumitomo Mitsui Banking Corporation Europe Limited
- * Manufacturers Bank
- * Sumitomo Mitsui Banking Corporation of Canada
- * Banco Sumitomo Mitsui Brasileiro S.A.
- * PT Bank Sumitomo Mitsui Indonesia

Leasing business

Principal subsidiaries and affiliated companies

Domestic

- * Sumitomo Mitsui Finance and Leasing Company, Limited
- ** Sumitomo Mitsui Auto Service Company, Limited

Overseas

- * SMBC Leasing and Finance, Inc.

Other business

Principal subsidiaries and affiliated companies

Domestic

- * Sumitomo Mitsui Card Company, Limited (Credit card services)
- * SAKURA CARD CO., Ltd. (Credit card services)
- * QUOQ Inc. (Consumer installment credit and credit card services)
- * SMBC Consulting Co., Ltd. (Management consulting and information services)
- * SMBC Finance Service Co., Ltd. (Loans, factoring and collecting agent)
- * Financial Link Company, Limited (Data processing service and consulting)
- * SMBC Friend Securities Co., Ltd. (Securities)
- * The Japan Research Institute, Limited (System development, data processing, management consulting and economic research)
- * JRI Solutions Ltd. (System development and data processing)
- * Sakura KCS Corporation (System engineering and data processing) (Listed on the Second Section of Osaka Securities Exchange)
- * Sakura Information Systems Co., Ltd. (System engineering and data processing)
- ** Promise Co., Ltd. (Consumer finance) (Listed on the First Section of Tokyo Stock Exchange)
- ** At-Loan Co., Ltd. (Consumer finance)
- ** SANYO SHINPAN FINANCE CO., LTD. (Consumer finance)
- ** POCKET CARD CO., LTD. (Credit card services) (Listed on the First Section of Tokyo Stock Exchange and Osaka Securities Exchange)
- ** Central Finance Co., Limited (Consumer installment credit and credit card services) (Listed on the First Section of Tokyo Stock Exchange and Nagoya Stock Exchange)
- ** OMC Card, Inc. (Credit card services) (Listed on the First Section of Tokyo Stock Exchange)
- ** Daiwa Securities SMBC Co. Ltd. (Securities and derivatives)
- ** NIF SMBC Ventures Co., Ltd. (Venture capital) (Listed on the JASDAQ Securities Exchange)
- ** Daiwa SB Investments Ltd. (Investment advisory and investment trust management)
- ** Sumitomo Mitsui Asset Management Company, Limited (Investment advisory and investment trust management)
- ** Japan Pension Navigator Co., Ltd. (Operational management of defined contribution pension plans)

Overseas

- * SMBC Capital Markets, Inc. (Derivatives and investments)
- * SMBC Capital Markets Limited (Derivatives)
- * SMBC Securities, Inc. (Securities)

(Notes) 1. Sumitomo Mitsui Banking Corporation ("SMBC"), a consolidated subsidiary of SMFG, sold some of common stocks of Sakura Information Systems Co., Ltd. ("SIS") to Osaka Gas Information System Research Institute Co., Ltd. on April 1, 2008. As a result, SIS became an equity method affiliate.

2. SMBC acquired common stocks of Japan Pension Navigator Co., Ltd. ("J-PEC") on April 1, 2008. As a result, J-PEC became a consolidated subsidiary.

III. Management Policy

1. Our Mission

SMFG's group-wide management philosophy is as follows:

- To provide optimum added value to our customers and together with them achieve growth
- To create sustainable shareholder value through business growth
- To provide a challenging and professionally rewarding work environment for our dedicated employees

In line with this philosophy, SMFG and the group companies will put their collective energy into becoming "a globally competitive financial services group with the highest trust".

2. Management Indices to be Achieved

SMFG has established a medium-term management plan, "LEAD THE VALUE" Plan, spanning the three years from fiscal 2007 and has set the following four management indices as the financial targets to be achieved in fiscal 2009, the final year of the plan.

- Consolidated net income	¥650 billion
- Consolidated Tier I ratio	Approximately 8%
- Consolidated net income RORA *	Approximately 1%
- Overhead ratio (SMBC non-consolidated basis)	40 - 45%

* Return on Risk-adjusted Assets

In addition, in order to increase return to shareholders, SMFG is aiming for a payout ratio of over 20% on a consolidated net income basis in fiscal 2009. During the period of the plan, SMFG expects ROE to be 10 - 15% on a consolidated net income basis.

3. Medium- to Long-term Management Strategy

In fiscal 2007, SMFG launched a medium-term management plan, "LEAD THE VALUE" Plan, for the three years until fiscal 2009 given the completion of repayment of public funds October 2006 and in response to the greatly changed business environment, including the economic situation and competitive environment.

In the plan, the basic policy of SMFG is to aim for "a globally competitive financial services group with the highest trust" by maximizing its strengths – "Spirit of Innovation," "Speed" and "Solution & Execution." Under this basic policy, SMFG has set the following three goals.

1. Aim for top quality in growth business areas
2. Realize solid financial base as a global player
3. Increase return to shareholders

Under the plan, SMFG will implement strategic initiatives centered on "strengthening targeted growth business areas" and "fortifying platform for supporting sustainable growth."

(1) Strengthen targeted growth business areas

SMFG will focus on business areas with high growth potential and achieve top quality in such areas by creating added values that exceed customers' expectations, thereby realizing sustainable growth. SMFG will especially strengthen the following seven growth areas.

A) Financial consulting for individuals
B) Solution providing for corporations
C) Focused business areas in global markets
D) Payment & settlement services, consumer finance
E) Investment banking and trust business
F) Proprietary investment
G) Credit derivatives, trading & distribution

(2) Fortify platform to support sustainable growth

SMFG will maximize its ability to provide added value by (a) implementing an internal business performance evaluation system centered on medium-term targets and strategic measures, (b) establishing a framework for developing highly qualified professionals capable of challenging and achieving top quality in growth business areas, (c) reinforcing IT and operational infrastructure to support SMFG's business in a flexible manner, (d) strengthening compliance, and (e) improving ALM and risk management system.

SMFG and the group companies will make every effort to achieve the goals of the plan and cope with changes in business environment properly in order to realize sustainable growth and higher corporate value.

4. Issues to be Addressed

In the recent business environment with the continuing turmoil in financial markets and the growing concern over slowdown of both foreign and domestic economies, SMFG has designated fiscal 2008 as the year for taking a step forward to accomplishing the medium-term management plan, while coping with uncertainty in business environment. SMFG continues to maximize its core strengths, "Spirit of Innovation," "Speed" and "Solution & Execution," and thereby strengthen targeted growth business areas and fortify the platform for supporting sustainable growth.

(1) Strengthen targeted growth business areas

- "Financial consulting for individuals," "Payment & settlement services, consumer finance"

For consumer customers, financial consulting business at Sumitomo Mitsui Banking Corporation (SMBC) will be upgraded further. SMBC will expand its product lineup to meet diversifying needs of its customers. Specifically, SMBC started to sell six kinds of insurance products such as whole life, term and medical insurance, when full-range sales of insurance products by banks were deregulated in December 2007. In addition, SMFG will fortify its lineup of investment trusts, pension-type insurances and an asset management service in which customers entrust their investments to SMBC Friend Securities. Also, SMBC will increase the number of financial consultants and enhance consultants' skills through trainings, and expand various types of channels such as branches, SMBC consulting plazas and SMBC consulting offices.

Next, in credit card business, according to the strategy announced in February 2008, Central Finance, OMC Card and QUOQ plan to merge in April 2009. Centered on the merged company and Sumitomo Mitsui Card, going forward, SMFG group aims for establishing "the number one credit card group in Japan" by leveraging allied companies' strength to maximize top-line synergies and by seeking economies of scale. Also, collaborative business with Promise will be further promoted through measures such as increasing the number of automatic contract machines in order to meet the sound cashing needs of customers with a variety of life styles.

- "Solution providing for corporations," "Investment banking and trust business"

For corporate customers, high quality solution will be provided further to meet customers' diversified needs. Specifically, SMBC will provide various financing techniques, such as syndicated loan and structured finance, and financial solutions for solving clients' managerial issues, such as business expansion and reorganization through M&A, through cooperation between marketing front and Corporate Advisory Division as well as collaboration with Daiwa Securities SMBC. Meanwhile, SMBC will further strengthen coverage in business areas where needs of individual customers and corporate customers co-exist, such as business succession consulting and workplace banking, through cooperation between marketing offices and Private Advisory Dept. Also, SMBC will promote collaboration between domestic and overseas channels through Global Advisory Dept. established in April 2008 and enhance solution providing capability for customers' needs of overseas expansion. Moreover, SMBC continues to strengthen measures in growth business areas such as businesses with growth companies, public institutions and local financial institutions, and environment-related businesses.

In leasing business, Sumitomo Mitsui Finance and Leasing was established through the merger of SMBC Leasing and Sumisho Lease in October 2007, based on a strategic alliance with SMFG and Sumitomo Corporation group. Going forward, Sumitomo Mitsui Finance and Leasing will provide more value added products and services leveraging the know-how of bank related leasing and trading company related leasing. Also, group-wide solution providing such as IT system development and IT consulting provided by JRI Solutions will be promoted further.

- "Focused business areas in global markets"

In global markets, SMFG designates Asia, expected to demonstrate a strong economic growth, as one of the most important market, and established an Asia Pacific Division within SMBC in April 2008 in order to respond flexibly and quickly to local business requirements in the region. Also, SMBC will strengthen initiatives in Asia by leveraging strategic alliances with local banks, such as Vietnam Export Import Commercial Joint Stock Bank and First Commercial Bank in Taiwan, agreed since last year. In addition, SMBC will further expand business franchises in growing market such as Middle-East, and further strengthen specific products which SMBC has competitive advantages, such as project finance and ship finance.

- "Proprietary investment," "Credit derivatives, trading & distribution"

In "Proprietary investment" such as mezzanine, equity and fund investments, and in "Credit derivatives, trading & distribution," under which we structure and distribute various types of risk taken through businesses such as corporate lending, SMFG will establish business platform to cope with changes in business environment flexibly and promptly, and capture business opportunities accurately.

(2) Fortify platform for supporting sustainable growth

SMFG continues to fortify its platform for supporting sustainable growth.

SMFG will further strengthen compliance through complying appropriately with both domestic and overseas laws and regulations. Also, SMFG will further strengthen function to reflect customer opinions and requests, thereby further improving customer satisfaction and service quality.

In addition, SMFG will strengthen risk management framework complying with the Basel II accord, which came into effect on March 31, 2007. Also, SMBC will enhance credit risk management further, through initiatives including the establishment of Credit Monitoring Dept. in April 2008, which provides support and guidance on credit risk management at corporate business offices.

Also, in the area of human resource management, SMFG will provide its dedicated and high motivated employees with opportunities to challenge higher positions and to broaden their coverage, thereby establishing a platform to provide customers with higher quality services.

Moreover, as one of our initiatives for becoming "a globally competitive financial services group with the highest trust," SMFG began considering future listing on the New York Stock Exchange.

With the aim of increasing return to shareholders, SMFG plans to increase dividend per common share for fiscal 2008 by ¥2,000 compared with the dividend paid for fiscal 2007, to ¥14,000. (of which ¥7,000 per common share will be paid as interim dividend.) SMFG will continue to actively examine measures to further increase return to shareholders according to the progress in the medium-term management plan.

In fiscal 2008, through these initiatives, SMFG will take a step forward to accomplish the medium-term plan, and further increase SMFG's value to its customers, shareholders, markets and society.

IV. Consolidated Financial Statements

Consolidated Balance Sheet

March 31, 2008	(Millions of yen)
Assets:	
Cash and due from banks	5,017,325
Call loans and bills bought	595,802
Receivables under resale agreements	357,075
Receivables under securities borrowing transactions	1,940,170
Commercial paper and other debt purchased	1,153,070
Trading assets	4,123,611
Money held in trust	7,329
Securities	23,517,501
Loans and bills discounted	62,144,874
Foreign exchanges	893,567
Other assets	4,951,587
Tangible fixed assets	820,411
Buildings	235,729
Land	463,225
Construction in progress	3,755
Other tangible fixed assets	117,700
Intangible fixed assets	332,525
Software	141,419
Goodwill	178,645
Other intangible fixed assets	12,460
Lease assets	1,425,097
Deferred tax assets	985,528
Customers' liabilities for acceptances and guarantees	4,585,141
Reserve for possible loan losses	(894,702)
Total assets	**111,955,918**
Liabilities:	
Deposits	72,690,624
Negotiable certificates of deposit	3,078,149
Call money and bills sold	2,638,142
Payables under repurchase agreements	1,832,467
Payables under securities lending transactions	5,732,042
Trading liabilities	2,671,316
Borrowed money	4,279,034
Foreign exchanges	301,123
Short-term bonds	769,100
Bonds	3,969,308
Due to trust account	80,796
Other liabilities	3,916,427
Reserve for employee bonuses	29,267
Reserve for executive bonuses	1,171
Reserve for employee retirement benefits	38,701
Reserve for executive retirement benefits	7,998
Reserve for reimbursement of deposits	10,417
Reserve under special laws	1,118
Deferred tax liabilities	52,046
Deferred tax liabilities for land revaluation	47,446
Acceptances and guarantees	4,585,141
Total liabilities	**106,731,842**
Net assets:	
Capital stock	1,420,877
Capital surplus	57,826
Retained earnings	1,740,610
Treasury stock	(123,989)
Total stockholders' equity	**3,095,324**
Net unrealized gains on other securities	550,648
Net deferred losses on hedges	(75,233)
Land revaluation excess	34,910
Foreign currency translation adjustments	(27,323)
Total valuation and translation adjustments	**483,002**
Stock acquisition rights	43
Minority interests	1,645,705
Total net assets	**5,224,076**
Total liabilities and net assets	**111,955,918**

Consolidated Statement of Income

Year ended March 31, 2008	(Millions of yen)
Ordinary income:	**4,623,545**
Interest income	2,145,451
Interest on loans and discounts	1,557,823
Interest and dividends on securities	333,255
Interest on call loans and bills bought	26,014
Interest on receivables under resale agreements	7,044
Interest on receivables under securities borrowing transactions	7,032
Interest on deposits with banks	101,120
Other interest income	113,160
Trust fees	3,752
Fees and commissions	704,283
Trading profits	469,571
Other operating income	1,212,635
Lease-related income	501,481
Installment-related income	344,563
Other	366,590
Other income	87,850
Ordinary expenses:	**3,792,384**
Interest expenses	935,067
Interest on deposits	495,690
Interest on negotiable certificates of deposit	51,103
Interest on call money and bills sold	23,529
Interest on payables under repurchase agreements	7,404
Interest on payables under securities lending transactions	45,499
Interest on borrowed money	47,862
Interest on short-term bonds	4,105
Interest on bonds	90,945
Other interest expenses	168,926
Fees and commissions	92,289
Other operating expenses	1,392,089
Lease-related expenses	438,856
Installment-related expenses	310,644
Other	642,588
General and administrative expenses	978,896
Other expenses	394,041
Provision for reserve for possible loan losses	71,278
Other	322,763
Ordinary profit	**831,160**
Extraordinary gains	**115,495**
Gains on disposal of fixed assets	10,988
Collection of written-off claims	1,355
Gains on reversal of reserve for contingent liabilities from financial instruments transactions	18
Other extraordinary gains	103,133
Extraordinary losses	**17,700**
Losses on disposal of fixed assets	12,538
Losses on impairment of fixed assets	5,161
Provision for reserve for contingent liabilities from financial instruments transactions	0
Income before income taxes and minority interests	**928,955**
Income taxes	
Current	103,900
Deferred	282,538
Minority interests in net income	**80,980**
Net income	**461,536**

Consolidated Statement of Changes in Net Assets

Year ended March 31, 2008 (Millions of yen)

	Stockholders' equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders' equity
Balance at March 31, 2007	1,420,877	57,773	1,386,436	(123,454)	2,741,632
Changes in the year					
Cash dividends			(110,215)		(110,215)
Net income			461,536		461,536
Acquisition of own shares				(901)	(901)
Disposal of treasury shares		53		367	420
Increase due to increase in subsidiaries			268		268
Increase due to decrease in subsidiaries			7		7
Decrease due to increase in subsidiaries			(100)		(100)
Decrease due to decrease in subsidiaries			(3)		(3)
Transfer from land revaluation excess			2,681		2,681
Net changes in the items other than stockholders' equity in the year					
Net changes in the year	—	53	354,173	(534)	353,692
Balance at March 31, 2008	1,420,877	57,826	1,740,610	(123,989)	3,095,324

(Millions of yen)

	Valuation and translation adjustments							
	Net unrealized gains on other securities	Net deferred losses on hedges	Land revaluation excess	Foreign currency translation adjustments	Total valuation and translation adjustments	Stock acquisition rights	Minority interests	Total net assets
Balance at March 31, 2007	1,262,135	(87,729)	37,605	(30,656)	1,181,353	14	1,408,279	5,331,279
Changes in the year								
Cash dividends								(110,215)
Net income								461,536
Acquisition of own shares								(901)
Disposal of treasury shares								420
Increase due to increase in subsidiaries								268
Increase due to decrease in subsidiaries								7
Decrease due to increase in subsidiaries								(100)
Decrease due to decrease in subsidiaries								(3)
Transfer from land revaluation excess								2,681
Net changes in the items other than stockholders' equity in the year	(711,486)	12,495	(2,694)	3,333	(698,351)	29	237,426	(460,895)
Net changes in the year	(711,486)	12,495	(2,694)	3,333	(698,351)	29	237,426	(107,203)
Balance at March 31, 2008	550,648	(75,233)	34,910	(27,323)	483,002	43	1,645,705	5,224,076

Consolidated Statement of Cash Flows

Year ended March 31, 2008	(Millions of yen)
1. Cash flows from operating activities:	
Income before income taxes and minority interests	928,955
Depreciation of fixed assets	83,346
Depreciation of lease assets	403,775
Losses on impairment of fixed assets	5,161
Amortization of goodwill	10,520
Equity in (earnings) losses of affiliates	41,760
Losses (gains) on sale of subsidiaries' shares and gains on change in equity of subsidiary	106
Net change in reserve for possible loan losses	(26,197)
Net change in reserve for employee bonuses	1,289
Net change in reserve for executive bonuses	1,146
Net change in reserve for employee retirement benefits	2,178
Net change in reserve for executive retirement benefits	295
Net change in reserve for reimbursement of deposits	10,417
Interest income	(2,145,451)
Interest expenses	935,067
Net (gains) losses on securities	29,146
Net (gains) losses from money held in trust	(227)
Net exchange (gains) losses	355,913
Net (gains) losses from disposal of fixed assets	1,550
Net (gains) losses from disposal of lease assets	(2,436)
Net change in trading assets	(864,864)
Net change in trading liabilities	747,776
Net change in loans and bills discounted	(3,372,601)
Net change in deposits	776,786
Net change in negotiable certificates of deposit	497,697
Net change in borrowed money (excluding subordinated debt)	333,136
Net change in deposits with banks	(241,409)
Net change in call loans and bills bought and others	34,765
Net change in receivables under securities borrowing transactions	336,724
Net change in call money and bills sold and others	2,044,633
Net change in payables under securities lending transactions	4,215,699
Net change in foreign exchanges (assets)	(14,713)
Net change in foreign exchanges (liabilities)	(22,916)
Net change in short-term bonds (liabilities)	42,500
Issuance and redemption of bonds (excluding subordinated bonds)	(220,801)
Net change in due to trust account	15,733
Interest received	2,146,724
Interest paid	(924,191)
Other, net	(326,054)
Subtotal	**5,840,942**
Income taxes paid	(58,353)
Net cash provided by operating activities	**5,782,588**
2. Cash flows from investing activities:	
Purchases of securities	(50,073,494)
Proceeds from sale of securities	35,014,774
Proceeds from maturity of securities	10,504,800
Purchases of money held in trust	(5,378)
Proceeds from sale of money held in trust	796
Purchases of tangible fixed assets	(71,301)
Proceeds from sale of tangible fixed assets	16,592
Purchases of intangible fixed assets	(64,918)
Proceeds from sale of intangible fixed assets	252
Purchases of lease assets	(457,070)
Proceeds from sale of lease assets	51,141
Proceeds from sale of stocks of subsidiaries	198
Purchases of stocks of subsidiaries	(2,951)
Net cash used in investing activities	**(5,086,559)**
3. Cash flows from financing activities:	
Proceeds from issuance of subordinated debt	40,000
Repayment of subordinated debt	(76,000)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	214,000
Repayment of subordinated bonds and bonds with stock acquisition rights	(47,000)
Dividends paid	(110,099)
Proceeds from minority stockholders	141,500
Dividends paid to minority stockholders	(60,239)
Purchases of treasury stock	(901)
Proceeds from disposal of treasury stock	853
Net cash provided by financing activities	**102,112**
4. Effect of exchange rate changes on cash and cash equivalents	**(8,465)**
5. Net change in cash and cash equivalents	789,676
6. Cash and cash equivalents at beginning of year	1,927,024
7. Change in cash and cash equivalents due to merger of consolidated subsidiaries	**1,183**
8. Change in cash and cash equivalents due to newly consolidated subsidiaries	**18,870**
9. Change in cash and cash equivalents due to exclusion of consolidated subsidiaries	**(3)**
10. Cash and cash equivalents at end of year	2,736,752

Significant Accounting Policies for Consolidated Financial Statements

1. Scope of consolidation

(1) Consolidated subsidiaries 268 companies

Principal companies: Sumitomo Mitsui Banking Corporation
THE MINATO BANK, LTD.
Kansai Urban Banking Corporation
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
Sumitomo Mitsui Finance and Leasing Company, Limited
Sumitomo Mitsui Card Company, Limited
QUOQ Inc.
SMBC Finance Service Co., Ltd.
SMBC Friend Securities Co., Ltd.
The Japan Research Institute, Limited
SMBC Capital Markets, Inc.

Changes in consolidated subsidiaries in the fiscal year ended March 31, 2008 are as follows:

Thirty-three companies including QUOQ Inc. were newly consolidated due mainly to an increase in shareholding ratio. Seventy-six companies including MG Leasing Corporation were also consolidated due to a merger between SMBC Leasing Company, Limited and Sumisho Lease Co., Ltd.

Six companies including SMFG Corporate Recovery Servicer Co., Ltd. were excluded from the scope of consolidation because they were no longer subsidiaries due to liquidation and other reasons. Also, sixteen companies including SMLC ANTLIA CO., LTD. were excluded from the scope of consolidation and became unconsolidated subsidiaries that are not accounted for by the equity method because they became operators of silent partnerships for lease transactions.

(2) Unconsolidated subsidiaries

Principal company: SBCS Co., Ltd.

Two hundred and thirty-eight subsidiaries including SMLC MAHOGANY CO., LTD. are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have been excluded from the scope of consolidation pursuant to Article 5 Paragraph 1 Item 2 of Consolidated Financial Statements Regulations.

Other unconsolidated subsidiaries are also excluded from the scope of consolidation because their total amounts in terms of total assets, ordinary income, net income, retained earnings and deferred gains/losses on hedges are so immaterial that they do not hinder a rational judgment of SMFG's financial position and results of operations when excluded from the scope of consolidation.

Information on the fourteen special purpose entities, which are not regarded as subsidiaries pursuant to Article 8 Paragraph 7 of the Financial Statements Regulations, is reported on page 37.

"Implementation Guidance on Disclosures about Certain Special Purpose Entities" (ASBJ Guidance No. 15, issued on March 29, 2007) is effective from the fiscal year beginning on or after April 1, 2007, and SMFG has applied the guidance from this fiscal year.

2. Application of the equity method

(1) Unconsolidated subsidiaries accounted for by the equity method 3 companies

Principal company: SBCS Co., Ltd.

(2) Affiliates accounted for by the equity method 71 companies

Principal companies: Sumitomo Mitsui Auto Service Company, Limited
Promise Co., Ltd.
Central Finance Co., Ltd.
OMC Card, Inc.
Daiwa Securities SMBC Co. Ltd.
NIF SMBC Ventures Co., Ltd.
Daiwa SB Investments Ltd.
Sumitomo Mitsui Asset Management Company, Limited

Changes in affiliates accounted for by the equity method in the fiscal year are as follows:

Twenty-five companies including Central Finance Co., Ltd. newly became affiliated companies accounted for by the equity method due mainly to acquisition of shares.

Three companies including QUOQ Inc. were excluded from the scope of affiliated companies accounted for by the equity method because they became consolidated subsidiaries. Ten companies including NIF Capital Management Co., Ltd. were also excluded due mainly to a merger.

(3) Unconsolidated subsidiaries that are not accounted for by the equity method

Two hundred and thirty-eight subsidiaries including SMLC MAHOGANY CO., LTD. are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have not been accounted for by the equity method pursuant to Article 10 Paragraph 1 Item 2 of Consolidated Financial Statements Regulations.

(4) Affiliates that are not accounted for by the equity method

Principal company:

Daiwa SB Investments (USA) Ltd.

Affiliates that are not accounted for by the equity method are also excluded from the scope of equity method because their total amounts in terms of net income, retained earnings and deferred gains/losses on hedges are so immaterial that they do not hinder a rational judgment of SMFG's financial position and results of operations when excluded from the scope of equity method.

3. The balance sheet dates of consolidated subsidiaries

(1) The balance sheet dates of the consolidated subsidiaries are as follows:

June 30	6	companies
July 31	2	companies
September 30	7	companies
October 31	2	companies
November 30	2	companies
December 31	122	companies
January 31	7	companies
February 29	6	companies
March 31	114	companies

(2) The subsidiaries whose balance sheet dates are July 31, September 30, November 30 and January 31 are consolidated after the accounts were provisionally closed as of March 31 for the purpose of consolidation. In case of the subsidiaries whose balance sheet dates are June 30, they are consolidated after the accounts were provisionally closed as of December 31 and March 31. As for the subsidiaries whose balance sheet dates are October 31, their financial statements are consolidated based on the provisional financial statements closed as of January 31 and March 31, respectively. The other companies are consolidated on the basis of their respective balance sheet dates.

Appropriate adjustments are made for material transactions during the periods from their respective balance sheet dates to the consolidated balance sheet date.

4. Accounting policies

(1) Standards for recognition and measurement of trading assets/liabilities of trading assets/liabilities and trading profits/losses

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in "Trading assets" or "Trading liabilities" on the consolidated balance sheet on a trade date basis.

Securities and monetary claims purchased for trading purposes are stated at the fiscal year-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated balance sheet date.

Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as "Trading profits" and "Trading losses." Both accounts include interest received or paid during the fiscal year. The year-on-year valuation differences of securities and money claims are also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the year-on-year valuation differences are also recorded in the above-mentioned accounts.

(2) Standards for recognition and measurement of securities

(a) Debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (straight-line method) using the moving-average method. Investments in unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost using the moving-average method. Securities other than trading purpose securities, held-to-maturity securities and investments in unconsolidated subsidiaries and affiliates are classified as "other securities" (available-for-sale securities). Stocks in other securities that have market prices are carried at their average market prices during the final month of the fiscal year, and bonds and others that have market prices are carried at their fiscal year-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities with no available market prices are carried at cost or amortized cost using the moving-average method. Net unrealized gains (losses) on other securities, net of income taxes, are included in "Net assets."

(b) Securities included in money held in trust are carried in the same method as in (1) and (2) (a) above.

(3) Standards for recognition and measurement of derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value, though some consolidated overseas subsidiaries account for derivative transactions in accordance with their local accounting standards.

(4) Depreciation

(a) Tangible fixed assets and lease assets

Tangible fixed assets owned by Sumitomo Mitsui Financial Group, Inc. ("SMFG") and its consolidated subsidiary, Sumitomo Mitsui Banking Corporation ("SMBC") are depreciated using the straight-line method. Equipments are depreciated using the declining-balance method. The estimated useful lives of major items are as follows:

Buildings: 7 to 50 years
Equipment: 2 to 20 years

Other consolidated subsidiaries depreciate tangible fixed assets and lease assets primarily using the straight-line method over the estimated useful lives of the respective assets and the straight-line method over the lease term based on the residual value of assets at the end of the lease term, respectively.

In accordance with the amendment of the corporate tax laws in this fiscal year, the tangible fixed assets acquired on or after April 1, 2007 are depreciated based on the depreciation method under the amended corporate tax laws. This accounting change had no material impact on the consolidated financial statements of this fiscal year.

As for the tangible fixed assets acquired before April 1, 2007, from the fiscal year ended March 31, 2008, their residual values are depreciated over five years using the straight line method after the fiscal year in which the depreciable limit is reached. This accounting change had no material impact on the consolidated financial statements.

(b) Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by SMFG and its consolidated domestic subsidiaries is depreciated over its estimated useful life (basically five years).

(5) Reserve for possible loan losses

Reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings ("bankrupt borrowers") or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation ("effectively bankrupt borrowers"), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees.

For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy ("potentially bankrupt borrowers"), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

Discounted Cash Flows ("DCF") method is used for claims on borrowers whose cash flows from collection of principals and interest can be rationally estimated and SMBC applies it to claims on large potentially bankrupt borrowers and claims on large borrowers requiring close monitoring that have been classified as "Past due loans (3 months or more)" or "Restructured loans," whose total loans from SMBC exceed a certain amount. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, a reserve is provided based on the historical loan-loss ratio.

For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment. The reserves are provided based on the results of these assessments.

Reserve for possible loan losses of other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off was ¥518,594 million.

(6) Reserve for employee bonuses

Reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the fiscal year.

(7) Reserve for executive bonuses

Reserve for executive bonuses is provided for payment of bonuses to executives, in the amount of estimated bonuses, which are attributable to the fiscal year.

(8) Reserve for employee retirement benefits

Reserve for employee retirement benefits is provided for payment of retirement benefits to employees, in the amount deemed accrued at the fiscal year-end, based on the projected retirement benefit obligation and the fair value of plan assets at the fiscal year-end.

Unrecognized prior service cost is amortized using the straight-line method, primarily over 9 years within the employees' average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized using the straight-line method, primarily over 9 years within the employees' average remaining service period, commencing from the next fiscal year of incurrence.

(9) Reserve for executive retirement benefits

Reserve for executive retirement benefits is provided for payment of retirement benefits to directors, corporate auditors and other executive officers, in the amount deemed accrued at the fiscal year-end based on our internal regulations.

(10) Reserve for reimbursement of deposits

Reserve for reimbursement of deposits which were derecognized as liabilities under certain conditions is provided for the possible losses on the future claims of withdrawal based on the historical reimbursement experience. Formerly, deposits which were derecognized as liabilities were expensed when they were actually reimbursed. However, from the fiscal year ended March 31, 2008, such reserve is provided in the estimated amount as described above in accordance with the "Treatment for Auditing of Reserve under Special Taxation Measures Law, Reserve under Special Laws and Reserve for Retirement Benefits to Directors and Corporate Auditors" (JICPA Audit and Assurance Practice Committee Report No.42) of April 13, 2007.

As a result, Ordinary profit and Income before income taxes and minority interests decreased by ¥10,417 million each as compared with the former method.

(11) Reserve under special laws

Reserve under special laws is a reserve for contingent liabilities from financial instruments transactions of ¥1,118 million. This reserve is provided for compensation for losses from derivative transactions pursuant to Article 46-5 and Article 48-3 of the Financial Instruments and Exchange Law.

Reserve for contingent liabilities from financial futures and securities transactions were formerly recognized in accordance with Article 81 of the Financial Futures Transactions Law and Article 51 of the Securities and Exchange Law, respectively. However, from the fiscal year ended March 31, 2008, reserve for contingent liabilities from financial instruments transactions is stated in accordance with the enforcement of the Financial Instruments and Exchange Law on September 30, 2007.

(12) Translation of foreign currency assets and liabilities

Assets and liabilities of SMFG and SMBC denominated in foreign currencies and accounts of SMBC overseas branches are translated into Japanese yen mainly at the exchange rate prevailing at the consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Other consolidated subsidiaries' assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective balance sheet dates.

(13) Accounting method for lease transactions

Financing leases of SMFG and its consolidated domestic subsidiaries, excluding those in which the ownership of the property is transferred to the lessee, are accounted for in the same method as operating leases.

(14) Standards for recognizing lease-related income and expenses on lease transactions

(a) Recognition of lease-related income on lease transactions

Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.

(b) Recognition of income and expenses on installment sales

Primarily, installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full term of the installment sales.

(15) Hedge accounting

(a) Hedging against interest rate changes

As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC applies deferred hedge accounting.

SMBC applies deferred hedge accounting stipulated in "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Audit Committee Report No.24) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.

As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also assesses the effectiveness of such individual hedges.

As a result of the application of JICPA Industry Audit Committee Report No.24, SMBC discontinued the application of hedge accounting or applied fair value hedge accounting to a portion of the hedging instruments using "macro hedge," which had been applied in order to manage interest rate risk arising from large-volume transactions in loans, deposits and other interest-earning assets and interest-bearing liabilities as a whole using derivatives pursuant to "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking

Industry" (JICPA Industry Audit Committee Report No.15). The deferred hedge losses and gains related to such a portion of hedging instruments are charged to "Interest income" or "Interest expenses" over a 12-year period (maximum) according to their maturity from the fiscal year ended March 31, 2004. At the fiscal year-end, gross amounts of deferred hedge losses and gains on "macro hedge" (before deducting tax effect) were ¥17,608 million and ¥13,358 million, respectively.

(b) Hedging against currency fluctuations

SMBC applies deferred hedge accounting stipulated in "Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry" (JICPA Industry Audit Committee Report No.25) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Audit Committee Report No.25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

(c) Transactions between consolidated subsidiaries

As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the strict criteria for external transactions stipulated in JICPA Industry Audit Committee Report No.24 and No.25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting or the special treatment for interest rate swaps. A consolidated domestic subsidiary (a leasing company) partly applies the accounting method that is permitted by "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Leasing Industry" (JICPA Industry Audit Committee Report No.19).

(16) Consumption tax

National and local consumption taxes of SMFG and its consolidated domestic subsidiaries are accounted for using the tax-excluded method.

5. Valuation of consolidated subsidiaries' assets and liabilities

Assets and liabilities of consolidated subsidiaries including the portion attributable to minority shareholders are valuated for consolidation at fair value when SMFG acquires their control.

6. Amortization of goodwill

Goodwill on SMBC Friend Securities Co., Ltd., Sumitomo Mitsui Finance and Leasing Company, Limited and SMBC Leasing Company, Limited is amortized using the straight-line method over 20 years, 20 years and 5 years, respectively. Goodwill on other companies is charged or credited to income directly when incurred.

7. Scope of "Cash and cash equivalents" on Consolidated Statement of Cash Flows

For the purposes of presenting the consolidated statement of cash flows, "Cash and cash equivalents" are cash on hand and non-interest earning deposits with banks.

<Application of New Accounting Standards>

(Accounting Practices for Tax Effect Accounting on Consolidated Financial Statements)

From this fiscal year, SMFG has applied Article 30-2 of the "Accounting Practices for Tax Effect Accounting on Consolidated Financial Statements" (JICPA Accounting Practice Committee Report No. 6, issued on March 29, 2007) to sales of investments such as shares of subsidiaries within the group companies. As a result, net income decreased by ¥18,939 million compared with the former method.

(Accounting Standards for Financial Instruments)

Provisions on the scope of securities stipulated by regulations such as the "Accounting Standards for Financial Instruments" (ASBJ Statement No. 10) and the "Accounting Practices for Financial Instruments" (JICPA Accounting Practice Committee Report No. 14) were partially revised on June 15 and July 4, 2007, respectively, and became effective from the fiscal year ending on and after the implementation day of the Financial Instruments and Exchange Law. SMFG, accordingly, applied the revised accounting standards and practices from this fiscal year.

<Change of Presentation>

The Enforcement Ordinance of the Banking Law was revised on August 8, 2007 and effective on and after September 30, 2007. "Provision for reserve for contingent liabilities from financial futures transactions" and "Provision for reserve for contingent liabilities from securities transactions," which were reported in "extraordinary losses," are reported as "Provision for reserve for contingent liabilities from financial instruments transactions" from this fiscal year. Similarly, "Gains on reversal of reserve for contingent liabilities from financial futures transactions" and "Gains on reversal of reserve for contingent liabilities from securities transactions," which were reported in "extraordinary gains," are reported as "Gains on reversal of reserve for contingent liabilities from financial instruments transactions" from this fiscal year.

Notes to Consolidated Balance Sheet

1. Amounts less than one million yen have been omitted.

2. Securities included stocks of unconsolidated subsidiaries and affiliates of ¥488,876 million and investments of ¥5,252 million.

3. Japanese government bonds and stocks as a sub-account of Securities include ¥81,071 million of unsecured loaned securities for which borrowers have the right to sell or pledge.
As for the unsecured borrowed securities for which SMBC has the right to sell or pledge and the securities which SMBC purchased under resale agreements and borrowed with cash collateral, that are permitted to be sold or pledged without restrictions, ¥1,758,728 million of securities are pledged, and ¥504,363 million of securities are held in hand as of the consolidated balance sheet date.

4. Bankrupt loans and Non-accrual loans were ¥73,472 million and ¥607,226 million, respectively.
"Bankrupt loans" are loans, after write-off, to legally bankrupt borrowers as defined in Article 96-1-3 and 96-1-4 of the Enforcement Ordinance No.97 of the Japanese Corporate Tax Law (issued in 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons.
"Non-accrual loans" are loans on which accrued interest income is not recognized, excluding "Bankrupt loans" and loans on which interest payments are deferred in order to support the borrowers' recovery from financial difficulties.

5. Past due loans (3 months or more) totaled ¥26,625 million.
"Past due loans (3 months or more)" are loans on which the principal or interest is past due for three months or more, excluding "Bankrupt loans" and "Non-accrual loans."

6. Restructured loans totaled ¥385,336 million.
"Restructured loans" are loans on which terms and conditions have been amended in favor of the borrowers (e.g. reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers' recovery from financial difficulties, excluding "Bankrupt loans," "Non-accrual loans" and "Past due loans (3 months or more)."

7. The total amount of Bankrupt loans, Non-accrual loans, Past due loans (3 months or more) and Restructured loans was ¥1,092,661 million. The amounts of loans presented in Notes 4 to 7 above are the amounts before deduction of reserve for possible loan losses.

8. Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No.24. SMFG's banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions. The total face value was ¥807,712 million.

9. Assets pledged as collateral were as follows:

	(Millions of yen)
Assets pledged as collateral	
Cash and due from banks	¥ 158,679
Trading assets	673,261
Securities	8,334,432
Loans and bills discounted	952,137
Other assets (installment account receivable etc.)	3,008
Liabilities corresponding to assets pledged as collateral	
Deposits	¥ 25,381
Call money and bills sold	1,135,000
Payables under repurchase agreements	1,714,479
Payables under securities lending transactions	5,379,076
Trading liabilities	150,283
Borrowed money	1,447,744
Other liabilities	14,499
Acceptances and guarantees	140,917

In addition, Cash and due from banks of ¥7,745 million, Trading assets of ¥601,560 million, Securities of ¥3,344,984 million, Commercial paper and other debt purchased of ¥427 million and Loans and bills discounted of ¥888,532 million were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes.
Other assets include surety deposits and intangible of ¥85,979 million and variation margins of futures markets of ¥11,546 million.

10. Commitment line contracts on overdrafts and loans are agreements to lend to customers up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amount of unused commitments was ¥40,694,898 million and the amount of unused commitments whose original contract terms are within one year or unconditionally cancelable at any time was ¥34,502,051 million. Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers' financial positions, revising contracts when need arises and securing claims after contracts are made.

11. SMBC revaluated its own land for business activities in accordance with the "Law Concerning Land Revaluation" (the "Law") effective March 31, 1998 and the law concerning amendment of the Law effective March 31, 2001. The income taxes corresponding to the net unrealized gains are deferred and reported in "Liabilities" as "Deferred tax liabilities for land revaluation," and the net unrealized gains, net of deferred taxes, are reported as "Land revaluation excess" in "Net assets."

Certain other consolidated subsidiaries revaluated their own land for business activities in accordance with the Law. The income taxes corresponding to the net unrealized gains are deferred and reported in "Liabilities" as "Deferred tax liabilities for land revaluation" and the net unrealized gains, net of deferred taxes, are reported as "Land revaluation excess" in "Net assets."

Date of the revaluation

SMBC:

March 31, 1998 and March 31, 2002

Certain other consolidated subsidiaries:

March 31, 1999 and March 31, 2002

Method of revaluation (stipulated in Article 3-3 of the Law)

SMBC:

Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2-3, 2-4 or 2-5 of the Enforcement Ordinance of the Law Concerning Land Revaluation (the Enforcement Ordinance No.119) effective March 31, 1998.

Certain other consolidated subsidiaries:

Fair values were determined based on the values stipulated in Article 2-3 and 2-5 of the Enforcement Ordinance No.119.

12. Accumulated depreciation on tangible fixed assets and accumulated depreciation on lease assets amounted to ¥557,958 million and ¥2,356,863 million, respectively.

13. Deferred gain on fixed assets deductible for tax purposes amounted to ¥66,936 million.

14. The balance of subordinated debt included in "Borrowed money" was ¥523,500 million.

15. The balance of subordinated bonds included in "Bonds" was ¥2,281,432 million.

16. The amount guaranteed by banking subsidiaries to privately-placed bonds (stipulated by Article 2-3 of Financial Instruments and Exchange Law) in "Securities" was ¥2,179,347 million.

Notes to Consolidated Statement of Income

1. Amounts less than one million yen have been omitted.

2. "Other income" included gains on sales of stocks and other securities of ¥61,509 million.

3. "Other expenses" included write-off of loans of ¥141,750 million, losses on devaluation of stocks and other securities of ¥62,835 million, losses on delinquent loans sold of ¥35,300 million and equity in losses of affiliates of ¥41,760 million.

4. "Other extraordinary gains" included gains on change in equity due to mergers of subsidiaries of ¥103,133 million.

5. The difference between the recoverable amount and the book value of the following assets is recognized as "Losses on impairment of fixed assets" and included in "Extraordinary losses" in the fiscal year.

(Millions of yen)

Area	Purpose of use		Type	Impairment loss
Tokyo metropolitan area	Branches	4 branches	Land and premises etc.	¥ 41
	Idle assets	27 items		1,196
	Others	2 items		69
Kinki area	Branches	5 branches	Land and premises etc.	298
	Idle assets	18 items		3,086
Others	Branches	9 branches	Land and premises etc.	17
	Idle assets	13 items		451

SMBC continuously manages every branch and determines its income and expenses. SMBC considers each branch as the smallest unit of asset group for recognition and measurement of impairment loss. Fixed assets (such as corporate headquarters facilities, training institutes, business and system centers, and health and recreational facilities) which do not have identifiable cash flows are grouped with other assets. As for idle assets, impairment loss on each asset is measured individually. At other consolidated subsidiaries, a branch is generally considered as the smallest grouping unit.

In case investments in idle assets and branches (only idle assets in the case of SMBC) are not expected to be recovered, SMBC and other consolidated subsidiaries reduced the book values to their recoverable amounts and recognized the relevant losses as "losses on impairment of fixed assets," which were included in "Extraordinary losses" in the fiscal year.

Recoverable amounts are calculated mainly using net realizable value which is based on appraisal value in accordance with the Real Estate Appraisal Standard less the expected sale costs.

Notes to Consolidated Statement of Changes in Net Assets

1. Amounts less than one million yen have been omitted.

2. Type and number of shares issued and treasury shares are as follows:

	Number of shares as of the previous fiscal year-end	Number of shares increased in the fiscal year	Number of shares decreased in the fiscal year	Number of shares as of the fiscal year-end
Shares issued				
Common stock	7,733,653.77	–	–	7,733,653.77
Preferred stock (1st series type 4)	4,175	–	–	4,175
Preferred stock (2nd series type 4)	4,175	–	–	4,175
Preferred stock (3rd series type 4)	4,175	–	–	4,175
Preferred stock (4th series type 4)	4,175	–	–	4,175
Preferred stock (5th series type 4)	4,175	–	–	4,175
Preferred stock (6th series type 4)	4,175	–	–	4,175
Preferred stock (7th series type 4)	4,175	–	–	4,175
Preferred stock (8th series type 4)	4,175	–	–	4,175
Preferred stock (9th series type 4)	4,175	–	–	4,175
Preferred stock (10th series type 4)	4,175	–	–	4,175
Preferred stock (11th series type 4)	4,175	–	–	4,175
Preferred stock (12th series type 4)	4,175	–	–	4,175
Preferred stock (1st series type 6)	70,001	–	–	70,001
Total	7,853,754.77	–	–	7,853,754.77
Treasury shares				
Common stock	168,630.95	(*1) 895.01	(*2) 528.55	168,997.41
Total	168,630.95	895.01	528.55	168,997.41

(*) 1. Increase in number of treasury common shares:
- 895.01 shares due to purchase of fractional shares

2. Decrease in number of treasury common shares:
- 234.55 shares due to sale of fractional shares and delivery of shares in connection with exercising of stock options
- 294 shares due to sale of shares of SMFG's common stock owned by subsidiaries

3. Information on stock acquisition rights is as follows:

	Detail of stock acquisition rights	Type of shares	Number of shares				Balance as of the fiscal year-end (Millions of yen)
			Previous fiscal year-end	Increase in the fiscal year	Decrease in the fiscal year	Fiscal year-end	
SMFG	Stock acquisition rights as stock options						¥ –
Consolidated subsidiaries							43
Total							¥ 43

4. Information on dividends is as follows:

(1) Dividends paid in the fiscal year

(Millions of yen, except per share amount)

Date of resolution	Type of shares	Aggregate amount of dividends	Cash dividends per share	Record date	Effective date
Ordinary general meeting of shareholders held on June 28, 2007	Common stock	¥53,660	¥ 7,000	March 31, 2007	June 28, 2007
	Preferred stock (1st series type 4)	563	135,000	March 31, 2007	June 28, 2007
	Preferred stock (2nd series type 4)	563	135,000	March 31, 2007	June 28, 2007
	Preferred stock (3rd series type 4)	563	135,000	March 31, 2007	June 28, 2007
	Preferred stock (4th series type 4)	563	135,000	March 31, 2007	June 28, 2007
	Preferred stock (5th series type 4)	563	135,000	March 31, 2007	June 28, 2007
	Preferred stock (6th series type 4)	563	135,000	March 31, 2007	June 28, 2007
	Preferred stock (7th series type 4)	563	135,000	March 31, 2007	June 28, 2007
	Preferred stock (8th series type 4)	563	135,000	March 31, 2007	June 28, 2007
	Preferred stock (9th series type 4)	563	135,000	March 31, 2007	June 28, 2007
	Preferred stock (10th series type 4)	563	135,000	March 31, 2007	June 28, 2007
	Preferred stock (11th series type 4)	563	135,000	March 31, 2007	June 28, 2007
	Preferred stock (12th series type 4)	563	135,000	March 31, 2007	June 28, 2007
	Preferred stock (1st series type 6)	6,195	88,500	March 31, 2007	June 28, 2007
Meeting of Board of Directors held on November 19, 2007	Common stock	¥38,326	¥ 5,000	September 30, 2007	December 7, 2007
	Preferred stock (1st series type 4)	281	67,500	September 30, 2007	December 7, 2007
	Preferred stock (2nd series type 4)	281	67,500	September 30, 2007	December 7, 2007
	Preferred stock (3rd series type 4)	281	67,500	September 30, 2007	December 7, 2007
	Preferred stock (4th series type 4)	281	67,500	September 30, 2007	December 7, 2007
	Preferred stock (5th series type 4)	281	67,500	September 30, 2007	December 7, 2007
	Preferred stock (6th series type 4)	281	67,500	September 30, 2007	December 7, 2007
	Preferred stock (7th series type 4)	281	67,500	September 30, 2007	December 7, 2007
	Preferred stock (8th series type 4)	281	67,500	September 30, 2007	December 7, 2007
	Preferred stock (9th series type 4)	281	67,500	September 30, 2007	December 7, 2007
	Preferred stock (10th series type 4)	281	67,500	September 30, 2007	December 7, 2007
	Preferred stock (11th series type 4)	281	67,500	September 30, 2007	December 7, 2007
	Preferred stock (12th series type 4)	281	67,500	September 30, 2007	December 7, 2007
	Preferred stock (1st series type 6)	3,097	44,250	September 30, 2007	December 7, 2007

(2) Dividends to be paid in the next fiscal year

(Millions of yen, except per share amount)

Date of resolution	Type of shares	Aggregate amount of dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Ordinary general meeting of shareholders to be held on June 27, 2008	Common stock	¥53,655	Retained earnings	¥ 7,000	March 31, 2008	June 27, 2008
	Preferred stock (1st series type 4)	281	Retained earnings	67,500	March 31, 2008	June 27, 2008
	Preferred stock (2nd series type 4)	281	Retained earnings	67,500	March 31, 2008	June 27, 2008
	Preferred stock (3rd series type 4)	281	Retained earnings	67,500	March 31, 2008	June 27, 2008
	Preferred stock (4th series type 4)	281	Retained earnings	67,500	March 31, 2008	June 27, 2008
	Preferred stock (5th series type 4)	281	Retained earnings	67,500	March 31, 2008	June 27, 2008
	Preferred stock (6th series type 4)	281	Retained earnings	67,500	March 31, 2008	June 27, 2008
	Preferred stock (7th series type 4)	281	Retained earnings	67,500	March 31, 2008	June 27, 2008
	Preferred stock (8th series type 4)	281	Retained earnings	67,500	March 31, 2008	June 27, 2008
	Preferred stock (9th series type 4)	281	Retained earnings	67,500	March 31, 2008	June 27, 2008
	Preferred stock (10th series type 4)	281	Retained earnings	67,500	March 31, 2008	June 27, 2008
	Preferred stock (11th series type 4)	281	Retained earnings	67,500	March 31, 2008	June 27, 2008
	Preferred stock (12th series type 4)	281	Retained earnings	67,500	March 31, 2008	June 27, 2008
	Preferred stock (1st series type 6)	3,097	Retained earnings	44,250	March 31, 2008	June 27, 2008

Notes to Consolidated Statement of Cash Flows

1. Amounts less than one million yen have been omitted.

2. Reconciliation of "Cash and due from banks" of the consolidated balance sheet to "Cash and cash equivalents" at the fiscal year-end is as follows:

March 31, 2008	(Millions of yen)
Cash and due from banks	¥ 5,017,325
Interest-earning deposits	(2,280,573)
Cash and cash equivalents	¥ 2,736,752

3. Significant non-money transactions

(1) QUOQ Inc. and two other companies became consolidated subsidiaries of SMFG due to increases in voting rights. Their major assets and liabilities are as follows:

	(Millions of yen)
Assets	¥ 1,504,288
[Other assets]	[548,428]
[Customers' liabilities for acceptances and guarantees]	[891,593]
Liabilities	¥ 1,471,831
[Borrowed money]	[436,628]
[Acceptances and guarantees]	[891,593]

(2) The major assets and liabilities which were acquired due to a merger between SMBC Leasing Company, Limited and Sumisho Lease Co., Ltd. are as follows:

	(Millions of yen)
Assets	¥ 1,392,490
[Lease assets]	[632,224]
[Loans and bills discounted]	[329,069]
Liabilities	¥ 1,249,703
[Borrowed money]	[571,741]
[Short-term bonds]	[393,000]

(3) SMBC Auto Leasing Company, Limited and one other company were excluded from the scope of consolidation due to a merger with Sumisho Auto Leasing Corporation. Their major assets and liabilities are as follows:

	(Millions of yen)
Assets	¥ 305,751
[Lease assets]	[221,725]
Liabilities	¥ 289,379
[Borrowed money]	[144,561]
[Short-term bonds]	[106,000]

Year ended March 31, 2007 (Millions of yen)

	Stockholders' equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders' equity
Balance at March 31, 2006	1,420,877	1,229,225	992,064	(4,393)	3,637,773
Changes in the year					
Increase due to exchange of shares		221,365			221,365
Cash dividends			(47,951)		(47,951)
Net income			441,351		441,351
Acquisition of own shares				(1,519,599)	(1,519,599)
Disposal of treasury shares		3,459		4,260	7,720
Retirement of treasury shares		(1,396,277)		1,396,277	−
Increase due to increase of subsidiaries			396		396
Increase due to decrease of subsidiaries			22		22
Decrease due to increase of subsidiaries			(16)		(16)
Decrease due to decrease of subsidiaries			(5)		(5)
Transfer from land revaluation excess			575		575
Net changes in the items other than stockholders' equity in the year					
Net changes in the year	−	(1,171,452)	394,372	(119,061)	(896,141)
Balance at March 31, 2007	1,420,877	57,773	1,386,436	(123,454)	2,741,632

(Millions of yen)

	Valuation and translation adjustments							
	Net unrealized gains on other securities	Net deferred losses on hedges	Land revaluation excess	Foreign currency translation adjustments	Total valuation and translation adjustments	Stock acquisition rights	Minority interests	Total net assets
Balance at March 31, 2006	819,927	−	38,173	(41,475)	816,625	−	1,113,025	5,567,424
Changes in the year								
Increase due to exchange of shares								221,365
Cash dividends								(47,951)
Net income								441,351
Acquisition of own shares								(1,519,599)
Disposal of treasury shares								7,720
Retirement of treasury shares								−
Increase due to increase of subsidiaries								396
Increase due to decrease of subsidiaries								22
Decrease due to increase of subsidiaries								(16)
Decrease due to decrease of subsidiaries								(5)
Transfer from land revaluation excess								575
Net changes in the items other than stockholders' equity in the year	442,207	(87,729)	(568)	10,818	364,728	14	295,254	659,996
Net changes in the year	442,207	(87,729)	(568)	10,818	364,728	14	295,254	(236,144)
Balance at March 31, 2007	1,262,135	(87,729)	37,605	(30,656)	1,181,353	14	1,408,279	5,331,279

Comparative Consolidated Balance Sheets (Condensed)

March 31,	2008 (A)	2007 (B)	(Millions of yen) Change (A-B)
Assets:			
Cash and due from banks	5,017,325	4,036,856	980,469
Call loans and bills bought	595,802	1,107,078	(511,276)
Receivables under resale agreements	357,075	76,551	280,524
Receivables under securities borrowing transactions	1,940,170	2,276,894	(336,724)
Commercial paper and other debt purchased	1,153,070	963,916	189,154
Trading assets	4,123,611	3,277,885	845,726
Money held in trust	7,329	2,924	4,405
Securities	23,517,501	20,537,500	2,980,001
Loans and bills discounted	62,144,874	58,689,322	3,455,552
Foreign exchanges	893,567	881,436	12,131
Other assets	4,951,587	3,349,949	1,601,638
Tangible fixed assets	820,411	817,567	2,844
Intangible fixed assets	332,525	234,896	97,629
Lease assets	1,425,097	1,001,346	423,751
Deferred tax assets	985,528	887,224	98,304
Customers' liabilities for acceptances and guarantees	4,585,141	3,606,050	979,091
Reserve for possible loan losses	(894,702)	(889,093)	(5,609)
Total assets	**111,955,918**	**100,858,309**	**11,097,609**
Liabilities:			
Deposits	72,690,624	72,156,224	534,400
Negotiable certificates of deposit	3,078,149	2,589,217	488,932
Call money and bills sold	2,638,142	2,286,698	351,444
Payables under repurchase agreements	1,832,467	140,654	1,691,813
Payables under securities lending transactions	5,732,042	1,516,342	4,215,700
Trading liabilities	2,671,316	1,942,973	728,343
Borrowed money	4,279,034	3,214,137	1,064,897
Foreign exchanges	301,123	323,890	(22,767)
Short-term bonds	769,100	439,600	329,500
Bonds	3,969,308	4,093,525	(124,217)
Due to trust account	80,796	65,062	15,734
Other liabilities	3,916,427	2,981,714	934,713
Reserve for employee bonuses	29,267	27,513	1,754
Reserve for executive bonuses	1,171	–	1,171
Reserve for employee retirement benefits	38,701	34,424	4,277
Reserve for executive retirement benefits	7,998	7,371	627
Reserve for reimbursement of deposits	10,417	–	10,417
Reserve under special laws	1,118	1,137	(19)
Deferred tax liabilities	52,046	50,953	1,093
Deferred tax liabilities for land revaluation	47,446	49,536	(2,090)
Acceptances and guarantees	4,585,141	3,606,050	979,091
Total liabilities	**106,731,842**	**95,527,029**	**11,204,813**
Total net assets	**5,224,076**	5,331,279	**(107,203)**
Total liabilities and net assets	**111,955,918**	100,858,309	**11,097,609**

(Note) Amounts less than one million yen have been omitted.

Comparative Consolidated Statements of Income (Condensed)

			(Millions of yen)
	2008	2007	Change
Year ended March 31,	(A)	(B)	(A-B)
Ordinary income:	**4,623,545**	**3,901,259**	**722,286**
Interest income	2,145,451	1,979,069	166,382
Interest on loans and discounts	1,557,823	1,375,851	181,972
Interest and dividends on securities	333,255	369,770	(36,515)
Trust fees	3,752	3,508	244
Fees and commissions	704,283	705,998	(1,715)
Trading profits	469,571	127,561	342,010
Other operating income	1,212,635	1,003,632	209,003
Other income	87,850	81,489	6,361
Ordinary expenses:	**3,792,384**	**3,102,649**	**689,735**
Interest expenses	935,067	810,476	124,591
Interest on deposits	495,690	457,078	38,612
Fees and commissions	92,289	96,812	(4,523)
Trading losses	–	1,936	(1,936)
Other operating expenses	1,392,089	1,004,370	387,719
General and administrative expenses	978,896	888,561	90,335
Other expenses	394,041	300,491	93,550
Ordinary profit	**831,160**	**798,610**	**32,550**
Extraordinary gains	**115,495**	**46,527**	**68,968**
Extraordinary losses	**17,700**	**38,347**	**(20,647)**
Income before income taxes and minority interests	**928,955**	**806,790**	**122,165**
Income taxes			
Current	103,900	87,818	16,082
Deferred	282,538	218,770	63,768
Minority interests in net income	**80,980**	**58,850**	**22,130**
Net income	461,536	441,351	20,185

(Note) Amounts less than one million yen have been omitted.

Comparative Consolidated Statements of Cash Flows

(Millions of yen)

Year ended March 31,	2008 (A)	2007 (B)	Change (A-B)
1. Cash flows from operating activities:			
Income before income taxes and minority interests	928,955	806,790	122,165
Depreciation of fixed assets	83,346	78,869	4,477
Depreciation of lease assets	403,775	335,399	68,376
Losses on impairment of fixed assets	5,161	30,548	(25,387)
Amortization of goodwill	10,520	4,858	5,662
Equity in losses (earnings) of affiliates	41,760	104,170	(62,410)
Losses (gains) on sale of subsidiaries' shares and gains on change in equity of subsidiary	106	(5,072)	5,178
Net change in reserve for possible loan losses	(26,197)	(146,971)	120,774
Net change in reserve for employee bonuses	1,289	2,128	(839)
Net change in reserve for executive bonuses	1,146	-	1,146
Net change in reserve for employee retirement benefits	2,178	(2,639)	4,817
Net change in reserve for executive retirement benefits	295	7,371	(7,076)
Net change in reserve for reimbursement of deposits	10,417	-	10,417
Interest income	(2,145,451)	(1,979,069)	(166,382)
Interest expenses	935,067	810,476	124,591
Net (gains) losses on securities	29,146	71,686	(42,540)
Net (gains) losses from money held in trust	(227)	(0)	(227)
Net exchange (gains) losses	355,913	(103,541)	459,454
Net (gains) losses from disposal of fixed assets	1,550	3,067	(1,517)
Net (gains) losses from disposal of lease assets	(2,436)	(1,364)	(1,072)
Net change in trading assets	(864,864)	767,067	(1,631,931)
Net change in trading liabilities	747,776	(969,090)	1,716,866
Net change in loans and bills discounted	(3,372,601)	(1,376,693)	(1,995,908)
Net change in deposits	776,786	1,307,266	(530,480)
Net change in negotiable certificates of deposit	497,697	(136,304)	634,001
Net change in borrowed money (excluding subordinated debt)	333,136	1,141,752	(808,616)
Net change in deposits with banks	(241,409)	(157,092)	(84,317)
Net change in call loans and bills bought and others	34,765	(612,297)	647,062
Net change in receivables under securities borrowing transactions	336,724	(320,243)	656,967
Net change in call money and bills sold and others	2,044,633	(5,994,528)	8,039,161
Net change in commercial paper	-	(10,000)	10,000
Net change in payables under securities lending transactions	4,215,699	(1,230,782)	5,446,481
Net change in foreign exchanges (assets)	(14,713)	66,917	(81,630)
Net change in foreign exchanges (liabilities)	(22,916)	(124,047)	101,131
Net change in short-term bonds (liabilities)	42,500	55,700	(13,200)
Issuance and redemption of bonds (excluding subordinated bonds)	(220,801)	(198,091)	(22,710)
Net change in due to trust account	15,733	(253,534)	269,267
Interest received	2,146,724	1,966,949	179,775
Interest paid	(924,191)	(774,678)	(149,513)
Other, net	(326,054)	197,841	(523,895)
Subtotal	5,840,942	(6,637,179)	12,478,121
Income taxes paid	(58,353)	(123,561)	65,208
Net cash provided by (used in) operating activities	5,782,588	(6,760,740)	12,543,328
2. Cash flows from investing activities:			
Purchases of securities	(50,073,494)	(35,085,809)	(14,987,685)
Proceeds from sale of securities	35,014,774	21,544,154	13,470,620
Proceeds from maturity of securities	10,504,800	18,886,454	(8,381,654)
Purchases of money held in trust	(5,378)	-	(5,378)
Proceeds from sale of money held in trust	796	-	796
Purchases of tangible fixed assets	(71,301)	(193,614)	122,313
Proceeds from sale of tangible fixed assets	16,592	8,474	8,118
Purchases of intangible fixed assets	(64,918)	(57,506)	(7,412)
Proceeds from sale of intangible fixed assets	252	6	246
Purchases of lease assets	(457,070)	(383,526)	(73,544)
Proceeds from sale of lease assets	51,141	48,392	2,749
Proceeds from sale of stocks of subsidiaries	198	3,745	(3,547)
Purchases of stocks of subsidiaries	(2,951)	(1,317)	(1,634)
Net cash (used in) provided by investing activities	(5,086,559)	4,769,454	(9,856,013)
3. Cash flows from financing activities:			
Proceeds from issuance of subordinated debt	40,000	20,000	20,000
Repayment of subordinated debt	(76,000)	(83,000)	7,000
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	214,000	196,951	17,049
Repayment of subordinated bonds and bonds with stock acquisition rights	(47,000)	(181,283)	134,283
Dividends paid	(110,099)	(47,926)	(62,173)
Proceeds from minority stockholders	141,500	360,362	(218,862)
Dividends paid to minority stockholders	(60,239)	(46,724)	(13,515)
Purchases of treasury stock	(901)	(1,474,644)	1,473,743
Proceeds from sale of treasury stock	853	11,320	(10,467)
Net cash provided by (used in) financing activities	102,112	(1,244,945)	1,347,057
4. Effect of exchange rate changes on cash and cash equivalents	(8,465)	3,434	(11,899)
5. Net change in cash and cash equivalents	789,676	(3,232,797)	4,022,473
6. Cash and cash equivalents at beginning of year	1,927,024	5,159,822	(3,232,798)
7. Change in cash and cash equivalents due to merger of consolidated subsidiaries	1,183	-	1,183
8. Change in cash and cash equivalents due to newly consolidated subsidiaries	18,870	0	18,870
9. Change in cash and cash equivalents due to exclusion of consolidated subsidiaries	(3)	-	(3)
10. Cash and cash equivalents at end of year	2,736,752	1,927,024	809,728

(Note) Amounts less than one million yen have been omitted.

Market Value of Securities and Money Held in Trust

1. Securities

(Note)
The amounts shown in the following tables include trading securities and short-term bonds classified as "Trading assets," negotiable certificates of deposit bought classified as "Cash and due from banks" and beneficiary claims on loan trusts classified as "Commercial paper and other debt purchased," in addition to "Securities" stated in the consolidated balance sheet.

(1) Securities classified as trading purposes

As of March 31, 2008 (Millions of yen)

	Consolidated balance sheet amount	Valuations gains (losses) included in the earnings for the fiscal year
Securities classified as trading purposes	1,114,812	313

(2) Bonds classified as held-to-maturity with market value

As of March 31, 2008 (Millions of yen)

	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	614,281	625,028	10,747	12,035	1,287
Japanese local government bonds	97,311	98,903	1,591	1,591	–
Japanese corporate bonds	390,070	394,679	4,608	4,752	143
Other	9,178	8,985	(192)	–	192
Total	1,110,841	1,127,597	16,755	18,379	1,623

(Note) Market value is calculated using market prices at the fiscal year-end.

(3) Other securities with market value

As of March 31, 2008 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	1,954,723	2,890,952	936,228	999,414	63,186
Bonds	9,864,246	9,731,353	(132,892)	18,645	151,537
Japanese government bonds	8,858,202	8,725,687	(132,515)	16,924	149,439
Japanese local government bonds	342,677	341,916	(760)	308	1,069
Japanese corporate bonds	663,366	663,750	383	1,412	1,028
Other	5,295,371	5,237,455	(57,915)	24,469	82,385
Total	17,114,341	17,859,762	745,420	1,042,530	297,109

(Notes)
1. Consolidated balance sheet amount is calculated as follows:
   - Stocks: Average market prices during one month before the fiscal year-end
   - Bonds and other: Market prices at the fiscal year-end
2. Other securities with market value are considered as impaired if the market value decreases materially below the acquisition cost and such decline is not considered as recoverable. The market value is recognized as the consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss for the fiscal year. Valuation loss for the fiscal year was ¥96,455 million. The rule for determining "material decline" is as follows and is based on the classification of issuing company under self-assessment of assets.

Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers	: Market value is lower than acquisition cost.
Issuers requiring caution	: Market value is 30% or more lower than acquisition cost.
Normal issuers	: Market value is 50% or more lower than acquisition cost.

   Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.
   Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.
   Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.
   Issuers requiring caution: Issuers that are identified for close monitoring.
   Normal issuers: Issuers other than the above four categories of issuers.

(4) Held-to-maturity bonds sold during the fiscal year

There are no corresponding transactions.

(5) Other securities sold during the fiscal year

Year ended March 31, 2008 (Millions of yen)

	Sales amount	Gains on sales	Losses on sales
Other securities	35,013,724	169,352	33,521

(6) Securities not stated at market value

As of March 31, 2008 (Millions of yen)

	Consolidated balance sheet amount
Bonds classified as held-to-maturity	
Unlisted foreign securities	7
Other	11,672
Other securities	
Unlisted stocks (excluding OTC stocks)	377,123
Unlisted bonds	2,826,953
Unlisted foreign securities	724,557
Other	567,374

(7) Change of classification of securities

There are no corresponding transactions.

(8) Redemption schedule of other securities with maturities and held-to-maturity bonds

As of March 31, 2008 (Millions of yen)

	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Bonds	2,572,065	7,672,897	1,675,020	1,739,846
Japanese government bonds	1,919,514	5,205,946	521,200	1,693,316
Japanese local government bonds	142,310	142,937	153,582	398
Japanese corporate bonds	510,240	2,324,013	1,000,238	46,131
Other	825,298	3,847,580	580,263	562,258
Total	3,397,364	11,520,477	2,255,284	2,302,105

2. Money Held in Trust

(1) Money held in trust classified as trading purposes

As of March 31, 2008 (Millions of yen)

	Consolidated balance sheet amount	Valuations gains (losses) included in the earnings for the fiscal year
Money held in trust classified as trading purposes	1,488	3

(2) Money held in trust classified as held-to-maturity

There are no corresponding transactions.

(3) Other money held in trust

As of March 31, 2008 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other money held in trust	5,870	5,841	(29)	–	29

(Note) Consolidated balance sheet amount is calculated using market prices at the fiscal year-end.

3. Net Unrealized Gains on Other Securities and Other Money Held in Trust

Net unrealized gains on other securities that is reported on the consolidated balance sheet is shown as follows:

As of March 31, 2008	(Millions of yen)
Net unrealized gains	745,330
Other securities	745,359
Other money held in trust	(29)
(–) Deferred tax liabilities	192,478
Net unrealized gains on other securities (before following adjustment)	552,851
(–) Minority interests	1,632
(+) SMFG's interest in net unrealized gains on valuation of other securities held by affiliates accounted for by the equity method	(570)
Net unrealized gains on other securities	550,648

(Note)

Net unrealized gains included foreign currency translation adjustments on non-marketable securities denominated in foreign currency.

Employee Retirement Benefits

1. Outline of employee retirement benefits

Consolidated subsidiaries in Japan have contributory funded defined benefit pension plans such as employee pension plans, qualified pension plans and lump-sum severance indemnity plans. A consolidated subsidiary in Japan adopts defined-contribution pension plan. Certain domestic consolidated subsidiaries have general type of employee pension plans. They may grant additional benefits in case where certain requirements are met when empolyees retire.
Some overseas consolidated subsidiaries adopt defined-benefit pension plans and defined-contribution pension plans.
SMBC and some consolidated subsidiaries in Japan contributed some of their marketable equity securities to employee retirement benefit trusts.

2. Projected benefit obligation

As of March 31, 2008		(Millions of yen)
Projected benefit obligation	(A)	(919,082)
Plan assets	(B)	975,920
Unfunded projected benefit obligation	(C) = (A)+(B)	56,838
Unrecognized net actuarial gain or loss	(D)	153,949
Unrecognized prior service cost	(E)	(37,118)
Net amount recorded on the consolidated balance sheet	(F) = (C)+(D)+(E)	173,669
Prepaid pension cost	(G)	212,370
Reserve for employee retirement benefits	(F)-(G)	(38,701)

(Note)
Some consolidated subsidiaries adopt simple method in calculating projected benefit obligation.

3. Pension expenses

Year ended March 31, 2008	(Millions of yen)
Service cost	19,947
Interest cost on projected benefit obligation	22,414
Expected return on plan assets	(32,407)
Amortization of unrecognized net actuarial gain or loss	4,546
Amortization of unrecognized prior service cost	(11,182)
Other (nonrecurring additional retirement allowance paid and other)	2,544
Pension expenses	5,863

(Notes)
1. Pension expenses of consolidated subsidiaries which adopt simple method are included in "Service cost."
2. Premium paid to defined-contribution pension is included in "Other."

4. Assumptions

Year ended March 31, 2008	
(1) Discount rate	1.4% - 2.5%
(2) Expected rate of return on plan assets	0% - 4.5%
(3) Allocation of estimated amount of retirement benefits	Allocated to each period by the straight-line method
(4) Term to amortize unrecognized prior service cost	Mainly 9 years (amortized using the straight-line method, within the employees' average remaining service period at incurrence)
(5)Term to amortize unrecognized net actuarial gain or loss	Mainly 9 years (amortized using the straight-line method, primarily over 9 years within the employees' average remaining service period, commencing from the next fiscal year of incurrence)

Stock Options

1. Amount of stock options to be expensed in the fiscal year

General and administrative expenses ¥29 million

2. Outline of stock options and changes

(1) SMFG

(a) Outline of stock options

Date of resolution	June 27, 2002
Title and number of grantees	Directors and employees of SMFG and SMBC 677
Number of stock options	Common shares 1,620
Grant date	August 30, 2002
Condition for vesting	N.A.
Requisite service period	N.A.
Exercise period	June 28, 2004 to June 27, 2012

(b) Stock options granted and changes

Number of stock options

Date of resolution	June 27, 2002
Before vested	
Previous fiscal year-end	–
Granted	–
Forfeited	–
Vested	–
Outstanding	–
After vested	
Previous fiscal year-end	1,116
Vested	–
Exercised	35
Forfeited	–
Exercisable	1,081

Price information (Yen)

Date of resolution	June 27, 2002
Exercise price	¥669,775
Average exercise price	¥1,188,285
Fair value at the grant date	–

(2) A consolidated subsidiary, Kansai Urban Banking Corporation

(a) Outline of stock options

Date of resolution	June 28, 2001	June 27, 2002	June 27, 2003	June 29, 2004	June 29, 2005
Title and number of grantees	Directors and employees 45	Directors and employees 44	Directors and employees 65	Directors and employees 174	Directors and employees 183
Number of stock options	Common shares 238,000	Common shares 234,000	Common shares 306,000	Common shares 399,000	Common shares 464,000
Grant date	July 31, 2001	July 31, 2002	July 31, 2003	July 30, 2004	July 29, 2005
Condition for vesting	N.A.	N.A.	N.A.	N.A.	N.A.
Requisite service period	N.A.	N.A.	N.A.	N.A.	N.A.
Exercise period	June 29, 2003 to June 28, 2011	June 28, 2004 to June 27, 2012	June 28, 2005 to June 27, 2013	June 30, 2006 to June 29, 2014	June 30, 2007 to June 29, 2015

Date of resolution	June 29, 2006	June 29, 2006	June 28, 2007	June 28, 2007
Title and number of grantees	Directors 9	Officers not doubling as directors 14 Employees 46	Directors 10	Officers not doubling as directors 14 Employees 48
Number of stock options	Common shares 162,000	Common shares 115,000	Common shares 174,000	Common shares 112,000
Grant date	July 31, 2006	July 31, 2006	July 31, 2007	July 31, 2007
Condition for vesting	N.A.	N.A.	N.A.	N.A.
Requisite service period	N.A.	N.A.	N.A.	N.A.
Exercise period	June 30, 2008 to June 29, 2016	June 30, 2008 to June 29, 2016	June 29, 2009 to June 28, 2017	June 29, 2009 to June 28, 2017

(b) Stock options granted and changes

Number of stock options

Date of resolution	June 28, 2001	June 27, 2002	June 27, 2003	June 29, 2004	June 29, 2005
Before vested					
Previous fiscal year-end	–	–	–	–	464,000
Granted	–	–	–	–	–
Forfeited	–	–	–	–	–
Vested	–	–	–	–	464,000
Outstanding	–	–	–	–	–
After vested					
Previous fiscal year-end	174,000	174,000	256,000	363,000	–
Vested	–	–	–	–	464,000
Exercised	52,000	16,000	26,000	33,000	13,000
Forfeited	–	–	–	–	–
Exercisable	122,000	158,000	230,000	330,000	451,000

Date of resolution	June 29, 2006	June 29, 2006	June 28, 2007	June 28, 2007
Before vested				
Previous fiscal year-end	162,000	115,000	–	–
Granted	–	–	174,000	112,000
Forfeited	–	–	–	–
Vested	–	–	–	–
Outstanding	162,000	115,000	174,000	112,000
After vested				
Previous fiscal year-end	–	–	–	–
Vested	–	–	–	–
Exercised	–	–	–	–
Forfeited	–	–	–	–
Exercisable	–	–	–	–

Price information (Yen)

Date of resolution	June 28, 2001	June 27, 2002	June 27, 2003	June 29, 2004	June 29, 2005
Exercise price	¥155	¥131	¥179	¥202	¥313
Average exercise price	¥415	¥358	¥360	¥380	¥335
Fair value at the grant date	–	–	–	–	–

Date of resolution	June 29, 2006	June 29, 2006	June 28, 2007	June 28, 2007
Exercise price	¥490	¥490	¥461	¥461
Average exercise price	–	–	–	–
Fair value at the grant date	¥138	¥138	¥ 96	¥ 96

(c) Valuation technique used for valuating fair value of stock options

Stock options granted in the fiscal year were valuated using the following valuation technique.

(i) Valuation technique: Black-Scholes option-pricing model

(ii) Principal parameters used in the option-pricing model

Date of resolution	June 28, 2007
Expected volatility (*1)	36.91%
Average expected life (*2)	5 years
Expected dividends (*3)	¥5 per share
Risk-free interest rate (*4)	1.39%

(*) 1. Calculated based on the actual stock prices during the five years from June 2002 to June 2007.

2. The average expected life could not be estimated rationally due to insufficient amount of data. Therefore, it was estimated assuming that the options were exercised at the mid point of the exercise period.

3. The actual dividends on common stock for the fiscal year ended March 31, 2007.

4. Japanese government bond yield corresponding to the average expected life.

(d) Method of estimating number of stock options vested

Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

Segment Information

1. Business segment information

Year ended March 31, 2008 (Millions of yen)

	Banking business	Leasing business	Other business	Total	Elimination	Consolidated
Ordinary income						
(1) External customers	3,185,057	945,193	493,293	4,623,545	–	4,623,545
(2) Intersegment	58,113	20,644	249,030	327,788	(327,788)	–
Total	3,243,171	965,837	742,324	4,951,333	(327,788)	4,623,545
Ordinary expenses	2,501,702	921,338	669,064	4,092,105	(299,720)	3,792,384
Ordinary profit	741,469	44,499	73,259	859,228	(28,067)	831,160
Assets	107,336,930	3,020,106	6,707,715	117,064,752	(5,108,833)	111,955,918
Depreciation	61,223	399,910	25,972	487,106	16	487,122
Losses on impairment of fixed assets	4,740	109	310	5,161	–	5,161
Capital expenditure	99,277	458,002	36,007	593,286	3	593,290

(Notes)

1. The business segmentation is classified based on SMFG's internal administrative purpose.
   Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.
2. "Other business" includes securities, credit card business, investment banking, loans, venture capital, system development and information processing.
3. Amount of assets that are included in "Elimination and unallocated corporate assets" is ¥4,101,536 million, most of which are stocks of SMFG's subsidiaries and affiliates.

2. Geographic segment information

Year ended March 31, 2008 (Millions of yen)

	Japan	The Americas	Europe and Middle East	Asia and Oceania	Total	Elimination	Consolidated
Ordinary income							
(1) External customers	3,911,887	280,556	249,321	181,780	4,623,545	–	4,623,545
(2) Intersegment	121,804	59,437	11,000	39,046	231,289	(231,289)	–
Total	4,033,692	339,994	260,321	220,826	4,854,834	(231,289)	4,623,545
Ordinary expenses	3,359,217	240,378	249,869	156,831	4,006,298	(213,913)	3,792,384
Ordinary profit	674,474	99,615	10,451	63,994	848,536	(17,375)	831,160
Assets	96,694,481	7,590,359	4,875,150	5,501,957	114,661,949	(2,706,030)	111,955,918

(Notes)

1. The geographic segmentation is classified based on the degrees of following factors:
   geographic proximity, similarity of economic activities and relationship of business activities among regions.
   Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.
2. The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany, France and others; Asia and Oceania includes Hong Kong, Singapore, Australia and others except Japan.
3. Amount of assets that are included in "Elimination and unallocated corporate assets" is ¥4,101,536 million, most of which are stocks of SMFG's subsidiaries and affiliates.

3. Ordinary income from overseas operations

Year ended March 31, 2008	(Millions of yen)
Consolidated ordinary income from overseas operations (A)	711,657
Consolidated ordinary income (B)	4,623,545
(A) / (B)	15.4 %

(Notes)

1. Consolidated ordinary income from overseas operations are presented as counterparts of overseas sales of companies in other industries.
2. The above table shows ordinary income from transactions of overseas branches of SMBC and transactions of overseas consolidated subsidiaries, excluding internal income. These extensive transactions are not categorized by transaction party and the geographic segment information is not presented because such information is not available.

Special Purpose Entities

SMBC, a consolidated subsidiary of SMFG, provides credit lines, liquidity lines and loans to fourteen special purpose entities ("SPEs") for their fund needs and issuing of commercial papers. The SPEs are engaged in purchases of monetary claims such as receivables from SMBC customers, and incorporated under the laws of the Cayman Islands or as intermediate corporations with limited liabilities.

The combined assets and liabilities of the fourteen SPEs as of their most recent closing dates were ¥3,219,524 million and ¥3,219,835 million, respectively. SMBC has no voting rights in the SPEs and sends no directors or employees.

The amounts of transactions with these SPEs in the fiscal year ended March 31, 2008 are as follows:

(Millions of yen)

	Balances of principal transactions as of March 31, 2008	Principal profit or loss for the fiscal year ended March 31, 2008	
		Item	Amount
Loans and bills discounted	¥ 1,803,952	Interest on loans and discounts	¥ 25,194
Credit lines	905,533	Fees and commissions	2,509
Liquidity lines	326,074	-	-

Business Combinations

A merger of leasing companies and a merger of auto leasing companies

SMFG, SMBC Leasing Company, Limited ("SMBC Leasing") and SMBC Auto Leasing Company, Limited ("SMBC Auto Leasing") reached a final agreement with Sumitomo Corporation, Sumisho Lease Co., Ltd. ("Sumisho Lease") and Sumisho Auto Leasing Corporation ("Sumisho Auto Lease") on July 30, 2007 concerning strategic joint businesses in leasing and auto leasing business and mergers of two businesses (a merger between SMBC Leasing and Sumisho Lease, and a merger between SMBC Auto Leasing and Sumisho Auto Lease). They also concluded "Basic Agreement Concerning the Joint Business" and "Merger Agreement" with respect to the two businesses. In accordance with the merger agreements, SMBC Leasing and Sumisho Lease merged on October 1, 2007, and SMBC Auto Leasing and Sumisho Auto Lease also merged on the same day.

<Purchase method>

A merger of leasing companies

1. Outline of the business combination of leasing companies

(1) Name and business of the acquired company

Sumisho Lease (Leasing business)

(2) Reason for the business combination

SMBC Leasing and Sumisho Lease have merged with the aim of achieving the highest leasing volume in Japan by leveraging the blue-chip customer bases of both the SMFG Group and the Sumitomo Corporation Group, and to create a high quality leasing company that can respond accurately and timely to market needs which are becoming increasingly sophisticated, by combining and blending the finance know-how of SMBC Leasing as a subsidiary of a bank and the product and distribution know-how of Sumisho Lease as a subsidiary of a trading company, thereby promoting diversification and differentiation of products and providing more value-added products going beyond traditional approaches.

(3) Date of the business combination

October 1, 2007

(4) Legal form of business combination

The merger was a merger procedure by absorption with Sumisho Lease as the surviving company and SMBC Leasing was dissolved.

(Name of the merged company: Sumitomo Mitsui Finance and Leasing Company, Limited)

(5) Name of the entity after the business combination

Sumitomo Mitsui Financial Group, Inc.

(6) Percentage share of voting rights SMFG has acquired

55%

2. Period of the acquired company's financial results included in the consolidated financial statements

From October 1, 2007 to March 31, 2008

3. Acquisition cost of the acquired company

45% of the fair value of SMBC Leasing's common stock	¥140,648 million
45% of the fair value of SMBC Leasing's preferred stock	24,750 million
Acquisition cost	¥165,398 million

4. Merger ratio, calculation method, number of shares delivered and valuation

(1) Merger ratio

Common stock	Sumisho Lease 1 :	SMBC Leasing	1.4859 (*)
Preferred stock	Sumisho Lease 1 :	SMBC Leasing	5.7050 (*)

(*) The amounts are rounded down to the nearest ten-thousandth.

(2) Basis for calculation of the merger ratio

In order to ensure the fairness and reasonableness of the merger ratio (hereinafter referred to as the "merger ratio"), SMBC Leasing and Sumisho Lease conducted negotiation and discussion based on the analysis of the merger ratio provided by each financial advisor, Daiwa Securities SMBC Co. Ltd., appointed by SMBC Leasing, and Nomura Securities Co., Ltd., appointed by Sumisho Lease, respectively.

(3) Number of shares delivered and value

52,422,762 shares of common stock of Sumisho Lease were allocated for 31,375,000 shares (30,000,000 shares of common stock and 1,375,000 shares of preferred stock) of SMBC Leasing (44,578,289 shares of Sumisho Lease's common stock for SMBC Leasing's common stock and 7,844,473 shares of Sumisho Lease's common stock for SMBC Leasing's preferred stock). Total estimated value amounted to ¥367,552 million.

5. Goodwill, reason for recognizing goodwill, amortization method and amortization period

(1) Amount of goodwill

¥88,090 million

(2) Reason for recognizing goodwill

SMFG accounted for the difference between the acquisition cost and the increased amount of interest in Sumisho Lease as goodwill.

(3) Method and term to amortize goodwill

Straight-line method over 20 years

6. Amounts of assets and liabilities acquired on the day of the business combination

(1) Assets

Total assets	¥1,392,490 million
Lease assets	632,224 million
Loans and bills discounted	329,069 million

(2) Liabilities

Total liabilities	¥1,249,703 million
Borrowed money	571,741 million
Short-term bonds	393,000 million

7. Approximate amounts of impact on the consolidated statement of income for the fiscal year ended March 31, 2008 assuming that the business combinations had completed on the commencement date of the fiscal year

(1) The difference between the estimated ordinary income and other income information assuming that the business combinations had completed on the commencement date of the fiscal year and the actual ordinary income and other income information which is recorded in the consolidated statement of income is as follows.

Ordinary income	¥277,442 million
Ordinary profit	35,319 million
Net income	30,938 million

(2) Calculation method of the approximate amounts and material assumptions

The approximate amounts are calculated retroactively to the commencement date of the fiscal year based on the amounts stated in Sumisho Lease's statement of income for the period from April 1, 2007 to September 30, 2007. However, such amounts do not indicate the results of operations in case the business combinations actually completed on the commencement date of the fiscal year.

The estimated information mentioned above has not been audited by KPMG AZSA & Co.

<Business combination of consolidated subsidiary>

A merger of auto leasing companies

1. Outline of the business combination of auto leasing companies

(1) Name and business of the companies

Combining company: Sumisho Auto Lease (Auto leasing business)

Combined company: SMBC Auto Leasing (Auto leasing business)

(2) Reason for the business combination

Sumisho Auto Lease and SMBC Auto Leasing have merged to survive and thrive in the auto leasing industry that is becoming increasingly competitive and to establish a structure to capture the number one market share by capitalizing on the high-quality customer bases of both the Sumitomo Corporation Group and the SMFG Group and combining the high-value-added services of Sumisho Auto Lease based on its value chain and business network of SMBC Auto Leasing. Another aim of the merger is to achieve better customer satisfaction by combining and blending the product and distribution know-how of Sumisho Auto Lease as a subsidiary of a trading company, and the finance know-how of SMBC Auto Leasing as a subsidiary of a bank, thereby pursuing various services.

(3) Date of the business combination

October 1, 2007

(4) Legal form of business combination

The merger was a merger procedure by absorption with Sumisho Auto Leasing as the surviving company, and SMBC Auto Leasing was dissolved.

(Name of the merged company: Sumitomo Mitsui Auto Service Company, Limited)

2. Outline of accounting method

As a result of the merger between Sumisho Auto Leasing and SMBC Auto Leasing, SMBC Auto Leasing was excluded from the scope of affiliated company and the combined company became an equity method affiliated company of SMFG. SMFG will apply the accounting procedures stipulated by Article 20 of the "Accounting Standard for Business Divestitures" (ASBJ Statement No.7).

3. Name of the business segment, in which the subsidiary was included, in the segment information

Leasing business

4. Consolidated statement of income for the fiscal year included the following earnings of SMBC Auto Leasing: (approximate amounts)

Ordinary income	¥69,752 million
Ordinary profit	2,237 million
Net income	1,254 million

5. Status after the business combination

SMBC Auto Leasing and its subsidiaries are excluded from the scope of consolidation, and Sumitomo Mitsui Auto Service Company, Limited and its subsidiaries have become affiliated companies accounted for by the equity method.

Per Share Data

As of and year ended March 31,	(Yen) 2008
Net assets per share	424,546.01
Net income per share	59,298.24
Net income per share (diluted)	56,657.41

(Notes)

1. Net income per share and Net income per share (diluted) are calculated based on the followings:

Year ended March 31,	(Millions of yen, except number of shares) 2008
Net income per share	
Net income	461,536
Amount not to attributable to common stockholders	12,958
[preferred stock dividends]	[12,958]
Net income attributable to common stock	448,577
Average number of common stock during the fiscal year (in thousand)	7,564
Net income per share (diluted)	
Adjustment for net income	6,751
[preferred stock dividends]	[6,763]
[stock acquisition rights issued by subsidiaries and affiliates]	[(11)]
Increase in number of common stock (in thousand)	471
[preferred stock]	[471]
[stock acquisition rights]	[0]
Outline of dilutive securities which were not included in the calculation of "Net income per share (diluted)" because they do not have dilutive effect:	—

2. Net assets per share is calculated based on the followings:

March 31,	(Millions of yen, except number of shares) 2008
Net assets	5,224,076
Amounts excluded from Net assets	2,012,532
[preferred stock]	[360,303]
[dividends on preferred stock]	[6,479]
[stock acquisition rights]	[43]
[minority interests]	[1,645,705]
Net assets attributable to common stock at the fiscal year-end	3,211,544
Number of common stock at the fiscal year-end used for the calculation of Net assets per share (in thousand)	7,564

Related Party Transactions

There are no material transactions with related parties to be reported for the fiscal year ended March 31, 2008.

Subsequent Events

1. SMFG resolved at the Board of Directors held on April 28, 2008 to authorize the redemption in full of the preferred securities issued by its overseas special purpose subsidiary. Outline of the preferred securities to be redeemed is as follows.
   (1) Issuer
       SB Treasury Company L.L.C.
   (2) Type of securities issued
       Non-cumulative perpetual preferred securities
   (3) Redemption amount
       $1,800 million
   (4) Scheduled redemption date
       June 30, 2008
   (5) Reason for redemption
       Optional redemption

2. SMFG resolved at the meeting of the Board of Directors held on April 28, 2008 to issue preferred securities through overseas special purpose subsidiaries and establish wholly-owned subsidiaries in Cayman Island. The preferred securities issued on May 12, 2008 were as follows.

Issuer	SMFG Preferred Capital USD 2 Limited
	An overseas special purpose subsidiary established in the Cayman Islands, the voting rights of which are wholly owned by SMFG
Type of securities	U.S. Dollar denominated Non-cumulative Perpetual Preferred Securities
	The preferred securities are not convertible or exchangeable into common stock of SMFG
Total issue amount	$1,800 million
Dividends	8.750% per annum (fixed rate)
Issue price	$1,000 per preferred security
Use of proceeds	To be ultimately provided to SMBC, a banking subsidiary of SMFG, as perpetual subordinated loans
Ranking	The preferred securities rank, as to liquidation preferences, effectively *pari passu* with preferred stock of SMFG
Method of offering	Offered in euro market. Also, offered in the U.S. market through private placement to qualified institutional investors.
Listing	Singapore Exchange Securities Trading Limited
Issue date	May 12, 2008

3. With the enforcement of the "Law for Partial Amendment of the Laws Related to Transfer of Bonds, etc., to Streamline Settlement with respect to Transactions of Stock, etc." (Law No. 88 of 2004, "Stock Settlement Streamlining Law"), the electronic share certificate system is scheduled to be introduced in January 2009 and fractional shares will need to be eliminated. In line with this process, SMFG resolved to implement a 100 for 1 common stock split and adopt a unit share system, under which the number of shares constituting one unit shall be 100, at the meeting of the Board of Directors held on May 16, 2008, subject to the approval of the amendment of the articles of incorporation at the 6th ordinary general meeting of shareholders and the general meeting of holders of class shares with respect to each class of shares that will be held on June 27, 2008.

   If the stock split had been implemented on April 1, 2007, per share information for the fiscal year ended March 31, 2008 would be as follows.

Year ended March 31, 2008	(Yen)
Net assets per share	¥4,245.46
Net income per share	592.98
Net income per share (diluted)	566.57

Other Notes

Please refer to EDINET system (http://info.edinet-fsa.go.jp/) on and after June 30, 2008 (available in Japanese) for information on lease transactions, tax effect accounting and derivative transactions.

SMFG will also disclose the above-mentioned financial information on the Annual Report that will be issued in August 2008. (http://www.smfg.co.jp/english/index.html)

V. Non-Consolidated Financial Statements

1. Nonconsolidated Balance Sheets

March 31,	2008	%	2007	%
			(Millions of yen)	
Assets		%		%
Current assets				
Cash and due from banks	53,735		37,073	
Prepaid expenses	21		21	
Deferred tax assets	359		265	
Accrued income	56		23	
Accrued income tax refunds	14,267		71,377	
Other current assets	515		603	
Total current assets	68,956	1.7	109,364	2.8
Fixed assets				
Tangible fixed assets				
Buildings	0		0	
Equipment	4		6	
Total tangible fixed assets	4	0.0	7	0.0
Intangible fixed assets				
Software	9		20	
Total intangible fixed assets	9	0.0	20	0.0
Investments and other assets				
Investments in securities	-		20	
Investments in subsidiaries and affiliates	3,950,642		3,847,716	
Deferred tax assets	1,603		2,315	
Total investments and other assets	3,952,246	98.3	3,850,052	97.2
Total fixed assets	3,952,260	98.3	3,850,079	97.2
Total assets	4,021,217	100.0	3,959,444	100.0
Liabilities				
Current liabilities				
Short-term borrowings	1,049,030		959,030	
Accounts payable	223		108	
Accrued expenses	173		48	
Income taxes payable	1,539		964	
Business office taxes payable	4		4	
Reserve for employee bonuses	81		83	
Reserve for executive bonuses	74		-	
Other current liabilities	1,114		1,132	
Total current liabilities	1,052,242	26.2	961,372	24.3
Fixed liabilities				
Reserve for executive retirement benefits	225		174	
Total fixed liabilities	225	0.0	174	0.0
Total liabilities	1,052,468	26.2	961,546	24.3
Net assets				
Stockholders' equity				
Capital stock	1,420,877	35.3	1,420,877	35.9
Capital surplus				
Capital reserve	642,355		642,355	
Other capital surplus	288,031		288,113	
Total capital surplus	930,386	23.1	930,469	23.5
Retained earnings				
Other retained earnings				
Voluntary reserve	30,420		30,420	
Retained earnings brought forward	670,259		698,709	
Total retained earnings	700,679	17.4	729,129	18.4
Treasury stock	(83,194)	(2.0)	(82,578)	(2.1)
Total stockholders' equity	2,968,749	73.8	2,997,898	75.7
Total net assets	2,968,749	73.8	2,997,898	75.7
Total liabilities and net assets	4,021,217	100.0	3,959,444	100.0

(Note) Amounts less than one million yen have been omitted.

2. Nonconsolidated Statements of Income

(Millions of yen)

Year ended March 31,	2008			2007		
			%			%
Operating income						
Dividends on investments in subsidiaries and affiliates	89,693			366,680		
Fees and commissions received from subsidiaries	21,944	111,637	100.0	9,798	376,479	100.0
Operating expenses						
General and administrative expenses	6,246	6,246	5.6	3,641	3,641	1.0
Operating profit		105,391	94.4		372,838	99.0
Non-operating income						
Interest income on deposits	298			213		
Fees and commissions income	14			20		
Other non-operating income	153	466	0.4	0	234	0.1
Non-operating expenses						
Interest on borrowings	11,012			4,311		
Amortization of organization costs	–			301		
Fees and commissions expenses	1,263			3,978		
Losses on devaluation of stocks of affiliate	4,518			–		
Other non-operating expenses	–	16,794	15.0	3	8,594	2.3
Ordinary profit		89,063	79.8		364,477	96.8
Income before income taxes		89,063	79.8		364,477	96.8
Income taxes, current	5,470			2,918		
deferred	618	6,088	5.5	(1,975)	942	0.2
Net income		82,975	74.3		363,535	96.6

(Note) Amounts less than one million yen have been omitted.

3. Nonconsolidated Statement of Changes in Net Assets

Year ended March 31, 2008 (Millions of yen)

	Stockholders' equity									Total net assets
		Capital surplus			Retained earnings					
					Other retained earnings					
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Voluntary reserve	Retained earnings brought forward	Total retained earnings	Treasury stock	Total stockholders' equity	
Balance at March 31, 2007	1,420,877	642,355	288,113	930,469	30,420	698,709	729,129	(82,578)	2,997,898	2,997,898
Changes in the year										
Cash dividends						(111,425)	(111,425)		(111,425)	(111,425)
Net income						82,975	82,975		82,975	82,975
Acquisition of own shares								(901)	(901)	(901)
Disposal of treasury shares			(82)	(82)				285	202	202
Net changes in the year	–	–	(82)	(82)	–	(28,450)	(28,450)	(616)	(29,149)	(29,149)
Balance at March 31, 2008	1,420,877	642,355	288,031	930,386	30,420	670,259	700,679	(83,194)	2,968,749	2,968,749

(Note) Amounts less than one million yen have been omitted.

Year ended March 31, 2007 (Millions of yen)

	Stockholders' equity										
		Capital surplus			Retained earnings						
					Other retained earnings						
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Voluntary reserve	Retained earnings brought forward	Total retained earnings	Treasury stock	Total stockholders' equity	Total net assets
Balance at March 31, 2006	1,420,877	1,420,989	684,406	2,105,396	30,420	383,126	413,546	(4,393)	3,935,426	3,935,426
Changes in the year										
Transfer of capital reserve to other capital surplus		(1,000,000)	1,000,000	-					-	-
Increase due to exchange of shares		221,365		221,365					221,365	221,365
Cash dividends						(47,951)	(47,951)		(47,951)	(47,951)
Net income						363,535	363,535		363,535	363,535
Acquisition of own shares								(1,474,644)	(1,474,644)	(1,474,644)
Disposal of treasury shares			(15)	(15)				182	167	167
Retirement of treasury shares			(1,396,277)	(1,396,277)				1,396,277	-	-
Net changes in the year	-	(778,634)	(396,292)	(1,174,927)	-	315,583	315,583	(78,184)	(937,527)	(937,527)
Balance at March 31, 2007	1,420,877	642,355	288,113	930,469	30,420	698,709	729,129	(82,578)	2,997,898	2,997,898



Sumitomo Mitsui Financial Group, Inc.

Notice regarding Stock Split and Adoption of the Unit Share System; and Partial Amendment to the Articles of Incorporation, etc.

Tokyo, May 16, 2008 --- Sumitomo Mitsui Financial Group, Inc. (SMFG, President: Teisuke Kitayama) hereby announces that SMFG's board of directors resolved at a meeting held today to implement a stock split and to adopt a unit share system, subject to approval of the partial amendment to the Articles of Incorporation at the ordinary general meeting of shareholders and the general meeting of holders of class shares with respect to each class of shares, in order to cease fractional share system without causing inconvenience to the holders of fractional shares in conjunction with the introduction of the electronic share certificate system, which is scheduled to take effect in January 2009.

SMFG also announces that its board of directors resolved to propose partial amendment to the relevant provisions of the Articles of Incorporation, etc. to the 6th ordinary general meeting of shareholders and the general meeting of holders of class shares with respect to each class of shares, to be held on June 27, 2008.

1. Purpose

The electronic share certificate system, which will become effective in January 2009 upon implementation of the "Law for Partial Amendment of the Laws related to Transfer of Bonds, etc., to Streamline Settlement with respect to Transactions of Stock, etc" (Law No. 88 of 2004; hereinafter referred to as "Stock Settlement Streamlining Law"), does not provide for fractional shares and, accordingly, SMFG determines to implement a stock split and to adopt a unit share system in order to cease fractional share system, subject to approval of the partial amendment to the Articles of Incorporation, etc. (see Section 4. below) at the 6th ordinary general meeting of shareholders and the general meeting of holders of class shares with respect to each class of shares, to be held on June 27, 2008.

No substantive changes in the investment units will take place in conjunction with this stock split and adoption of the unit share system.

2. Stock Split

(1) Overview of the stock split

1) Method of split

Ordinary shares held by those who are recorded or registered either on the final register of shareholders of ordinary shares or on the beneficial shareholders' list (including the holders of fractional shares recorded or registered on the final register of fractional shares of ordinary shares) as of the record date, which is two days prior to the date on which the Stock Settlement Streamlining Law will become effective, will be split at a ratio of 100 shares for each share. Stock splits will not be conducted as to preference shares.

2) Increase in the number of ordinary shares due to the split

Total number of shares issued (before the split):	7,890,804.77 shares
The number of shares increased due to the split:	781,189,672.23 shares
Total number of shares issued (after the split):	789,080,477 shares
Total number of shares authorized to be issued after the split:	1,500,000,000 shares

*There will be no changes in the total number of shares issued or authorized to be issued with respect to preference shares.

(2) Schedule for the stock split

- Record date: The date two days prior to the date of the implementation of the Stock Settlement Streamlining Law
- Effective date: The date immediately preceding the date of the implementation of the Stock Settlement Streamlining Law

*If the date of the implementation of the Stock Settlement Streamlining Law is Monday, January 5, 2009, which is the target date for implementation, then the record date will be Saturday, January 3, 2009, and the effective date will be Sunday, January 4, 2009. In this case, trading of SMFG's shares on the Tokyo Stock Exchange, Osaka Securities Exchange, and the Nagoya Stock Exchange will be suspended from Thursday, December 25, 2008, to Tuesday, December 30, 2008.

3. Adoption of the Unit Share System

(1) The number of shares constituting one unit of share

On condition that the stock split will take effect as described above in Section 2, the unit share system will be adopted on the date immediately preceding the date of the implementation of the Stock Settlement Streamlining Law and the number of shares constituting one unit of ordinary share will be fixed at one hundred (100) shares.

(2) Schedule

- Effective date: The date immediately preceding the date of the implementation of the Stock Settlement Streamlining Law

4. Partial Amendment to the Articles of Incorporation, etc.

(1) Purpose of amendment

1) Purpose of amendment to the Articles of Incorporation

The following amendment will be made to the Articles of Incorporation in order to implement the stock split as described above in Section 2 and to adopt the unit share system as described above in Section 3.

Reasons for the amendment are as follows.

- Article 6 of the existing Articles of Incorporation will be amended in order to increase the total number of authorized shares, etc. of SMFG in accordance with the ratio of the stock split.
- Article 9 will be newly established in order to adopt the unit share system and to fix the number of shares constituting one unit of share at 100 simultaneously with the stock split.
- Article 10 and Article 11 will be newly established in order to establish the rights, etc. of shares constituting less than one unit, in conjunction with the adoption of the unit share system.

- Article 9 of the existing Articles of Incorporation will be eliminated and Article 11, Article 12, Article 42 and Article 43 of the existing Articles of Incorporation will be amended in order to delete the provisions regarding fractional shares in conjunction with the adoption of the unit share system.
- Article 10 of the existing Articles of Incorporation will be amended in order to delete the provisions regarding the beneficial shareholders in conjunction with the transition to the electronic share certificate system.
- Article 20 of the existing Articles of Incorporation will be amended in order to adjust the calculation method of ordinary shares to be delivered upon mandatory acquisition of preference shares, in conjunction with the stock split of ordinary shares.
- Article 1 of the Supplementary Provisions will be newly established in order to prescribe that the effective date of each Article, except for Article 12 as amended, should be the date immediately preceding the date of implementation of the Stock Settlement Streamlining Law.
- Article 2 of the Supplementary Provisions will be newly established in order to prescribe that the effective date of Article 12 as amended should be the date of implementation of the Stock Settlement Streamlining Law.
- Necessary amendment, including adjustments of related provisions, will be made to the relevant provisions across the Articles of Incorporation.

2) Purpose of amendment to the Terms and Conditions of Issue of Type 4 Preferred Stock

Necessary amendment will be made in conjunction with the above amendment to the Articles of Incorporation.

(2) Details of Amendment

Existing Articles of Incorporation, etc., and the proposed amendment are set forth in the attached Exhibits 1 and 2.

(3) Schedule

1) The day on which the general meetings of shareholders are scheduled to be held for the proposed amendment to the Articles of Incorporation, etc.: June 27, 2008 (Tentative)
2) The day on which the proposed amendment to the Articles of Incorporation is expected to become effective: As stated in Article 1 and Article 2 of the Supplementary Provisions to the Articles of Incorporation
3) The day on which the proposed amendment to the Terms and Conditions of Issue of Type 4 Preferred Stock is expected to become effective: The date immediately preceding the date of the implementation of the Stock Settlement Streamlining Law.

Exhibit 1

Sumitomo Mitsui Financial Group, Inc.

Comparison Table of Existing Articles of Incorporation and Proposed Amendments

(Underlined parts are amended.)

Existing Articles of Incorporation	Proposed Amendments
(Total Number of Authorized Shares, etc.) Article 6. 1. The total number of shares the Corporation is authorized to issue shall be fifteen million six hundred eighty four thousand one hundred one (15,684,101) shares. 2. The total number of shares the Corporation is authorized to issue shall consist of fifteen million (15,000,000) ordinary shares, fifty thousand one hundred (50,100) type 4 preference shares, one hundred sixty seven thousand (167,000) type 5 preference shares, seventy thousand one (70,001) type 6 preference shares, one hundred sixty seven thousand (167,000) type 7 preference shares, one hundred fifteen thousand (115,000) type 8 preference shares and one hundred fifteen thousand (115,000) type 9 preference shares.	(Total Number of Authorized Shares, etc.) Article 6. 1. The total number of shares the Corporation is authorized to issue shall be one billion five hundred million six hundred eighty four thousand one hundred one (1,500,684,101) shares. 2. The total number of shares the Corporation is authorized to issue shall consist of one billion five hundred million (1,500,000,000) ordinary shares, fifty thousand one hundred (50,100) type 4 preference shares, one hundred sixty seven thousand (167,000) type 5 preference shares, seventy thousand one (70,001) type 6 preference shares, one hundred sixty seven thousand (167,000) type 7 preference shares, one hundred fifteen thousand (115,000) type 8 preference shares and one hundred fifteen thousand (115,000) type 9 preference shares.
(Purchase of Fractional Share) Article 9. A holder of a fractional share (hakabu) may request the Corporation for sale of a fractional share pursuant to the Share-Handling Rules so as to make one share from such fractional share.	(Deleted)
(Newly established)	(Number of Shares Constituting One Unit of Share) Article 9. The number of shares constituting one unit of share shall be one hundred (100) with respect to ordinary shares.

Existing Articles of Incorporation	Proposed Amendments
(Newly established)	(Rights with respect to Shares Constituting Less Than One Unit) Article 10. A shareholder may not exercise rights with respect to shares constituting less than one unit other than those specified in the following sections: 1. Rights specified in each item of Article 189, Paragraph 2 of the Corporation Law; 2. Right to make requests provided for in Article 166, Paragraph 1 of the Corporation Law; 3. Right to receive an allotment of shares for subscription or share options for subscription in accordance with the number of shares held by the shareholder; and 4. Right to make a request provided for in the following article.
(Newly established)	(Purchase of Shares Constituting Less Than One Unit) Article 11. A shareholder of shares constituting less than one unit may request the Corporation to sell to the shareholder such number of shares which will, when combined with the shares less than one unit already held by such shareholder, constitute one unit pursuant to the Share-Handling Rules.
(Record Date) Article 10. 1. The Corporation shall treat the shareholders (including the beneficial shareholders (jisshitsu kabunushi), hereinafter regarded as the same) entitled to vote and appearing or recorded on the register of shareholders (including the beneficial shareholders' list (jisshitsu kabunushi meibo), hereinafter regarded as the same) at the close of March 31 of each year as the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders to be held for the fiscal year ending on that date. 2. In addition to the foregoing Paragraph, the Corporation may, upon giving prior public notice, fix a record date whenever necessary.	(Record Date) Article 12. 1. The Corporation shall treat the shareholders entitled to vote and appearing or recorded on the register of shareholders at the close of March 31 of each year as the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders to be held for the fiscal year ending on that date. 2. In addition to the foregoing Paragraph, the Corporation may, upon giving prior public notice, fix a record date whenever necessary.

Existing Articles of Incorporation	Proposed Amendments
(Share Register Agent) Article 11. 1. The Corporation shall have a share register agent and a fractional share transfer agent. 2. The share register agent and the fractional share transfer agent, and their place of business shall be decided by resolution of the board of directors and a public notice thereof shall be given. 3. Preparation, keeping and other administrative matters of, or relating to, the register of shareholders, the register of share purchase warrants and the register of lost share certificates of the Corporation shall be entrusted to the share register agent, and the Corporation shall not handle any such matters. 4. Preparation and keeping of the register of fractional shares, purchase and sale of fractional shares and other administrative matters relating to fractional shares shall be handled by the fractional share transfer agent, and the Corporation shall not handle any such matters.	(Share Register Agent) Article 13. 1. The Corporation shall have a share register agent. 2. The share register agent and its place of business shall be decided by resolution of the board of directors and a public notice thereof shall be given. 3. Preparation, keeping and other administrative matters of, or relating to, the register of shareholders, the register of share purchase warrants and the register of lost share certificates of the Corporation shall be entrusted to the share register agent, and the Corporation shall not handle any such matters. (Deleted)
(Share-Handling Rules) Article 12. The types and denominations of share certificates to be issued by the Corporation, the entry and recording on the register of shareholders and on the register of fractional shares, the purchase and sale of fractional shares and all other matters pertaining to the handling of shares of the Corporation and the fees therefor shall be governed by the Share-Handling Rules to be enacted by the board of directors.	(Share-Handling Rules) Article 14. The entry and recording on the register of shareholders and all other matters pertaining to the handling of shares of the Corporation and the fees therefor shall be governed by the Share-Handling Rules to be enacted by the board of directors.

Existing Articles of Incorporation	Proposed Amendments
(Preferred Dividends) Article 13. 1. In the event that the Corporation distributes dividends of surplus pursuant to Article 42 hereof, the Corporation shall distributes to the holders of preference shares (hereinafter referred to as the "Preference Shareholders") or the registered pledgees of preference shares (hereinafter referred to as the "Registered Preference Share Pledgees"), in preference to the holders of ordinary shares (hereinafter referred to as the "Ordinary Shareholders") or the registered pledgees of ordinary shares (hereinafter referred to as the "Registered Ordinary Share Pledgees"), cash dividends of surplus in the amounts set forth below (such cash dividends being hereinafter referred to as the "Preferred Dividends"), respectively; provided, however, that if Preferred Interim Dividends stipulated in Article 14 hereof were paid during the relevant fiscal year, the amount of such Preferred Interim Dividends shall be subtracted from the amount of Preferred Dividends.	(Preferred Dividends) Article 15. 1. In the event that the Corporation distributes dividends of surplus pursuant to Article 44 hereof, the Corporation shall distributes to the holders of preference shares (hereinafter referred to as the "Preference Shareholders") or the registered pledgees of preference shares (hereinafter referred to as the "Registered Preference Share Pledgees"), in preference to the holders of ordinary shares (hereinafter referred to as the "Ordinary Shareholders") or the registered pledgees of ordinary shares (hereinafter referred to as the "Registered Ordinary Share Pledgees"), cash dividends of surplus in the amounts set forth below (such cash dividends being hereinafter referred to as the "Preferred Dividends"), respectively; provided, however, that if Preferred Interim Dividends stipulated in Article 16 hereof were paid during the relevant fiscal year, the amount of such Preferred Interim Dividends shall be subtracted from the amount of Preferred Dividends.
The type 4 preference shares: amount not exceeding 200,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares The type 5 preference shares: amount not exceeding 200,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares The type 6 preference shares: amount not exceeding 300,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares The type 7 preference shares: amount not exceeding 200,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares The type 8 preference shares: amount not exceeding 300,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares	The type 4 preference shares: amount not exceeding 200,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares The type 5 preference shares: amount not exceeding 200,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares The type 6 preference shares: amount not exceeding 300,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares The type 7 preference shares: amount not exceeding 200,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares The type 8 preference shares: amount not exceeding 300,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares

Existing Articles of Incorporation	Proposed Amendments
The type 9 preference shares: amount not exceeding 300,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares 2. If the amount of cash dividends of surplus paid to the Preference Shareholders or the Registered Preference Share Pledgees is less than the amount of the Preferred Dividends in any fiscal year, such deficiency shall not be carried over for accumulation to the subsequent fiscal years. 3. The Corporation shall not pay dividends in excess of the amount of the Preferred Dividends to the Preference Shareholders or the Registered Preference Share Pledgees.	The type 9 preference shares: amount not exceeding 300,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares 2. If the amount of cash dividends of surplus paid to the Preference Shareholders or the Registered Preference Share Pledgees is less than the amount of the Preferred Dividends in any fiscal year, such deficiency shall not be carried over for accumulation to the subsequent fiscal years. 3. The Corporation shall not pay dividends in excess of the amount of the Preferred Dividends to the Preference Shareholders or the Registered Preference Share Pledgees.
(Preferred Interim Dividends) Article 14. In the event that the Corporation pays Interim Dividends pursuant to Article 43 hereof, the Corporation shall pay to the Preference Shareholders or the Registered Preference Share Pledgees, in preference to the Ordinary Shareholders or the Registered Ordinary Share Pledgees, Interim Dividends (hereinafter referred to as the "Preferred Interim Dividends") in the amount not exceeding one-half of the amount of the Preferred Dividends per preference share and determined by resolution of the board of directors relating to the issuance of the shares.	(Preferred Interim Dividends) Article 16. In the event that the Corporation pays Interim Dividends pursuant to Article 45 hereof, the Corporation shall pay to the Preference Shareholders or the Registered Preference Share Pledgees, in preference to the Ordinary Shareholders or the Registered Ordinary Share Pledgees, Interim Dividends (hereinafter referred to as the "Preferred Interim Dividends") in the amount not exceeding one-half of the amount of the Preferred Dividends per preference share and determined by resolution of the board of directors relating to the issuance of the shares.
(Liquidation Distributions of Residual Assets) Article 15. 1. In the event that the Corporation makes a liquidation distribution of residual assets, the Corporation shall make to the Preference Shareholders or the Registered Preference Share Pledgees, in preference to the Ordinary Shareholders or the Registered Ordinary Share Pledgees, a distribution of 3,000,000 yen per preference share. 2. Other than a distribution mentioned in the foregoing Paragraph, no liquidation distribution shall be made to the Preference Shareholders or the Registered Preference Share Pledgees.	(Liquidation Distributions of Residual Assets) Article 17. 1. In the event that the Corporation makes a liquidation distribution of residual assets, the Corporation shall make to the Preference Shareholders or the Registered Preference Share Pledgees, in preference to the Ordinary Shareholders or the Registered Ordinary Share Pledgees, a distribution of 3,000,000 yen per preference share. 2. Other than a distribution mentioned in the foregoing Paragraph, no liquidation distribution shall be made to the Preference Shareholders or the Registered Preference Share Pledgees.

Existing Articles of Incorporation	Proposed Amendments
(Provisions for Acquisition) Article 16. The Corporation may acquire a part or the whole of the type 5 preference shares, the type 6 preference shares, the type 8 preference shares or the type 9 preference shares (i) on or after such day as shall be reasonably determined by resolution of the board of directors by the time such preference shares are first issued, (ii) in exchange for cash payment in the amount regarded to be appropriate in light of market price, the amount of liquidation distributions of residual assets relating to such preference shares, etc. In the event that a part of such preference shares are acquired, the preference shares to be acquired shall be decided by lottery or by proportional allotment.	(Provisions for Acquisition) Article 18. The Corporation may acquire a part or the whole of the type 5 preference shares, the type 6 preference shares, the type 8 preference shares or the type 9 preference shares (i) on or after such day as shall be reasonably determined by resolution of the board of directors by the time such preference shares are first issued, (ii) in exchange for cash payment in the amount regarded to be appropriate in light of market price, the amount of liquidation distributions of residual assets relating to such preference shares, etc. In the event that a part of such preference shares are acquired, the preference shares to be acquired shall be decided by lottery or by proportional allotment.
(Voting Rights) Article 17. No Preference Shareholder shall have any voting rights at a general meeting of shareholders; provided that if a proposal to pay the Preferred Dividends is not submitted to an ordinary general meeting of shareholders, or if such a proposal is submitted but rejected at an ordinary general meeting of shareholders, the Preference Shareholders shall have voting rights from the time of the ordinary general meeting of shareholders to which such proposal is not submitted, or from the time of conclusion of the ordinary general meeting of shareholders at which such proposal is rejected, as the case may be, until a resolution to pay the Preferred Dividends is made by an ordinary general meeting of shareholders.	(Voting Rights) Article 19. No Preference Shareholder shall have any voting rights at a general meeting of shareholders; provided that if a proposal to pay the Preferred Dividends is not submitted to an ordinary general meeting of shareholders, or if such a proposal is submitted but rejected at an ordinary general meeting of shareholders, the Preference Shareholders shall have voting rights from the time of the ordinary general meeting of shareholders to which such proposal is not submitted, or from the time of conclusion of the ordinary general meeting of shareholders at which such proposal is rejected, as the case may be, until a resolution to pay the Preferred Dividends is made by an ordinary general meeting of shareholders.
(Consolidation or Splits of Shares; Rights to Receive Allotment of Offered Shares, etc.) Article 18. 1. Except as otherwise provided by applicable law, no consolidation or splits of shares shall be made with respect to preference shares. 2. The Corporation shall not give the Preference Shareholders any rights to receive allotment of offered shares or share purchase warrants with respect to offered shares. 3. The Corporation shall not allot free of charge any shares of stock or share purchase warrants to the Preference Shareholders	(Consolidation or Splits of Shares; Rights to Receive Allotment of Offered Shares, etc.) Article 20. 1. Except as otherwise provided by applicable law, no consolidation or splits of shares shall be made with respect to preference shares. 2. The Corporation shall not give the Preference Shareholders any rights to receive allotment of offered shares or share purchase warrants with respect to offered shares. 3. The Corporation shall not allot free of charge any shares of stock or share purchase warrants to the Preference Shareholders

Existing Articles of Incorporation	Proposed Amendments
(Request for Acquisition of Shares) Article <u>19</u>. 1. A Preference Shareholder of the type 4 preference shares may request the Corporation to acquire his or her preference shares in exchange for ordinary shares. The period during which the acquisition may be requested (hereinafter referred to as the "Acquisition Request Period") and the terms and conditions of acquisition shall be reasonably determined by resolution of the board of directors by the time of the first issuance of the relevant preference shares. 2. A Preference Shareholder of the type 5 preference shares or the type 7 preference shares may request the Corporation to acquire his or her preference shares in exchange for ordinary shares. The Acquisition Request Period in such case shall be reasonably determined by a resolution of the board of directors by the time of the first issuance of the relevant preference shares, provided that the last day of such Acquisition Request Period shall fall within twenty five (25) years after the date of issuance of the relevant preference shares. The number of ordinary shares to be delivered in exchange for acquisition of the relevant preference shares shall be obtained by dividing the amount of the subscription price of the relevant preference shares by the amount fixed in a manner as reasonably determined by a resolution of the board of directors by the time of the first issuance of the relevant preference shares (hereinafter referred to as the "Acquisition Rights Exercise Price"). Provided, however, that the initial Acquisition Rights Exercise Price shall be determined by reference to the amount regarded to be appropriate in light of market price, etc., and provided further that any fraction of less than one share arising as a result of calculation of the number of ordinary shares to be delivered pursuant to the foregoing shall be treated in accordance with the provisions of Article 167 of the Corporation Law. Other terms and conditions of acquisition shall be reasonably determined by a resolution of the board of directors by the time of the first issuance of the relevant preference shares.	(Request for Acquisition of Shares) Article <u>21</u>. 1. A Preference Shareholder of the type 4 preference shares may request the Corporation to acquire his or her preference shares in exchange for ordinary shares. The period during which the acquisition may be requested (hereinafter referred to as the "Acquisition Request Period") and the terms and conditions of acquisition shall be reasonably determined by resolution of the board of directors by the time of the first issuance of the relevant preference shares. 2. A Preference Shareholder of the type 5 preference shares or the type 7 preference shares may request the Corporation to acquire his or her preference shares in exchange for ordinary shares. The Acquisition Request Period in such case shall be reasonably determined by a resolution of the board of directors by the time of the first issuance of the relevant preference shares, provided that the last day of such Acquisition Request Period shall fall within twenty five (25) years after the date of issuance of the relevant preference shares. The number of ordinary shares to be delivered in exchange for acquisition of the relevant preference shares shall be obtained by dividing the amount of the subscription price of the relevant preference shares by the amount fixed in a manner as reasonably determined by a resolution of the board of directors by the time of the first issuance of the relevant preference shares (hereinafter referred to as the "Acquisition Rights Exercise Price"). Provided, however, that the initial Acquisition Rights Exercise Price shall be determined by reference to the amount regarded to be appropriate in light of market price, etc., and provided further that any fraction of less than one share arising as a result of calculation of the number of ordinary shares to be delivered pursuant to the foregoing shall be treated in accordance with the provisions of Article 167 of the Corporation Law. Other terms and conditions of acquisition shall be reasonably determined by a resolution of the board of directors by the time of the first issuance of the relevant preference shares.

Existing Articles of Incorporation	Proposed Amendments
(Mandatory Acquisition) Article 20. 1. Any type 4 preference share, type 5 preference share or type 7 preference share with respect to which acquisition has not been requested during the Acquisition Request Period shall be mandatorily acquired by the Corporation, as of the date immediately following the last day of the Acquisition Request Period (hereinafter referred to as the "Mandatory Acquisition Date"), in exchange for such number of ordinary shares as is obtained by dividing the amount of subscription price per share paid for the preference share by the average of the daily closing prices (including quoted prices (kehai hyoji) if no closing prices are reported) per share of the Corporation's ordinary shares by regular transactions at the Tokyo Stock Exchange for the thirty (30) trading days (disregarding trading days on which no such closing prices are available) commencing on the day forty-five (45) trading days prior to the Mandatory Acquisition Date. The average price shall be calculated in yen and rounded down to the nearest ten and thereafter rounded to the nearest hundred (50 being rounded upwards). Provided, however, that if such average price is less than the amount not less than five hundred thousand yen (¥500,000) determined by resolution of the board of directors relating to the issuance of the relevant preference shares, then a preference share shall be acquired by the Corporation in exchange for such number of ordinary shares as is obtained by dividing the amount of subscription price per share paid for the preference share by such amount determined by such resolution. 2. Any fraction of less than one share arising as a result of calculation of the number of ordinary shares pursuant to the foregoing Paragraph shall be treated in accordance with the provisions of Article 234 of the Corporation Law. (Preference Order) Article 21. The preference order of payment of Preferred Dividends, Preferred Interim Dividends and liquidation distributions of residual assets for preference shares issued by the Corporation shall be the same among the various types of preference shares.	(Mandatory Acquisition) Article 22. 1. Any type 4 preference share, type 5 preference share or type 7 preference share with respect to which acquisition has not been requested during the Acquisition Request Period shall be mandatorily acquired by the Corporation, as of the date immediately following the last day of the Acquisition Request Period (hereinafter referred to as the "Mandatory Acquisition Date"), in exchange for such number of ordinary shares as is obtained by dividing the amount of subscription price per share paid for the preference share by the average of the daily closing prices (including quoted prices (kehai hyoji) if no closing prices are reported) per share of the Corporation's ordinary shares by regular transactions at the Tokyo Stock Exchange for the thirty (30) trading days (disregarding trading days on which no such closing prices are available) commencing on the day forty-five (45) trading days prior to the Mandatory Acquisition Date. The average price shall be calculated in yen and rounded down to one decimal place and thereafter rounded to the nearest yen (0.5 being rounded upwards). Provided, however, that if such average price is less than the amount not less than five thousand yen (¥5,000) determined by resolution of the board of directors relating to the issuance of the relevant preference shares, then a preference share shall be acquired by the Corporation in exchange for such number of ordinary shares as is obtained by dividing the amount of subscription price per share paid for the preference share by such amount determined by such resolution. 2. Any fraction of less than one share arising as a result of calculation of the number of ordinary shares pursuant to the foregoing Paragraph shall be treated in accordance with the provisions of Article 234 of the Corporation Law. (Preference Order) Article 23. The preference order of payment of Preferred Dividends, Preferred Interim Dividends and liquidation distributions of residual assets for preference shares issued by the Corporation shall be the same among the various types of preference shares.

Existing Articles of Incorporation	Proposed Amendments
(Convocation) Article 22. 1. An ordinary general meeting of shareholders shall be convened within three months after the close of each fiscal year and an extraordinary general meeting of shareholders may be convened whenever necessary. 2. Except as otherwise provided by applicable law, a general meeting of shareholders shall be convened by the director-president pursuant to a resolution of the board of directors. Should the director-president fail or be unable to act, another of the directors shall act in his or her place in accordance with the seniority established in advance by the board of directors.	(Convocation) Article 24. 1. An ordinary general meeting of shareholders shall be convened within three months after the close of each fiscal year and an extraordinary general meeting of shareholders may be convened whenever necessary. 2. Except as otherwise provided by applicable law, a general meeting of shareholders shall be convened by the director-president pursuant to a resolution of the board of directors. Should the director-president fail or be unable to act, another of the directors shall act in his or her place in accordance with the seniority established in advance by the board of directors.
(Disclosure by Internet of Reference Documents, etc. for Shareholders Meeting and Deemed Provision) Article 23. In connection with convocation of a general meeting of shareholders the Corporation may deem that the information relating to the matters to be described or shown in the reference documents for the shareholders meeting, the business report, financial statements and the consolidated financial statements, is provided to the shareholders by disclosing such information by internet as provided in the relevant Ministerial Ordinance of the Ministry of Justice.	(Disclosure by Internet of Reference Documents, etc. for Shareholders Meeting and Deemed Provision) Article 25. In connection with convocation of a general meeting of shareholders the Corporation may deem that the information relating to the matters to be described or shown in the reference documents for the shareholders meeting, the business report, financial statements and the consolidated financial statements, is provided to the shareholders by disclosing such information by internet as provided in the relevant Ministerial Ordinance of the Ministry of Justice.
(Chairman) Article 24. The director-chairman or the director-president shall act as chairman at all general meetings of shareholders. Should both the director-chairman and the director-president fail or be unable to act, another of the directors shall act in their place in accordance with the seniority established in advance by the board of directors.	(Chairman) Article 26. The director-chairman or the director-president shall act as chairman at all general meetings of shareholders. Should both the director-chairman and the director-president fail or be unable to act, another of the directors shall act in their place in accordance with the seniority established in advance by the board of directors.

Existing Articles of Incorporation	Proposed Amendments
(Requirement for Resolutions) Article 25. 1. Except as otherwise provided by applicable law or by these Articles of Incorporation, all resolutions at a general meeting of shareholders shall be adopted by a majority of all the voting rights held by the shareholders present thereat who are entitled to exercise the voting rights. 2. A resolution under Paragraph 2 of Article 309, of the Corporation Law shall be adopted by two thirds or more of the voting rights held by the shareholders present at a general meeting of shareholders, who hold at least one third of the voting rights held by all the shareholders of the Corporation who are entitled to exercise the voting rights.	(Requirement for Resolutions) Article 27. 1. Except as otherwise provided by applicable law or by these Articles of Incorporation, all resolutions at a general meeting of shareholders shall be adopted by a majority of all the voting rights held by the shareholders present thereat who are entitled to exercise the voting rights. 2. A resolution under Paragraph 2 of Article 309, of the Corporation Law shall be adopted by two thirds or more of the voting rights held by the shareholders present at a general meeting of shareholders, who hold at least one third of the voting rights held by all the shareholders of the Corporation who are entitled to exercise the voting rights.
(Exercise of Voting Rights by Proxy) Article 26. 1. A shareholder may exercise his or her voting rights by one proxy; provided, however, that the proxy must be a shareholder entitled to vote at the relevant general meeting of shareholders of the Corporation. 2. Either a shareholder or his or her proxy shall submit power of attorney to the Corporation.	(Exercise of Voting Rights by Proxy) Article 28. 1. A shareholder may exercise his or her voting rights by one proxy; provided, however, that the proxy must be a shareholder entitled to vote at the relevant general meeting of shareholders of the Corporation. 2. Either a shareholder or his or her proxy shall submit power of attorney to the Corporation.
(Shareholders' Meeting of a Particular Class of Shares) Article 27. The provisions of Paragraph 2 of Article 22, Article 23, Article 24 and Article 26 hereof shall be applied *mutatis mutandis* to a shareholders' meeting of a particular class of shares.	(Shareholders' Meeting of a Particular Class of Shares) Article 29. The provisions of Paragraph 2 of Article 24, Article 25, Article 26 and Article 28 hereof shall be applied *mutatis mutandis* to a shareholders' meeting of a particular class of shares.
(Number of Directors) Article 28. The Corporation shall have three or more directors.	(Number of Directors) Article 30. The Corporation shall have three or more directors.
(Election) Article 29. 1. A resolution for the election of directors shall be adopted at a general meeting of shareholders by a majority of the voting rights held by the shareholders present at the general meeting of shareholders and who hold not less than one third of voting rights of all the shareholders who are entitled to exercise the voting rights. 2. Such resolution may not be adopted by cumulative voting.	(Election) Article 31. 1. A resolution for the election of directors shall be adopted at a general meeting of shareholders by a majority of the voting rights held by the shareholders present at the general meeting of shareholders and who hold not less than one third of voting rights of all the shareholders who are entitled to exercise the voting rights. 2. Such resolution may not be adopted by cumulative voting.

Existing Articles of Incorporation	Proposed Amendments
(Term of Office) Article 30. The term of office of a director shall expire upon conclusion of the ordinary general meeting of shareholders to be held for the last fiscal year ending within two years after the election of the director.	(Term of Office) Article 32. The term of office of a director shall expire upon conclusion of the ordinary general meeting of shareholders to be held for the last fiscal year ending within two years after the election of the director.
(Board of Directors) Article 31. 1. The board of directors shall consist of all the directors of the Corporation currently in office. 2. Except as otherwise provided by applicable law, the director-chairman shall convene, and act as chairman at, all meetings of the board of directors. Should the office of the director-chairman be vacant, or should the director-chairman fail or be unable to act, the director-president shall act in his or her place. Should the director-president also fail or be unable to act, another of the directors shall act as chairman in accordance with the seniority established in advance by the board of directors. 3. Notice of a meeting of the board of directors shall be given to each director and each statutory auditor at least three days prior to the day set for such meeting; provided, however, that in case of emergency, such period of notice may be shortened. 4. Except as otherwise provided by applicable law, all resolutions of the board of directors shall be adopted at a meeting of the board of directors at which a majority of all of the directors entitled to vote at the meeting are present, by a majority of such directors present at such meeting. 5. In the event that a director made a proposal with respect to a matter to be resolved at a meeting of the board of directors and all directors who are entitled to vote on such matter agree affirmatively in writing or by electronic means, it shall be deemed that a resolution of a meeting of the board of directors has been made to approve such proposal unless any corporate auditor objects to the resolution.	(Board of Directors) Article 33. 1. The board of directors shall consist of all the directors of the Corporation currently in office. 2. Except as otherwise provided by applicable law, the director-chairman shall convene, and act as chairman at, all meetings of the board of directors. Should the office of the director-chairman be vacant, or should the director-chairman fail or be unable to act, the director-president shall act in his or her place. Should the director-president also fail or be unable to act, another of the directors shall act as chairman in accordance with the seniority established in advance by the board of directors. 3. Notice of a meeting of the board of directors shall be given to each director and each statutory auditor at least three days prior to the day set for such meeting; provided, however, that in case of emergency, such period of notice may be shortened. 4. Except as otherwise provided by applicable law, all resolutions of the board of directors shall be adopted at a meeting of the board of directors at which a majority of all of the directors entitled to vote at the meeting are present, by a majority of such directors present at such meeting. 5. In the event that a director made a proposal with respect to a matter to be resolved at a meeting of the board of directors and all directors who are entitled to vote on such matter agree affirmatively in writing or by electronic means, it shall be deemed that a resolution of a meeting of the board of directors has been made to approve such proposal unless any corporate auditor objects to the resolution.

Existing Articles of Incorporation	Proposed Amendments
(Representative Directors, Titled Directors) Article 32. 1. The board of directors shall by its resolution elect one or more representative directors. 2. The board of directors may by its resolution appoint from among its members, one director-chairman, one director-president and one or more director-deputy chairmen, director-deputy presidents, senior managing directors and managing directors.	(Representative Directors, Titled Directors) Article 34. 1. The board of directors shall by its resolution elect one or more representative directors. 2. The board of directors may by its resolution appoint from among its members, one director-chairman, one director-president and one or more director-deputy chairmen, director-deputy presidents, senior managing directors and managing directors.
(Powers and Duties of Directors) Article 33. 1. The director-chairman shall preside over the board of directors. 2. The director-deputy chairmen shall assist the director-chairman. 3. The director-president shall carry out and implement resolutions of the board of directors and shall generally supervise the entire operation of the Corporation. Should the director-president fail or be unable to act, a director-deputy president, a senior managing director or a managing director shall, in such order of seniority, act in his or her place. 4. The director-deputy presidents, the senior managing directors and the managing directors shall assist the director-president and shall carry on the day-to-day businesses of the Corporation.	(Powers and Duties of Directors) Article 35. 1. The director-chairman shall preside over the board of directors. 2. The director-deputy chairmen shall assist the director-chairman. 3. The director-president shall carry out and implement resolutions of the board of directors and shall generally supervise the entire operation of the Corporation. Should the director-president fail or be unable to act, a director-deputy president, a senior managing director or a managing director shall, in such order of seniority, act in his or her place. 4. The director-deputy presidents, the senior managing directors and the managing directors shall assist the director-president and shall carry on the day-to-day businesses of the Corporation.
(Limitation of Liability Agreement with Outside Directors) Article 34. Pursuant to Paragraph 1 of Article 427 of the Corporation Law, the Corporation may conclude with an outside director an agreement to limit the liability of the outside director under Paragraph 1 of Article 423 of the Corporation Law, provided, however, that the limit of liability under such agreement shall be the higher of (i) the amount specified in advance which is not less than 10,000,000 yen or (ii) the amount specified by law.	(Limitation of Liability Agreement with Outside Directors) Article 36. Pursuant to Paragraph 1 of Article 427 of the Corporation Law, the Corporation may conclude with an outside director an agreement to limit the liability of the outside director under Paragraph 1 of Article 423 of the Corporation Law, provided, however, that the limit of liability under such agreement shall be the higher of (i) the amount specified in advance which is not less than 10,000,000 yen or (ii) the amount specified by law.
(Number of Corporate Auditors) Article 35. The Corporation shall have three or more corporate auditors.	(Number of Corporate Auditors) Article 37. The Corporation shall have three or more corporate auditors.

Existing Articles of Incorporation	Proposed Amendments
(Election) Article 36. A resolution for the election of corporate auditors shall be adopted at a general meeting of shareholders by a majority of the voting rights held by the shareholders who are present at the general meeting and who hold not less than one third of voting rights of all the shareholders who are entitled to exercise the voting rights. (Term of Office) Article 37. The term of office of a corporate auditor shall expire upon conclusion of the ordinary general meeting of shareholders to be held for the last fiscal year ending within four years after the election of the corporate auditor. (Board of Corporate Auditors) Article 38. 1. The board of corporate auditors shall consist of all the corporate auditors of the Corporation currently in office. 2. Notice of a meeting of the board of corporate auditors shall be given to each corporate auditor at least three days prior to the day set for such meeting; provided, however, that in case of emergency, such period of notice may be shortened. 3. Except as otherwise provided by applicable law, all resolutions of the board of corporate auditors shall be adopted at a meeting of the board of corporate auditors, by a majority of the corporate auditors. (Standing Corporate Auditors) Article 39. The board of corporate auditors shall elect by its resolution one or more standing corporate auditors. The standing corporate auditor(s) shall serve on a full-time basis.	(Election) Article 38. A resolution for the election of corporate auditors shall be adopted at a general meeting of shareholders by a majority of the voting rights held by the shareholders who are present at the general meeting and who hold not less than one third of voting rights of all the shareholders who are entitled to exercise the voting rights. (Term of Office) Article 39. The term of office of a corporate auditor shall expire upon conclusion of the ordinary general meeting of shareholders to be held for the last fiscal year ending within four years after the election of the corporate auditor. (Board of Corporate Auditors) Article 40. 1. The board of corporate auditors shall consist of all the corporate auditors of the Corporation currently in office. 2. Notice of a meeting of the board of corporate auditors shall be given to each corporate auditor at least three days prior to the day set for such meeting; provided, however, that in case of emergency, such period of notice may be shortened. 3. Except as otherwise provided by applicable law, all resolutions of the board of corporate auditors shall be adopted at a meeting of the board of corporate auditors, by a majority of the corporate auditors. (Standing Corporate Auditors) Article 41. The board of corporate auditors shall elect by its resolution one or more standing corporate auditors. The standing corporate auditor(s) shall serve on a full-time basis.

Existing Articles of Incorporation	Proposed Amendments
(Limitation of Liability Agreement with Outside Corporate Auditors) Article <u>40</u>. Pursuant to Paragraph 1 of Article 427 of the Corporation Law, the Corporation may conclude with an outside corporate auditor an agreement to limit the liability of the outside corporate auditor under Paragraph 1 of Article 423 of the Corporation Law, provided, however, that the limit of liability under such agreement shall be the higher of (i) the amount specified in advance which is not less than 10,000,000 yen or (ii) the amount specified by law.	(Limitation of Liability Agreement with Outside Corporate Auditors) Article <u>42</u>. Pursuant to Paragraph 1 of Article 427 of the Corporation Law, the Corporation may conclude with an outside corporate auditor an agreement to limit the liability of the outside corporate auditor under Paragraph 1 of Article 423 of the Corporation Law, provided, however, that the limit of liability under such agreement shall be the higher of (i) the amount specified in advance which is not less than 10,000,000 yen or (ii) the amount specified by law.
(Fiscal Year) Article <u>41</u>. The fiscal year of the Corporation shall commence on April 1 of each year and shall end on March 31 of the following year.	(Fiscal Year) Article <u>43</u>. The fiscal year of the Corporation shall commence on April 1 of each year and shall end on March 31 of the following year.
(Dividends of Surplus) Article <u>42</u>. Cash dividends of surplus shall be made by the Corporation pursuant to a resolution of a general meeting of shareholders to <u>the shareholders or the registered share pledgees appearing or recorded on the final register of shareholders and to the holders of fractional shares appearing or recorded on the register of fractional shares</u> as of the last day of a fiscal year.	(Dividends of Surplus) Article <u>44</u>. Cash dividends of surplus shall be made by the Corporation pursuant to a resolution of a general meeting of shareholders to <u>the shareholders or the registered share pledgees appearing or recorded on the final register of shareholders</u> as of the last day of a fiscal year.
(Interim Dividends) Article <u>43</u>. The Corporation may, by resolution of a meeting of the board of directors, distribute interim dividends to <u>the shareholders or the registered share pledgees appearing or recorded on the final register of shareholders and to the holders of fractional shares appearing or recorded on the register of fractional shares</u> at the close of September 30 of each year.	(Interim Dividends) Article <u>45</u>. The Corporation may, by resolution of a meeting of the board of directors, distribute interim dividends to <u>the shareholders or the registered share pledgees appearing or recorded on the final register of shareholders</u> at the close of September 30 of each year.
(Period of Limitations for Dividends) Article <u>44</u>. If any cash dividends shall remain unreceived after expiration of five years from the day on which such dividends shall have become due and payable, the Corporation shall be relieved of its obligation to pay such dividends.	(Period of Limitations for Dividends) Article <u>46</u>. If any cash dividends shall remain unreceived after expiration of five years from the day on which such dividends shall have become due and payable, the Corporation shall be relieved of its obligation to pay such dividends.

Existing Articles of Incorporation	Proposed Amendments
	(Supplementary Provisions) (Transitional Measures)
(Newly established)	Article 1. Except for Article 12 after amendments, provisions of each article after amendments shall become effective on the day immediately preceding the date of implementation of the "Law for Partial Amendment of the Laws related to Transfer of Bonds, etc., to Streamline Settlement with respect to Transactions of Stock, etc." (Law No.88, June 9, 2004, hereinafter referred to as the "Stock Settlement Streamlining Law").
(Newly established)	Article 2. Article 12 after amendments shall become effective on the date of implementation of the Stock Settlement Streamlining Law.

Exhibit 2

Sumitomo Mitsui Financial Group, Inc.

Comparison Table of Existing Terms and Conditions of Issue of Type 4 Preferred Stock and Proposed Amendments

(Underlined parts are amended.)

Existing Terms and Conditions	Proposed Amendments
1. Name of Shares: Sumitomo Mitsui Financial Group, Inc. First Series Type 4 Preferred Stock, Sumitomo Mitsui Financial Group, Inc. Second Series Type 4 Preferred Stock, Sumitomo Mitsui Financial Group, Inc. Third Series Type 4 Preferred Stock, Sumitomo Mitsui Financial Group, Inc. Fourth Series Type 4 Preferred Stock, Sumitomo Mitsui Financial Group, Inc. Fifth Series Type 4 Preferred Stock, Sumitomo Mitsui Financial Group, Inc. Sixth Series Type 4 Preferred Stock, Sumitomo Mitsui Financial Group, Inc. Seventh Series Type 4 Preferred Stock, Sumitomo Mitsui Financial Group, Inc. Eighth Series Type 4 Preferred Stock, Sumitomo Mitsui Financial Group, Inc. Ninth Series Type 4 Preferred Stock, Sumitomo Mitsui Financial Group, Inc. Tenth Series Type 4 Preferred Stock, Sumitomo Mitsui Financial Group, Inc. Eleventh Series Type 4 Preferred Stock, Sumitomo Mitsui Financial Group, Inc. Twelfth Series Type 4 Preferred Stock, (Type 4 Preferred Stock of each series shall be hereinafter referred to as "Each Series Preferred Stock", respectively, and "First-Twelfth Series Preferred Stock", collectively)	1. Name of Shares: Sumitomo Mitsui Financial Group, Inc. First Series Type 4 Preferred Stock, Sumitomo Mitsui Financial Group, Inc. Second Series Type 4 Preferred Stock, Sumitomo Mitsui Financial Group, Inc. Third Series Type 4 Preferred Stock, Sumitomo Mitsui Financial Group, Inc. Fourth Series Type 4 Preferred Stock, Sumitomo Mitsui Financial Group, Inc. Ninth Series Type 4 Preferred Stock, Sumitomo Mitsui Financial Group, Inc. Tenth Series Type 4 Preferred Stock, Sumitomo Mitsui Financial Group, Inc. Eleventh Series Type 4 Preferred Stock, Sumitomo Mitsui Financial Group, Inc. Twelfth Series Type 4 Preferred Stock, (Type 4 Preferred Stock of each series shall be hereinafter referred to as "Each Series Preferred Stock", respectively)
2. Number of Shares to be issued: 4,175 for each series (an aggregate number of 50,100 First-Twelfth Series Preferred Stock)	2. Number of Shares to be issued: 4,175 for each series (an aggregate number of 33,400 Each Series Preferred Stock)
4. Aggregate Amount to be paid: ¥12,525,000,000 for each series (an aggregate amount of ¥150,300,000,000 to be paid for the First-Twelfth Series Preferred Stock)	4. Aggregate Amount to be paid: ¥12,525,000,000 for each series (an aggregate amount of ¥100,200,000,000 to be paid for the Each Series Preferred Stock)
16. Request for Acquisition of Shares: Each Series Preferred Stockholder may request the Company to acquire his/her Each Series Preferred Stock in exchange for the Common Stock.	16. Request for Acquisition of Shares: Each Series Preferred Stockholder may request the Company to acquire his/her Each Series Preferred Stock in exchange for the Common Stock.
(1) Period during which a request for acquisition may be made (the "Acquisition Period"): From February 8, 2003 to and including February 7, 2028.	(1) Period during which a request for acquisition may be made (the "Acquisition Period"): From February 8, 2003 to and including February 7, 2028.

Existing Terms and Conditions	Proposed Amendments
(2) Terms of Acquisition: A. Price for exercising the right to request acquisition (the "Acquisition Price"): The Acquisition Price shall be ¥318,800. B. Reset of Acquisition Price: As of the date on which Each Series Preferred Stockholders request the Company to acquire Each Series Preferred Stock (the "Reset Date"), the Acquisition Price will be reset to the lower amount of (i) the Acquisition Price in effect on the date immediately preceding the Reset Date and (ii) the amount equal to the average of the closing price (including the closing bid or offered price) (regular way) of the Common Stock on the Tokyo Stock Exchange Co., Ltd. on each of the thirty (30) consecutive trading days (excluding any day on which the closing price is not available) commencing on the forty-fifth (45th) trading day preceding the Reset Date, and such amount shall be calculated to the digit two places to the left of the decimal (i.e. *ten (10) yen*); any amount equal to or more than fifty (50) yen shall be rounded up to the nearest one hundred (100) yen and any amount less than fifty (50) yen shall be disregarded (the "Acquisition Price After Reset"); provided, however, that in the event that the Acquisition Price After Reset is less than ¥ 105,100 (subject to any adjustment set forth below) (the "Acquisition Floor Price"), the Acquisition Price After Reset shall be the Acquisition Floor Price. If any event that requires adjustment of the Acquisition Price in accordance with section "C. Adjustment of Acquisition Price" below occurs from the forty-fifth (45th) trading day preceding the Reset Date up until such Reset Date, the Acquisition Price After Reset will be subject to adjustment in accordance with section "C. Adjustment of Acquisition Price" below. For avoidance of doubt, the Acquisition Price After Reset shall apply only to such series of Each Series Preferred Stock in respect of which a request for acquisition is made on the Reset Date.	(2) Terms of Acquisition: A. Price for exercising the right to request acquisition (the "Acquisition Price"): The Acquisition Price shall be ¥3,188. B. Reset of Acquisition Price: As of the date on which Each Series Preferred Stockholders request the Company to acquire Each Series Preferred Stock (the "Reset Date"), the Acquisition Price will be reset to the lower amount of (i) the Acquisition Price in effect on the date immediately preceding the Reset Date and (ii) the amount equal to the average of the closing price (including the closing bid or offered price. The closing price on the trading day prior to the day immediately preceding the date of implementation of the "Law for Partial Amendment of the Laws related to Transfer of Bonds, etc., to Streamline Settlement with respect to Transactions of Stock, etc." (Law No.88, June 9, 2004, hereinafter referred to as the "Stock Settlement Streamlining Law") shall be one hundredth of such closing price.) (regular way) of the Common Stock on the Tokyo Stock Exchange Co., Ltd. on each of the thirty (30) consecutive trading days (excluding any day on which the closing price is not available) commencing on the forty-fifth (45th) trading day preceding the Reset Date, and such amount shall be calculated to the first decimal place (i.e. *zero point one (0.1) yen*); any amount equal to or more than zero point five (0.5) yen shall be rounded up to the nearest one (1) yen and any amount less than zero point five (0.5) yen shall be disregarded (the "Acquisition Price After Reset"); provided, however, that in the event that the Acquisition Price After Reset is less than ¥ 1,051 (subject to any adjustment set forth below) (the "Acquisition Floor Price"), the Acquisition Price After Reset shall be the Acquisition Floor Price. If any event that requires adjustment of the Acquisition Price in accordance with section "C. Adjustment of Acquisition Price" below occurs from the forty-fifth (45th) trading day preceding the Reset Date up until such Reset Date, the Acquisition Price After Reset will be subject to adjustment in accordance with section "C. Adjustment of Acquisition Price" below. For avoidance of doubt, the Acquisition Price After Reset shall apply only to such series of Each Series Preferred Stock in respect of which a request for acquisition is made on the Reset Date.

Existing Terms and Conditions	Proposed Amendments
C. Adjustment of Acquisition Price: (a) After the issuance of Each Series Preferred Stock and upon the occurrence of any event set out in items (i) through (v) below, the Acquisition Price will be subject to adjustment in accordance with the relevant formula for each event set forth below (the "Acquisition Price Adjustment Formula"; the Acquisition Price adjusted by the Acquisition Price Adjustment Formula shall be hereinafter referred to as the "Acquisition Price After Adjustment"): I. With respect to the events set forth in items (i) through (iii) below, the Acquisition Price Adjustment Formula shall be as follows: $NAP = OAP \times \frac{N + \frac{NN \times C}{CMP}}{N+NN}$ where: "NAP" means the Acquisition Price After Adjustment; "OAP" means the Acquisition Price Before Adjustment (as defined in (d) below); "N" means the number of shares of issued Common Stock (as defined in (e) below); "NN" means the number of shares of Common Stock newly issued or transferred, or in the case of a calculation relating to Convertible Securities (as defined in (iii) below, hereinafter the same) or Share Acquisition Rights (as defined in (iii) below), the number of shares of Common Stock deliverable upon the exercise of the right to request acquisition or the occurrence of any of the events set out in the provisions for acquisition, or the exercise of the Share Acquisition Rights; "C" means the amount to be paid per share of Common Stock included in NN (including the value of the asset to be contributed upon the exercise of each Share Acquisition Right); and "CMP" means the Current Market Price (as defined in (c) below).	C. Adjustment of Acquisition Price: (a) After the issuance of Each Series Preferred Stock and upon the occurrence of any event set out in items (i) through (v) below, the Acquisition Price will be subject to adjustment in accordance with the relevant formula for each event set forth below (the "Acquisition Price Adjustment Formula"; the Acquisition Price adjusted by the Acquisition Price Adjustment Formula shall be hereinafter referred to as the "Acquisition Price After Adjustment"): I. With respect to the events set forth in items (i) through (iii) below, the Acquisition Price Adjustment Formula shall be as follows: $NAP = OAP \times \frac{N + \frac{NN \times C}{CMP}}{N+NN}$ where: "NAP" means the Acquisition Price After Adjustment; "OAP" means the Acquisition Price Before Adjustment (as defined in (d) below); "N" means the number of shares of issued Common Stock (as defined in (e) below); "NN" means the number of shares of Common Stock newly issued or transferred, or in the case of a calculation relating to Convertible Securities (as defined in (iii) below, hereinafter the same) or Share Acquisition Rights (as defined in (iii) below), the number of shares of Common Stock deliverable upon the exercise of the right to request acquisition or the occurrence of any of the events set out in the provisions for acquisition, or the exercise of the Share Acquisition Rights; "C" means the amount to be paid per share of Common Stock included in NN (including the value of the asset to be contributed upon the exercise of each Share Acquisition Right); and "CMP" means the Current Market Price (as defined in (c) below).

Existing Terms and Conditions	Proposed Amendments
II. With respect to the event set forth in item (iv) below, the Acquisition Price Adjustment Formula shall be as follows: $$NAP = OAP \times \frac{CMP - FMV}{CMP}$$ where: "NAP" means the Acquisition Price After Adjustment; "OAP" means the Acquisition Price Before Adjustment; "CMP" means the Current Market Price; and "FMV" means the fair market value as of the Record Date (meaning the date for the determination of the entitled shareholders; hereinafter the same) for the Extraordinary Cash Dividends (as defined in (iv) below) or distribution of the evidence of indebtedness or assets paid with respect to one share of Common Stock. Such fair market value shall be evaluated by an independent third party (such as a securities company or bank) which the Board of Directors of the Company (the "Board of Directors") determines to be appropriate.	II. With respect to the event set forth in item (iv) below, the Acquisition Price Adjustment Formula shall be as follows: $$NAP = OAP \times \frac{CMP - FMV}{CMP}$$ where: "NAP" means the Acquisition Price After Adjustment; "OAP" means the Acquisition Price Before Adjustment; "CMP" means the Current Market Price; and "FMV" means the fair market value as of the Record Date (meaning the date for the determination of the entitled shareholders; hereinafter the same) for the Extraordinary Cash Dividends (as defined in (iv) below) or distribution of the evidence of indebtedness or assets paid with respect to one share of Common Stock. Such fair market value shall be evaluated by an independent third party (such as a securities company or bank) which the Board of Directors of the Company (the "Board of Directors") determines to be appropriate.

Existing Terms and Conditions	Proposed Amendments
III. With respect to the event set forth in item (v) below, the Acquisition Price Adjustment Formula shall be as follows:	III. With respect to the event set forth in item (v) below, the Acquisition Price Adjustment Formula shall be as follows:
$NAP = OAP \times \frac{CMP \times N - ACP}{CMP \times (N - NP)}$	$NAP = OAP \times \frac{CMP \times N - ACP}{CMP \times (N - NP)}$
where:	where:
"NAP" means the Acquisition Price After Adjustment;	"NAP" means the Acquisition Price After Adjustment;
"OAP" means the Acquisition Price Before Adjustment;	"OAP" means the Acquisition Price Before Adjustment;
"N" means the Number of shares of issued Common Stock;	"N" means the Number of shares of issued Common Stock;
"NP" means the number of shares of Common Stock (or, in the case of Convertible Securities or Share Acquisition Rights, the number of shares of Common Stock deliverable upon the exercise of the right to request acquisition or the occurrence of any of the events set out in the provisions for acquisition, or the exercise of the Share Acquisition Rights) acquired in such event;	"NP" means the number of shares of Common Stock (or, in the case of Convertible Securities or Share Acquisition Rights, the number of shares of Common Stock deliverable upon the exercise of the right to request acquisition or the occurrence of any of the events set out in the provisions for acquisition, or the exercise of the Share Acquisition Rights) acquired in such event;
"CMP" means the Current Market Price; and	"CMP" means the Current Market Price; and
"ACP" means the aggregate consideration payable by the Company for the total number of shares of Common Stock (or Convertible Securities or Share Acquisition Rights) acquired pursuant to (v) below.	"ACP" means the aggregate consideration payable by the Company for the total number of shares of Common Stock (or Convertible Securities or Share Acquisition Rights) acquired pursuant to (v) below.
If the number resulting from CMP × N - ACP (in the above Acquisition Price Adjustment Formula) is less than 1, such number shall be deemed to be 1.	If the number resulting from CMP × N - ACP (in the above Acquisition Price Adjustment Formula) is less than 1, such number shall be deemed to be 1.
The Acquisition Price After Adjustment shall be calculated to the digit two places to the left of the decimal (i.e. *ten (10) yen*). Any amount equal to or more than fifty (50) yen shall be rounded up to the nearest one hundred (100) yen and any amount less than fifty (50) yen shall be disregarded.	The Acquisition Price After Adjustment shall be calculated to the first decimal place (i.e. *zero point one (0.1) yen*). Any amount equal to or more than zero point five (0.5) yen shall be rounded up to the nearest one (1) yen and any amount less than zero point five (0.5) yen shall be disregarded.

Existing Terms and Conditions	Proposed Amendments
(i) In the event that the Common Stock is issued or transferred by the Company at a price less than the Current Market Price that would be used in the Acquisition Price Adjustment Formula (excluding the delivery of shares of Common Stock due to the exercise of Share Acquisition Rights or the exercise of a right to request acquisition or the occurrence of any of the events set out in the provisions for acquisition with respect to Convertible Securities), the Acquisition Price shall be adjusted to bethe Acquisition Price After Adjustment computed in accordance with the Acquisition Price Adjustment Formula in Section 16(2)(C)(a) I., and such Acquisition Price After Adjustment will become effective, where the rights to an allocation of such Common Stock are granted to shareholders with a specified Record Date, as of the date immediately following such Record Date, or, in all other cases, as of the date immediately following the payment date of such Common Stock. (ii) In the event that Common Stock is issued or transferred by way of stock split or free of charge allotment, the Acquisition Price shall be adjusted to bethe Acquisition Price After Adjustment computed in accordance with the Acquisition Price Adjustment Formula in Section 16(2)(C)(a) I., and such Acquisition Price After Adjustment will become effective as of the date immediately following the Record Date specified for the stock split or free of charge allotment (or, in the case that no Record Date is specified for a free of charge allotment, as of the date immediately following the effective date thereof). However, if the Board of Directors resolves that the issue or transfer of Common Stock by way of stock split or free of charge allotment shall be effected, subject to a reduction of the amount of surplus and increase in capital, by such increase and the Record Date specified for the stock split or free of charge allotment (or, in the case that no Record Date is specified for a free of charge allotment, the effective date thereof) falls prior to the date of the general meeting of shareholders at which the relevant increase in capital is to be approved, such Acquisition Price After Adjustment will become effective as of the date immediately following the date on which the relevant general meeting of shareholders approving such increase in capital is concluded.	(i) In the event that the Common Stock is issued or transferred by the Company at a price less than the Current Market Price that would be used in the Acquisition Price Adjustment Formula (excluding the delivery of shares of Common Stock due to the exercise of Share Acquisition Rights or the exercise of a right to request acquisition or the occurrence of any of the events set out in the provisions for acquisition with respect to Convertible Securities), the Acquisition Price shall be adjusted to bethe Acquisition Price After Adjustment computed in accordance with the Acquisition Price Adjustment Formula in Section 16(2)(C)(a) I., and such Acquisition Price After Adjustment will become effective, where the rights to an allocation of such Common Stock are granted to shareholders with a specified Record Date, as of the date immediately following such Record Date, or, in all other cases, as of the date immediately following the payment date of such Common Stock. (ii) In the event that Common Stock is issued or transferred by way of stock split or free of charge allotment, the Acquisition Price shall be adjusted to bethe Acquisition Price After Adjustment computed in accordance with the Acquisition Price Adjustment Formula in Section 16(2)(C)(a) I., and such Acquisition Price After Adjustment will become effective as of the date immediately following the Record Date specified for the stock split or free of charge allotment (or, in the case that no Record Date is specified for a free of charge allotment, as of the date immediately following the effective date thereof). However, if the Board of Directors resolves that the issue or transfer of Common Stock by way of stock split or free of charge allotment shall be effected, subject to a reduction of the amount of surplus and increase in capital, by such increase and the Record Date specified for the stock split or free of charge allotment (or, in the case that no Record Date is specified for a free of charge allotment, the effective date thereof) falls prior to the date of the general meeting of shareholders at which the relevant increase in capital is to be approved, such Acquisition Price After Adjustment will become effective as of the date immediately following the date on which the relevant general meeting of shareholders approving such increase in capital is concluded.

Existing Terms and Conditions	Proposed Amendments
(iii) In the event that the Company issues securities with rights to request the acquisition of such securities by the Company or with provisions entitling the Company to acquire such securities in exchange for Common Stock (excluding any other series of Each Series Preferred Stock to be issued at the same time of issuance of this series of Each Series Preferred Stock; hereinafter referred to as the "Convertible Securities") or rights to request the delivery of the Common Stock by the Company (including share acquisition rights incorporated in bonds issued by the Company; the "Share Acquisition Rights") at a price less than the Current Market Price that would be used in the Acquisition Price Adjustment Formula, the Acquisition Price shall be adjusted to be the Acquisition Price After Adjustment computed in accordance with the Acquisition Price Adjustment Formula in Section 16(2)(C)(a) I, and such Acquisition Price After Adjustment will become effective, where the right to receive an allotment of the Convertible Securities or Share Acquisition Rights are granted to shareholders with specified Record Date, as of the date immediately following such Record Date, or, in all other cases, as of the date immediately following the payment date of such Convertible Securities or the allotment date of such Share Acquisition Rights (or, in the case of a free of charge allotment of Share Acquisition Rights, as of the date immediately following the Record Date therefor if specified, or the effective date thereof if no Record Date is specified). In the case of issuance of such Convertible Securities or Share Acquisition Rights, the Acquisition Price After Adjustment shall be calculated on the assumption that the total number of the issued Convertible Securities are acquired in exchange for the delivery of the Common Stock or all the issued Share Acquisition Rights are exercised on the date immediately preceding the date on which the Acquisition Price After Adjustment becomes effective. However, in the case that the acquisition price of such issued Convertible Securities or the exercise price of such issued Share Acquisition Rights is not fixed as of the payment date of such Convertible Securities or the allotment date of such Share Acquisition Rights (or, in the case of a free of charge allotment of Share Acquisition Rights,	(iii) In the event that the Company issues securities with rights to request the acquisition of such securities by the Company or with provisions entitling the Company to acquire such securities in exchange for Common Stock (excluding any other series of Each Series Preferred Stock to be issued at the same time of issuance of this series of Each Series Preferred Stock; hereinafter referred to as the "Convertible Securities") or rights to request the delivery of the Common Stock by the Company (including share acquisition rights incorporated in bonds issued by the Company; the "Share Acquisition Rights") at a price less than the Current Market Price that would be used in the Acquisition Price Adjustment Formula, the Acquisition Price shall be adjusted to be the Acquisition Price After Adjustment computed in accordance with the Acquisition Price Adjustment Formula in Section 16(2)(C)(a) I, and such Acquisition Price After Adjustment will become effective, where the right to receive an allotment of the Convertible Securities or Share Acquisition Rights are granted to shareholders with specified Record Date, as of the date immediately following such Record Date, or, in all other cases, as of the date immediately following the payment date of such Convertible Securities or the allotment date of such Share Acquisition Rights (or, in the case of a free of charge allotment of Share Acquisition Rights, as of the date immediately following the Record Date therefor if specified, or the effective date thereof if no Record Date is specified). In the case of issuance of such Convertible Securities or Share Acquisition Rights, the Acquisition Price After Adjustment shall be calculated on the assumption that the total number of the issued Convertible Securities are acquired in exchange for the delivery of the Common Stock or all the issued Share Acquisition Rights are exercised on the date immediately preceding the date on which the Acquisition Price After Adjustment becomes effective. However, in the case that the acquisition price of such issued Convertible Securities or the exercise price of such issued Share Acquisition Rights is not fixed as of the payment date of such Convertible Securities or the allotment date of such Share Acquisition Rights (or, in the case of a free of charge allotment of Share Acquisition Rights,

Existing Terms and Conditions	Proposed Amendments
the Record Date therefor if specified, or the effective date thereof if no Record Date is specified), and such issued Convertible Securities or Share Acquisition Rights do not have a fixed lowest initial acquisition price or exercise price per share, then such Acquisition Price After Adjustment will become effective as of the date immediately following the date on which the acquisition price of such issued Convertible Securities or the exercise price of such issued Share Acquisition Rights is fixed. In case that the acquisition price of such issued Convertible Securities or the exercise price of such issued Share Acquisition Rights is not fixed as of the payment date of such Convertible Securities or the allotment date of such Share Acquisition Rights (or, in the case of a free of charge allotment of Share Acquisition Rights, the Record Date therefor if specified, or the effective date thereof if no Record Date is specified), and such issued Convertible Securities or Share Acquisition Rights have a fixed lowest initial acquisition price or exercise price per share, then such Acquisition Price After Adjustment will become effective, where the right to receive an allotment of the Convertible Securities or Share Acquisition Rights are granted to shareholders, as of the date immediately following the Record Date specified for such allotment, or, in all other cases, as of the date immediately following the payment date of such Convertible Securities or the allotment date of such Share Acquisition Rights (or, in the case of a free of charge allotment of Share Acquisition Rights, as of the date immediately following the Record Date if specified, or the effective date thereof if no Record Date is specified) and such Convertible Securities or Share Acquisition Rights will be deemed to be delivered in exchange for the maximum number of shares of Common Stock deliverable upon such exercise of the right to request acquisition or the occurrence of any of the events set out in the provisions for acquisition, or the exercise of the Share Acquisition Rights at the lowest initial acquisition price or exercise price per share (without taking into account any anti-dilution adjustments). If there is a subsequent change in the maximum number of shares of Common Stock deliverable, or in the minimum acquisition price or exercise price, upon exercise of the right to request the	the Record Date therefor if specified, or the effective date thereof if no Record Date is specified), and such issued Convertible Securities or Share Acquisition Rights do not have a fixed lowest initial acquisition price or exercise price per share, then such Acquisition Price After Adjustment will become effective as of the date immediately following the date on which the acquisition price of such issued Convertible Securities or the exercise price of such issued Share Acquisition Rights is fixed. In case that the acquisition price of such issued Convertible Securities or the exercise price of such issued Share Acquisition Rights is not fixed as of the payment date of such Convertible Securities or the allotment date of such Share Acquisition Rights (or, in the case of a free of charge allotment of Share Acquisition Rights, the Record Date therefor if specified, or the effective date thereof if no Record Date is specified), and such issued Convertible Securities or Share Acquisition Rights have a fixed lowest initial acquisition price or exercise price per share, then such Acquisition Price After Adjustment will become effective, where the right to receive an allotment of the Convertible Securities or Share Acquisition Rights are granted to shareholders, as of the date immediately following the Record Date specified for such allotment, or, in all other cases, as of the date immediately following the payment date of such Convertible Securities or the allotment date of such Share Acquisition Rights (or, in the case of a free of charge allotment of Share Acquisition Rights, as of the date immediately following the Record Date if specified, or the effective date thereof if no Record Date is specified) and such Convertible Securities or Share Acquisition Rights will be deemed to be delivered in exchange for the maximum number of shares of Common Stock deliverable upon such exercise of the right to request acquisition or the occurrence of any of the events set out in the provisions for acquisition, or the exercise of the Share Acquisition Rights at the lowest initial acquisition price or exercise price per share (without taking into account any anti-dilution adjustments). If there is a subsequent change in the maximum number of shares of Common Stock deliverable, or in the minimum acquisition price or exercise price, upon exercise of the right to request the

Existing Terms and Conditions	Proposed Amendments
acquisition or the occurrence of any of the events set out in the provisions for acquisition with respect to such Convertible Securities, or exercise of the Share Acquisition Rights, including but not limited to, a change resulting from the anti-dilution provisions thereof, then immediately prior to the exercise of the right to request acquisition with respect to Each Series Preferred Stock, the Acquisition Price After Adjustment shall be recomputed to reflect such changes (provided, however, that no resulting increase in the Acquisition Price After Adjustment may be made unless there was a previous decrease in the Acquisition Price After Adjustment as a result of the issuance or deemed issuance of those Convertible Securities or Share Acquisition Rights due to adjustments or recomputations as provided for in this (iii) and, in the case where any previous decrease exists, no resulting increase in the Acquisition Price After Adjustment may exceed the amount of any such decrease), but no further recomputations shall be made for the actual delivery of Common Stock or any payment of consideration upon exercise of the right to request acquisition or the occurrence of any of the events set out in the provisions for acquisition of such Convertible Securities, or the exercise of the Share Acquisition Rights. If there is a subsequent expiration of any rights to request acquisition or any of the events set out in the provisions for acquisition with respect to such Convertible Securities, or any Share Acquisition Rights, then immediately prior to the exercise of the right to request acquisition with respect to Each Series Preferred Stock, the Acquisition Price After Adjustment shall be recomputed to reflect the delivery of only the number of shares of Common Stock actually delivered upon exercise of the right to request acquisition or the occurrence of any of the events set out in the provisions for acquisition with respect to such Convertible Securities, or the exercise of the Share Acquisition Rights. All Convertible Securities and Share Acquisition Rights that are outstanding at the time of issuance of Each Series Preferred Stock shall be deemed to have been issued on the date immediately following the issue date of Each Series Preferred Stock.	acquisition or the occurrence of any of the events set out in the provisions for acquisition with respect to such Convertible Securities, or exercise of the Share Acquisition Rights, including but not limited to, a change resulting from the anti-dilution provisions thereof, then immediately prior to the exercise of the right to request acquisition with respect to Each Series Preferred Stock, the Acquisition Price After Adjustment shall be recomputed to reflect such changes (provided, however, that no resulting increase in the Acquisition Price After Adjustment may be made unless there was a previous decrease in the Acquisition Price After Adjustment as a result of the issuance or deemed issuance of those Convertible Securities or Share Acquisition Rights due to adjustments or recomputations as provided for in this (iii) and, in the case where any previous decrease exists, no resulting increase in the Acquisition Price After Adjustment may exceed the amount of any such decrease), but no further recomputations shall be made for the actual delivery of Common Stock or any payment of consideration upon exercise of the right to request acquisition or the occurrence of any of the events set out in the provisions for acquisition of such Convertible Securities, or the exercise of the Share Acquisition Rights. If there is a subsequent expiration of any rights to request acquisition or any of the events set out in the provisions for acquisition with respect to such Convertible Securities, or any Share Acquisition Rights, then immediately prior to the exercise of the right to request acquisition with respect to Each Series Preferred Stock, the Acquisition Price After Adjustment shall be recomputed to reflect the delivery of only the number of shares of Common Stock actually delivered upon exercise of the right to request acquisition or the occurrence of any of the events set out in the provisions for acquisition with respect to such Convertible Securities, or the exercise of the Share Acquisition Rights. All Convertible Securities and Share Acquisition Rights that are outstanding at the time of issuance of Each Series Preferred Stock shall be deemed to have been issued on the date immediately following the issue date of Each Series Preferred Stock.

Existing Terms and Conditions	Proposed Amendments
(iv) In the event that the Company pays an Extraordinary Cash Dividend or makes a distribution to all holders of Common Stock of evidence of its indebtedness or assets (other than cash dividends of surplus excluding Extraordinary Cash Dividends), the then applicable Acquisition Price shall be adjusted to be the Acquisition Price After Adjustment computed in accordance with the formula in Section 16(2)(C)(a) II. Such adjustment shall be made whenever any such Extraordinary Cash Dividends or distribution is made and the Acquisition Price After Adjustment shall become effective, in the case of Extraordinary Cash Dividends, as of the date immediately following the last day of the relevant Annual Fiscal Period (as defined below), or, in the case of the right to receive a distribution, as of the Record Date specified for the determination of shareholders entitled to receive such distribution. "Extraordinary Cash Dividend" means the amount by which the Percentage Dividend Yield (as defined below) based on the aggregate amount of cash dividends of surplus declared by the Company the Record Date of which falls during the relevant Annual Fiscal Period exceeds the sum of (i) five per cent. plus (ii) the average of the Percentage Dividend Yields based on each aggregate amount of the cash dividends of surplus the Record Date of which falls during each of the three immediately preceding Annual Fiscal Periods; "Annual Fiscal Period" means a period commencing on 1st April and ending on the succeeding 31st March; provided that if the Company shall change its fiscal year so as to end on a date other than 31st March, Annual Fiscal Period shall be deemed to be amended *mutatis mutandis*; "Percentage Dividend Yield" means the percentage figure derived from the following formula: $\frac{D}{P} \times 100\%$	(iv) In the event that the Company pays an Extraordinary Cash Dividend or makes a distribution to all holders of Common Stock of evidence of its indebtedness or assets (other than cash dividends of surplus excluding Extraordinary Cash Dividends), the then applicable Acquisition Price shall be adjusted to be the Acquisition Price After Adjustment computed in accordance with the formula in Section 16(2)(C)(a) II. Such adjustment shall be made whenever any such Extraordinary Cash Dividends or distribution is made and the Acquisition Price After Adjustment shall become effective, in the case of Extraordinary Cash Dividends, as of the date immediately following the last day of the relevant Annual Fiscal Period (as defined below), or, in the case of the right to receive a distribution, as of the Record Date specified for the determination of shareholders entitled to receive such distribution. "Extraordinary Cash Dividend" means the amount by which the Percentage Dividend Yield (as defined below) based on the aggregate amount of cash dividends of surplus declared by the Company the Record Date of which falls during the relevant Annual Fiscal Period exceeds the sum of (i) five per cent. plus (ii) the average of the Percentage Dividend Yields based on each aggregate amount of the cash dividends of surplus the Record Date of which falls during each of the three immediately preceding Annual Fiscal Periods; "Annual Fiscal Period" means a period commencing on 1st April and ending on the succeeding 31st March; provided that if the Company shall change its fiscal year so as to end on a date other than 31st March, Annual Fiscal Period shall be deemed to be amended *mutatis mutandis*; "Percentage Dividend Yield" means the percentage figure derived from the following formula: $\frac{D}{P} \times 100\%$

Existing Terms and Conditions	Proposed Amendments
where: "D" equals the aggregate amount of cash dividends of surplus declared by the Company on each share of Common Stock, the Record Date of which falls during the relevant fiscal year; and "P" equals the average of the closing price of the Common Stock on the Tokyo Stock Exchange Co., Ltd. for each trading day (excluding the dates on which the closing price is not available) in the applicable Annual Fiscal Period. (v) In the event that the Company acquires any Common Stock at a price per share greater than the Current Market Price per share of Common Stock on the date of such acquisition (the "Acquisition Date") (excluding an event where the Company acquires Common Stock in the open market or otherwise according to the Company Law and where the Company redeems or otherwise acquires Common Stock relating to a claim for the purchase of fractional shares (*hakabu kaitori seikyu*)), or any Convertible Securities or any other securities with the right to receive delivery of Common Stock for a consideration per share of Common Stock greater than the Current Market Price per share of Common Stock on the Acquisition Date, the then applicable Acquisition Price shall be adjusted to the Acquisition Price After Adjustment computed in accordance with the formula in Section 16(2)(C)(a) III., and such adjustment shall be made whenever Common Stock or such securities are redeemed or otherwise acquired by the Company, and the Acquisition Price After Adjustment shall become effective as of the date immediately following the Acquisition Date.	where: "D" equals the aggregate amount of cash dividends of surplus declared by the Company on each share of Common Stock, the Record Date of which falls during the relevant fiscal year; and "P" equals the average of the closing price of the Common Stock on the Tokyo Stock Exchange Co., Ltd. for each trading day (excluding the dates on which the closing price is not available) in the applicable Annual Fiscal Period. (v) In the event that the Company acquires any Common Stock at a price per share greater than the Current Market Price per share of Common Stock on the date of such acquisition (the "Acquisition Date") (excluding an event where the Company acquires Common Stock in the open market or otherwise according to the Company Law and where the Company redeems or otherwise acquires Common Stock relating to a claim for the purchase of shares less than one unit (*tangen-miman-kabushiki kaitori seikyu*)), or any Convertible Securities or any other securities with the right to receive delivery of Common Stock for a consideration per share of Common Stock greater than the Current Market Price per share of Common Stock on the Acquisition Date, the then applicable Acquisition Price shall be adjusted to the Acquisition Price After Adjustment computed in accordance with the formula in Section 16(2)(C)(a) III., and such adjustment shall be made whenever Common Stock or such securities are redeemed or otherwise acquired by the Company, and the Acquisition Price After Adjustment shall become effective as of the date immediately following the Acquisition Date.

Existing Terms and Conditions	Proposed Amendments
(b) If an adjustment of the Acquisition Price is required by any share exchange (*kabushiki kokan*), share transfer (*kabushiki iten*), corporate split-up (*kaisha bunkatsu*), merger, decrease in capital, consolidation of Common Stock or any other dilution event not covered in (a) above, such Acquisition Price will be adjusted to be the price which the Board of Directors determines to be appropriate in accordance with (a) above. The Board of Directors shall make such determination of the adjustment in good faith and in a reasonable manner.	(b) If an adjustment of the Acquisition Price is required by any share exchange (*kabushiki kokan*), share transfer (*kabushiki iten*), corporate split-up (*kaisha bunkatsu*), merger, decrease in capital, consolidation of Common Stock or any other dilution event not covered in (a) above, such Acquisition Price will be adjusted to be the price which the Board of Directors determines to be appropriate in accordance with (a) above. The Board of Directors shall make such determination of the adjustment in good faith and in a reasonable manner.
(c) The "Current Market Price" used in the Acquisition Price Adjustment Formula shall be the average of the closing price (including the closing bid or offered price) (regular way) of the Common Stock on the Tokyo Stock Exchange Co., Ltd. on each of the thirty (30) consecutive trading days (excluding any day on which the closing price is not available) commencing on the forty-fifth (45th) trading day preceding the date on which the Acquisition Price After Adjustment becomes effective, or in the case referred to in the proviso contained in (a) (ii) above, the Record Date specified for a stock split or free of charge allotment (or, in case that no Record Date is specified for a free of charge allotment, the effective date thereof). The average of the closing price shall be calculated to the digit two places to the left of the decimal (i.e. *ten (10) yen*). Any amount equal to or more than fifty (50) yen shall be rounded up to the nearest one hundred (100) yen and any amount less than fifty (50) yen shall be disregarded. If any event that requires adjustment of the Acquisition Price occurs in accordance with (a) above from the forty-fifth (45th) trading day preceding the date on which the Acquisition Price After Adjustment becomes effective to such date on which the Acquisition Price After Adjustment becomes effective, the Acquisition Price After Adjustment will be subject to adjustment in accordance with (a) above.	(c) The "Current Market Price" used in the Acquisition Price Adjustment Formula shall be the average of the closing price (including the closing bid or offered price. The closing price on the trading day prior to the day immediately preceding the date of implementation of the Stock Settlement Streamlining Law shall be one hundredth of such closing price.) (regular way) of the Common Stock on the Tokyo Stock Exchange Co., Ltd. on each of the thirty (30) consecutive trading days (excluding any day on which the closing price is not available) commencing on the forty-fifth (45th) trading day preceding the date on which the Acquisition Price After Adjustment becomes effective, or in the case referred to in the proviso contained in (a) (ii) above, the Record Date specified for a stock split or free of charge allotment (or, in case that no Record Date is specified for a free of charge allotment, the effective date thereof). The average of the closing price shall be calculated to the first decimal place (i.e. *zero point one (0.1) yen*). Any amount equal to or more than zero point five (0.5) yen shall be rounded up to the nearest one (1) yen and any amount less than zero point five (0.5) yen shall be disregarded. If any event that requires adjustment of the Acquisition Price occurs in accordance with (a) above from the forty-fifth (45th) trading day preceding the date on which the Acquisition Price After Adjustment becomes effective to such date on which the Acquisition Price After Adjustment becomes effective, the Acquisition Price After Adjustment will be subject to adjustment in accordance with (a) above.

Existing Terms and Conditions	Proposed Amendments
(d) The "Acquisition Price Before Adjustment" used in the Acquisition Price Adjustment Formula shall be the Acquisition Price in effect on the date immediately preceding the date on which the Acquisition Price After Adjustment becomes effective. (e) The "Number of shares of issued Common Stock" used in the Acquisition Price Adjustment Formula shall be, where the Record Date is specified for the determination of shareholders entitled thereto, the number of shares of Common Stock issued and outstanding on such Record Date, or if no such Record Date is specified, the number of shares of Common Stock issued and outstanding on the same date of the month before the date on which the Acquisition Price After Adjustment becomes effective (excluding the number of shares of the Common Stock owned by the Company). The Board of Directors shall make such determination of the adjustment in good faith and in a reasonable manner. (f) The "the amount to be paid per share of Common Stock" used in the Acquisition Price Adjustment Formula shall be, in the case of (a)(i), such amount to be paid (if the payment is made in kind, the fair market value of such payment as evaluated by an independent third party (such as a securities company or bank) which the Board of Directors determines to be appropriate), in the case of (a)(ii), zero yen, and in the case of (a)(iii), such Acquisition Price per share of Common Stock or the sum of the amount per share of Common Stock of the issue price of the Share Acquisition Rights and the amount to be paid upon exercise, respectively. (g) For the purpose of this section "C. Adjustment of Acquisition Price" (except for (c) above), the "Common Stock" shall include the Common Stock and any other stock (i) that has no preference for dividends of surplus or liquidation and (ii) that is not redeemable.	(d) The "Acquisition Price Before Adjustment" used in the Acquisition Price Adjustment Formula shall be the Acquisition Price in effect on the date immediately preceding the date on which the Acquisition Price After Adjustment becomes effective. (e) The "Number of shares of issued Common Stock" used in the Acquisition Price Adjustment Formula shall be, where the Record Date is specified for the determination of shareholders entitled thereto, the number of shares of Common Stock issued and outstanding on such Record Date, or if no such Record Date is specified, the number of shares of Common Stock issued and outstanding on the same date of the month before the date on which the Acquisition Price After Adjustment becomes effective (excluding the number of shares of the Common Stock owned by the Company). The Board of Directors shall make such determination of the adjustment in good faith and in a reasonable manner. (f) The "the amount to be paid per share of Common Stock" used in the Acquisition Price Adjustment Formula shall be, in the case of (a)(i), such amount to be paid (if the payment is made in kind, the fair market value of such payment as evaluated by an independent third party (such as a securities company or bank) which the Board of Directors determines to be appropriate), in the case of (a)(ii), zero yen, and in the case of (a)(iii), such Acquisition Price per share of Common Stock or the sum of the amount per share of Common Stock of the issue price of the Share Acquisition Rights and the amount to be paid upon exercise, respectively. (g) For the purpose of this section "C. Adjustment of Acquisition Price" (except for (c) above), the "Common Stock" shall include the Common Stock and any other stock (i) that has no preference for dividends of surplus or liquidation and (ii) that is not redeemable.

Existing Terms and Conditions	Proposed Amendments
D. In case the Acquisition Price is adjusted in accordance with section "C. Adjustment of Acquisition Price" above, the Acquisition Floor Price shall be adjusted in the same way, subject to replacing the "Acquisition Price" with the "Acquisition Floor Price" in the Acquisition Price Adjustment Formula. In case that the Acquisition Price is adjusted in accordance with (b) of section "C. Adjustment of Acquisition Price" above, the Acquisition Floor Price shall also be revised to the price which the Board of Directors determines to be appropriate. The Board of Directors shall make such determination in good faith and in a reasonable manner. Any adjustment to the Acquisition Floor Price shall take effect simultaneously with the adjustment to the Acquisition Price under (b) of section "C. Adjustment of Acquisition Price" above. E. Method of calculating the number of Common Stock to be delivered in exchange for the acquisition of Each Series Preferred Stock: The number of Shares of Common Stock of the Company to be delivered in exchange for acquisition of Each Series Preferred Stock shall be determined in accordance with the following formula: $\text{Number of shares of Common Stock to be delivered in exchange for the acquisition of Each Series Preferred Stock} = \frac{\text{Aggregate amount to be paid for Each Series Preferred Stock presented by holders of Each Series Preferred Stock for the acquisition}}{\text{Acquisition Price}}$ Any fraction of less than one share resulting from the calculation of the number of shares of Common Stock to be delivered in exchange for the acquisition of Each Series Preferred Stock shall be dealt with in the manner as provided for in Paragraph 3 of Article 167 of the Company Law. For the purposes of clarity, according to Section 16 (2)(E), no more than one fraction of a share of Common Stock shall result from a single request for acquisition by a holder of any number of shares of Each Series Preferred Stock.	D. In case the Acquisition Price is adjusted in accordance with section "C. Adjustment of Acquisition Price" above, the Acquisition Floor Price shall be adjusted in the same way, subject to replacing the "Acquisition Price" with the "Acquisition Floor Price" in the Acquisition Price Adjustment Formula. In case that the Acquisition Price is adjusted in accordance with (b) of section "C. Adjustment of Acquisition Price" above, the Acquisition Floor Price shall also be revised to the price which the Board of Directors determines to be appropriate. The Board of Directors shall make such determination in good faith and in a reasonable manner. Any adjustment to the Acquisition Floor Price shall take effect simultaneously with the adjustment to the Acquisition Price under (b) of section "C. Adjustment of Acquisition Price" above. E. Method of calculating the number of Common Stock to be delivered in exchange for the acquisition of Each Series Preferred Stock: The number of Shares of Common Stock of the Company to be delivered in exchange for acquisition of Each Series Preferred Stock shall be determined in accordance with the following formula: $\text{Number of shares of Common Stock to be delivered in exchange for the acquisition of Each Series Preferred Stock} = \frac{\text{Aggregate amount to be paid for Each Series Preferred Stock presented by holders of Each Series Preferred Stock for the acquisition}}{\text{Acquisition Price}}$ Any fraction of less than one share resulting from the calculation of the number of shares of Common Stock to be delivered in exchange for the acquisition of Each Series Preferred Stock shall be dealt with in the manner as provided for in Paragraph 3 of Article 167 of the Company Law. With respect to any shares less than one unit delivered in exchange for the acquisition of Each Series Preferred Stock, a holder shall be deemed to have submitted a claim for the purchase of shares less than one unit, and the Company shall pay a monetary consideration in cash to such holder. For the purposes of clarity, according to Section 16 (2)(E), no more than one fraction of a unit of Common Stock shall result from a single request for acquisition by a holder of any number of shares of Each Series Preferred Stock.

Existing Terms and Conditions	Proposed Amendments
F. Shares to be delivered in exchange for the acquisition of Each Series Preferred Stock: Common Stock of Sumitomo Mitsui Financial Group, Inc. G. Place of Acceptance of Request for Acquisition: The Sumitomo Trust and Banking Company, Limited Stock Transfer Agency Department 4-4, Marunouchi 1-chome, Chiyoda-ku, Tokyo H. Effectiveness of a Request for Acquisition : Any request for acquisition shall become effective on the date when a written request for acquisition and the relevant share certificates of Each Series Preferred Stock arrive at the place of acceptance of request for acquisition set forth in section "G. Place of Acceptance of Request for Acquisition" above.	F. Shares to be delivered in exchange for the acquisition of Each Series Preferred Stock: Common Stock of Sumitomo Mitsui Financial Group, Inc. G. Place of Acceptance of Request for Acquisition: The Sumitomo Trust and Banking Company, Limited Stock Transfer Agency Department 4-4, Marunouchi 1-chome, Chiyoda-ku, Tokyo H. Effectiveness of a Request for Acquisition : Any request for acquisition shall become effective on the date when a written request for acquisition and the relevant share certificates of Each Series Preferred Stock arrive at the place of acceptance of request for acquisition set forth in section "G. Place of Acceptance of Request for Acquisition" above.

Existing Terms and Conditions	Proposed Amendments
(3) Mandatory Acquisition: The Company shall acquire Each Series Preferred Stock which is not requested for acquisition during the Acquisition Period on the date immediately following the last day of such period (the "Mandatory Acquisition Date"), in exchange for the number of shares of Common Stock obtained by dividing the amount to be paid per share of such Each Series Preferred Stock by the average of the closing price (including the closing bid or offered price) (regular way) of the Common Stock on the Tokyo Stock Exchange Co., Ltd. on each of the thirty (30) consecutive trading days (excluding any day on which the closing price is not available) commencing on the forty-fifth (45th) trading day preceding the Mandatory Acquisition Date. The average of the closing price shall be calculated to the digit two places to the left of the decimal (i.e. *ten (10) yen*). Any amount equal to or more than fifty (50) yen shall be rounded up to the nearest one hundred (100) yen and any amount less than fifty (50) yen shall be disregarded; provided, however, that if such average of the closing price is less than five hundred thousand (500,000) yen, such Each Series Preferred Stock shall be acquired in exchange for the number of shares of Common Stock obtained by dividing the amount to be paid per share of such Each Series Preferred Stock by five hundred thousand (500,000) yen. In the calculation of the number of shares of such Common Stock, any fraction of less than one share shall be dealt with in the manner as provided for in Article 234 of the Company Law.	(3) Mandatory Acquisition: The Company shall acquire Each Series Preferred Stock which is not requested for acquisition during the Acquisition Period on the date immediately following the last day of such period (the "Mandatory Acquisition Date"), in exchange for the number of shares of Common Stock obtained by dividing the amount to be paid per share of such Each Series Preferred Stock by the average of the closing price (including the closing bid or offered price) (regular way) of the Common Stock on the Tokyo Stock Exchange Co., Ltd. on each of the thirty (30) consecutive trading days (excluding any day on which the closing price is not available) commencing on the forty-fifth (45th) trading day preceding the Mandatory Acquisition Date. The average of the closing price shall be calculated to the first decimal place (i.e. *zero point one (0.1) yen*). Any amount equal to or more than zero point five (0.5) yen shall be rounded up to the nearest one (1) yen and any amount less than zero point five (0.5) yen shall be disregarded; provided, however, that if such average of the closing price is less than five thousand (5,000) yen, such Each Series Preferred Stock shall be acquired in exchange for the number of shares of Common Stock obtained by dividing the amount to be paid per share of such Each Series Preferred Stock by five thousand (5,000) yen. In the calculation of the number of shares of such Common Stock, any fraction of less than one share shall be dealt with in the manner as provided for in Article 234 of the Company Law.
(Newly established)	(Supplementary Provisions) 1. Provisions of each section after amendments shall become effective on the day immediately preceding the date of implementation of the Stock Settlement Streamlining Law.
(Newly established)	2. Section "C. Adjustment of Acquisition Price" shall not be applied to the split of Common Stock which is effective on the day immediately preceding the date of implementation of the Stock Settlement Streamlining Law.

平成 20 年 5 月 16 日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

株式の分割及び単元株制度の採用並びに定款等の一部変更に関するお知らせ

当社は、本日開催の取締役会において、平成 21 年 1 月に予定されている株券電子化に伴い、端株をご所有の皆さまのご便宜をお図りしつつ端株の整理を行うため、株主総会及び各種類株式に係る種類株主総会における定款等の一部変更案の承認を条件として、株式の分割の実施及び単元株制度の採用を決議いたしましたので、以下のとおりお知らせいたします。

また、平成 20 年 6 月 27 日開催予定の第 6 期定時株主総会及び各種類株式に係る種類株主総会に、所要の定款等の一部変更について付議することを決議いたしましたので、併せて、お知らせいたします。

１．趣旨

平成 21 年 1 月に予定されている「株式等の取引に係る決済の合理化を図るための社債等の振替に関する法律等の一部を改正する法律」（平成 16 年法律第 88 号。以下、「決済合理化法」という）の施行による株券電子化に伴い、この制度の取扱対象外とされている端株の整理を行うため、平成 20 年 6 月 27 日開催予定の第 6 期定時株主総会及び各種類株式に係る種類株主総会における定款等の一部変更案（後記４．）の承認を条件として、普通株式を分割するとともに単元株制度を採用いたします。
なお、この株式の分割及び単元株制度の採用に伴う投資単位の実質的な変更はございません。

２．株式の分割

(1) 株式の分割の概要

①分割の方法

「決済合理化法」の施行日の前々日を基準日として、同日の最終の普通株式の株主名簿（実質株主名簿を含む）に記載または記録された株主（同日の最終の普通株式の端株原簿に記載または記録された端株主を含む）の所有する普通株式を、1 株につき 100 株の割合をもって分割いたします。
なお、各種優先株式につきましては、株式の分割を行いません。

②分割により増加する普通株式の株式数

株式の分割前の発行済株式数	7,890,804.77 株
株式の分割により増加する株式数	781,189,672.23 株
株式の分割後の発行済株式数	789,080,477 株
株式の分割後の発行可能種類株式総数	1,500,000,000 株

※各種優先株式の発行済株式数及び発行可能種類株式総数には増減はありません。

(2) 株式の分割の日程

・基　準　日　　　　「決済合理化法」の施行日の前々日

・効力発生日　　　　「決済合理化法」の施行日の前日

※「決済合理化法」の施行日を実務界で実施目標日としている平成21年1月5日(月)と仮定すると、基準日は平成21年1月3日（土)、効力発生日は平成21年1月4日（日）となります。

なお、この場合、当社株式は平成20年12月25日（木）から平成20年12月30日（火）まで、東京証券取引所、大阪証券取引所及び名古屋証券取引所において、売買停止となります。

3．単元株制度の採用

(1) 新設する単元株式の数

「2．株式の分割」の効力発生を条件として、「決済合理化法」の施行日の前日をもって単元株制度を採用し、普通株式の単元株式数を100株とします。

(2) 新設の日程

・効力発生日　　　　「決済合理化法」の施行日の前日

4．定款等の一部変更

(1) 定款等の変更の目的

①定款変更の目的

「2．株式の分割」及び「3．単元株制度の採用」のために、定款を変更しようとするものであります。

なお、主な変更の理由は、次のとおりであります。

・普通株式の分割の割合を勘案して、当社の発行可能株式総数等を増加させるため、現行定款第6条を変更するものであります。

・普通株式の分割と同時に単元株制度を導入し、普通株式の単元株式数を100株とするため、第9条を新設するものであります。

・単元株制度の導入に伴い、単元未満株式についての権利等を定めるため、第10条及び第11条を新設するものであります。

・単元株制度の導入に伴い、端株に関する定めを削除するため、現行定款第9条を削除し、現行定款第11条、第12条、第42条及び第43条を変更するものであります。

・株券電子化に伴い、実質株主に関する定めを削除するため、現行定款第10条を変更するものであります。

・普通株式の分割に伴い、優先株式の一斉取得において交付する普通株式の数の算出方法を調整するため、現行定款第20条を変更するものであります。

・変更後の第12条を除く各条の効力発生日を決済合理化法の施行日の前日とするため、附則第1条を新設するものであります。

・変更後の第12条の効力発生日を決済合理化法の施行日とするため、附則第2条を新設するものであります。

・その他全般にわたり、関係条文を整備するなど、所要の変更を行うものであります。

②第四種優先株式発行要項変更の目的

上記の定款変更に伴い、所要の変更を行うものであります。

(2) 定款等の変更の内容

定款等の変更の内容は別紙1及び別紙2のとおりであります。

(3) 日程

①変更のための株主総会開催日	平成20年6月27日（予定）
②定款変更の効力発生日	定款変更案附則第1条及び第2条に記載のとおり
③第四種優先株式発行要項変更の効力発生日	決済合理化法の施行日の前日

以　上

【本件に関するお問い合わせ先】

広報部　TEL：03 - 5512 - 2676

別紙１

株式会社三井住友フィナンシャルグループ　現行定款・変更案対照表

（下線は変更部分）

現　行　定　款	変　更　案
（発行可能株式総数等） 第６条　当会社の発行可能株式総数は、15,684,101株とする。 ②当会社の発行可能種類株式総数は、普通株式が15,000,000株、第四種優先株式が50,100株、第五種優先株式が167,000株、第六種優先株式が70,001株、第七種優先株式が167,000株、第八種優先株式が115,000株、第九種優先株式が115,000株とする。	（発行可能株式総数等） 第６条　当会社の発行可能株式総数は、1,500,684,101株とする。 ②当会社の発行可能種類株式総数は、普通株式が1,500,000,000株、第四種優先株式が50,100株、第五種優先株式が167,000株、第六種優先株式が70,001株、第七種優先株式が167,000株、第八種優先株式が115,000株、第九種優先株式が115,000株とする。
（端株の買増し） 第９条　端株主は、株式取扱規程に定めるところにより、その端株と併せて１株となるべき端株を売り渡すべき旨を請求することができる。	（削　除）
（新　設）	（単元株式数） 第９条　当会社の単元株式数は、普通株式につき100株とする。
（新　設）	（単元未満株式についての権利） 第10条　当会社の株主は、その有する単元未満株式について、次に掲げる権利以外の権利を行使することができない。 １　会社法第189条第２項各号に掲げる権利 ２　会社法第166条第１項の規定による請求をする権利 ３　株主の有する株式数に応じて募集株式の割当て及び募集新株予約権の割当てを受ける権利 ４　次条に定める請求をする権利
（新　設）	（単元未満株式の買増し） 第11条　当会社の株主は、株式取扱規程に定めるところにより、その有する単元未満株式の数と併せて単元株式数となる数の株式を売り渡すことを請求することができる。

現　行　定　款	変　更　案
（基準日） 第10条　当会社は、毎年３月31日における最終の株主名簿（実質株主名簿を含む。以下同じ）に記載または記録された議決権を行使することができる株主（実質株主を含む。以下同じ）を、その事業年度に関する定時株主総会において権利を行使することができる者と定める。 ②前項のほか、必要があるときは、あらかじめ公告して、基準日を定めることができる。	（基準日） 第12条　当会社は、毎年３月31日における最終の株主名簿に記載または記録された議決権を行使することができる株主を、その事業年度に関する定時株主総会において権利を行使することができる者と定める。 ②前項のほか、必要があるときは、あらかじめ公告して、基準日を定めることができる。
（株主名簿管理人等） 第11条　当会社は、株主名簿管理人及び端株原簿名義書換代理人を置く。 ②株主名簿管理人及び端株原簿名義書換代理人並びにそれらの事務取扱場所は、取締役会の決議によって定め、これを公告する。 ③当会社の株主名簿、新株予約権原簿及び株券喪失登録簿の作成及び備置きその他株主名簿、新株予約権原簿及び株券喪失登録簿に関する事務は、株主名簿管理人に委託し、当会社においてはこれを取り扱わない。 ④当会社の端株原簿の作成及び備置き、端株の買取り及び買増しその他端株に関する事務は、端株原簿名義書換代理人に取り扱わせ、当会社においてはこれを取り扱わない。	（株主名簿管理人） 第13条　当会社は、株主名簿管理人を置く。 ②株主名簿管理人及びその事務取扱場所は、取締役会の決議によって定め、これを公告する。 ③当会社の株主名簿、新株予約権原簿及び株券喪失登録簿の作成及び備置きその他株主名簿、新株予約権原簿及び株券喪失登録簿に関する事務は、株主名簿管理人に委託し、当会社においてはこれを取り扱わない。 （削　除）
（株式取扱規程） 第12条　当会社の発行する株券の種類並びに株主名簿及び端株原簿の記載または記録、端株の買取り及び買増しその他株式及び端株に関する取扱い及びその手数料については、取締役会で定める株式取扱規程による。	（株式取扱規程） 第14条　当会社の株主名簿の記載または記録その他株式に関する取扱い及びその手数料については、取締役会で定める株式取扱規程による。

現　行　定　款	変　更　案
（優先配当金） 第13条　当会社は、第42条に定める剰余金の配当を行うときは、優先株式を有する株主（以下優先株主という）または優先株式の登録株式質権者（以下優先登録株式質権者という）に対し、普通株式を有する株主（以下普通株主という）または普通株式の登録株式質権者（以下普通登録株式質権者という）に先立ち、それぞれ次に定める額の金銭による剰余金の配当（かかる配当により支払われる金銭を、以下優先配当金という）を行う。ただし、当該事業年度において第14条に定める優先中間配当金を支払ったときは、当該優先中間配当金の額を控除した額を支払うものとする。 第四種優先株式　1株につき200,000円を上限として発行に際して取締役会の決議によって定める額 第五種優先株式　1株につき200,000円を上限として発行に際して取締役会の決議によって定める額 第六種優先株式　1株につき300,000円を上限として発行に際して取締役会の決議によって定める額 第七種優先株式　1株につき200,000円を上限として発行に際して取締役会の決議によって定める額 第八種優先株式　1株につき300,000円を上限として発行に際して取締役会の決議によって定める額 第九種優先株式　1株につき300,000円を上限として発行に際して取締役会の決議によって定める額 ②ある事業年度において、優先株主または優先登録株式質権者に対して行う金銭による剰余金の配当の額が優先配当金の額に満たないときは、その不足額は、翌事業年度以降に累積しない。 ③優先株主または優先登録株式質権者に対しては、優先配当金の額を超えて配当は行わない。	（優先配当金） 第15条　当会社は、第44条に定める剰余金の配当を行うときは、優先株式を有する株主（以下優先株主という）または優先株式の登録株式質権者（以下優先登録株式質権者という）に対し、普通株式を有する株主（以下普通株主という）または普通株式の登録株式質権者（以下普通登録株式質権者という）に先立ち、それぞれ次に定める額の金銭による剰余金の配当（かかる配当により支払われる金銭を、以下優先配当金という）を行う。ただし、当該事業年度において第16条に定める優先中間配当金を支払ったときは、当該優先中間配当金の額を控除した額を支払うものとする。 第四種優先株式　1株につき200,000円を上限として発行に際して取締役会の決議によって定める額 第五種優先株式　1株につき200,000円を上限として発行に際して取締役会の決議によって定める額 第六種優先株式　1株につき300,000円を上限として発行に際して取締役会の決議によって定める額 第七種優先株式　1株につき200,000円を上限として発行に際して取締役会の決議によって定める額 第八種優先株式　1株につき300,000円を上限として発行に際して取締役会の決議によって定める額 第九種優先株式　1株につき300,000円を上限として発行に際して取締役会の決議によって定める額 ②ある事業年度において、優先株主または優先登録株式質権者に対して行う金銭による剰余金の配当の額が優先配当金の額に満たないときは、その不足額は、翌事業年度以降に累積しない。 ③優先株主または優先登録株式質権者に対しては、優先配当金の額を超えて配当は行わない。

現　行　定　款	変　更　案
（優先中間配当金） 第14条　当会社は、第43条に定める中間配当を行うときは、優先株主または優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、優先株式１株につき優先配当金の額の２分の１を上限として発行に際して取締役会の決議によって定める額の中間配当金（本定款において優先中間配当金という）を支払う。	**（優先中間配当金）** 第16条　当会社は、第45条に定める中間配当を行うときは、優先株主または優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、優先株式１株につき優先配当金の額の２分の１を上限として発行に際して取締役会の決議によって定める額の中間配当金（本定款において優先中間配当金という）を支払う。
（残余財産の分配） 第15条　当会社は、残余財産を分配するときは、優先株主または優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、優先株式１株につき3,000,000円を支払う。 ②優先株主または優先登録株式質権者に対しては、前項のほか、残余財産の分配は行わない。	**（残余財産の分配）** 第17条　当会社は、残余財産を分配するときは、優先株主または優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、優先株式１株につき3,000,000円を支払う。 ②優先株主または優先登録株式質権者に対しては、前項のほか、残余財産の分配は行わない。
（取得条項） 第16条　当会社は、第五種優先株式、第六種優先株式、第八種優先株式及び第九種優先株式について、取締役会が別に定める日が到来したときは、当該優先株式を初めて発行するときまでに取締役会の決議によって定める市場実勢や当該優先株式に係る残余財産の分配額等を勘案して妥当と認められる価額に相当する金銭の交付と引換えに、その一部または全部を取得することができる。一部を取得するときは、抽選または按分比例の方法によりこれを行う。	**（取得条項）** 第18条　当会社は、第五種優先株式、第六種優先株式、第八種優先株式及び第九種優先株式について、取締役会が別に定める日が到来したときは、当該優先株式を初めて発行するときまでに取締役会の決議によって定める市場実勢や当該優先株式に係る残余財産の分配額等を勘案して妥当と認められる価額に相当する金銭の交付と引換えに、その一部または全部を取得することができる。一部を取得するときは、抽選または按分比例の方法によりこれを行う。
（議決権） 第17条　優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。	**（議決権）** 第19条　優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。
（株式の併合または分割、募集株式の割当てを受ける権利等） 第18条　当会社は、法令に定める場合を除き、優先株式について株式の併合または分割は行わない。 ②当会社は、優先株主に対し、募集株式または募集新株予約権の割当てを受ける権利を与えない。 ③当会社は、優先株主に対し、株式または新株予約権の無償割当ては行わない。	**（株式の併合または分割、募集株式の割当てを受ける権利等）** 第20条　当会社は、法令に定める場合を除き、優先株式について株式の併合または分割は行わない。 ②当会社は、優先株主に対し、募集株式または募集新株予約権の割当てを受ける権利を与えない。 ③当会社は、優先株主に対し、株式または新株予約権の無償割当ては行わない。

現　行　定　款	変　更　案
（取得請求） 第19条　第四種優先株主は、普通株式の交付と引換えに当該優先株式の取得を請求することができる。取得を請求することができる期間（以下取得請求期間という）及び取得の条件は、当該優先株式を初めて発行するときまでに相当な範囲内において取締役会の決議によって定める。 ②第五種優先株主及び第七種優先株主は、普通株式の交付と引換えに当該優先株式の取得を請求することができる。取得請求期間は、その末日が当該優先株式発行の日から25年を超えない相当な範囲内において、当該優先株式を初めて発行するときまでに取締役会の決議によって定める。当該優先株式の取得と引換えに交付する普通株式の数は、取得する優先株式の払込金相当額を、当該優先株式を初めて発行するときまでに相当な範囲内において取締役会の決議によって定める方法により決定される価額（以下取得請求権行使価額という）で除して得られる数とする。ただし、当初の取得請求権行使価額は、市場実勢等を勘案して妥当と認められる価額を基準として決定されるものとし、交付する普通株式の数の算出に当って１株に満たない端数が生じたときは、会社法第167条の規定によりこれを取り扱う。その他の取得の条件は、当該優先株式を初めて発行するときまでに相当な範囲内において取締役会の決議によって定める。	（取得請求） 第21条　第四種優先株主は、普通株式の交付と引換えに当該優先株式の取得を請求することができる。取得を請求することができる期間（以下取得請求期間という）及び取得の条件は、当該優先株式を初めて発行するときまでに相当な範囲内において取締役会の決議によって定める。 ②第五種優先株主及び第七種優先株主は、普通株式の交付と引換えに当該優先株式の取得を請求することができる。取得請求期間は、その末日が当該優先株式発行の日から25年を超えない相当な範囲内において、当該優先株式を初めて発行するときまでに取締役会の決議によって定める。当該優先株式の取得と引換えに交付する普通株式の数は、取得する優先株式の払込金相当額を、当該優先株式を初めて発行するときまでに相当な範囲内において取締役会の決議によって定める方法により決定される価額（以下取得請求権行使価額という）で除して得られる数とする。ただし、当初の取得請求権行使価額は、市場実勢等を勘案して妥当と認められる価額を基準として決定されるものとし、交付する普通株式の数の算出に当って１株に満たない端数が生じたときは、会社法第167条の規定によりこれを取り扱う。その他の取得の条件は、当該優先株式を初めて発行するときまでに相当な範囲内において取締役会の決議によって定める。
（一斉取得） 第20条　当会社は、取得請求期間中に取得の請求がなされなかった第四種優先株式、第五種優先株式及び第七種優先株式については、同期間の末日の翌日（以下一斉取得日という）をもって、当該優先株式１株の払込金相当額を一斉取得日に先立つ45取引日目に始まる30取引日の東京証券取引所における当会社の普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）で除して得られる数の普通株式の交付と引換えに取得する。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円以上で発行に際して取締役会の決議によって定める額を下回るときは、各優先株式１株の払込金相当額をその金額で除して得られる数の普通株式の交付と引換えに取得する。 ②前項の普通株式の数の算出に当って１株に満たない端数が生じたときは、会社法第234条の規定によりこれを取り扱う。	（一斉取得） 第22条　当会社は、取得請求期間中に取得の請求がなされなかった第四種優先株式、第五種優先株式及び第七種優先株式については、同期間の末日の翌日（以下一斉取得日という）をもって、当該優先株式１株の払込金相当額を一斉取得日に先立つ45取引日目に始まる30取引日の東京証券取引所における当会社の普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）で除して得られる数の普通株式の交付と引換えに取得する。平均値の計算は円位未満小数第１位まで算出し、その小数第１位を四捨五入する。ただし、当該平均値が5,000円以上で発行に際して取締役会の決議によって定める額を下回るときは、各優先株式１株の払込金相当額をその金額で除して得られる数の普通株式の交付と引換えに取得する。 ②前項の普通株式の数の算出に当って１株に満たない端数が生じたときは、会社法第234条の規定によりこれを取り扱う。
（優先順位） 第21条　当会社の発行する優先株式の優先配当金、優先中間配当金及び残余財産の支払順位は、同順位とする。	（優先順位） 第23条　当会社の発行する優先株式の優先配当金、優先中間配当金及び残余財産の支払順位は、同順位とする。

現　行　定　款	変　更　案
（招集） 第22条　定時株主総会は、毎事業年度終了後３ヶ月以内に招集し、臨時株主総会は、必要があるごとに随時招集する。 ②株主総会は、法令に別段の定めがある場合を除き、取締役会の決議に基づき取締役社長がこれを招集する。取締役社長に事故があるときは、あらかじめ取締役会が定めた順序により他の取締役がこれに当る。	（招集） 第24条　定時株主総会は、毎事業年度終了後３ヶ月以内に招集し、臨時株主総会は、必要があるごとに随時招集する。 ②株主総会は、法令に別段の定めがある場合を除き、取締役会の決議に基づき取締役社長がこれを招集する。取締役社長に事故があるときは、あらかじめ取締役会が定めた順序により他の取締役がこれに当る。
（株主総会参考書類等のインターネット開示とみなし提供） 第23条　当会社は、株主総会の招集に際し、株主総会参考書類、事業報告、計算書類及び連結計算書類に記載または表示すべき事項に係る情報を、法務省令に定めるところに従いインターネットを利用する方法で開示することにより、株主に対して提供したものとみなすことができる。	（株主総会参考書類等のインターネット開示とみなし提供） 第25条　当会社は、株主総会の招集に際し、株主総会参考書類、事業報告、計算書類及び連結計算書類に記載または表示すべき事項に係る情報を、法務省令に定めるところに従いインターネットを利用する方法で開示することにより、株主に対して提供したものとみなすことができる。
（議長） 第24条　株主総会の議長は、取締役会長または取締役社長がこれに当る。取締役会長及び取締役社長に事故があるときは、あらかじめ取締役会が定めた順序により他の取締役がこれに当る。	（議長） 第26条　株主総会の議長は、取締役会長または取締役社長がこれに当る。取締役会長及び取締役社長に事故があるときは、あらかじめ取締役会が定めた順序により他の取締役がこれに当る。
（決議の要件） 第25条　株主総会の決議は、法令または本定款に別段の定めがある場合を除き、出席した議決権を行使することができる株主の議決権の過半数をもって行う。 ②会社法第309条第２項の規定による決議は、議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の３分の２以上に当る多数をもって行う。	（決議の要件） 第27条　株主総会の決議は、法令または本定款に別段の定めがある場合を除き、出席した議決権を行使することができる株主の議決権の過半数をもって行う。 ②会社法第309条第２項の規定による決議は、議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の３分の２以上に当る多数をもって行う。
（議決権の代理行使） 第26条　株主は、代理人１名をもってその議決権を行使することができる。ただし、代理人は当会社の当該株主総会において議決権を行使することができる株主に限る。 ②株主または代理人は、当会社に委任状を提出しなければならない。	（議決権の代理行使） 第28条　株主は、代理人１名をもってその議決権を行使することができる。ただし、代理人は当会社の当該株主総会において議決権を行使することができる株主に限る。 ②株主または代理人は、当会社に委任状を提出しなければならない。
（種類株主総会） 第27条　第22条２項、第23条、第24条及び第26条の規定は、種類株主総会にこれを準用する。	（種類株主総会） 第29条　第24条２項、第25条、第26条及び第28条の規定は、種類株主総会にこれを準用する。
（員数） 第28条　当会社に、取締役３名以上を置く。	（員数） 第30条　当会社に、取締役３名以上を置く。

現　行　定　款	変　更　案
（選任決議） 第29条　取締役の選任決議は、株主総会において議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数をもって行う。 ②前項の選任決議は、累積投票によらない。	（選任決議） 第31条　取締役の選任決議は、株主総会において議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数をもって行う。 ②前項の選任決議は、累積投票によらない。
（任期） 第30条　取締役の任期は、選任後２年以内に終了する事業年度のうち最終のものに関する定時株主総会の終結の時までとする。	（任期） 第32条　取締役の任期は、選任後２年以内に終了する事業年度のうち最終のものに関する定時株主総会の終結の時までとする。
（取締役会） 第31条　取締役会は、すべての取締役で組織する。 ②取締役会は、法令に別段の定めがある場合を除き、取締役会長がこれを招集し、その議長となる。取締役会長を置かないときまたは取締役会長に事故があるときは、取締役社長がこれに当り、取締役社長に事故があるときは、あらかじめ取締役会が定めた順序により他の取締役がこれに当る。 ③取締役会の招集通知は、各取締役及び各監査役に対して、会日の３日前までに発するものとする。ただし、緊急の必要があるときは、これを短縮することができる。 ④取締役会の決議は、法令に別段の定めがある場合を除き、議決に加わることができる取締役の過半数が出席し、その過半数をもって行う。 ⑤取締役が取締役会の決議の目的事項について提案をした場合において、当該事項について議決に加わることができる取締役の全員が書面または電磁的記録により同意の意思表示をし、監査役が異議を述べないときは、当該提案を可決する旨の取締役会の決議があったものとみなす。	（取締役会） 第33条　取締役会は、すべての取締役で組織する。 ②取締役会は、法令に別段の定めがある場合を除き、取締役会長がこれを招集し、その議長となる。取締役会長を置かないときまたは取締役会長に事故があるときは、取締役社長がこれに当り、取締役社長に事故があるときは、あらかじめ取締役会が定めた順序により他の取締役がこれに当る。 ③取締役会の招集通知は、各取締役及び各監査役に対して、会日の３日前までに発するものとする。ただし、緊急の必要があるときは、これを短縮することができる。 ④取締役会の決議は、法令に別段の定めがある場合を除き、議決に加わることができる取締役の過半数が出席し、その過半数をもって行う。 ⑤取締役が取締役会の決議の目的事項について提案をした場合において、当該事項について議決に加わることができる取締役の全員が書面または電磁的記録により同意の意思表示をし、監査役が異議を述べないときは、当該提案を可決する旨の取締役会の決議があったものとみなす。
（代表取締役、役付取締役） 第32条　取締役会は、その決議によって、代表取締役若干名を選定する。 ②取締役会は、その決議によって、取締役の中から取締役会長、取締役社長各１名、取締役副会長、取締役副社長、専務取締役、常務取締役各若干名を定めることができる。	（代表取締役、役付取締役） 第34条　取締役会は、その決議によって、代表取締役若干名を選定する。 ②取締役会は、その決議によって、取締役の中から取締役会長、取締役社長各１名、取締役副会長、取締役副社長、専務取締役、常務取締役各若干名を定めることができる。
（取締役の職掌） 第33条　取締役会長は、取締役会を統理する。 ②取締役副会長は、取締役会長を補佐する。 ③取締役社長は、取締役会の決議を執行し、当会社全般の業務を統轄する。取締役社長に事故があるときは、取締役副社長、専務取締役、常務取締役の順序によりこれに当る。 ④取締役副社長、専務取締役及び常務取締役は、取締役社長を補佐し、当会社の常務を執行する。	（取締役の職掌） 第35条　取締役会長は、取締役会を統理する。 ②取締役副会長は、取締役会長を補佐する。 ③取締役社長は、取締役会の決議を執行し、当会社全般の業務を統轄する。取締役社長に事故があるときは、取締役副社長、専務取締役、常務取締役の順序によりこれに当る。 ④取締役副社長、専務取締役及び常務取締役は、取締役社長を補佐し、当会社の常務を執行する。

現　行　定　款	変　更　案
（社外取締役との責任限定契約） 第34条　当会社は、会社法第427条第１項の規定により、社外取締役との間に、同法第423条第１項の賠償責任を限定する契約を締結することができる。ただし、当該契約に基づく賠償責任の限度額は、1,000万円以上であらかじめ定めた金額または法令に定める額のいずれか高い額とする。	（社外取締役との責任限定契約） 第36条　当会社は、会社法第427条第１項の規定により、社外取締役との間に、同法第423条第１項の賠償責任を限定する契約を締結することができる。ただし、当該契約に基づく賠償責任の限度額は、1,000万円以上であらかじめ定めた金額または法令に定める額のいずれか高い額とする。
（員数） 第35条　当会社に、監査役３名以上を置く。	（員数） 第37条　当会社に、監査役３名以上を置く。
（選任決議） 第36条　監査役の選任決議は、株主総会において議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数をもって行う。	（選任決議） 第38条　監査役の選任決議は、株主総会において議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数をもって行う。
（任期） 第37条　監査役の任期は、選任後４年以内に終了する事業年度のうち最終のものに関する定時株主総会の終結の時までとする。	（任期） 第39条　監査役の任期は、選任後４年以内に終了する事業年度のうち最終のものに関する定時株主総会の終結の時までとする。
（監査役会） 第38条　監査役会は、すべての監査役で組織する。 ②監査役会の招集通知は、各監査役に対して、会日の３日前までに発するものとする。ただし、緊急の必要があるときは、これを短縮することができる。 ③監査役会の決議は、法令に別段の定めがある場合を除き、監査役の過半数をもって行う。	（監査役会） 第40条　監査役会は、すべての監査役で組織する。 ②監査役会の招集通知は、各監査役に対して、会日の３日前までに発するものとする。ただし、緊急の必要があるときは、これを短縮することができる。 ③監査役会の決議は、法令に別段の定めがある場合を除き、監査役の過半数をもって行う。
（常任監査役） 第39条　監査役会は、その決議によって、常任監査役を選定する。常任監査役は常勤とする。	（常任監査役） 第41条　監査役会は、その決議によって、常任監査役を選定する。常任監査役は常勤とする。
（社外監査役との責任限定契約） 第40条　当会社は、会社法第427条第１項の規定により、社外監査役との間に、同法第423条第１項の賠償責任を限定する契約を締結することができる。ただし、当該契約に基づく賠償責任の限度額は、1,000万円以上であらかじめ定めた金額または法令に定める額のいずれか高い額とする。	（社外監査役との責任限定契約） 第42条　当会社は、会社法第427条第１項の規定により、社外監査役との間に、同法第423条第１項の賠償責任を限定する契約を締結することができる。ただし、当該契約に基づく賠償責任の限度額は、1,000万円以上であらかじめ定めた金額または法令に定める額のいずれか高い額とする。
（事業年度） 第41条　当会社の事業年度は、毎年４月１日から翌年３月31日までとする。	（事業年度） 第43条　当会社の事業年度は、毎年４月１日から翌年３月31日までとする。

現　行　定　款	変　更　案
（剰余金の配当） 第42条　当会社は、株主総会の決議により事業年度末日における最終の株主名簿に記載または記録された株主または登録株式質権者及び端株原簿に記載または記録された端株主に対し、金銭による剰余金の配当を行うものとする。	（剰余金の配当） 第44条　当会社は、株主総会の決議により事業年度末日における最終の株主名簿に記載または記録された株主または登録株式質権者に対し、金銭による剰余金の配当を行うものとする。
（中間配当） 第43条　当会社は、取締役会の決議により毎年９月30日における最終の株主名簿に記載または記録された株主または登録株式質権者及び端株原簿に記載または記録された端株主に対し、中間配当を行うことができる。	（中間配当） 第45条　当会社は、取締役会の決議により毎年９月30日における最終の株主名簿に記載または記録された株主または登録株式質権者に対し、中間配当を行うことができる。
（配当金の除斥期間） 第44条　配当財産が金銭である場合にその支払開始の日から５年を経過してもなお受領されないときは、当会社はその支払義務を免れる。	（配当金の除斥期間） 第46条　配当財産が金銭である場合にその支払開始の日から５年を経過してもなお受領されないときは、当会社はその支払義務を免れる。
（新　設）	附　則 （経過措置） 第１条　変更後の第12条を除き、変更後の各条の規定は、株式等の取引に係る決済の合理化を図るための社債等の振替に関する法律等の一部を改正する法律（平成16年６月９日法律第88号。以下決済合理化法という）の施行日の前日から実施する。
（新　設）	第２条　変更後の第12条の規定は、決済合理化法の施行日から実施する。

別紙2

株式会社三井住友フィナンシャルグループ 第四種優先株式現行発行要項・変更案対照表

（下線は変更部分）

現　行　発　行　要　項	変　　更　　案
1. 株式の名称 株式会社三井住友フィナンシャルグループ第1回第四種優先株式、同第2回第四種優先株式、同第3回第四種優先株式、同第4回第四種優先株式、同第5回第四種優先株式、同第6回第四種優先株式、同第7回第四種優先株式、同第8回第四種優先株式、同第9回第四種優先株式、同第10回第四種優先株式、同第11回第四種優先株式、同第12回第四種優先株式（以下、各回の第四種優先株式をそれぞれ「各回本優先株式」といい、あわせて「第1-12回本優先株式」という。）	**1. 株式の名称** 株式会社三井住友フィナンシャルグループ第1回第四種優先株式、同第2回第四種優先株式、同第3回第四種優先株式、同第4回第四種優先株式、同第9回第四種優先株式、同第10回第四種優先株式、同第11回第四種優先株式、同第12回第四種優先株式（以下、各回の第四種優先株式をそれぞれ「各回本優先株式」という。）
2. 発行新株式数 各回につき4,175株（第1-12回本優先株式の合計株数50,100株）	**2. 発行新株式数** 各回につき4,175株（各回本優先株式の合計株数33,400株）
4. 払込金額の総額 各回につき12,525,000,000円（第1-12回本優先株式の払込金額の総額150,300,000,000円）	**4. 払込金額の総額** 各回につき12,525,000,000円（各回本優先株式の払込金額の総額100,200,000,000円）
16. 取得請求 各回本優先株主は、普通株式の交付と引換えに各回本優先株式の取得を請求することができる。 (1) 取得請求期間 平成15年2月8日から平成40年2月7日まで。 (2) 取得の条件 ①取得請求権行使価額 取得請求権行使価額は、318,800円とする。	**16. 取得請求** 各回本優先株主は、普通株式の交付と引換えに各回本優先株式の取得を請求することができる。 (1) 取得請求期間 平成15年2月8日から平成40年2月7日まで。 (2) 取得の条件 ①取得請求権行使価額 取得請求権行使価額は、3,188円とする。

現行発行要項	変更案
②取得請求権行使価額の修正 各回本優先株主が当会社に対し各回本優先株式の取得を請求した日（以下、「修正日」という。）において、取得請求権行使価額は、（ⅰ）修正日の前日において有効な取得請求権行使価額、または、（ⅱ）修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値（気配表示を含む。）の平均値（終値のない日数を除く。）相当額（10円の位まで算出し、その10円の位を四捨五入する。）のいずれか小さい金額に修正される（以下、「修正後取得請求権行使価額」という。）。ただし、修正後取得請求権行使価額が105,100円（ただし、下記③により調整される。）（以下、「下限取得請求権行使価額」という。）を下回る場合には、下限取得請求権行使価額をもって修正後取得請求権行使価額とする。なお、修正日に先立つ45取引日目から修正日までの間に下記③により取得請求権行使価額を調整すべき事由が生じた場合には、修正後取得請求権行使価額は③に準じて調整される。なお、修正後取得請求権行使価額は、修正日に取得請求がなされた当該各回本優先株式についてのみ適用される。	②取得請求権行使価額の修正 各回本優先株主が当会社に対し各回本優先株式の取得を請求した日（以下、「修正日」という。）において、取得請求権行使価額は、（ⅰ）修正日の前日において有効な取得請求権行使価額、または、（ⅱ）修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値（気配表示を含む。なお、株式等の取引に係る決済の合理化を図るための社債等の振替に関する法律等の一部を改正する法律（平成16年法律第88号。以下、「決済合理化法」という。）の施行日の前日より前の取引日の終値については、その100分の1の値とする。）の平均値（終値のない日数を除く。）相当額（円位未満小数第1位まで算出し、その小数第1位を四捨五入する。）のいずれか小さい金額に修正される（以下、「修正後取得請求権行使価額」という。）。ただし、修正後取得請求権行使価額が1,051円（ただし、下記③により調整される。）（以下、「下限取得請求権行使価額」という。）を下回る場合には、下限取得請求権行使価額をもって修正後取得請求権行使価額とする。なお、修正日に先立つ45取引日目から修正日までの間に下記③により取得請求権行使価額を調整すべき事由が生じた場合には、修正後取得請求権行使価額は③に準じて調整される。なお、修正後取得請求権行使価額は、修正日に取得請求がなされた当該各回本優先株式についてのみ適用される。
③取得請求権行使価額の調整 (a)各回本優先株式発行後、次の(i)から(v)までのいずれかに該当する場合には、取得請求権行使価額は、下記に定める各々該当する算式（以下、「取得請求権行使価額調整式」といい、取得請求権行使価額調整式により調整された取得請求権行使価額を、以下、「調整後取得請求権行使価額」という。）により調整される。	③取得請求権行使価額の調整 (a)各回本優先株式発行後、次の(i)から(v)までのいずれかに該当する場合には、取得請求権行使価額は、下記に定める各々該当する算式（以下、「取得請求権行使価額調整式」といい、取得請求権行使価額調整式により調整された取得請求権行使価額を、以下、「調整後取得請求権行使価額」という。）により調整される

現行発行要項	変更案
I. 下記(i)ないし (iii)に該当する場合、取得請求権行使価額調整式は、以下のとおりとする。 $$NAP = OAP \times \frac{N + \frac{NN \times C}{CMP}}{N+NN}$$ 上記の算式において、 「NAP」は、調整後取得請求権行使価額を意味する。 「OAP」は、調整前取得請求権行使価額（下記(d)に定義される。）を意味する。 「N」は、既発行普通株式数（下記(e)に定義される。）を意味する。 「NN」は、新たに発行もしくは処分された普通株式数、または転換型証券（下記(iii)に定義される。）もしくは新株予約権（下記(iii)に定義される。）に関する計算の場合は、取得請求権の行使もしくは取得条項の定める事由の発生または新株予約権の行使により交付され得る普通株式数を意味する。 「C」は、NNに含まれる普通株式1株あたりの払込金額（新株予約権の行使に際して出資される財産の価額を含む。）を意味する。 「CMP」は、時価（下記(c)に定義される。）を意味する。	I. 下記(i)ないし (iii)に該当する場合、取得請求権行使価額調整式は、以下のとおりとする。 $$NAP = OAP \times \frac{N + \frac{NN \times C}{CMP}}{N+NN}$$ 上記の算式において、 「NAP」は、調整後取得請求権行使価額を意味する。 「OAP」は、調整前取得請求権行使価額（下記(d)に定義される。）を意味する。 「N」は、既発行普通株式数（下記(e)に定義される。）を意味する。 「NN」は、新たに発行もしくは処分された普通株式数、または転換型証券（下記(iii)に定義される。）もしくは新株予約権（下記(iii)に定義される。）に関する計算の場合は、取得請求権の行使もしくは取得条項の定める事由の発生または新株予約権の行使により交付され得る普通株式数を意味する。 「C」は、NNに含まれる普通株式1株あたりの払込金額（新株予約権の行使に際して出資される財産の価額を含む。）を意味する。 「CMP」は、時価（下記(c)に定義される。）を意味する。

現行発行要項	変更案
II. 下記(iv)に該当する場合、取得請求権行使価額調整式は、以下のとおりとする。 $$NAP = OAP \times \frac{CMP - FMV}{CMP}$$ 上記の算式において、 「NAP」は、調整後取得請求権行使価額を意味する。 「OAP」は、調整前取得請求権行使価額を意味する。 「CMP」は、時価を意味する。 「FMV」は、普通株式1株につき割り当てられた特別現金配当（下記(iv)に定義される。）または債務証書もしくは資産の分配に関する基準日（権利を有する株主を確定するために定められた日を以下「基準日」という。）（下記(iv)に定義される。）における適正市場価格を意味する。ただし、かかる適正市場価格に関しては、当会社の取締役会（以下、「取締役会」という。）が適切と判断する独立の第三者(証券会社、銀行等）に評価させるものとする。	II. 下記(iv)に該当する場合、取得請求権行使価額調整式は、以下のとおりとする。 $$NAP = OAP \times \frac{CMP - FMV}{CMP}$$ 上記の算式において、 「NAP」は、調整後取得請求権行使価額を意味する。 「OAP」は、調整前取得請求権行使価額を意味する。 「CMP」は、時価を意味する。 「FMV」は、普通株式1株につき割り当てられた特別現金配当（下記(iv)に定義される。）または債務証書もしくは資産の分配に関する基準日（権利を有する株主を確定するために定められた日を以下「基準日」という。）（下記(iv)に定義される。）における適正市場価格を意味する。ただし、かかる適正市場価格に関しては、当会社の取締役会（以下、「取締役会」という。）が適切と判断する独立の第三者(証券会社、銀行等）に評価させるものとする。
III. 下記(v)に該当する場合、取得請求権行使価額調整式は、以下のとおりとする。 $$NAP = OAP \times \frac{CMP \times N - ACP}{CMP \times (N - NP)}$$ 上記の算式において、 「NAP」は、調整後取得請求権行使価額を意味する。 「OAP」は、調整前取得請求権行使価額を意味する。 「N」は、既発行普通株式数を意味する。 「NP」は、下記(v)において、取得される普通株式数（または、転換型証券もしくは新株予約権の場合は、取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により交付される普通株式数）を意味する。 「CMP」は、時価を意味する。 「ACP」は、下記(v)に従って、取得される普通株式（または、転換型証券もしくは新株予約権）の総数につき、当会社が支払うべき対価の総額を意味する。 なお、上記取得請求権行使価額調整式中のCMP×N－ACPの値が1未満になる場合は、かかる値は1として計算されるものとする。 調整後取得請求権行使価額は10円の位まで算出し、その10円の位を四捨五入する。	III. 下記(v)に該当する場合、取得請求権行使価額調整式は、以下のとおりとする。 $$NAP = OAP \times \frac{CMP \times N - ACP}{CMP \times (N - NP)}$$ 上記の算式において、 「NAP」は、調整後取得請求権行使価額を意味する。 「OAP」は、調整前取得請求権行使価額を意味する。 「N」は、既発行普通株式数を意味する。 「NP」は、下記(v)において、取得される普通株式数（または、転換型証券もしくは新株予約権の場合は、取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により交付される普通株式数）を意味する。 「CMP」は、時価を意味する。 「ACP」は、下記(v)に従って、取得される普通株式（または、転換型証券もしくは新株予約権）の総数につき、当会社が支払うべき対価の総額を意味する。 なお、上記取得請求権行使価額調整式中のCMP×N－ACPの値が1未満になる場合は、かかる値は1として計算されるものとする。 調整後取得請求権行使価額は円位未満小数第１位まで算出し、その小数第１位を四捨五入する。

現行発行要項	変更案
(ⅰ)当会社が、取得請求権行使価額調整式で使用する時価を下回る払込金額をもって普通株式を発行または処分する場合（新株予約権の行使または転換型証券にかかる取得請求権の行使もしくは取得条項に定める事由の発生による普通株式の交付の場合を除く。） 取得請求権行使価額は、上記I.に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整されるものとし、基準日を設けて株主に当該普通株式の割当てを受ける権利が付与されるときは、その基準日の翌日を、それ以外のときは当該普通株式の払込の日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。 (ⅱ)株式の分割または無償割当てにより普通株式を発行または処分する場合 取得請求権行使価額は、上記I.に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整されるものとし、株式の分割または無償割当てのための基準日（ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日）の翌日をかかる調整後取得請求権行使価額の適用開始日とする。 ただし、剰余金の額を減少して、資本金の額を増加することを条件としてその部分をもって株式の分割または無償割当てにより普通株式を発行または処分する旨取締役会で決議する場合において、当該資本金の額の増加の決議をする株主総会の日よりも前を株式の分割または無償割当てのための基準日（ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日）とする場合には、当該株主総会の終結の日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。	(ⅰ)当会社が、取得請求権行使価額調整式で使用する時価を下回る払込金額をもって普通株式を発行または処分する場合（新株予約権の行使または転換型証券にかかる取得請求権の行使もしくは取得条項に定める事由の発生による普通株式の交付の場合を除く。） 取得請求権行使価額は、上記I.に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整されるものとし、基準日を設けて株主に当該普通株式の割当てを受ける権利が付与されるときは、その基準日の翌日を、それ以外のときは当該普通株式の払込の日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。 (ⅱ)株式の分割または無償割当てにより普通株式を発行または処分する場合 取得請求権行使価額は、上記I.に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整されるものとし、株式の分割または無償割当てのための基準日（ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日）の翌日をかかる調整後取得請求権行使価額の適用開始日とする。 ただし、剰余金の額を減少して、資本金の額を増加することを条件としてその部分をもって株式の分割または無償割当てにより普通株式を発行または処分する旨取締役会で決議する場合において、当該資本金の額の増加の決議をする株主総会の日よりも前を株式の分割または無償割当てのための基準日（ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日）とする場合には、当該株主総会の終結の日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。

現行発行要項	変更案
(iii)取得請求権行使価額調整式で使用する時価を下回る価額をもって当会社の普通株式の交付と引換えに当会社に当該証券の取得を請求する権利もしくは当会社が当該証券を取得することができる旨の条項が付された証券（当該各回本優先株式と同時に発行される他の各回本優先株式を除く。以下、「転換型証券」という。）または当会社に普通株式の交付を請求することができる権利（当会社の発行する社債に付された新株予約権を含む。）（以下「新株予約権」という。）を発行する場合 取得請求権行使価額は、上記I.に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整されるものとし、基準日を設けて株主に転換型証券または新株予約権の割当てを受ける権利が付与されるときは、その基準日の翌日を、それ以外のときは当該転換型証券の払込の日または新株予約権の割当日（ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日）の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。当該転換型証券または新株予約権を発行する場合、調整後取得請求権行使価額の適用開始日の前日に、発行される転換型証券の全額が普通株式の交付と引換えに取得されたものとみなし、または発行されるすべての新株予約権が行使されたものとみなし、調整後取得請求権行使価額を算出するものとする。ただし、当該発行される転換型証券の取得請求権行使価額もしくは取得価額または新株予約権の行使価額がかかる転換型証券の払込の日または新株予約権の割当日（ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日）において確定しない場合で、かつ、かかる転換型証券または新株予約権についての1株あたりの当初の取得請求権行使価額、取得価額または行使価額の最低価額が定められていない場合には、かかる転換型証券の取得請求権行使価額もしくは取得価額または新株予約権の行使価額が確定した日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。また、当該発行される転換型証券の取得請求権行使価額もしくは取得価額または新株予約権の行使価額がかかる転換型証券の払込の日または新株予約権の割当日（ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日）において確定しない場合で、かつ、かかる転換型証券または新株予約権について	(iii)取得請求権行使価額調整式で使用する時価を下回る価額をもって当会社の普通株式の交付と引換えに当会社に当該証券の取得を請求する権利もしくは当会社が当該証券を取得することができる旨の条項が付された証券（当該各回本優先株式と同時に発行される他の各回本優先株式を除く。以下、「転換型証券」という。）または当会社に普通株式の交付を請求することができる権利（当会社の発行する社債に付された新株予約権を含む。）（以下「新株予約権」という。）を発行する場合 取得請求権行使価額は、上記I.に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整されるものとし、基準日を設けて株主に転換型証券または新株予約権の割当てを受ける権利が付与されるときは、その基準日の翌日を、それ以外のときは当該転換型証券の払込の日または新株予約権の割当日（ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日）の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。当該転換型証券または新株予約権を発行する場合、調整後取得請求権行使価額の適用開始日の前日に、発行される転換型証券の全額が普通株式の交付と引換えに取得されたものとみなし、または発行されるすべての新株予約権が行使されたものとみなし、調整後取得請求権行使価額を算出するものとする。ただし、当該発行される転換型証券の取得請求権行使価額もしくは取得価額または新株予約権の行使価額がかかる転換型証券の払込の日または新株予約権の割当日（ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日）において確定しない場合で、かつ、かかる転換型証券または新株予約権についての1株あたりの当初の取得請求権行使価額、取得価額または行使価額の最低価額が定められていない場合には、かかる転換型証券の取得請求権行使価額もしくは取得価額または新株予約権の行使価額が確定した日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。また、当該発行される転換型証券の取得請求権行使価額もしくは取得価額または新株予約権の行使価額がかかる転換型証券の払込の日または新株予約権の割当日（ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日）において確定しない場合で、かつ、かかる転換型証券または新株予約権について

現行発行要項	変更案
の1株あたりの当初の取得請求権行使価額、取得価額または行使価額の最低価額が定められている場合は、株主に転換型証券または新株予約権の割当てを受ける権利が付与されるときはその割当日の翌日を、それ以外のときは当該転換型証券の払込の日または新株予約権の割当日（ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日）の翌日を、かかる調整後取得請求権行使価額の適用開始日とするが、転換型証券または新株予約権は、1株あたりの当初の取得請求権行使価額、取得価額または行使価額の最低価額（ただし、希薄化防止のための調整は考慮しないものとする。）により、かかる取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により交付されうる最大数の普通株式が交付されたものとみなされる。その後、かかる転換型証券の取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により交付されうる最大の普通株式数、または取得請求権行使価額、取得価額もしくは行使価額の最低価額について変更（かかる転換型証券または新株予約権の希薄化防止条項に基づく変更を含むが、これに限定されない。）が生じた場合には、調整後取得請求権行使価額は、各回本優先株式の取得請求権行使の直前において、当該変更を反映させるべく再計算されるものとする（ただし、調整後取得請求権行使価額が、これらの転換型証券または新株予約権の発行またはみなし発行により本（iii）に基づき行われた調整ないし再計算の結果、従前に減少したことがない限りは調整後取得請求権行使価額の増加を行うことができず、従前に減少したことがある場合は、かかる減少のうちいかなる減少の額をも超えて調整後取得請求権行使価額の増加を行うことができないものとする。）が、かかる転換型証券の取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により、実際に普通株式が交付されたかまたは対価が支払われた場合には、かかる再計算は行わないものとする。また、その後、かかる転換型証券に係る取得請求権、取得条項に定める事由または新株予約権のいずれかが消滅した場合には、調整後取得請求権行使価額は、各回本優先株式の取得請求権行使の直前において、かかる転換型証券の取得請求権の行使、取得条項に定める事由の発生または新株予約権の行使により実際に交付された普通株式数のみを反映させるべく再計算されるものとする。 各回本優先株式の発行時において残存するすべての転換型証券および新株予約権は、各回本優先株式の発行日の翌日において発行されたものとみなされる。	の1株あたりの当初の取得請求権行使価額、取得価額または行使価額の最低価額が定められている場合は、株主に転換型証券または新株予約権の割当てを受ける権利が付与されるときはその割当日の翌日を、それ以外のときは当該転換型証券の払込の日または新株予約権の割当日（ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日）の翌日を、かかる調整後取得請求権行使価額の適用開始日とするが、転換型証券または新株予約権は、1株あたりの当初の取得請求権行使価額、取得価額または行使価額の最低価額（ただし、希薄化防止のための調整は考慮しないものとする。）により、かかる取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により交付されうる最大数の普通株式が交付されたものとみなされる。その後、かかる転換型証券の取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により交付されうる最大の普通株式数、または取得請求権行使価額、取得価額もしくは行使価額の最低価額について変更（かかる転換型証券または新株予約権の希薄化防止条項に基づく変更を含むが、これに限定されない。）が生じた場合には、調整後取得請求権行使価額は、各回本優先株式の取得請求権行使の直前において、当該変更を反映させるべく再計算されるものとする（ただし、調整後取得請求権行使価額が、これらの転換型証券または新株予約権の発行またはみなし発行により本（iii）に基づき行われた調整ないし再計算の結果、従前に減少したことがない限りは調整後取得請求権行使価額の増加を行うことができず、従前に減少したことがある場合は、かかる減少のうちいかなる減少の額をも超えて調整後取得請求権行使価額の増加を行うことができないものとする。）が、かかる転換型証券の取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により、実際に普通株式が交付されたかまたは対価が支払われた場合には、かかる再計算は行わないものとする。また、その後、かかる転換型証券に係る取得請求権、取得条項に定める事由または新株予約権のいずれかが消滅した場合には、調整後取得請求権行使価額は、各回本優先株式の取得請求権行使の直前において、かかる転換型証券の取得請求権の行使、取得条項に定める事由の発生または新株予約権の行使により実際に交付された普通株式数のみを反映させるべく再計算されるものとする。 各回本優先株式の発行時において残存するすべての転換型証券および新株予約権は、各回本優先株式の発行日の翌日において発行されたものとみなされる。

現行発行要項	変　　更　　案
(iv)当会社が、普通株式を有するすべての株主に対して、特別現金配当または債務証書もしくは資産の分配（特別現金配当以外の金銭による剰余金の配当を除く。）を行う場合 かかる配当または分配の際に適用される取得請求権行使価額は、上記II.に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整される。当会社がかかる特別現金配当または分配を行うたびごとに、取得請求権行使価額の調整は行われるものとし、当該特別現金配当については、対象となる事業年度（以下に定義する。）の末日の翌日を、また、分配を受ける権利については、分配を受ける権利を有する株主を確定するために定められた基準日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。 「特別現金配当」とは、当会社が対象となる事業年度中の日を基準日とする金銭による剰余金の配当の合計額に基づく配当利回り（以下に定義する。）が、5%に直前の3事業年度の各事業年度中の日を基準日とする金銭による剰余金の配当の各合計額に基づく配当利回りの平均値を加えた値を超過する場合の金額とする。 「事業年度」とは、4月1日から翌年3月31日までの期間をいう。ただし、当会社が3月31日以外の日に終了するように事業年度を変更した場合、事業年度は、かかる変更に応じて変更されたものとみなされる。 「配当利回り」とは、下記の算式により求められる率とする。 $\frac{D}{P} \times 100\%$ 上記の算式において、 「D」は、対象となる事業年度中の日を基準日とする金銭による剰余金の配当について、当会社が決定した普通株式1株あたりの金銭による剰余金の配当の合計額に相当する。 「P」は、対象となる事業年度の東京証券取引所における普通株式の毎日（終値のない日を除く。）の終値の平均値に相当する。	(iv)当会社が、普通株式を有するすべての株主に対して、特別現金配当または債務証書もしくは資産の分配（特別現金配当以外の金銭による剰余金の配当を除く。）を行う場合 かかる配当または分配の際に適用される取得請求権行使価額は、上記II.に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整される。当会社がかかる特別現金配当または分配を行うたびごとに、取得請求権行使価額の調整は行われるものとし、当該特別現金配当については、対象となる事業年度（以下に定義する。）の末日の翌日を、また、分配を受ける権利については、分配を受ける権利を有する株主を確定するために定められた基準日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。 「特別現金配当」とは、当会社が対象となる事業年度中の日を基準日とする金銭による剰余金の配当の合計額に基づく配当利回り（以下に定義する。）が、5%に直前の3事業年度の各事業年度中の日を基準日とする金銭による剰余金の配当の各合計額に基づく配当利回りの平均値を加えた値を超過する場合の金額とする。 「事業年度」とは、4月1日から翌年3月31日までの期間をいう。ただし、当会社が3月31日以外の日に終了するように事業年度を変更した場合、事業年度は、かかる変更に応じて変更されたものとみなされる。 「配当利回り」とは、下記の算式により求められる率とする。 $\frac{D}{P} \times 100\%$ 上記の算式において、 「D」は、対象となる事業年度中の日を基準日とする金銭による剰余金の配当について、当会社が決定した普通株式1株あたりの金銭による剰余金の配当の合計額に相当する。 「P」は、対象となる事業年度の東京証券取引所における普通株式の毎日（終値のない日を除く。）の終値の平均値に相当する。

現行発行要項	変更案
(v)当会社が、普通株式の取得を、かかる取得日（以下、「取得日」という。）における普通株式1株あたりの時価を上回る1株あたりの価額をもって行う場合（当会社が会社法の規定に従い市場取引等により普通株式を取得する場合および端株買取請求権の行使に関連して普通株式を取得する場合を除く。）、または、転換型証券もしくは普通株式の交付を受けることができる権利が付されたその他の証券の償還もしくはその他の事由による取得を、取得日における普通株式の1株あたりの時価を上回る普通株式1株あたりの対価をもって行う場合 かかる取得の際において適用される取得請求権行使価額は、上記III.に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整される。当会社が普通株式またはかかる証券を償還またはその他の事由により取得するたびごとに、取得請求権行使価額の調整は行われるものとし、取得日の翌日をかかる調整後取得請求権行使価額の適用開始日とする。	(v)当会社が、普通株式の取得を、かかる取得日（以下、「取得日」という。）における普通株式1株あたりの時価を上回る1株あたりの価額をもって行う場合（当会社が会社法の規定に従い市場取引等により普通株式を取得する場合および単元未満株式買取請求権の行使に関連して普通株式を取得する場合を除く。）、または、転換型証券もしくは普通株式の交付を受けることができる権利が付されたその他の証券の償還もしくはその他の事由による取得を、取得日における普通株式の1株あたりの時価を上回る普通株式1株あたりの対価をもって行う場合 かかる取得の際において適用される取得請求権行使価額は、上記III.に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整される。当会社が普通株式またはかかる証券を償還またはその他の事由により取得するたびごとに、取得請求権行使価額の調整は行われるものとし、取得日の翌日をかかる調整後取得請求権行使価額の適用開始日とする。
(b)株式交換、株式移転、会社分割、合併、資本金の額の減少、普通株式の併合その他上記(a)に該当しない希薄化事由により取得請求権行使価額の調整を必要とする場合には、上記(a)に準じて取締役会が適当と判断する価額に調整される。取締役会は、誠実にかつ合理的な方法により、かかる調整を決定する。	(b)株式交換、株式移転、会社分割、合併、資本金の額の減少、普通株式の併合その他上記(a)に該当しない希薄化事由により取得請求権行使価額の調整を必要とする場合には、上記(a)に準じて取締役会が適当と判断する価額に調整される。取締役会は、誠実にかつ合理的な方法により、かかる調整を決定する。
(c)取得請求権行使価額調整式で使用する「時価」は、調整後取得請求権行使価額の適用開始日（ただし、上記(a)（ii）ただし書きの場合には株式の分割または無償割当てのための基準日（ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日））に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値（気配表示を含む。）の平均値（終値のない日数を除く。）とする。平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。なお、調整後取得請求権行使価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記(a)により取得請求権行使価額を調整すべき事由が生じた場合には、調整後取得請求権行使価額は上記(a)に準じて調整される。	(c)取得請求権行使価額調整式で使用する「時価」は、調整後取得請求権行使価額の適用開始日（ただし、上記(a)（ii）ただし書きの場合には株式の分割または無償割当てのための基準日（ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日））に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値（気配表示を含む。なお、決済合理化法の施行日の前日より前の取引日の終値については、その100分の1の値とする。）の平均値（終値のない日数を除く。）とする。平均値の計算は、円位未満小数第1位まで算出し、その小数第1位を四捨五入する。なお、調整後取得請求権行使価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記(a)により取得請求権行使価額を調整すべき事由が生じた場合には、調整後取得請求権行使価額は上記(a)に準じて調整される。

現行発行要項	変更案
(d)取得請求権行使価額調整式で使用する「調整前取得請求権行使価額」は、調整後取得請求権行使価額の適用開始日の前日において有効な取得請求権行使価額とする。 (e)取得請求権行使価額調整式で使用する「既発行普通株式数」は、権利を有する株主を確定するための基準日がある場合はその日、権利を有する株主を確定するための基準日がない場合は調整後取得請求権行使価額の適用開始日の1か月前の日における当会社の発行済普通株式数（ただし、普通株式に係る自己株式数を除く。）とする。 (f)取得請求権行使価額調整式で使用する「普通株式1株あたりの払込金額」は、それぞれ、上記(a)(ⅰ)の場合には当該払込金額（金銭以外の財産による払込の場合には、取締役会が適切と判断する独立の第三者（証券会社、銀行等）により評価されたかかる払込の適正市場価格）、上記(a)(ⅱ)の場合には0円、上記(a)(ⅲ)の場合には普通株式1株あたりの当該取得請求権行使価額または普通株式1株あたりの新株予約権の払込金額および行使に際しての払込金額の合計額とする。 (g)本③（上記(c)を除く。）において「普通株式」とは、普通株式、および(ⅰ)剰余金の配当または残余財産分配における優先権がなく、かつ（ⅱ）償還可能ではない株式が含まれるものとする。 ④上記③により取得請求権行使価額の調整を行う場合には、下限取得請求権行使価額についても、取得請求権行使価額調整式を、「取得請求権行使価額」を「下限取得請求権行使価額」に置き換えた上で適用して同様の調整を行い、上記③(b)により取得請求権行使価額の調整を行う場合には、下限取得請求権行使価額についても取締役会が適当と判断する価額に変更される。取締役会は、誠実にかつ合理的な方法により、かかる調整を決定する。下限取得請求権行使価額の調整は、上記③(b)に基づく取得請求権行使価額の調整と同時に有効になるものとする。	(d)取得請求権行使価額調整式で使用する「調整前取得請求権行使価額」は、調整後取得請求権行使価額の適用開始日の前日において有効な取得請求権行使価額とする。 (e)取得請求権行使価額調整式で使用する「既発行普通株式数」は、権利を有する株主を確定するための基準日がある場合はその日、権利を有する株主を確定するための基準日がない場合は調整後取得請求権行使価額の適用開始日の1か月前の日における当会社の発行済普通株式数（ただし、普通株式に係る自己株式数を除く。）とする。 (f)取得請求権行使価額調整式で使用する「普通株式1株あたりの払込金額」は、それぞれ、上記(a)(ⅰ)の場合には当該払込金額（金銭以外の財産による払込の場合には、取締役会が適切と判断する独立の第三者（証券会社、銀行等）により評価されたかかる払込の適正市場価格）、上記(a)(ⅱ)の場合には0円、上記(a)(ⅲ)の場合には普通株式1株あたりの当該取得請求権行使価額または普通株式1株あたりの新株予約権の払込金額および行使に際しての払込金額の合計額とする。 (g)本③（上記(c)を除く。）において「普通株式」とは、普通株式、および(ⅰ)剰余金の配当または残余財産分配における優先権がなく、かつ（ⅱ）償還可能ではない株式が含まれるものとする。 ④上記③により取得請求権行使価額の調整を行う場合には、下限取得請求権行使価額についても、取得請求権行使価額調整式を、「取得請求権行使価額」を「下限取得請求権行使価額」に置き換えた上で適用して同様の調整を行い、上記③(b)により取得請求権行使価額の調整を行う場合には、下限取得請求権行使価額についても取締役会が適当と判断する価額に変更される。取締役会は、誠実にかつ合理的な方法により、かかる調整を決定する。下限取得請求権行使価額の調整は、上記③(b)に基づく取得請求権行使価額の調整と同時に有効になるものとする。

現行発行要項	変更案
⑤各回本優先株式の取得と引換えに交付すべき普通株式数の算定方法 各回本優先株式の取得と引換えに交付すべき当会社の普通株式数は次のとおりとする。	⑤各回本優先株式の取得と引換えに交付すべき普通株式数の算定方法 各回本優先株式の取得と引換えに交付すべき当会社の普通株式数は次のとおりとする。
$\text{各回本優先株式の取得と引換えに交付すべき普通株式数} = \dfrac{\text{各回本優先株主が取得請求権行使のために提出した各回本優先株式の払込金額総額}}{\text{取得請求権行使価額}}$	$\text{各回本優先株式の取得と引換えに交付すべき普通株式数} = \dfrac{\text{各回本優先株主が取得請求権行使のために提出した各回本優先株式の払込金額総額}}{\text{取得請求権行使価額}}$
各回本優先株式の取得と引換えに交付すべき普通株式数の算出に当って1株に満たない端数は、会社法第167条第3項の規定によりこれを取り扱う。	各回本優先株式の取得と引換えに交付すべき普通株式数の算出に当って1株に満たない端数は、会社法第167条第3項の規定によりこれを取り扱う。なお、この結果、単元未満株式が生じたときは、単元未満株式の買取請求が行使されたものとし、現金精算する。
なお、本⑤に従う限り、いかなる数の各回本優先株式を有していたとしても、その各回優先株主1人が行う1回の取得請求により、普通株式1株に満たない部分は1つより多くは生じない。	なお、本⑤に従う限り、いかなる数の各回本優先株式を有していたとしても、その各回優先株主1人が行う1回の取得請求により、普通株式1単元に満たない部分は1つより多くは生じない。
⑥各回本優先株式の取得と引換えに交付する株式の内容 株式会社三井住友フィナンシャルグループ普通株式 ⑦取得請求受付場所 東京都千代田区丸の内1丁目4番4号 住友信託銀行株式会社　証券代行部 ⑧取得請求の効力発生 取得請求の効力は、取得請求書および各回本優先株式株券が上記⑦の取得請求受付場所に到着した日に発生する。	⑥各回本優先株式の取得と引換えに交付する株式の内容 株式会社三井住友フィナンシャルグループ普通株式 ⑦取得請求受付場所 東京都千代田区丸の内1丁目4番4号 住友信託銀行株式会社　証券代行部 ⑧取得請求の効力発生 取得請求の効力は、取得請求書および各回本優先株式株券が上記⑦の取得請求受付場所に到着した日に発生する。
(3)一斉取得 当会社は、取得請求期間中に取得の請求がなされなかった各回本優先株式については、同期間の末日の翌日（以下、「一斉取得日」という。）をもって、各回本優先株式1株の払込金額を一斉取得日に先立つ45取引日目に始まる30取引日の東京証券取引所における当会社の普通株式の普通取引の毎日の終値（気配表示を含む。）の平均値（終値のない日数を除く。）で除して得られる数の普通株式の交付と引換えに取得する。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円を下回るときは、各回本優先株式1株の払込金額を500,000円で除して得られる数の普通株式の交付と引換えに取得する。 かかる普通株式数の算出に当って1株に満たない端数が生じたときは、会社法第234条の規定によりこれを取り扱う。	(3)一斉取得 当会社は、取得請求期間中に取得の請求がなされなかった各回本優先株式については、同期間の末日の翌日（以下、「一斉取得日」という。）をもって、各回本優先株式1株の払込金額を一斉取得日に先立つ45取引日目に始まる30取引日の東京証券取引所における当会社の普通株式の普通取引の毎日の終値（気配表示を含む。）の平均値（終値のない日数を除く。）で除して得られる数の普通株式の交付と引換えに取得する。平均値の計算は円位未満小数第１位まで算出し、その小数第１位を四捨五入する。ただし、当該平均値が5,000円を下回るときは、各回本優先株式1株の払込金額を5,000円で除して得られる数の普通株式の交付と引換えに取得する。 かかる普通株式数の算出に当って1株に満たない端数が生じたときは、会社法第234条の規定によりこれを取り扱う。

現 行 発 行 要 項	変 更 案
（新　設）	附 則 1. 変更後の各項の規定は、決済合理化法の施行日の前日から実施する。
（新　設）	2. 16. (2)③に定める取得請求権行使価額の調整は、決済合理化法の施行日の前日を効力発生日とする株式分割については適用しない。

平成 20 年 5 月 8 日

各　位

株式会社三井住友フィナンシャルグループ
(コード番号８３１６)

優先出資証券の条件決定に関するお知らせ

株式会社三井住友フィナンシャルグループ（取締役社長　北山禎介）は、平成 20 年 4 月 28 日付「海外特別目的子会社の設立及び優先出資証券の発行に関するお知らせ」において公表いたしました海外特別目的子会社による優先出資証券の発行に関し、下記のとおり発行条件を決定いたしましたので、お知らせいたします。

記

発　行　体	SMFG Preferred Capital USD 2 Limited
	英国領ケイマン諸島に新たに設立した、当社が議決権を 100%保有する海外特別目的子会社
証券の種類	米ドル建 配当非累積的 永久優先出資証券
	当社普通株式への交換権は付与されません
発行総額	1,800 百万米ドル
配　当　率	年 8.75% (固定)
発行価格	1 証券あたり 1 千米ドル
資金使途	本優先出資証券の発行代り金は、最終的に、当社の子銀行である株式会社三井住友銀行への永久劣後特約付貸付金として全額使用する予定
優先順位	本優先出資証券は、残余財産分配請求権において、当社が発行する優先株式と実質的に同順位
発行形態	ユーロ市場における募集及び米国市場における適格機関投資家向け私募
上　　場	シンガポール証券取引所 (予定)
払込予定日	平成 20 年 5 月 12 日

(注)　関係法令に基づく必要な届出、許認可の効力発生を前提としております。

以　上

ご注意：この文書は、株式会社三井住友フィナンシャルグループによる優先出資証券発行に関して一般に公表するための発表文であり、日本国内外を問わず一切の投資勧誘またはそれに類する行為のために作成されたものではありません。また、この文書は米国内への証券の募集・販売を構成するものではありません。上記の優先出資証券は、1933 年米国証券法に従って登録がなされたものでも、また、今後登録がなされるものでもなく、1933 年米国証券法に基づいて当該優先出資証券の登録を行うか又は登録の免除なしでは米国内で募集または販売することはできません。

平成20年5月8日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号８３１６）

子会社の異動に関するお知らせ

株式会社三井住友フィナンシャルグループ（取締役社長　北山禎介）は、平成20年4月28日付「海外特別目的子会社の設立及び優先出資証券の発行に関するお知らせ」において公表いたしましたとおり、優先出資証券の発行を目的として特別目的子会社 SMFG Preferred Capital USD 2 Limited を設立し、また、当社の連結子会社である株式会社三井住友銀行（頭取 奥正之）は、優先出資証券の発行を目的として特別目的子会社 SMBC Preferred Capital USD 2 Limited を設立しましたが、今般、これら2社の資本金の額が増加することとなりました。

これに伴い、SMFG Preferred Capital USD 2 Limited および SMBC Preferred Capital USD 2 Limited が当社の特定子会社に該当することとなりましたので、お知らせいたします。

なお、各特別目的子会社の発行する優先出資証券には議決権がないため、当社が保有する（間接保有を含む）議決権の議決権総数に対する割合は、異動の前後において変更はありません。

記

1. 異動の理由

当社ならびに株式会社三井住友銀行は、それぞれ上記の特別目的子会社の普通株式の100%を保有していますが、平成20年5月12日に予定されている優先出資証券の発行に係る払込みおよび同日に予定されている株式会社三井住友銀行に対する普通株式の発行に係る払込みに伴い、各特別目的子会社の資本金の額が増加することとなりました。その結果、SMFG Preferred Capital USD 2 Limited および SMBC Preferred Capital USD 2 Limited の資本金の額が、当社の資本金の額の百分の十以上に相当することとなったため、新たに当社の特定子会社に該当するものです。

2. 異動する子会社の概要

(1) 当社が設立した特別目的子会社

名称	SMFG Preferred Capital USD 2 Limited
所在地	ケイマン諸島・KY1-1104・グランドケイマン・アグランドハウス 私書箱 309 PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands
異動の年月日	平成 20 年 5 月 12 日
事業の内容	優先出資証券の発行等
決算期	毎年 1 月 24 日
役員・従業員の数	役員 3 名、従業員無し
資本金の額	1,800 百万米ドル 1 セント
発行済株式（出資証券）総数（1 株[証券]あたりの発行価格）	普通株式: 1 株（1 株あたり 0.01 米ドル） 優先出資証券: 1,800,000 株（1 証券あたり 1,000 米ドル）
株主構成	普通株式: 三井住友フィナンシャルグループ 100% 優先出資証券: 三井住友フィナンシャルグループ以外 100%

(2) 株式会社三井住友銀行が設立した特別目的子会社

名称	SMBC Preferred Capital USD 2 Limited
所在地	ケイマン諸島・KY1-1104・グランドケイマン・アグランドハウス 私書箱 309 PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands
異動の年月日	平成 20 年 5 月 12 日
事業の内容	優先出資証券の発行等
決算期	毎年 1 月 24 日
役員・従業員の数	役員 3 名、従業員無し
資本金の額	1,811 百万米ドル
発行済株式（出資証券）総数（1 株[証券]あたりの発行価格）	普通株式: 1,100,000,000 株（1 株あたり 0.01 米ドル） 優先出資証券: 1,800,000 株（1 証券あたり 1,000 米ドル）
株主構成	普通株式: 三井住友銀行 100% 優先出資証券: 三井住友銀行以外 100% (SMFG Preferred Capital USD 2 Limited)

以　上

ご注意: この文書は、株式会社三井住友フィナンシャルグループの子会社の異動に関して一般に公表するための発表文であり、日本国内外を問わず一切の投資勧誘またはそれに類する行為のために作成されたものではありません。また、この文書は米国内への証券の募集・販売を構成するものではありません。上記の優先出資証券は、1933 年米国証券法に従って登録がなされたものでも、また、今後登録がなされるものでもなく、1933 年米国証券法に基づいて当該優先出資証券の登録を行うか又は登録の免除なしでは米国内で募集または販売することはできません。


FASF

平成 20 年 5 月 16 日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

投資単位の引下げに関する考え方及び方針について

投資単位の引下げにつきましては、株価水準、株主数、株式の流動性及び費用対効果等を考慮し、現時点では実施する状況にはないと考えておりますが、これら諸要素の推移及び市場のニーズ等を総合的に判断し、適宜検討してまいります。

以　上

【本件に関するお問い合わせ先】
広報部　　TEL：03 - 5512 - 2676

Policy Concerning Reduction of Stock Investment Unit

TOKYO, May 16, 2008 --- Sumitomo Mitsui Financial Group, Inc. (SMFG) today announced its policy concerning reduction of stock investment unit.

SMFG does not believe there is a need to reduce the stock investment unit at this time, taking into account the stock price, number of shareholders, liquidity of shares on the stock market, cost-effectiveness, and other factors. However, it will continue to examine the matter as circumstances change.


FASF
MEMBERSHIP

Sumitomo Mitsui Financial Group, Inc.

Revision of Dividends and Earnings Forecasts for Fiscal Year Ended March 31, 2008

TOKYO, April 28, 2008 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG") announces a revision of its dividends (common stock) and earnings forecasts for the fiscal year ended March 31, 2008, which were announced in November 2007.

1. Revision of dividends forecast (common stock)

SMFG has a basic policy of increasing profit distribution stably and continuously through a sustainable growth of its corporate value while enhancing its capital for maintaining financial soundness. Under a medium-term management plan titled "LEAD THE VALUE" Plan, SMFG aims for realizing payout ratio of over 20% on a consolidated net income basis in the fiscal year ending March 31, 2010 from the viewpoint of increasing return to shareholders.

In line with such policy, SMFG determined to increase dividend payout ratio to over 20% in the fiscal year ended March 31, 2008, considering such factors as year-over-year increase in consolidated earnings and so on.

Accordingly, SMFG revised its fiscal year-end dividends forecast (common stock) from ¥5,000 per share to ¥7,000, a year-over-year increase of ¥2,000. As a result, annual dividends per share will be ¥12,000 (including semi-annual dividends of ¥5,000 paid in December 2007), a year-over-year increase of ¥5,000.

(Yen)

		Dividends per share (common stock)		
		Interim-end (*2)	Fiscal year-end	Annual
Previous forecast (*1)	(A)	¥ 5,000	¥ 5,000	¥ 10,000
Revised forecast	(B)	5,000	7,000	12,000
Change	(B – A)	–	+ 2,000	+ 2,000
Results for the fiscal year ended March 31, 2007		–	7,000	7,000

(*1) Announced in November 2007

(*2) Paid in December 2007

(Note) Dividend payout ratio on a consolidated net income basis in the fiscal year ended March 31, 2008 is expected to be approximately 21%. Result in the fiscal year ended March 31, 2007 was 13%.

Dividends forecast on preferred stock (1st to 12th series type 4 and 1st series type 6) remains unchanged.

2. Revision of consolidated earnings forecast

SMFG revised its consolidated earnings forecast for the fiscal year ended March 31, 2008 mainly because Sumitomo Mitsui Banking Corporation ("SMBC"), a major consolidated subsidiary of SMFG, records increased credit cost and impairment loss on stockholdings due mainly to decline in stock prices.

SMFG, however, expects year-over-year increase in ordinary profit and net income.

(Billions of yen, except percentages)

		Ordinary income	Ordinary profit	Net income
Previous forecast (*)	(A)	¥4,300	¥940	¥570
Revised forecast	**(B)**	**4,600**	**830**	**460**
Change	(B – A)	300	(110)	(110)
Percentage change	(%)	7.0%	(11.7)%	(19.3)%
Results for the fiscal year ended March 31, 2007		3,901.3	798.6	441.4

(*) Announced in November 2007

Forecast on non-consolidated earnings remains unchanged.

[Appendix 1]

I. Revision of SMFG consolidated earnings forecast (fiscal year ended March 31, 2008)

(Billions of yen)

	Fiscal year ended March 31, 2007 (Result)	Fiscal year ended March 31, 2008 (Revised) (a)	Fiscal year ended March 31, 2008 (Previous) (b)	Change from the previous forecast (a) – (b)
Ordinary profit	¥ 798.6	¥ 830	¥ 940	¥ (110)
Net income	441.4	460	570	(110)

As described in II below, SMBC expects banking profit (before provision for general reserve for possible loan losses) to be almost the same as the previous forecast, however, it records increased credit cost and loss on impairment of stockholdings. As a result, SMFG expects ordinary profit to be approximately ¥830 billion and net income to be approximately ¥460 billion, both ¥110 billion below the previous forecast.

SMFG, however, expects year-over-year increase in ordinary profit and net income.

II. Revision of SMBC non-consolidated earnings forecast (fiscal year ended March 31, 2008)

(Billions of yen)

	Fiscal year ended March 31, 2007 (Result)	Fiscal year ended March 31, 2008 (Revised) (a)	Fiscal year ended March 31, 2008 (Previous) (b)	Change from the previous forecast (a) – (b)
Banking profit (before provision for general reserve for possible loan losses)	¥ 740.6	¥ 820	¥ 830	¥ (100)
Ordinary profit	573.3	510	600	(90)
Net income	315.7	205	315	(110)
Total credit cost	(89.5)	(150)	(110)	(40)
Gains (losses) on stocks, net	11.1	(140)		
[Impairment loss on stocks]	[(38.6)]	[(165)]		

Banking profit (before provision for general reserve for possible loan losses)

SMBC expects banking profit to be approximately ¥820 billion, almost the same as the previous forecast, and a substantial increase year-over-year. This is led by such factors as increase in profit of SMBC's Treasury Unit reflecting gains on sale of bonds earned amid declining interest rates in domestic and overseas markets, although it records losses on write-off and sale of sub-prime loan related securitized products.

Total credit cost

SMBC expects total credit cost to be approximately ¥150 billion, ¥40 billion above the previous forecast, due mainly to unanticipated deterioration in credit quality of certain borrowers led by their worsened financial conditions and so on.

Ordinary profit

SMBC expects ordinary profit to be approximately ¥510 billion, ¥90 billion below the previous forecast. This is mainly attributable to (i) factors mentioned above and (ii) losses on stocks of approximately ¥140 billion as a result of impairment of stockholdings (approximately ¥165 billion) reflecting decline in stock prices.

Net income

SMBC expects net income to be approximately ¥205 billion, ¥110 billion below the previous forecast, due mainly to the decrease in ordinary profit.

III. Forecast on problem assets based on the Financial Reconstruction Law (SMBC, Non-consolidated basis)

(Billions of yen, except percentages)

	March 31, 2007 (Result)	September 30, 2007 (Result)	March 31, 2008 (Forecast)
Problem assets based on the Financial Reconstruction Law	¥ 738.7	¥ 773.6	¥ 800
Problem asset ratio	1.2 %	1.2 %	1.2%

Problem assets are expected to be ¥800 billion as of March 31, 2008. Problem asset ratio will remain at a low-level of 1.2%.

IV. Forecast on net unrealized gains on other securities (SMBC, Non-consolidated basis)

(Billions of yen)

	March 31, 2007 (Result)	September 30, 2007 (Result)	March 31, 2008 (Forecast)
Net unrealized gains (losses) on other securities	¥ 1,833.2	¥ 1,517.8	¥ 755
Stocks	1,978.7	1,716.3	936
Bonds	(151.4)	(157.7)	(130)
Others	5.9	(40.8)	(51)

[Appendix 2]

Sub-prime loan related exposure and monoline related exposure (preliminary)

1. Sub-prime loan related exposure

(1) Balances after provisions and write-offs

As of March 31, 2008, SMBC had the U.S. sub-prime loan related exposure as follows.

(Billions of yen)

Securitized products, net of write-offs	approximately ¥5
Warehousing loans with sub-prime related assets as collateral in the U.S. after provisions and write-offs	approximately ¥1

SMBC had no valuation gains or losses on such securitized products as of March 31, 2008 because it made necessary provisions and write-offs.

(2) Realized losses in the fiscal year ended March 31, 2008: approximately ¥93 billion

SMBC made necessary provisions and write-offs for sub-prime loan related exposures of ¥93 billion in the fiscal year ended March 31, 2008; that is to say SMBC recorded impairment of more than 90% of the sub-prime loan related exposures in terms of acquisition cost. As a result, SMBC held a limited exposure of approximately ¥6 billion as of March 31, 2008.

(Billions of yen)

	As of Mar. 31, 2008 (acquisition cost)	Provisions and write-offs in the fiscal year ended Mar. 31, 2008				Balances, net of provisions and write-offs		
		1st half	2nd half	4th quarter		as of Mar. 31, 2008	Change from Sept. 30, 2007	Change from Dec. 31, 2007
Securitized products	74	(17)	(52)	7	(69)	5	(65)	(5)
Warehousing loans etc.	21	(11)	(9)	(1)	(20)	1	(13)	(4)
Subtotal (a)	95	(28)	(61)	6	(89)	6	(78)	(9)
Loss on sale in the period (b)		(4)	0	0	(4)	sales amount: approximately ¥350 billion		
Impact on profit (a) + (b)		(32)	(61)	6	(93)			

(Notes) 1. Above amounts include foreign exchange translation adjustments.
2. Gains on reversal of provisions of ¥6 billion expect to be recorded in the fourth quarter due mainly to a decrease of the amount in yen led by exchange fluctuations.

Most of the assets held by ABCP programs which SMBC sponsors are receivables of corporate clients and do not include sub-prime loan related assets. Further, SMBC had no securities issued by Structured Investment Vehicles.

Subsidiaries other than SMBC had no sub-prime loan related exposure.

2. Monoline related exposure

(1) Exposures and mark-to-market value

SMBC and other consolidated subsidiaries had the following transactions with U.S. monoline insurance companies as of March 31, 2008.

(Billions of yen)

(a) Exposures guaranteed or insured by monoline insurance companies	approximately ¥40
(b) Mark-to-market value of credit derivatives traded with monoline insurance companies(*) after provisions and write-offs	approximately ¥30

(*) Exposures to monoline insurance companies related to intermediate transaction of credit derivatives which are used for hedging credit risk (Possible claim amount for monoline insurance companies, which is equivalent to valuation loss of reference assets, when contracts are terminated)

Notional amount of reference assets, net of provisions and realized losses, amounted to approximately ¥560 billion

(2) Losses realized in the fiscal year: approximately ¥30 billion

Monoline insurance companies guarantee payment when underlying assets or reference assets become unpaid. Our profit or loss is basically affected by the credit conditions and prices of underlying and reference assets, and is also affected by the credit conditions of monoline insurance companies.

The underlying and reference assets of our transactions are investment grade assets and do not include sub-prime loan related assets.

Though we do not always suffer losses due to rating downgrades of monoline insurance companies, the monoline insurance company's credit rating has worsened considerably, and we made loss provisions for all amount of the exposure to the company. In the end, we terminated such transaction and realized losses of approximately ¥30 billion in order to avoid additional losses.

The amount (1) (b) mentioned above does not include such credit derivatives transactions because losses on such transactions have been realized. Other monoline insurance companies have retained their high credit ratings at the present time.

In addition, SMBC had commitment line contracts of approximately ¥16 billion (¥0.01 billion withdrawn) with insurance companies which had a monoline subsidiaries. These insurance companies have no credit standing problem as of now.

平成20年4月28日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号８３１６）

海外特別目的子会社の設立及び優先出資証券の発行に関するお知らせ

株式会社三井住友フィナンシャルグループ（取締役社長　北山禎介）は、本日開催の取締役会において、海外特別目的子会社による優先出資証券を発行することとし、かかる優先出資証券の発行を目的とする100%出資子会社を英国領ケイマン諸島に設立することを決議しましたので、お知らせいたします。

本優先出資証券は、海外特別目的子会社が発行する配当非累積的永久優先出資証券であり、本邦の自己資本比率規制における基本的項目（Tier I）に算入される予定です。なお、本優先出資証券には、当社の普通株式への交換権は付与されておりません。

記

発行体	SMFG Preferred Capital USD 2 Limited
	英国領ケイマン諸島に新たに設立する、当社が議決権を100%保有する海外特別目的子会社
証券の種類	米ドル建 配当非累積的 永久優先出資証券
	当社普通株式への交換権は付与されません
発行総額	未定
資金使途	本優先出資証券の発行代り金は、最終的に、当社の子銀行である株式会社三井住友銀行への永久劣後特約付貸付金として全額使用する予定
優先順位	本優先出資証券は、残余財産分配請求権において、当社が発行する優先株式と実質的に同順位
発行形態	ユーロ市場における募集及び米国市場における適格機関投資家向け私募
上場	シンガポール証券取引所（予定）

（注）　関係法令に基づく必要な届出、許認可の効力発生を前提としております。

以　上

ご注意：この文書は、株式会社三井住友フィナンシャルグループによる優先出資証券発行に関して一般に公表をするための発表文であり、日本国内外を問わず一切の投資勧誘またはそれに類する行為のために作成されたものではありません。また、この文書は米国内への証券の募集・販売を構成するものではありません。上記の優先出資証券は、1933年米国証券法に従って登録がなされたものでも、また、今後登録がなされるものでもなく、1933年米国証券法に基づいて当該優先出資証券の登録を行うか又は登録の免除なしでは米国内で募集または販売することはできません。

平成20年4月28日

各　位

株式会社 三井住友フィナンシャルグループ
(コード番号 8316)

優先出資証券の償還に関するお知らせ

当社および当社の連結子会社である株式会社三井住友銀行（以下、「三井住友銀行」）は、本日開催の取締役会において、以下のとおり、当社および三井住友銀行の子会社であるSB Treasury Company L.L.C.の発行した優先出資証券について、全額償還することを決議いたしましたので、お知らせいたします。

記

1．償還する優先出資証券の概要

発行体	SB Treasury Company L.L.C.
発行証券の種類	配当非累積的永久優先出資証券
償還期限	定めず
任意償還	平成20年6月以降の各配当支払日に任意償還可能
配当	固定配当 ただし平成20年6月の配当支払日以降に開始する配当期間については、ステップアップ後の変動配当率が適用される。
発行総額	1,800百万米ドル
発行日	平成10年2月18日
償還対象総額	1,800百万米ドル

2．償還予定日

平成20年6月30日（月）

以　上

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Redemption of Non-Cumulative Preferred Securities

TOKYO, April 28, 2008 --- Sumitomo Mitsui Financial Group, Inc. (SMFG) hereby announces that SMFG and Sumitomo Mitsui Banking Corporation (SMBC) resolved at their respective Board of Directors held today to authorize the redemption in full of the preferred securities issued by SB Treasury Company L.L.C., which is a subsidiary of both SMFG and SMBC, as stated below.

1. Summary of Non-cumulative Preferred Securities to be Redeemed

Issuer	SB Treasury Company L.L.C.
Type of Securities Issued	Non-cumulative preferred securities (the "Preferred Securities")
Maturity	Perpetual
Optional Redemption	The Preferred Securities may be redeemed at the option of the Issuer on any dividend payment date on and after the dividend payment date in June 2008.
Dividends	At a fixed rate Provided, however, that with respect to each dividend period commencing on and after the dividend payment date in June 2008, dividends will be payable at a stepped-up floating rate.
Total Issue Amount	$1,800,000,000
Issue Date	February 18, 1998
Redemption Amount	$1,800,000,000

2. Scheduled Redemption Date

June 30, 2008



平成 20 年 4 月 28 日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

平成 20 年 3 月期 配当予想及び連結業績予想の修正について

当社は、平成 19 年 11 月の中間決算発表時に公表した平成 20 年 3 月期（平成 19 年 4 月 1 日～平成 20 年 3 月 31 日）における普通株式の配当予想を、下記のとおり修正することと致しました。

また、その前提となる平成 20 年 3 月期の連結業績予想につきましても下記のとおり修正致しますので、あわせてお知らせします。

記

1. 配当予想の修正（普通株式）

当社は内部留保の充実に留意しつつ、企業価値の持続的な向上を通じて、安定的且つ継続的に利益配分の増加を図る方針であり、中期経営計画「LEAD THE VALUE 計画」においても、株主の皆さまへの利益還元の強化を図るべく、連結当期純利益に対する配当性向を 20%超とすることを目標としております。

今般、上記方針の下、平成 19 年度連結決算における前期比増益等の業績動向等を踏まえまして、平成 19 年度の配当性向を 20%超とすることと致しました。

そのため、普通株式の期末配当金額を前回予想（平成 19 年 11 月の中間決算発表時に公表）の 1 株当たり 5,000 円から 2,000 円増額し、7,000 円と致します。これにより中間配当金(5,000 円)と合わせた普通株式の年間配当金は 1 株当たり 12,000 円（前期比 5,000 円増配）となります。

	1 株当たり配当金（円）		
基　準　日	中間期末	期　末	年　間
前回予想（平成19年11月）　(A)	5,000	5,000	10,000
今回修正予想　(B)	5,000	7,000	12,000
増　減　額　(B-A)	－	＋ 2,000	＋ 2,000
（ご参考）前期実績（平成19年3月期）	－	7,000	7,000

（注1）上記の中間期末配当金は実績額
（注2）連結当期純利益に対する配当性向＝20年3月期（見込）：21%、19年3月期：13%

なお、第 1-12 回第四種優先株式及び第 1 回第六種優先株式につきましては、配当予想に修正はありません。

2. 連結業績予想の修正

子会社である三井住友銀行における与信関係費用の増加及び株価下落による株式等の減損の発生を主因として、平成 20 年 3 月期連結業績予想を以下のとおり修正致します。

なお、前期比では経常利益、当期純利益とも増益となる見込みです。

（金額単位　億円）

	経常収益	経常利益	当期純利益
前　回　予　想（平成19年11月）　(A)	43,000	9,400	5,700
今回修正予想　(B)	46,000	8,300	4,600
増　減　額　(B-A)	＋ 3,000	△ 1,100	△ 1,100
増　減　率　(%)	＋ 7.0	△ 11.7	△ 19.3
（ご参考）前期実績（平成19年3月期）	39,013	7,986	4,414

（※）当社単体の業績予想に修正はありません。

以　上

【本件に関するお問い合わせ先】
広報部　　TEL：03 - 5512 - 2676

（ご参考１）

１．三井住友フィナンシャルグループの連結業績予想（平成20年３月期）

（金額単位　億円）

	平成18年度（実績）	平成19年度（今回予想）①	平成19年度（前回予想）②	前回予想比 ①－②
経常利益	7,986	8,300	9,400	△ 1,100
当期純利益	4,414	4,600	5,700	△ 1,100

下記2.に記載のとおり、子会社の三井住友銀行において、業務純益（一般貸倒引当前）は概ね前回予想並みを見込むものの、与信関係費用の増加及び株式等の減損の発生を主因として、経常利益及び当期純利益は前回予想比1,100億円減益のそれぞれ8,300億円、4,600億円程度となる見込み。
なお、前年比では経常利益、当期純利益ともに増益となる見込み。

２．三井住友銀行の単体業績予想（平成20年３月期）

（金額単位　億円）

	平成18年度（実績）	平成19年度（今回予想）①	平成19年度（前回予想）②	前回予想比 ①－②
業務純益（一般貸倒引当前）	7,406	8,200	8,300	△ 100
経常利益	5,733	5,100	6,000	△ 900
当期純利益	3,157	2,050	3,150	△ 1,100
与信関係費用	△ 895	△ 1,500	△ 1,100	△ 400
株式等損益	111	△ 1,400		
（うち減損）	(△ 386)	(△ 1,650)		

【業務純益(一般貸倒引当前)】
サブプライムローン関連の証券化商品の償却・売却に伴う損失等があったものの、内外の金利低下局面を捉えた債券売却益計上等による市場営業部門収益の増益等により、概ね前回予想並みの8,200億円程度を確保する見込み。
また、前年比では大幅な増益となる見込み。

【与信関係費用】
一部の債務者において業況悪化等による想定外の劣化が発生したこと等から、前回予想比400億円増加の1,500億円程度となる見込み。

【経常利益】
上記要因に加え、株価下落による株式等の減損（約1,650億円）の発生により株式等損益が△1,400億円程度となることから、前回予想比900億円減益の5,100億円程度となる見込み。

【当期純利益】
経常利益の減少等により前回予想比1,100億円減益の2,050億円程度となる見込み。

3．三井住友銀行の金融再生法開示債権の見込（平成 20 年 3 月末、単体）

（金額単位　億円）

	19年3月末（実績）	19年9月末（実績）	20年3月末（見込）
金融再生法開示債権	7,387	7,736	8,000
不良債権比率（％）	1.2	1.2	1.2

20 年 3 月末の金融再生法開示債権は残高で約 8,000 億円、不良債権比率で前期末比横這いの 1.2％と、引続き低い水準を維持する見込み。

4．三井住友銀行のその他有価証券評価損益の見込（平成 20 年 3 月末、単体）

（金額単位　億円）

	19年3月末（実績）	19年9月末（実績）	20年3月末（見込）
その他有価証券評価損益	18,332	15,178	7,550
株式	19,787	17,163	9,360
債券	△ 1,514	△ 1,577	△ 1,300
その他	59	△ 408	△ 510

（ご参考２）

サブプライムローン関連の証券化商品等、モノライン保険会社との取引の状況
（概数・速報値）

１．サブプライムローン関連の証券化商品等

(1) 残高（償却・引当控除後）

平成20年3月末における三井住友銀行の米国サブプライムローン関連のエクスポージャーは、次のとおりです。

（金額単位　億円）

①証券化商品（償却後）	50
②米国拠点で行っているウェアハウジングローン等のうち、サブプライムローン関連資産が担保となっている部分（償却・引当控除後）	10

なお、証券化商品は評価損見合いを全額償却しており、平成20年3月末時点での評価損はございません。

(2) 平成19年度の損失処理額・・・・・・・・・・・・・・約▲930億円

平成19年度において約▲930億円の損失処理を行った結果、平成20年3月末残存分の取得原価対比の償却・引当率は9割以上となり、残存するエクスポージャーも約60億円と極めて少額であります。

（金額単位　億円）

	20年3月末残存分取得原価	19年度　償却・引当額 上期	下期	うち1-3月	年度	20年3月末償却・引当控除後残高	19/9末比	19/12末比
証券化商品	740	▲ 170	▲ 520	70	▲ 690	50	▲ 650	▲ 50
ｳｪｱﾊｳｼﾞﾝｸﾞﾛｰﾝ等	210	▲ 110	▲ 90	▲ 10	▲ 200	10	▲ 130	▲ 40
小　計　①	950	▲ 280	▲ 610	60	▲ 890	60	▲ 780	▲ 90
期中売却損　②		▲ 40	0	0	▲ 40	←（売却額　約3,500億円）		
損益影響　①＋②		▲ 320	▲ 610	（戻入）60	▲ 930			

(注1) 為替換算影響を含む。
(注2) 平成20年1～3月期の償却・引当コストは約60億円の戻入（損失額の減少）となりますが、これは為替変動による円換算額減少等が要因です。

三井住友銀行がスポンサーを務めているＡＢＣＰプログラムの保有資産は、顧客の売掛債権が大半であり、サブプライムローン関連の資産は含まれておりません。また、いわゆるＳＩＶ（Structured Investment Vehicle）の発行する有価証券は保有しておりません。

なお、三井住友銀行以外の連結子会社におけるサブプライムローン関連のエクスポージャーはありません。

2．モノライン保険会社との取引

(1) 残高・時価評価額

平成20年3月末における三井住友銀行等連結子会社のモノライン保険会社（米国金融保証専門会社）との取引の状況は次のとおりです。

（金額単位 億円）

①モノライン保険会社保証付の投融資等残高	400
②モノライン保険会社を取引相手とするクレジットデリバティブ取引の時価評価額（※）（損失処理済分控除後）	300

（※）クレジットデリバティブ（信用リスクのヘッジを目的とするデリバティブ）の仲介取引におけるカバー先のモノライン保険会社に対するエクスポージャー（参照債権の評価損失額見合として、取引清算時にモノライン保険会社宛に請求可能な見積額）。

参照債権残高（損失処理済分控除後）は約5,600億円。

(2) 平成19年度の損失処理額・・・・・・・・・・・・・・・約▲300億円

これらの取引については、原債権・参照債権から生じる損失をモノライン保険会社が保証するものであり、損益影響はあくまで原債権・参照債権の信用状態や価格状況をベースとした上で、モノライン保険会社の信用状態により発生することになります。

当グループが行っている上記取引の原債権・参照債権は投資適格ランクの債権です。またサブプライムローン関連のものは含まれておりません。

従って、モノライン保険会社の格付け低下により一概に損失が発生するものではありませんが、クレジットデリバティブ取引において、一部のモノライン保険会社の信用状態が大幅に悪化したため、当該保険会社宛の時価評価額の全額に対し引当金を計上するとともに、追加損失の発生を回避する観点から、当該取引に係る損失上限額を確定させる取引（損失処理額約▲300億円）を行っております。

なお、このクレジットデリバティブ取引は損失上限額を確定済でかつ当該損失全額に対して引当処理済のため、上記（1）②の時価評価額・参照債権残高からは控除しております。これ以外のモノライン保険会社については、現状高格付けを維持しております。

また、上記以外に、モノライン保険会社をグループの一部に持つ保険会社への融資枠等が約160億円（実行済額：0.1億円）ありますが、当該保険会社の信用状態に問題となる状況は発生しておりません。


RECEIVED


FASF

平成 20 年 4 月 4 日

各　　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

当社連結子会社（株式会社みなと銀行）の業績予想及び配当予想の修正について

当社の連結子会社である株式会社みなと銀行が、平成 19 年 11 月 14 日の中間決算発表時に公表した平成 20 年 3 月期（平成 19 年 4 月 1 日～平成 20 年 3 月 31 日）の業績予想及び配当予想を別添資料のとおり修正しましたので、お知らせ致します。

以　　上

【本件に関するお問い合わせ先】
広報部　ＴＥＬ：03－5512－2676



平成20年4月4日

各　位

会 社 名　　株式会社 みなと銀行
代表者名　　取締役頭取 籔本 信裕
(コード番号 8543 東証・大証第一部)
問合せ先　常務取締役企画部長 今西 昭文
(TEL 078-333-3224)

平成20年3月期　業績予想及び配当予想の修正に関するお知らせ

平成19年11月14日に公表しました平成20年3月期（平成19年4月1日～平成20年3月31日）の業績予想及び配当予想を下記のとおり修正いたしましたのでお知らせいたします。

記

1. 平成20年3月期の業績予想数値の修正（平成19年4月1日～平成20年3月31日）

【連結】　(単位：百万円)

	経常収益	経常利益	当期純利益	1株当たり当期純利益
前回発表予想（A）	80,200	13,800	7,300	17円78銭
今回修正予想（B）	81,300	8,200	5,900	14円37銭
増減額（B－A）	1,100	▲5,600	▲1,400	▲3円41銭
増減率（%）	1.4%	▲40.6%	▲19.2%	▲19.2%
（ご参考）前期実績（平成19年3月期）	75,703	12,153	6,948	17円76銭

【単体】　(単位：百万円)

	経常収益	経常利益	当期純利益	1株当たり当期純利益
前回発表予想（A）	72,200	12,600	6,500	15円83銭
今回修正予想（B）	73,300	7,000	4,800	11円69銭
増減額（B－A）	1,100	▲5,600	▲1,700	▲4円14銭
増減率（%）	1.5%	▲44.4%	▲26.2%	▲26.1%
（ご参考）前期実績（平成19年3月期）	67,698	10,368	5,577	14円25銭

2. 業績予想修正の理由

大口先を中心とした債務者区分の劣化により、前回予想比、不良債権処理費用が36億円上回り、一般貸倒引当金を26億円積み増したことから、経常利益が連結で82億円、単体で70億円と、それぞれ予想を56億円下回る見込みとなりました。

なお、当期純利益は連結で59億円、単体で48億円となる見込みであります。

3. 期末配当予想の修正

	1株当たり配当金（円）	
	期末	年間
前回公表予想	5円00銭	5円00銭
今回修正予想	4円00銭	4円00銭
（ご参考）前期実績 (平成19年3月期)	4円00銭	4円00銭

4. 配当予想修正の理由

単体の当期純利益は前回公表予想を17億円下回り、前期比7億円減少の48億円と見込まれることから、当期の期末配当につきましては、安定的な配当実施の考え方を踏まえ、前期と同額の1株当たり4円に修正させていただきます。

以　上


FASF
MEMBERSHIP

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Financial Group Announces Revision of Earnings and Dividends Forecasts of a Consolidated Subsidiary (The Minato Bank, Limited)

TOKYO, April 4, 2008 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG") hereby announces that The Minato Bank, Limited, a consolidated subsidiary of SMFG, has revised its earnings and dividends forecasts published on November 14, 2007 (see Appendix).

(Appendix)

Minato Bank Announces
Revision of Earnings and Dividends Forecast for Fiscal Year 2007

KOBE, Japan, April 4, 2008 --- The Minato Bank, Limited ("Minato Bank") announces its revision of earnings and dividends forecast for the fiscal year 2007 ended March 31, 2008, which was previously published on November 14, 2007.

1. Revision of earnings forecast (Fiscal year ended March 31, 2008)

(Consolidated) (Millions of yen, except percentages and per share amounts)

	Total income	Ordinary profit	Net income	Net income per share
Previous forecast (A)	80,200	13,800	7,300	17.78
Revised forecast (B)	81,300	8,200	5,900	14.37
Difference (B)−(A)	1,100	(5,600)	(1,400)	(3.41)
Percentage change	1.4%	(40.6)%	(19.2)%	(19.2)%
(Reference) Fiscal year 2006	75,703	12,153	6,948	17.76

(Non-consolidated) (Millions of yen, except percentages and per share amounts)

	Total income	Ordinary profit	Net income	Net income per share
Previous forecast (A)	72,200	12,600	6,500	15.83
Revised forecast (B)	73,300	7,000	4,800	11.69
Difference (B)−(A)	1,100	(5,600)	(1,700)	(4.14)
Percentage change	1.5%	(44.4)%	(26.2)%	(26.1)%
(Reference) Fiscal year 2006	67,698	10,368	5,577	14.25

2. Reason for the revision of earnings forecast

Minato Bank expects ordinary profit to have decreased ¥5.6 billion both on consolidated and non-consolidated bases to ¥8.2 billion and ¥7.0 billion, respectively, due to a ¥3.6 billion increase in disposal of problem loans and a ¥2.6 billion increase in provision for general reserve for possible loan losses compared with the previous forecast mainly due to the deterioration of some borrowers with large-exposure.
Net income on consolidated and non-consolidated bases are expected to be ¥5.9 billion and ¥4.8 billion, respectively.

3.Revision of dividends forecast

	Dividends per share (yen)	
	Year-end	Fiscal 2007
Previous forecast	5.00	5.00
Revised forecast	4.00	4.00
(Reference) Fiscal year 2006	4.00	4.00

4. Reason for the revision of dividends forecast

Minato Bank expects net income on a non-consolidated basis to have decreased ¥0.7 billion to ¥4.8 billion year on year, ¥1.7 billion below the previous forecast.
Accordingly, Minato Bank, under the stable dividend policy, has revised the year-end dividend forecast to ¥4, unchanged from the previous fiscal year.

File No. 82-4395
Exhibit A2(a)

RECEIVED
2008 JUL -1 A 8:17

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成20年5月13日
【会社名】	株式会社三井住友フィナンシャルグループ
【英訳名】	Sumitomo Mitsui Financial Group, Inc.
【代表者の役職氏名】	取締役社長　北 山 禎 介
【本店の所在の場所】	東京都千代田区有楽町一丁目１番２号
【電話番号】	(03)5512-3411（大代表）
【事務連絡者氏名】	財務部副部長　山 崎　武
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社大阪証券取引所 （大阪市中央区北浜一丁目８番16号） 株式会社名古屋証券取引所 （名古屋市中区栄三丁目３番17号）

1 【提出理由】

当社の特定子会社に異動がありましたので、金融商品取引法第24条の５第４項並びに企業内容等の開示に関する内閣府令第19条第１項及び第２項第３号の規定に基づき本報告書を提出するものであります。

2 【報告内容】

特定子会社の異動

名称	SMFG Preferred Capital USD 2 Limited	SMBC Preferred Capital USD 2 Limited
住所	ケイマン諸島・KY1-1104・グランドケイマン・アグランドハウス 私書箱309 PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	ケイマン諸島・KY1-1104・グランドケイマン・アグランドハウス 私書箱309 PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands
代表者の氏名	車谷 暢昭	三上 剛
資本金の額	1,800,000千米ドル1セント	1,811,000千米ドル
事業の内容	優先出資証券の発行等	優先出資証券の発行等
異動前における当社の所有に係る当該特定子会社の議決権の数	1個	1個 (1個)
異動前における当社の所有に係る当該特定子会社の議決権の総数に対する割合	100%	100% (100%)
異動後における当社の所有に係る当該特定子会社の議決権の数	1個	1,100百万個 (1,100百万個)
異動後における当社の所有に係る当該特定子会社の議決権の総数に対する割合	100%	100% (100%)
異動の理由	当社がSMFG Preferred Capital USD 2 Limitedを設立し、その普通株式を全て取得するとともに、同社を通じて優先出資証券を発行したこと	当社の子会社である三井住友銀行が、SMBC Preferred Capital USD 2 Limitedを設立し、その普通株式を全て取得するとともに、同社を通じて優先出資証券を発行したこと
異動の年月日	平成20年5月12日	平成20年5月12日

(注) 「異動後における当社の所有に係る当該特定子会社の議決権の数」及び「異動後における当社の所有に係る当該特定子会社の議決権の総数に対する割合」欄の（ ）内は子会社による間接所有の数及び割合（内書き）であります。

以 上

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成20年5月13日
【会社名】	株式会社三井住友銀行
【英訳名】	Sumitomo Mitsui Banking Corporation
【代表者の役職氏名】	頭取　奥 正 之
【本店の所在の場所】	東京都千代田区有楽町一丁目１番２号
【電話番号】	(03)3501-1111(大代表)
【事務連絡者氏名】	財務企画部副部長　山 崎　武
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	金融商品取引法の規定による備置場所はありません。

1 【提出理由】

当行の特定子会社に異動がありましたので、金融商品取引法第24条の５第４項並びに企業内容等の開示に関する内閣府令第19条第１項及び第２項第３号の規定に基づき、本報告書を提出するものであります。

2 【報告内容】

特定子会社の異動

名称	SMBC Preferred Capital USD 2 Limited
住所	ケイマン諸島・KY1-1104・グランドケイマン・アグランドハウス 私書箱309 PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands
代表者の氏名	三上 剛
資本金の額	1,811,000千米ドル
事業の内容	優先出資証券の発行等
異動前における当行の所有に係る当該特定子会社の議決権の数	1 個
異動前における当行の所有に係る当該特定子会社の総株主等の議決権に対する割合	100 %
異動後における当行の所有に係る当該特定子会社の議決権の数	1,100百万個
異動後における当行の所有に係る当該特定子会社の総株主等の議決権に対する割合	100%
異動の理由	当行がSMBC Preferred Capital USD 2 Limitedを設立し、その普通株式を全て取得するとともに、同社を通じて優先出資証券を発行したこと
異動の年月日	平成20年5月12日

以 上



Financial Results
Fiscal Year 2007
-Supplementary Information-

Sumitomo Mitsui Financial Group, Inc.
Sumitomo Mitsui Banking Corporation

<Table of Contents>

Page

Financial Highlights for FY2007

(Notes) 1. <Consolidated>: Consolidated figures of Sumitomo Mitsui Financial Group, Inc. ("SMFG")

2. <Non-consolidated>: Non-consolidated figures of Sumitomo Mitsui Banking Corporation ("SMBC")

Financial Highlights for FY2007

1. Income Analysis

<SMBC Non-consolidated>

(Millions of yen)

		FY2007	Change	FY2006
Gross banking profit	1	1,484,783	140,293	1,344,490
Excluding gains (losses) on bonds	2	*1,514,841*	*57,938*	*1,456,903*
Gross domestic profit	3	1,198,285	48,344	1,149,941
Excluding gains (losses) on bonds	4	*1,208,293*	*(16,352)*	*1,224,645*
Net interest income	5	914,625	10,436	904,189
Trust fees	6	3,710	231	3,479
Net fees and commissions	7	263,035	(26,843)	289,878
Net trading income	8	8,531	4,646	3,885
Net other operating income	9	8,383	59,874	(51,491)
Gains (losses) on bonds	10	*(10,007)*	*64,696*	*(74,703)*
Gross international profit	11	286,497	91,949	194,548
Excluding gains (losses) on bonds	12	*(306,548)*	*74,290*	*232,258*
Net interest income	13	56,193	22,930	33,263
Net fees and commissions	14	69,327	5,787	63,540
Net trading income	15	432,454	334,719	97,735
Net other operating income	16	(271,477)	(271,486)	9
Gains (losses) on bonds	17	*(20,051)*	*17,658*	*(37,709)*
Expenses (excluding non-recurring losses)	18	(665,091)	(61,203)	(603,888)
Personnel expenses	19	(211,681)	(21,051)	(190,630)
Non-personnel expenses	20	(413,317)	(35,077)	(378,240)
Taxes	21	(40,092)	(5,075)	(35,017)
Banking profit (before provision for general reserve for possible loan losses)	22	819,691	79,090	740,601
Excluding gains (losses) on bonds	23	*(849,750)*	*(3,265)*	*853,015*
Provision for general reserve for possible loan losses	24	-	(41,728)	41,728
Banking profit	25	819,691	37,361	782,330
Gains (losses) on bonds	26	(30,058)	82,355	(112,413)
Non-recurring gains (losses)	27	(308,952)	(99,935)	(209,017)
Credit related costs	28	(155,011)	(23,335)	(131,676)
Gains (losses) on stocks	29	(141,002)	(152,100)	11,098
Gains on sale of stocks	30	26,718	(23,486)	50,204
Losses on sale of stocks	31	(2,311)	(1,765)	(546)
Losses on devaluation of stocks	32	(165,409)	(126,850)	(38,559)
Other non-recurring gains (losses)	33	(12,937)	75,502	(88,439)
Ordinary profit	34	510,739	(62,574)	573,313
Extraordinary gains (losses)	35	(3,284)	(16,899)	13,615
Gains (losses) on disposal of fixed assets	36	(5,849)	(4,169)	(1,680)
Losses on impairment of fixed assets	37	(4,700)	(1,020)	(3,680)
Gains on reversal of reserve for possible loan losses	38	7,238	7,238	-
Gains on collection of written-off claims	39	7	(448)	455
Gains on return of securities from retirement benefits trust	40	-	(36,330)	36,330
Losses on liquidation of subsidiary	41	-	17,809	(17,809)
Income before income taxes	42	507,454	(79,474)	586,928
Income taxes, current	43	(16,031)	476	(16,507)
Income taxes, deferred	44	(285,680)	(31,000)	(254,680)
Net income	45	205,742	(109,998)	315,740

		FY2007	Change	FY2006
Total credit cost (24+28+38+39)	46	(147,765)	(58,274)	(89,491)
Provision for general reserve for possible loan losses	47	96,900	55,172	41,728
Write-off of loans	48	(121,801)	(71,333)	(50,468)
Provision for specific reserve for possible loan losses	49	(91,603)	(47,245)	(44,358)
Losses on sales of delinquent loans	50	(33,209)	4,053	(37,262)
Provision for loan loss reserve for specific overseas countries	51	1,941	1,529	412
Gains on collection of written-off claims	52	7	(448)	455

(Note) Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

<Consolidated>

(Millions of yen)

		FY2007	Change	FY2006
Consolidated gross profit	1	2,116,248	210,075	1,906,173
Net interest income	2	1,210,383	41,791	1,168,592
Trust fees	3	3,752	244	3,508
Net fees and commissions	4	611,993	2,808	609,185
Net trading income	5	469,571	343,946	125,625
Net other operating income	6	(179,453)	(178,715)	(738)
General and administrative expenses	7	(978,896)	(90,335)	(888,561)
Credit related costs	8	(249,922)	(103,736)	(146,186)
Write-off of loans	9	(141,750)	(60,335)	(81,415)
Provision for specific reserve for possible loan losses	10	(172,570)	(95,124)	(77,446)
Provision for general reserve for possible loan losses	11	99,350	45,980	53,370
Other credit cost	12	(34,952)	5,743	(40,695)
Gains (losses) on stocks	13	(7,063)	(51,793)	44,730
Equity in earnings (losses) of affiliates	14	(41,760)	62,410	(104,170)
Other income (expenses)	15	(7,444)	5,930	(13,374)
Ordinary profit	16	831,160	32,550	798,610
Extraordinary gains (losses)	17	97,795	89,615	8,180
Losses on impairment of fixed assets	18	(5,161)	25,387	(30,548)
Gains on collection of written-off claims	19	1,355	119	1,236
Gains on return of securities from retirement benefits trust	20	-	(36,330)	36,330
Gains on change in equity	21	103,133	103,133	-
Income before income taxes and minority interests	22	928,955	122,165	806,790
Income taxes, current	23	(103,900)	(16,082)	(87,818)
Income taxes, deferred	24	(282,538)	(63,768)	(218,770)
Minority interests in net income	25	(80,980)	(22,130)	(58,850)
Net income	26	461,536	20,185	441,351

(Note) Consolidated gross profit = (Interest income - interest expenses)+ Trust fees + (Fees and commissions (income) - Fees and commissions (expenses)) + (Trading profits - Trading losses) + (Other operating income - Other operating expenses)

		FY2007	Change	FY2006
Total credit cost (8+19)	27	(248,566)	(103,616)	(144,950)

(Reference)

(Billions of yen)

		FY2007	Change	FY2006
Consolidated net business profit	28	1,022.9	98.7	924.2

(Note) Consolidated net business profit = (SMBC Non-consolidated banking profit (before provision for general reserve for possible loan losses)) + (Other consolidated subsidiaries' ordinary profit (excluding non-recurring items)) + (Affiliates' ordinary profit) X (Ownership ratio) - (Internal transaction (dividends, etc.))

(Number of consolidated subsidiaries and affiliates)

		Mar. 31, 2008	Change	Mar. 31, 2007
Consolidated subsidiaries	29	268	87	181
Affiliated companies accounted for by equity method	30	74	12	62

2. Banking Profit per Employee / Overhead Ratio <SMBC Non-consolidated>

(Millions of yen, %)

	FY2007	Change	FY2006
(1)Banking profit (before provision for general reserve for possible loan losses)	819,691	79,090	740,601
Per employee (thousands of yen)	45,583	1,300	44,283
(2)Banking profit	819,691	37,361	782,330
Per employee (thousands of yen)	45,583	(1,195)	46,778
(3)Banking profit (before provision for general reserve for possible loan losses, excluding gains (losses) on bonds)	849,750	(3,265)	853,015
Per employee (thousands of yen)	47,255	(3,750)	51,005

	FY2007	Change	FY2006
Overhead ratio	44.8	(0.1)	44.9

(Notes) 1. Employees include executive officers (who are not board members) and overseas local staff, and exclude temporary staff, employees temporarily transferred from other companies, and transferred staff to other companies.

2. Banking profit per employee is calculated on the basis of the average number of employees during the period.

3. Overhead ratio = Expenses (excluding non-recurring losses) / Gross banking profit

3. Interest Spread (Domestic) <SMBC Non-consolidated>

(%)

	FY2007	Six Months ended Sep. 30, 2007	Six Months ended Mar. 31, 2008	Three months ended Dec. 31, 2007	Three months ended Mar. 31, 2008	FY2006
Yield on interest earning assets (A)	1.78	1.78	1.79			1.56
Interest earned on loans and bills discounted (C)	2.04	2.00	2.07	2.06	2.09	1.73
Interest earned on securities	1.27	1.37	1.16			1.17
Total cost of funding (including expenses) (B)	1.25	1.21	1.29			0.98
Cost of interest bearing liabilities	0.38	0.36	0.40			0.19
Interest paid on deposits, etc. (D)	0.23	0.22	0.24	0.23	0.25	0.10
Interest paid on other liabilities	0.69	0.71	0.68			0.42
Expense ratio	0.87	0.85	0.89			0.79
Overall interest spread (A) - (B)	0.53	0.57	0.50			0.58
Interest spread (C) - (D)	1.81	1.78	1.83	1.83	1.84	1.63

4. Gains (Losses) on Securities <SMBC Non-consolidated>

(Millions of yen)

	FY2007	Change	FY2006
Gains (losses) on bonds	(30,058)	82,355	(112,413)
Gains on sales	97,996	77,137	20,859
Losses on sales	(25,861)	105,042	(130,903)
Gains on redemption	23	(1,096)	1,119
Losses on redemption	(35,624)	(32,136)	(3,488)
Losses on devaluation	(66,592)	(66,592)	-

	FY2007	Change	FY2006
Gains (losses) on stocks	(141,002)	(152,100)	11,098
Gains on sales	26,718	(23,486)	50,204
Losses on sales	(2,311)	(1,765)	(546)
Losses on devaluation	(165,409)	(126,850)	(38,559)

5. Unrealized Gains (Losses) on Securities

(1) Evaluation method of securities

Trading purpose		Fair value method (net valuation gains (losses) are recognized in income statement)
Held-to-maturity purpose		Amortized cost method
Other securities	With market value	Fair value method (net valuation gains (losses) are directly included in Net assets)
	Without market value	Cost method or amortized cost method
Investments in subsidiaries and affiliates		Cost method

(Reference) Securities in money held in trust

Investment purpose		Fair value method (net valuation gains (losses) are recognized in income statement)
Other money held in trust	With market value	Fair value method (net valuation gains (losses) are directly included in Net assets)
	Without market value	Cost method or amortized cost method

(2) Unrealized gains (losses)

<SMBC Non-consolidated> (Millions of yen)

	Mar. 31, 2008				Mar. 31, 2007		
	Net unrealized gains (losses)				Net unrealized gains (losses)		
	(a)	(a) - (b)	Gains	Losses	(b)	Gains	Losses
Held-to-maturity purpose	17,075	30,139	18,373	(1,298)	(13,064)	200	(13,265)
Stocks of subsidiaries and affiliates	1,054	(6,904)	14,885	(13,831)	7,958	85,505	(77,547)
Other securities	755,749	(1,077,142)	1,030,778	(275,029)	1,832,891	2,028,694	(195,802)
Stocks	936,324	(1,042,425)	992,665	(56,341)	1,978,749	1,990,476	(11,727)
Bonds	(129,508)	21,936	15,579	(145,087)	(151,444)	748	(152,193)
Others	(51,067)	(56,654)	22,533	(73,600)	5,587	37,469	(31,882)
Other money held in trust	(29)	(351)	-	(29)	322	322	-
Total	773,849	(1,054,258)	1,064,037	(290,188)	1,828,107	2,114,723	(286,615)
Stocks	937,378	(1,049,329)	1,007,551	(70,172)	1,986,707	2,075,981	(89,274)
Bonds	(112,432)	52,258	33,952	(146,385)	(164,690)	768	(165,458)
Others	(51,096)	(57,186)	22,533	(73,630)	6,090	37,972	(31,882)

(Notes) 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in 'Cash and due from banks & Deposits with banks' and on beneficiary claims on loan trust and commodity investment trusts in 'Commercial paper and other debt purchased'.
2. Unrealized gains (losses) of stocks (excluding stocks of subsidiaries and affiliates) are calculated with the average market price during the final month of the fiscal year. Rest of the securities are valuated at market prices as of the balance sheet date.
3. Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. The figures in the table above indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.

<Consolidated> (Millions of yen)

	Mar. 31, 2008				Mar. 31, 2007		
	Net unrealized gains (losses)				Net unrealized gains (losses)		
	(a)	(a) - (b)	Gains	Losses	(b)	Gains	Losses
Held-to-maturity purpose	16,755	29,820	18,379	(1,623)	(13,065)	200	(13,266)
Other securities	745,420	(1,079,748)	1,042,530	(297,109)	1,825,168	2,032,120	(206,952)
Stocks	936,228	(1,036,419)	999,414	(63,186)	1,972,647	1,987,337	(14,689)
Bonds	(132,892)	24,475	18,645	(151,537)	(157,367)	1,805	(159,173)
Others	(57,915)	(67,803)	24,469	(82,385)	9,888	42,977	(33,089)
Other money held in trust	(29)	(351)	-	(29)	322	322	-
Total	762,146	(1,050,278)	1,060,909	(298,763)	1,812,424	2,032,643	(220,218)
Stocks	936,228	(1,036,419)	999,414	(63,186)	1,972,647	1,987,337	(14,689)
Bonds	(115,944)	54,669	37,025	(152,969)	(170,613)	1,825	(172,439)
Others	(58,137)	(68,528)	24,469	(82,607)	10,391	43,480	(33,089)

(Notes) 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in 'Cash and due from banks & Deposits with banks' and on beneficiary claims on loan trust in 'Commercial paper and other debt purchased'.
2. Unrealized gains (losses) of stocks are mainly calculated with the average market price during the final month of the interim period. Rest of the securities are valuated at market prices as of the balance sheet date.
3. Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. The figures in the table above indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.

6. Redemption Schedule of Other Securities <SMBC Non-consolidated>

Redemption schedule of other securities with maturities and bonds classified as held-to-maturity

(Billions of yen)

	Mar. 31, 2008					Mar. 31, 2007				
	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total
Bonds	2,051.0	7,334.1	1,569.8	1,681.5	12,636.6	3,423.9	3,593.2	2,261.9	2,000.8	11,280.0
Japanese government bonds	1,637.3	5,087.7	439.0	1,635.0	8,799.2	2,784.9	1,353.7	884.5	1,904.0	6,927.3
Japanese local government bonds	64.0	114.0	152.6	0.3	331.1	83.7	132.4	304.0	0.4	520.7
Japanese corporate bonds	349.5	2,132.4	978.0	46.1	3,506.1	555.1	2,107.0	1,073.3	96.3	3,831.9
Other	579.5	3,755.9	560.5	386.5	5,282.5	501.5	422.8	678.1	783.9	2,386.5
Total	2,630.5	11,090.0	2,130.3	2,068.1	17,919.1	3,925.5	4,016.1	2,940.0	2,784.8	13,666.5

7. Overview of Derivative Transactions (on Deferred Hedge Accounting Basis) <SMBC Non-consolidated>

(Billions of yen)

	Mar. 31, 2008				Mar. 31, 2007			
	Assets (a)	Liabilities (b)	Net assets (a) - (b)	Net deferred gains (losses)	Assets (c)	Liabilities (d)	Net assets (c) - (d)	Net deferred gains (losses)
Interest rate swaps	17.9	62.4	(44.5)	(131.2)	49.6	78.1	(28.5)	(143.1)
Currency swaps	26.3	1.3	25.0	0.4	7.1	6.4	0.7	0.6
Others	3.1	0.8	2.3	65.6	0.4	0.5	(0.1)	(2.0)
Total	47.3	64.5	(17.2)	(65.2)	57.1	85.0	(27.9)	(144.5)

(Notes) 1. Derivative transactions are valuated at fair value on the balance sheet.

2. SMBC applied deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instrument as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No. 24 and No. 25.

3. Figures for Net deferred gains (losses) are those before application of tax effect accounting.

(Appendix) Contract amount of interest rate swaps (on deferred hedge accounting basis), classified by maturity

(Billions of yen)

	Mar. 31, 2008				Mar. 31, 2007			
	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate /payable floating rate	6,090.1	10,350.3	3,289.7	19,730.1	7,118.7	11,868.4	4,429.8	23,416.9
Receivable floating rate /payable fixed rate	938.3	5,668.6	4,440.6	11,047.5	1,103.2	5,191.6	5,218.6	11,513.4
Receivable floating rate /payable floating rate	0.2	50.5	-	50.7	200.0	30.5	20.3	250.8
Total contract amount	7,028.6	16,069.4	7,730.3	30,828.3	8,421.9	17,090.5	9,668.7	35,181.1

8. Employee Retirement Benefits

(1) Projected benefit obligation

<SMBC Non-consolidated> (Millions of yen)

		Mar. 31, 2008	Change	Mar. 31, 2007
Projected benefit obligation	(A)	839,583	(1,901)	841,484
<Discount rate>		*<2.5%>*	< - >	*<2.5%>*
Fair value of plan assets	(B)	938,244	(211,779)	1,150,023
Reserve for employee retirement benefits	(C)	-	-	-
Prepaid pension cost	(D)	209,071	33,227	175,844
Unrecognized prior service cost (deductible from the obligation)	(E)	(36,831)	11,084	(47,915)
Unrecognized actuarial net gain (loss)	(A-B-C+D-E)	147,241	232,020	(84,779)

(Reference) <Consolidated> (Millions of yen)

		Mar. 31, 2008	Change	Mar. 31, 2007
Projected benefit obligation	(A)	919,082	8,943	910,139
Fair value of plan assets	(B)	975,920	(210,140)	1,186,060
Reserve for employee retirement benefits	(C)	38,701	4,277	34,424
Prepaid pension cost	(D)	212,370	34,188	178,182
Unrecognized prior service cost (deductible from the obligation)	(E)	(37,118)	11,139	(48,257)
Unrecognized actuarial net gain (loss)	(A-B-C+D-E)	153,949	237,854	(83,905)

(2) Cost for employee retirement benefits

<SMBC Non-consolidated> (Millions of yen)

		FY2007	Change	FY2006
Cost for employee retirement benefits	(A)	(1,610)	(1,301)	(309)
Service cost		15,374	(341)	15,715
Interest cost on projected benefit obligation		21,037	(24)	21,061
Expected returns on plan assets		(31,509)	(1,844)	(29,665)
Amortization of unrecognized prior service cost		(11,084)	-	(11,084)
Amortization of unrecognized actuarial net gain (loss)		3,889	1,166	2,723
Others		682	(257)	939
Gains on return of securities from retirement benefits trust	(B)	-	36,330	(36,330)
Total	(A+B)	(1,610)	35,029	(36,639)

(Reference) <Consolidated> (Millions of yen)

		FY2007	Change	FY2006
Pension expenses	(A)	5,863	(1,744)	7,607
Gains on return of securities from retirement benefits trust	(B)	-	36,330	(36,330)
Total	(A+B)	5,863	34,585	(28,722)

9. Capital Ratio <Consolidated>

(Billions of yen, %)

	Mar. 31, 2008 [Preliminary]	Change	Mar. 31, 2007
(1) Capital ratio	10.55	(0.76)	11.31
Tier I ratio	6.94	0.50	6.44
(2) Tier I	4,381.5	478.2	3,903.3
(3) Tier II	3,021.9	(618.3)	3,640.2
(4) Subtraction items	737.8	47.0	690.8
(5) Total capital (2) + (3) - (4)	6,665.5	(187.2)	6,852.7
(6) Risk-adjusted assets	63,121.0	2,580.7	60,540.3
(7) Required Capital (6)X8%	5,049.7	206.5	4,843.2

<SMBC consolidated> (%)

Capital ratio (BIS Guidelines)	12.19	(0.76)	12.95

<SMBC Non-consolidated> (%)

Capital ratio (BIS Guidelines)	12.67	(0.78)	13.45

10. ROE <Consolidated>

(%)

	FY2007	change	FY2006
ROE (numerator: Net income)	13.2	0.1	13.1

(Note)

ROE = (Net income - Dividends on preferred stocks) / {(Net assets at the beginning of the term) - (Number of preferred shares outstanding at the beginning of the term) X (Issue price) - (Stock acquisition rights at the beginning of the term) - (Minority interests at the beginning of the term) + (Net assets at the end of the term) - (Number of preferred shares outstanding at the end of the term) X (Issue price) - (Stock acquisition rights at the end of the term) - (Minority interests at the end of the term)} / 2 X 100

(%)

	FY2007	change	FY2006
Diluted ROE (numerator: Net income)	12.3	1.8	10.5

(Note)

Diluted ROE = Net income / {(Net assets at the beginning of the term) - (Stock acquisition rights at the beginning of the term) - (Minority interests at the biginning of the term) + (Net assets at the end of the term) - (Stock acquisition rights at the end of the term) - (Minority interests at the end of the term)} / 2 X 100

11. Classification under Self-Assessment, Disclosure of Problem Assets, and Write-Offs / Reserves <SMBC Non-consolidated>

<As of Mar. 31, 2008>

(Billion of yen)

Category of Borrowers under Self-Assessment	Problem Assets based on the Financial Reconstruction Law	Classification under Self-Assessment: Classification I	Classification II	Classification III	Classification IV	Reserve for possible loan losses	Reserve Ratio
Bankrupt Borrowers / Effectively Bankrupt Borrowers	Bankrupt and Quasi-Bankrupt Assets 117.8 (i) (Change from Mar. 31, 2007: + 8.9)	Portion of claims secured by collateral or guarantees, etc. 104.3 (a)		Fully reserved 13.5	Direct Write-Offs (*1)	Specific Reserve 18.3 (*2)	100% (*3)
Potentially Bankrupt Borrowers	Doubtful Assets 402.0 (ii) (Change from Mar. 31, 2007: +101.9)	Portion of claims secured by collateral or guarantees, etc. 180.8 (b)		Necessary amount reserved 221.2		Specific Reserve 170.8 (*2)	77.21% (*3)
Borrowers Requiring Caution	Substandard Loans 284.1 (iii) (Change from Mar. 31, 2007: - 45.6) (Claims to Substandard Borrowers)	Portion of Substandard Loans secured by collateral or guarantees etc. 85.2 (c)				General Reserve for Substandard Loans 88.5	44.57% (*3); 14.56% (*3)
	Normal Assets 63,928.2	Claims to Borrowers Requiring Caution, excluding claims to Substandard Borrowers				General Reserve 430.9	6.25% [10.38%] (*4)
Normal Borrowers		Claims to Normal Borrowers					0.20% (*4)
					Loan loss Reserve for Specific Overseas Countries	0.0	

Total	64,732.1 (iv)
Problem asset ratio ((v)/(iv))	1.24% (Change from Mar. 31, 2007: (+0.03%))
Total Reserve for possible loan losses	620.0
D: Specific Reserve + General Reserve for Substandard Loans (*2)	277.6
Reserve Ratio (*5) (D/C)	64.02%
A=(i)+(ii)+(iii)	803.9 (v) (Change from Mar. 31, 2007: + 65.2)
B: Portion secured by collateral or guaranteed, etc. (a)+(b)+(c)	370.3
C: Unsecured portion (A - B)	433.6
Coverage Ratio ((B+D)/A)	80.60%

(*1) Includes amount of direct reduction totaling JPY 333.8 billion.

(*2) Includes reserve for assets that are not subject to disclosure based on the Financial Reconstruction Law standards. (Bankrupt/Effectively Bankrupt Borrowers: JPY 4.8 billion, Potentially Bankrupt Borrowers: JPY 6.6 billion)

(*3) Reserve ratios for claims on Bankrupt Borrowers, Effectively Bankrupt Borrowers, Potentially Bankrupt Borrowers, Substandard Borrowers and Borrowers Requiring Caution including Substandard Borrowers are the proportion of reserve for the possible loan losses to each category's total unsecured claims.

(*4) Reserve ratios for claims on Normal Borrowers and Borrowers Requiring Caution (excluding claims to Substandard Borrowers) are the proportion of the reserve for possible loan losses to the respective claims of each category.
The reserve ratio for unsecured claims on Borrowers Requiring Caution (excluding claims to Substandard Borrowers) is shown in [ ].

(*5) The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

12. Risk-Monitored Loans

<SMBC Non-consolidated>

(Millions of yen)

		Mar. 31, 2008 (a)	(a) - (b)	Mar. 31, 2007 (b)
Risk-monitored loans	Bankrupt loans	48,734	14,980	33,754
	Non-accrual loans	437,699	80,067	357,632
	Past due loans (3 months or more)	23,747	3,204	20,543
	Restructured loans	260,405	(48,728)	309,133
	Total	770,587	49,523	721,064
	Amount of direct reduction	291,246	24,373	266,873
Total loans (term-end balance)		56,957,813	3,201,373	53,756,440

(%)

Ratio to total loans	Bankrupt loans	0.1	0.0	0.1
	Non-accrual loans	0.8	0.1	0.7
	Past due loans (3 months or more)	0.0	0.0	0.0
	Restructured loans	0.5	(0.1)	0.6
	Total	1.4	0.1	1.3

<Consolidated>

(Millions of yen)

		Mar. 31, 2008 (a)	(a) - (b)	Mar. 31, 2007 (b)
Risk-monitored loans	Bankrupt loans	73,472	12,757	60,715
	Non-accrual loans	607,226	99,937	507,289
	Past due loans (3 months or more)	26,625	4,607	22,018
	Restructured loans	385,336	(92,026)	477,362
	Total	1,092,661	25,275	1,067,386
	Amount of direct reduction	433,447	3,112	430,335
Total loans (term-end balance)		62,144,874	3,455,552	58,689,322

(%)

Ratio to total loans	Bankrupt loans	0.1	0.0	0.1
	Non-accrual loans	1.0	0.1	0.9
	Past due loans (3 months or more)	0.0	0.0	0.0
	Restructured loans	0.6	(0.2)	0.8
	Total	1.8	0.0	1.8

13. Reserve for Possible Loan Losses

<SMBC Non-consolidated>

(Millions of yen)

		Mar. 31, 2008		Mar. 31, 2007
		(a)	(a) - (b)	(b)
Reserve for possible loan losses		620,004	(57,569)	677,573
	General reserve	430,919	(99,888)	530,807
	Specific reserve	189,084	44,260	144,824
	Loan loss reserve for specific overseas countries	0	(1,941)	1,941
	Amount of direct reduction	333,811	35,497	298,314

<Consolidated>

(Millions of yen)

		Mar. 31, 2008		Mar. 31, 2007
		(a)	(a) - (b)	(b)
Reserve for possible loan losses		894,702	5,609	889,093
	General reserve	593,714	(89,875)	683,589
	Specific reserve	300,987	97,425	203,562
	Loan loss reserve for specific overseas countries	0	(1,941)	1,941
	Amount of direct reduction	518,594	28,471	490,123

14. Reserve Ratio to Risk-Monitored Loans

<SMBC Non-consolidated>

(%)

	Mar. 31, 2008		Mar. 31, 2007
	(a)	(a) - (b)	(b)
Before direct reduction	89.8	(9.0)	98.8
After direct reduction	80.5	(13.5)	94.0

<Consolidated>

(%)

	Mar. 31, 2008		Mar. 31, 2007
	(a)	(a) - (b)	(b)
Before direct reduction	92.6	0.5	92.1
After direct reduction	81.9	(1.4)	83.3

(Note) Reserve ratio to risk-monitored loans = (Reserve for possible loan losses) / (Risk-monitored loans)

15. Problem Assets Based on the Financial Reconstruction Law and the Coverage

<SMBC Non-consolidated>

(Millions of yen, %)

	Mar. 31, 2008 (a)	(a) - (b)	Mar. 31, 2007 (b)
Bankrupt and quasi-bankrupt assets	117,757	8,864	108,893
Doubtful assets	402,028	101,931	300,097
Substandard loans	284,153	(45,524)	329,677
Total (A)	803,939	65,272	738,667
Normal assets	63,928,140	3,385,902	60,542,238
Total (B)	64,732,080	3,451,174	61,280,906
Problem asset ratio (A/B)	1.24	0.03	1.21
Amount of direct reduction	333,811	35,497	298,314

(Note) Problem Assets Based on the Financial Reconstruction Law include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

(Millions of yen)

	Mar. 31, 2008 (a)	(a) - (b)	Mar. 31, 2007 (b)
Total coverage (C)	647,950	61,269	586,681
Reserve for possible loan losses* (D)	277,591	33,888	243,703
Amount recoverable due to guarantees, collateral and others (E)	370,359	27,382	342,977

* Sum of general reserve for Substandard loans and specific reserve.

(%)

	(a)	(a) - (b)	(b)
Coverage ratio (C) / (A)	80.60	1.18	79.42
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	123.19	(14.97)	138.16

(%)

	(a)	(a) - (b)	(b)
Reserve ratio to unsecured assets (D) / (A - E)	64.02	2.43	61.59
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	143.00	(28.24)	171.24

<Consolidated>

(Millions of yen, %)

	Mar. 31, 2008 (a)	(a) - (b)	Mar. 31, 2007 (b)
Bankrupt and quasi-bankrupt assets	206,634	12,842	193,792
Doubtful assets	507,167	122,350	384,817
Substandard loans	418,841	(87,183)	506,024
Total (A)	1,132,643	48,011	1,084,632
Normal assets	69,001,954	4,186,347	64,815,607
Total (B)	70,134,597	4,234,357	65,900,240
Problem asset ratio (A/B)	1.61	(0.04)	1.65

(Millions of yen)

	Mar. 31, 2008 (a)	(a) - (b)	Mar. 31, 2007 (b)
Total coverage (C)	915,910	34,409	881,501
Reserve for possible loan losses (D)	319,935	38,277	281,658
Amount recoverable due to guarantees, collateral and others (E)	595,975	(3,868)	599,843

(%)

	(a)	(a) - (b)	(b)
Coverage ratio (C) / (A)	80.86	(0.41)	81.27
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	131.61	(5.67)	137.28

(%)

	(a)	(a) - (b)	(b)
Reserve ratio to unsecured assets (D) / (A - E)	59.62	1.52	58.10
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	166.71	(16.69)	183.40

16. Progress in Off-Balancing of Problem Assets <SMBC Non-consolidated>

(Performance of the first half-year)

(Billions of yen)

	Mar. 31, 2007	Change in the six months ended Sep. 30, 2007	Problem assets newly classified during the six months ended Sep. 30, 2007	Amount of off-balancing	Sep. 30, 2007
Bankrupt and quasi-bankrupt assets	108.9	0.4	34.1	(33.7)	109.3
Doubtful assets	300.1	40.3	141.2	(100.9)	340.4
Total	409.0	40.7	175.3 (*1)	(134.6)	449.7
Result of measures connected to off-balancing (*2)	80.9				94.7

Breakdown of off-balancing by factor (*3)	
Disposition by borrowers' liquidation	(9.7)
Reconstructive disposition --- (a)	(27.4)
Improvement in debtors' performance due to (a)	-
Loan sales to market	(46.0)
Direct write-offs	38.9
Others	(90.4)
Collection/repayment, etc.	(78.5)
Improvement in debtors' performance	(11.9)
Total	(134.6)

(Performance of the second half-year

(Billions of yen)

	Sep. 30, 2007	Change in the six months ended Mar. 31, 2008	Problem assets newly classified during the six months ended Mar. 31, 2008	Amount of off-balancing	Mar. 31, 2008
Bankrupt and quasi-bankrupt assets	109.3	8.5	37.7	(29.2)	117.8
Doubtful assets	340.4	61.6	241.7	(180.1)	402.0
Total	449.7	70.1	279.4	(209.3) (*1)	519.8
Result of measures connected to off-balancing (*2)	94.7				102.8

Breakdown of off-balancing by factor (*3)	
Disposition by borrowers' liquidation	(22.1)
Reconstructive disposition --- (a)	(6.5)
Improvement in debtors' performance due to (a)	-
Loan sales to market	(33.0)
Direct write-offs	46.0
Others	(193.7)
Collection/repayment, etc.	(115.3)
Improvement in debtors' performance	(78.4)
Total	(209.3)

(*1) The amount of Problem assets newly classified during the six months ended Sep. 30, 2007 and off-balanced in the six months ended Mar. 31, 2008 was JPY 84.7 billion.

(*2) The measures connected to off-balancing are legal reorganizations, measures associated with legal reorganizations, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.

(*3) 1. "Disposition by borrowers' liquidation" refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).
2. "Reconstructive disposition" refers to abandonment of loans involved in rehabilitative bankruptcy proceedings (corporate reorganization, civil rehabilitation, composition and arrangement), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.

17. Loan Portfolio, Classified by Industry <SMBC Non-consolidated>

(1) Loans and bills discounted, classified by industry

(Millions of yen)

	Mar. 31, 2008 (a)	(a) - (b)	Mar. 31, 2007 (b)
Domestic offices (excluding offshore banking account)	48,877,589	687,080	48,190,509
Manufacturing	5,284,513	48,416	5,236,097
Agriculture, forestry, fisheries, and mining	138,440	6,244	132,196
Construction	1,153,752	(71,199)	1,224,951
Transportation, communications and public enterprises	2,891,612	5,444	2,886,168
Wholesale and retail	4,902,333	(186,964)	5,089,297
Finance and insurance	6,083,560	407,655	5,675,905
Real estate	6,310,993	(58,250)	6,369,243
Various services	5,453,700	(288,676)	5,742,376
Municipalities	780,942	188,704	592,238
Others	15,877,739	635,706	15,242,033
Overseas offices and offshore banking accounts	8,080,224	2,514,293	5,565,931
Public sector	19,835	806	19,029
Financial institutions	679,195	391,297	287,898
Commerce and industry	6,790,929	1,752,121	5,038,808
Others	590,262	370,067	220,195
Total	56,957,813	3,201,373	53,756,440

Risk-Monitored Loans

(Millions of yen)

	Mar. 31, 2008 (a)	(a) - (b)	Mar. 31, 2007 (b)
Domestic offices (excluding offshore banking account)	702,780	23,286	679,494
Manufacturing	66,580	7,829	58,751
Agriculture, forestry, fisheries, and mining	3,883	1,065	2,818
Construction	74,590	40,263	34,327
Transportation, communications and public enterprises	39,356	(64,624)	103,980
Wholesale and retail	120,530	29,066	91,464
Finance and insurance	16,159	14,855	1,304
Real estate	153,962	(16,121)	170,083
Various services	159,333	9,355	149,978
Municipalities	-	-	-
Others	68,382	1,596	66,786
Overseas offices and offshore banking accounts	67,807	26,237	41,570
Public sector	-	-	-
Financial institutions	-	-	-
Commerce and industry	67,807	26,237	41,570
Others	-	-	-
Total	770,587	49,523	721,064

(2) Problem assets based on the Financial Reconstruction Law classified by industry, and reserve ratio

(Millions of yen, %)

	Mar. 31, 2008			Mar. 31, 2007
	(a)	Reserve ratio	(a) - (b)	(b)
Domestic offices (excluding offshore banking account)	735,572	63.9	40,383	695,189
Manufacturing	70,794	60.1	10,029	60,765
Agriculture, forestry, fisheries, and mining	3,883	56.4	1,065	2,818
Construction	79,065	64.1	44,551	34,514
Transportation, communications and public enterprises	40,500	59.5	(64,349)	104,849
Wholesale and retail	127,584	61.3	31,312	96,272
Finance and insurance	17,190	69.2	14,749	2,441
Real estate	157,331	70.7	(12,781)	170,112
Various services	168,951	59.2	14,167	154,784
Municipalities	-	-	-	-
Others	70,270	100.0	1,640	68,630
Overseas offices and offshore banking accounts	68,366	64.6	24,888	43,478
Public sector	-	-	-	-
Financial institutions	-	-	-	-
Commerce and industry	68,366	64.6	24,888	43,478
Others	-	-	-	-
Total	803,939	64.0	65,272	738,667

(Notes) 1. Problem assets based on the Financial Reconstruction Law include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

2. Reserve ratio = (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding

(Millions of yen)

	Mar. 31, 2008		Mar. 31, 2007
	(a)	(a) - (b)	(b)
Consumer loans	14,581,772	88,958	14,492,814
Housing loans	13,647,753	90,232	13,557,521
Residential purpose	10,033,842	114,958	9,918,884
Other consumer loans	934,018	(1,274)	935,292

(4) Loans to small- and medium-sized enterprises, etc.

(Millions of yen, %)

	Mar. 31, 2008		Mar. 31, 2007
	(a)	(a) - (b)	(b)
Outstanding balance	36,129,519	(146,719)	36,276,238
Ratio to total loans	73.9	(1.4)	75.3

(Note) Outstanding balance does not include loans at overseas offices and offshore banking accounts.

18. Loan Portfolio, Classified by Country <SMBC Non-consolidated>

(1) Loans to specific overseas countries

(Millions of yen)

	Mar. 31, 2008 (a)	(a) - (b)	Mar. 31, 2007 (b)
Loan balance	4	(32,574)	32,578
Number of countries	1	(1)	2

(2) Loans outstanding, classified by major domicile

(Millions of yen)

	Mar. 31, 2008 (a)	(a) - (b)	Mar. 31, 2007 (b)
Asia	2,416,212	348,977	2,067,235
Indonesia	57,370	5,481	51,889
Thailand	350,342	(35,691)	386,033
Korea	119,688	(148,472)	268,160
Hong Kong	501,635	101,085	400,550
China	503,115	115,652	387,463
Singapore	549,866	201,402	348,464
India	121,300	72,364	48,936
Others	212,893	37,158	175,735
North America	2,616,800	863,185	1,753,615
Central and South America	614,952	148,345	466,607
Mexico	30,220	(6,415)	36,635
Argentina	14	-	14
Brazil	80,235	50,012	30,223
Panama	479,967	87,903	392,064
Others	24,515	16,847	7,668
Western Europe	1,580,643	608,076	972,567
Eastern Europe	338,562	250,428	88,134
Others	892,348	352,596	539,752
Total	8,459,521	2,571,611	5,887,910

(Notes) Classified by domicile of debtors.

(3) Problem assets based on the Financial Reconstruction Law, classified by domicile

(Millions of yen, %)

	Mar. 31, 2008 (a)	Reserve ratio	(a) - (b)	Mar.31, 2007 (b)
Overseas offices and Japan offshore banking accounts	68,366	64.6	24,888	43,478
Asia	25,717	39.5	(7,181)	32,898
Indonesia	750	44.8	268	482
Hong Kong	15,362	34.1	(4,026)	19,388
Thailand	287	49.6	(284)	571
China	1,849	45.9	(1,695)	3,544
Others	7,468	48.5	(1,443)	8,911
North America	32,498	98.4	22,097	10,401
Central and South America	-	-	-	-
Western Europe	153	69.3	(24)	177
Eastern Europe	-	-	-	-
Others	9,996	44.8	9,996	-

(Notes) 1. Problem assets based on the Financial Reconstruction Law include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

2. Reserve ratio
= (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100
Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

3. Classified by domicile of debtors.

19. Deposits and Loans <SMBC Non-consolidated>

(1) Deposits and loans outstanding

(Millions of yen, %)

	FY2007 (a)	(a) - (b)	FY2006 (b)
Deposits (term-end balance)	66,417,260	182,258	66,235,002
Deposits (average balance)	65,980,237	130,091	65,850,146
Domestic units	57,309,691	(64,611)	57,374,302
Average yield	0.22	0.12	0.10
Loans (term-end balance)	56,957,813	3,201,373	53,756,440
Loans (average balance)	54,248,936	689,335	53,559,601
Domestic units	46,675,889	(512,668)	47,188,557
Average yield	2.04	0.31	1.73

(Note) Deposits do not include "negotiable certificates of deposit".

(2) Deposits outstanding, classified by type of depositor

(Millions of yen)

	Mar. 31, 2008 (a)	(a) - (b)	Mar.31, 2007 (b)
Domestic deposits	64,526,149	1,845,385	62,680,764
Individual	33,987,919	364,207	33,623,712
Corporate	30,538,230	1,481,178	29,057,052

(Note) Figures are before adjustment on interoffice accounts in transit.
Excludes "negotiable certificates of deposit" and Japan offshore banking accounts.

(Reference) (Billions of yen)

	Mar. 31, 2008 (a)	(a) - (b)	Mar. 31, 2007 (b)
Outstanding balance of investment trusts	3,150.6	(394.8)	3,545.4
Balance to individuals	2,974.0	(447.5)	3,421.5

(Note) Balance of investment trusts is recognized on a contract basis and measured according to each fund's net asset balance at the term-end.

(Billions of yen)

	FY2007 (a)	(a) - (b)	FY2006 (b)
Sales of investment trusts to individuals	1,151.9	(198.3)	1,350.2
Sales of Pension-type insurance	389.4	(72.3)	461.7

20. Other Financial Data <SMBC Non-consolidated>

(1) Debt Forgiveness

(Billions of yen)

	FY2007
Number of companies whose debts have been forgiven	-
Principal amount forgiven	-

(Note) Debt forgiveness associated with legal settlement is not included.

(2) Outstanding Balance and the Amount Sold of Stocks in Other Securities

(Billions of yen)

	Mar. 31, 2008	Mar. 31, 2007
Balance sheet amount	3,190.2	4,262.1
Acquisition cost	2,253.9	2,283.4

(Billions of yen)

	FY2007
Amount sold	approx. (40.0)

21. Number of Directors and Employees <SMBC Non-consolidated>

	Mar. 31, 2008		Mar. 31, 2007
	(a)	(a) - (b)	(b)
Directors and auditors (*1)	20	(2)	22
Executive officers (*2)	61	2	59
Employees (*3)	17,886	1,479	16,407

(*1) Include those of SMFG.

(*2) Who are not board members

(*3) Include overseas local staff but exclude executive officers, contract employees, and temporary staff.
Number of employees is reported on the basis of full-time workers.

22. Number of Offices <SMBC Non-consolidated>

	Mar. 31, 2008		Mar. 31, 2007
	(a)	(a) - (b)	(b)
Domestic branches (*)	416	10	406
Domestic sub-branches and agents	158	1	157
Overseas branches	19	1	18
Overseas sub-branches	6	1	5
Overseas representative offices	15	2	13
(Reference)			
Number of offices of SMBC Europe	4	-	4

(*) Branches specialized in receiving money transfers, branches specialized in controlling ATMs in grocery stores, and International Business Operations Department are excluded.

23. Deferred Tax Assets

(1) Deferred Tax Assets on the Balance Sheet

(Billions of yen)

<SMBC Non-consolidated>

			Mar. 31, 2008	Change from Mar. 31, 2007	Mar. 31, 2007	(Reference) Temporary differences Mar. 31, 2008
(a) Total deferred tax assets	(b-c)	1	1,094.1	(295.2)	1,389.3	
(b) Subtotal of deferred tax assets		2	1,763.5	(161.5)	1,925.0	4,303.7
Reserve for possible loan losses		3	99.3	19.8	79.5	244.4
Write-off of loans		4	104.6	3.1	101.5	257.5
Write-off of securities		5	576.8	150.9	425.9	1,419.6
Reserve for employee retirement benefits		6	47.1	(10.7)	57.8	115.8
Depreciation		7	6.3	(0.5)	6.8	15.5
Reserve for possible losses on investments		8	5.2	(26.3)	31.5	12.8
Net unrealized losses on other securities		9	-	-	-	-
Net deferred losses on hedges		10	51.4	(8.4)	59.8	126.5
Net operating loss carryforwards		11	813.5	(298.8)	1,112.3	1,965.6
Other		12	59.3	9.4	49.9	146.0
(c) Valuation allowance		13	669.4	133.7	535.7	
(d) Total deferred tax liabilities		14	270.8	(374.9)	645.7	935.9
Gains on securities contributed to employee retirement benefits trust		15	41.6	(0.1)	41.7	102.3
Net unrealized gains on other securities		16	197.6	(375.8)	573.4	755.7
Net deferred gains on hedges		17	-	-	-	-
Other		18	31.6	1.0	30.6	77.9
Net deferred tax assets (Balance sheet amount)	(a-d)	19	823.3	79.7	743.6	
Amount corresponding to the deferred tax assets shown in line 10	(*1)	20	51.4	(8.4)	59.8	126.5
Amount corresponding to the deferred tax liabilities shown in line 16	(*2)	21	(197.6)	375.8	(573.4)	(755.7)
Net deferred tax assets excluding the amount shown in line 20 and 21		22	969.5	(287.7)	1,257.2	2,390.3
Effective income tax rate		23	40.63%	-	40.63%	

<Consolidated>

			Mar. 31, 2008	Change from Mar. 31, 2007	Mar. 31, 2007
(e) Net deferred tax assets		24	933.5	97.2	836.3
(f) Tier I		25	4,381.5	478.2	3,903.3
Net deferred tax assets/Tier I	(e/f)	26	21.3%	(0.1%)	21.4%

(*1) Companies may consider net deferred losses on hedges to be collectable, in case they assess the collectability of deferred tax assets on the basis of their future taxable income as stipulated in examples (4) proviso of the practical guidelines on assessing the collectability of deferred tax assets issued by the JICPA. ["Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No.8)].

(*2) Deferred tax assets are recognized on the balance sheet on a net basis after offsetting against deferred tax liabilities arising from net unrealized gains on other securities. But the collectability is assessed for the gross deferred tax assets, before offsetting against deferred tax liabilities.
(JICPA Auditing Committee Report No.70 "Auditing Treatment Regarding Application of Tax Effect Accounting to Valuation Differences on Other Securities and Losses on Impairment of Fixed Assets")

(2) Reason for Recognition of Deferred Tax Assets

(a) Recognition Criteria

Practical Guideline, examples (4) proviso

(1) SMBC has significant tax loss carryforwards resulting from taking the measures described below in order to quickly strengthen its financial base, and are accordingly judged to be attributable to extraordinary factors. As a result, with regard to temporary differences which are considered to be reversible, SMBC recognized deferred tax assets within the limits of the estimated future taxable income for the period (approximately 5 years) pursuant to the practical guidelines on assessing the collectability of deferred tax assets issued by the JICPA ("Practical Guidelines") (*1).

(a) Disposal of Non-performing Loans

SMBC established internal standards for write-offs and provisions based on self-assessment in accordance with the "Prompt Corrective Action" adopted in fiscal 1998 pursuant to the law concerning the maintenance of sound management of financial institutions (June 1996). SMBC has been aggressively disposing of non-performing loans and bolstering provisions against the risk of asset deterioration under the severe business environment of a prolonged sluggish economy

In addition, pursuant to the government's "Program for Financial Revival" of October 2002, SMBC accelerated the disposal of non-performing loans in order to reduce the problem asset ratio to half by the end of fiscal 2004. As a result, SMBC achieved this target 6 months ahead of schedule, in the first half of fiscal 2004.

In these processes, the amount of taxable disposals of non-performing loans(*2) increased and accumulated. Afterwards, despite partial increase in taxable disposals led by incurrence of credit cost, taxable disposals have been realized as a whole.

(b) Disposal of Unrealized Losses on Stocks

SMBC has been accelerating its effort to reduce stockholdings in order to lower the risk of stock price fluctuations, and to comply, at an early date, with the regulation limiting stockholdings that was adopted in fiscal 2001.

During fiscal 2002, SMBC sold stocks and reduced the balance by approximately ¥1.1 trillion, and also disposed in lump sum unrealized losses on stocks of approximately ¥1.2 trillion by writing off impaired stocks and using the gains on the March 2003 merger. Consequently, SMBC complied with the regulation limiting stockholdings at the end of fiscal 2002, before the deadline.

As a result, the outstanding balance of taxable write-offs on securities (*2) increased temporarily (from approximately ¥0.1 trillion as of March 31, 1999 to approximately ¥1.5 trillion as of March 31, 2003). Afterwards, while the amount of the taxable disposal resulting from reduction of stocks etc. was added, taxable write-offs of securities carried out in the past were realized through the sales of stocks

(2) Consequently, tax loss carryforwards of corporate income tax amounted to approximately ¥1.97 trillion as of March 31, 2008, but they are to be offset by the end of their carry-over period by the taxable income that will be generated in the future. No material tax loss carryforwards have expired in the past.

(*1) JICPA Auditing Committee Report No.66 "Auditing Treatment Regarding Judgment of Realizability of Deferred Tax Assets"

(*2) Corresponds to "Temporary differences" in the table on the previous page.

(b) Period for Future Taxable Income to be estimated

5 years

(c) Accumulated Amount of Estimated Future Taxable Income before Adjustments for the Next 5 Years

(Billions of yen)

			Estimates of next 5 years
	Banking profit (before provision for general reserve for possible loan losses)	1	3,740.3
A	Income before income taxes	2	2,110.9
B	Adjustments to taxable income (excluding reversal of temporary differences as of Mar. 31, 2008)	3	455.3
C	Taxable income before adjustments (A+B)	4	2,566.2
	Deferred tax assets corresponding to taxable income before adjustments	5	1,042.6

[Basic Policy]

(1) Estimate when the temporary differences will be reversed

(2) Conservatively estimate the taxable income before adjustments for the next 5 years

(a) Rationally make earnings projection for up to the ended March 31, 2012 based on the medium-term management plan (up to fiscal 2009), launched in April 2007.

(b) Reduce the earnings projection by reasonable amount, reflecting the uncertainty of the projection.

(c) Add the necessary adjustments if any.

(3) Calculate and record the amount of "deferred tax assets" by multiplying effective tax rate and the taxable income before adjustments estimated above.

(Reference) Income of final return (before deducting operating loss carryforwards) for the last 5 years

(Billions of yen)

	FY2003	FY2004	FY2005	FY2006	FY2007
Income of final return (before deducting operating loss carryforwards)	(1,437.8)	317.2	(652.4)	(67.0)	744.8

(Notes) 1. (Income of final return before deduction of operating loss carryforwards) = (Taxable income before adjustments for each fiscal year) - (Temporary differences to be reversed for each fiscal year)

2. Since the final declaration for the corporate income tax is done by the end of June, the figures for FY2007 is estimated.

3. The figures above include amounts arising from "extraordinary factors" that are specified in the Practical Guideline. Taxable income has been reported each year when these amounts are excluded.

24. Earnings Forecast for FY2008

Sumitomo Mitsui Financial Group, Inc.

<Non-consolidated> (Billions of yen)

	FY2008 Forecast		FY2007
	1H FY2008		Result
Operating income	49.0	150.0	111.6
Operating profit	46.0	145.0	105.4
Ordinary profit	36.0	130.0	89.1
Net income	35.0	125.0	83.0

Dividend per share forecast (Yen)

	FY2008 Forecast		FY2007 Annual Result
	Interim	Annual	
Common stock (*)	7,000	14,000	12,000
Type 4 preferred stock	67,500	135,000	135,000
Type 6 preferred stock	44,250	88,500	88,500

(*) As announced on May 16, 2008, a 100 for 1 split of common stock will be implemented on the previous day of the enforcement of th "Law Partially Amending the Law Concerning Book-Entry Transfer of Corporate Bonds, Etc. and other Laws for Streamlining the Settlement for Trade in Stocks and Other Securities" (Law No. 88 of 2004).
Assuming that the stock split had been implemented at the beginning of the fiscal year, interim and year-end common stock dividend per share for the fiscal year ending March 31, 2009 would be JPY 70 each, and total annual dividends per share would be JPY 140.

(Reference) (Billions of yen)

Total dividend planned	60.1	120.2	104.9

<Consolidated> (Billions of yen)

	FY2008 Forecast		FY2007
	1H FY2008		Result
Ordinary income	1,850.0	3,900.0	4,623.5
Ordinary profit	380.0	850.0	831.2
Net income	210.0	480.0	461.5

(Reference)
Sumitomo Mitsui Banking Corporation

<Non-consolidated> (Billions of yen)

	FY2008 Forecast		FY2007
	1H FY2008		Result
Gross banking profit	740.0	1,540.0	1,484.8
Expenses	(350.0)	(710.0)	(665.1)
Banking profit (before provision for general reserve for possible loan losses)	390.0	830.0	819.7
Ordinary profit	270.0	610.0	510.7
Net income	180.0	390.0	205.7

Total credit cost (*)	(90.0)	(180.0)	(147.8)

(*) (Provision for general reserve for possible loan losses) + (Credit cost included in non-recurring losses)
+ (Gains on collection of written-off claims included in Extraordinary gains)

(Reference 1) Overview of Medium-term Management Plan and Management Policy in FY2008

Overview of Medium-term Management Plan (FY2007 ~ 2009) and initiatives taken in FY2007

FY2007

The first step towards accomplishing the medium-term management plan

- Steadily strengthened growth business areas
  - ▷ Opened branches aggressively and expanded line-up of insurance products
  - ▷ Promoted strategic alliance in credit card business
  - ▷ Strengthened solution providing for corporations
  - ▷ Expanded channel network and promoted strategic alliance in Asia
- Increased return to shareholders
  - ▷ Increased annual dividend of common stock (Payout ratio: 20.5%)

Coped with uncertainty in business environment

- ▷ Sold, wrote off, provided loss provision for securitized products related to subprime loan (Balance after such initiatives: 5.5 billion yen)

FY2008

Making Steady progress for accomplishing the medium-term management plan

FY2009 (Management targets)

- Aim for top quality in growth business areas
- Realize solid financial base as a global player
- Increase return to shareholders (realize payout ratio of more than 20%)

Financial targets for FY09 (SMFG consolidated)

· Net income	: JPY 650 billion
· Tier I ratio	: Approx. 8%
· Net income RORA	: Approx. 1%
· Overhead ratio (SMBC non-consolidated)	: 40-45%

· ROE (SMFG consolidated) : 10-15%

FY2008 Management Policy:

"Taking a step forward to accomplishing the medium-term management plan, while coping with uncertainty in business environment"

■ Strengthen targeted growth business areas

<Examples of major initiatives>

- Financial consulting for individuals
- Payment & settlement services, Consumer finance
- Solution providing for corporations
- Investment banking, trust business
- [illegible] business areas in global markets
- Proprietary investment
- Credit [illegible] trading & distribution

- Strengthen line-up of investment products
  - ▷ Investment trusts, pension-type insurances etc.
- Expand branch network ▷ Promote branch openings in Tokai area etc.

- Take initiatives for establishing the "No.1 credit card business entity in Japan"
  - ▷ Establishment of a "Two-company System" by Sumitomo Mitsui Card and a merged company, planned to be established in April 2009 through a merger of Central Finance., OMC Card and QUOQ.
- Promote collaboration with Promise

- Improve capability to provide solutions for clients' management issues
  - ▷ Corporate Advisory Div.: M&As, fund raising, capital management etc.
  - ▷ Private Advisory Dept.: Business succession consulting, workplace banking and private banking
  - ▷ Global Advisory Dept.: Cross-border deals etc.
- Promote collaboration with Daiwa Securities SMBC

- Expand channel network in growing markets
  - ▷ Opened representative offices in Doha, Prague and Amsterdam (in April 2008)
- Promote strategic alliances in Asia ▷ Vietnam Eximbank etc.
- Reinforce products with competitive edge ▷ Project finance etc.

■ Fortify platform for supporting sustainable growth

Strengthen compliance	· Strengthen compliance both in Japan and overseas
Reinforce CS and quality management	· Reinforce function to reflect customer opinions and requests on products and services
Improve risk management	· Comply with Basel II accord, and enhance credit risk management
Explore listing on the New York Stock Exchange	· Consider future listing centered on Strategic Financial Planning Department (established in April 2008)

(Reference 2) SMFG's exposure of securitized products

- Managerial accounting basis
- Provisions do not include provisions for general reserve for possible loan losses.

1. Securitized products

(1) As of March 31, 2008, SMFG held approx. 270 billion yen in securitized products after write-offs and provisions. Most parts of SMFG's exposure of securitized products is those to Government Sponsored Enterprises ("GSE") etc. with higher credit ratings. (Approx. 220 billion yen)

(2) SMFG substantially reduced subprime-related exposure to approx. 5.5 billion yen after write-offs and provisions. The amount of loss through the reduction for FY2007 was approx. 93 billion yen (89.1 billion yen of provisions and write-offs, loss on sale of 3.9 billion yen).

<Consolidated> (Billions of yen)

	March 31, 2008											Ratings of underlying assets, etc.
	Balances (before write-offs)*1 (a.)	Overseas	Subprime-related	Net unrealized gains / losses (before write-offs)	Provisions and write-offs (b.)	Subprime-related	Balances (after provisions and write-offs) (a.-b.)	Overseas	Subprime-related	Net unrealized gains / losses (after write-offs)	Subprime-related	
RMBS	219.8	219.8	-	(1.6)	-	-	219.8	219.8	-	(1.6)	-	
Guaranteed by GSE etc.	219.8	219.8	-	(1.6)	-	-	219.8	219.8	-	(1.6)	-	AAA
Cards	12.5	12.5	-	(0.6)	-	-	12.5	12.5	-	(0.6)	-	A~BBB
CLO	24.3	24.3	-	(3.4)	0.4	-	23.9	23.9	-	(3.0)	-	
Senior (*4)	22.0	22.0	-	(2.4)	-	-	22.0	22.0	-	(2.4)	-	AAA~A
Equity	2.3	2.3	-	(1.0)	0.4	-	1.9	1.9	-	(0.6)	-	No ratings
CMBS	6.0	-	-	0.0	-	-	6.0	-	-	0.0	-	BBB
ABS-CDO	73.5	73.5	73.5	(68.6)	68.6	68.6	4.9	4.9	4.9	-	-	
Senior (*4)	66.1	66.1	66.1	(61.2)	61.2	61.2	4.9	4.9	4.9	-	-	Speculative ratings
Mezzanine (*5)	5.3	5.3	5.3	(5.3)	5.3	5.3	-	-	-	-	-	Speculative ratings, No ratings
Equity	2.1	2.1	2.1	(2.1)	2.1	2.1	-	-	-	-	-	No ratings
Investments to securitized products (A)	336.1	330.1	73.5	(74.2)	69.0	68.6	267.1	261.1	4.9	(5.2)		
Warehousing Loans etc. (B)	35.4	35.4	21.1		28.9	20.5	6.5	6.5	0.6			
Total (A+B)	371.5	365.5	94.6		97.9	89.1	273.6	267.6	5.5			

(*1) Aside from above mentioned provisions and write-offs of approx. 89.1 billion yen, SMBC sold subprime-related products of approx. 350 billion yen and recorded loss on sale of approx. 3.9 billion yen.

(*2) SMBC's exposure to subordinated beneficiaries owned through the securitization of SMBC's loan receivables (see next page for details) isn't included.

(*3) "Senior" means the upper tranche with credit rating of A or above on securitization.

(*4) "Mezzanine" means junior to "Senior" but not "Equity".

(*5) Warehousing loans represent lendings to SPV established for the securitization with collateral of SPV's assets.

(*6) Credit ratings are in principle indicated by the lower of S&P ratings and Moody's Investors Services ("Moody's") ratings. Notation of credit ratings is followed by the notation system of S&P.

(Note) Subordinated beneficiaries in securitization of SMBC's loan receivables

(1) Through securitization of SMBC's loan receivables, SMBC holds a part of loan receivables which constitute subordinated beneficiaries in securitization.

(2) As of March 31, 2008, SMBC holds approx. 250 billion yen of those subordinated beneficiaries. Most of the securitized assets are domestic residential mortgage loans with low default rate. SMBC properly enforced self-assessment and adequately established provisions and write-offs for the subordinated beneficiaries.

No subsidiary other than SMBC has those subordinated beneficiaries mentioned above.

(Billions of yen)

	March 31, 2008			
	Balances	Overseas	Subprime-related	Loan loss reserve
Receivables of residential mortgage loans	245.5	-	-	-
Receivables of loans to corporations	7.9	-	-	1.5
Total	253.4	-	-	1.5

2. Transactions with monoline insurance companies

Monoline insurance companies guarantee payment when underlying or reference assets become unpaid. Our recognition of profit or loss on the transactons with monoline insurance companies is basically affected by the credit conditions and prices of underlying or reference assets, and is also affected by the credit conditions of monoline insurance companies.

(1) Credit derivatives ("Credit Default Swap, CDS") transactions with monoline insurance companies

① Through cover transactions in CDS* brokerage with monoline insurance companies, SMFG holds, as of March 31, 2008, apporx. 30 billion yen of net exposure** after net of reserve. All of these exposure are to companies with high credit ratings.
Reference assets of these CDS transactions are investment grade equivalent, and do not include subprime-related assets.

② SMFG enforces self-assessment to these exposures and in fiscal year ended March 31, 2008, since the creditworthiness of a part of monoline insurance companies was substantially deteriorated, SMFG provisioned full amount of reserves for the exposure to the particular company and conducted a series of transactions (realized loss of 30 billion of yen) to set the upper limit of loss amount associated to the remaining exposure in order to avoid any additional losses.

[* Derivatives to hedge credit risks
** Mark-to-market value claimable to monoline insurance companies for net loss of reference assets on the settlement]

<Consolidated> (Billion of yen)

	March 31, 2008		Amount of reference assets As of Mar. 31
	Net exposure	Loan loss reserve	
Exposure to CDS transactions with monoline insurance companies	31.1	1.9	559.1

(Note) 1. Excluding figures related to the portion to which SMFG already realized losses (30 billion of yen) through write-off
2. The credit ratings of counterparty monoline insurance companies (excluding those to which SMFG realized losses) are equal to or above AA rank, most of them are ranked to AAA by S&P or Moody's.

(2) Loans and investments guaranteed by monoline insurance companies etc.

① As of March 31, 2008, SMFG holds approx. 40 billion yen of exposure in loans and investments guaranteed by monoline insurance companies.

② Underlying assets are those of project finance and local government bonds with investment grade equivalent, no subprime-related assets. SMFG properly enforces self-assessment to these loans and investments.

<Consolidated> (Billion of yen)

	March 31, 2008	
	Exposure	Loss provisions
Loans and investments guaranteed or insured by monoline insurance companies	41.7	-

(Reference) In addition, we had approx. 16 billion yen in commitment contracts (withdrew amount: 10 million yen) to insurance companies with monoline insurance companies as group members.
There are no indications so far that the creditworthiness of these monoline insurance companies are at issue.

3. Leveraged loans

(1) As of March 31, 2008, SMFG's balance of financing for mergers and acquisitions of whole or part of companies, was approx. 840 billion yen and undrawn commitments for them was approx. 120 billion yen.

(2) In providing loan and credit line for mergers and acquisitions, SMFG carefully scrutinizes stability of cash-flow of the borrowers, and, especially in overseas, diversifying especially for overseas portfolio in order to reduce concentration risk.
At the same time, in credit risk management, SMFG monitors each of such transactions individually, making loss provisions properly, thereby maintaining quality of portfolio both in domestic and overseas.

<Consolidated> (Billions of yen)

	March 31, 2008		
	Loans	Undrawn commitments	Loss provisions
Europe	325.4	11.0	-
Japan	232.3	17.9	13.7
United States	195.4	81.2	1.3
Asia (excluding Japan)	89.6	8.0	0.5
Total	842.7	118.1	15.5

*1 Above figures include the amount to be sold of approx. 80 billion yen.
Loss on sales is expected to be below 10% to its face value, currently.
*2 Above figures do not include leveraged loans which are collaterals of included in securitized products exposure shown on page 21.

4. ABCP programs as Sponsor

(1) SMFG sponsors issuance of ABCP, whose reference assets are such as clients' receivables, in order to fulfill clients' financing needs.
Specifically, SMFG, as a sponsor, provides services to special purpose vehicles, which are set up for clients' financing needs, for purchase of claims, financing, issuance and sales of ABCP. SMFG also provides liquidity and credit supports for such special purpose vehicles.

(2) As of March 31, 2008, the total notional amount of reference assets of sponsored ABCP programs is approx. 960 billion yen. Most of the reference assets are credible claims of corporate clients and do not include subprime loan related assets.
In addition, regarding the exposure of liquidity and credit supports, SMFG properly conducts self-assessment, and there is no need to prepare reserves so far.

(Billions of yen)

Types of reference assets	March 31, 2008				Support for programs	
	Notional amount of reference assets	Overseas	Subprime loan related assets	Loss provisions	Liquidity support	Credit support
Claims on corporations	828.6	192.3	-	-	yes	yes
	65.4	-	-	-	no	no
Claims on financial institutions	40.1	40.1	-	-	yes	yes
Retail loan claims	25.1	25.1	-	-	yes	yes
Other claims	2.1	2.1	-	-	yes	yes
Total	961.3	259.6	-	-		

(Note) The maximum amount of credit supports provided for overseas ABCP program is limited to 10% of the balance of reference assets.
On the other hand, the maximum amount of credit supports provided for domestic ABCP programs are limited to the balance of 100% of reference assets.

(Reference) In addition, SMFG provides liquidity and credit supports for ABCP programs which are sponsored by other banks. Total notional amount of reference assets of such programs are approx. 110 billion yen.

5. Others

SMFG has no securities issued by Structured Investment Vehicles.

(Reference 3) Financial Statements of SMBC

1. Balance Sheet (Condensed) <SMBC Non-consolidated>

(Millions of yen)

	March 31, 2008 (A)	March 31, 2007 (B)	Change (A-B)
Assets			
Cash and due from banks and Deposits with banks	4,948,530	3,999,561	948,969
Call loans	362,988	1,003,796	(640,808)
Receivables under resale agreements	328,544	39,725	288,819
Receivables under securities borrowing transactions	1,900,294	2,213,314	(313,020)
Bills bought	11,094	2,861	8,233
Commercial paper and other debt purchased	447,538	333,524	114,014
Trading assets	3,638,676	2,914,023	724,653
Money held in trust	7,329	2,924	4,405
Securities	22,758,241	20,060,873	2,697,368
Loans and bills discounted	56,957,813	53,756,440	3,201,373
Foreign exchanges	836,917	835,617	1,300
Other assets	2,196,999	1,442,066	754,933
Tangible fixed assets	676,072	678,581	(2,509)
Intangible fixed assets	106,469	87,615	18,854
Deferred tax assets	823,251	743,605	79,646
Customers' liabilities for acceptances and guarantees	4,665,062	4,177,816	487,246
Reserve for possible loan losses	(620,004)	(677,573)	57,569
Reserve for possible losses on investments	(12,801)	(77,547)	64,746
Total assets	100,033,020	91,537,228	8,495,792
Liabilities			
Deposits	66,417,260	66,235,002	182,258
Negotiable certificates of deposit	2,965,574	2,574,335	391,239
Call money	2,656,142	2,291,128	365,014
Payables under repurchase agreements	1,825,481	104,640	1,720,841
Payables under securities lending transactions	5,732,042	1,516,342	4,215,700
Trading liabilities	2,307,304	1,578,730	728,574
Borrowed money	3,798,333	3,371,846	426,487
Foreign exchanges	301,958	329,695	(27,737)
Bonds	3,539,110	3,647,483	(108,373)
Due to trust account	80,796	65,062	15,734
Other liabilities	2,178,263	1,588,683	589,580
Reserve for employee bonuses	8,857	8,892	(35)
Reserve for executive bonuses	496	-	496
Reserve for executive retirement benefits	4,800	4,757	43
Reserve for point service program	1,870	990	880
Reserve for reimbursement of deposits	9,587	-	9,587
Reserve under special law	0	18	(18)
Deferred tax liabilities for land revaluation	46,827	48,917	(2,090)
Acceptances and guarantees	4,665,062	4,177,816	487,246
Total liabilities	96,539,771	87,544,344	8,995,427
Net assets			
Capital stock	664,986	664,986	-
Capital surplus	1,367,548	1,367,548	-
Capital reserve	665,033	665,033	-
Other capital surplus	702,514	702,514	-
Retained earnings	894,839	761,028	133,811
Other retained earnings	894,839	761,028	133,811
Reserve for losses on overseas investments	0	0	(0)
Voluntary reserve for retirement allowances	1,656	1,656	-
Voluntary reserve	219,845	219,845	-
Retained earnings brought forward	673,337	539,526	133,811
Total stockholders' equity	2,927,374	2,793,563	133,811
Net unrealized gains on other securities	558,103	1,259,814	(701,711)
Net deferred losses on hedges	(13,787)	(84,733)	70,946
Land revaluation excess	21,558	24,240	(2,682)
Total valuation and translation adjustments	565,874	1,199,320	(633,446)
Total net assets	3,493,249	3,992,884	(499,635)
Total liabilities and net assets	100,033,020	91,537,228	8,495,792

(Note) Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

2. Income Statement (Condensed) <SMBC Non-consolidated>

(Millions of yen)

	FY2007 (A)	FY2006 (B)	Change (A-B)
Ordinary income	2,933,626	2,451,351	482,275
Interest income	1,866,277	1,706,170	160,107
Interest on loans and discounts	*1,326,278*	*1,143,361*	*182,917*
Interest and dividends on securities	*322,287*	*369,039*	*(46,752)*
Trust fees	3,710	3,482	228
Fees and commissions	452,527	465,171	(12,644)
Trading profits	440,985	103,719	337,266
Other operating income	121,812	106,725	15,087
Other income	48,313	66,082	(17,769)
Ordinary expenses	2,422,886	1,878,037	544,849
Interest expenses	895,469	768,722	126,747
Interest on deposits	*426,846*	*396,300*	*30,546*
Fees and commissions	120,165	111,754	8,411
Trading losses	-	2,098	(2,098)
Other operating expenses	384,906	158,207	226,699
General and administrative expenses	659,992	609,816	50,176
Other expenses	362,353	227,438	134,915
Ordinary profit	510,739	573,313	(62,574)
Extraordinary gains	11,051	41,226	(30,175)
Extraordinary losses	14,336	27,610	(13,274)
Income before income taxes	507,454	586,928	(79,474)
Income taxes, current	16,031	16,507	(476)
Income taxes, deferred	285,680	254,680	31,000
Net income	205,742	315,740	(109,998)

(Note) Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

3. Statement of Changes in Net Assets <SMBC Non-consolidated>

Year ended March 31, 2008 (Millions of yen)

	Capital stock	Capital surplus		Retained earnings				Total stockholders' equity
				Other retained earnings				
		Capital reserve	Other capital surplus	Reserve for losses on overseas investments	Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward	
Balance at March 31, 2007	664,986	665,033	702,514	0	1,656	219,845	539,526	2,793,563
Changes in FY2007								
Transfer from reserve for losses on overseas investments				(0)			0	-
Cash dividends							(74,613)	(74,613)
Net income							205,742	205,742
Transfer from land revaluation excess							2,681	2,681
Net changes in the items other than stockholders' equity in FY2007								
Net changes in the year	-	-	-	(0)	-	-	133,810	133,810
Balance at March 31, 2008	664,986	665,033	702,514	0	1,656	219,845	673,337	2,927,374

(Millions of yen)

	Valuation and translation adjustments				Total net assets
	Net unrealized gains on other securities	Net deferred losses on hedges	Land revaluation excess	Total valuation and translation adjustments	
Balance at March 31, 2007	1,259,814	(84,733)	24,240	1,199,320	3,992,884
Changes in FY2007					
Transfer from reserve for losses on overseas investments					-
Cash dividends					(74,613)
Net income					205,742
Transfer from land revaluation excess					2,681
Net changes in the items other than stockholders' equity in FY2007	(701,711)	70,946	(2,681)	(633,445)	(633,445)
Net changes in the year	(701,711)	70,946	(2,681)	(633,445)	(499,635)
Balance at March 31, 2008	558,103	(13,787)	21,558	565,874	3,493,249

(Note) Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Year ended March 31, 2007 (Millions of yen)

	Capital stock	Capital surplus		Retained earnings				Total stockholders' equity
				Other retained earnings				
		Capital reserve	Other capital surplus	Reserve for losses on overseas investments	Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward	
Balance at March 31, 2006	664,986	665,033	702,514	1	1,656	219,845	572,531	2,826,568
Changes in FY2006								
Transfer from reserve for losses on overseas investments				(1)			1	-
Cash dividends							(349,221)	(349,221)
Net income							315,740	315,740
Transfer from land revaluation excess							475	475
Net changes in the items other than stockholders' equity in FY2006								
Net changes in the year	-	-	-	(1)	-	-	(33,004)	(33,005)
Balance at March 31, 2007	664,986	665,033	702,514	0	1,656	219,845	539,526	2,793,563

(Millions of yen)

	Valuation and translation adjustments				Total net assets
	Net unrealized gains on other securities	Net deferred losses on hedges	Land revaluation excess	Total valuation and translation adjustments	
Balance at March 31, 2006	783,491	-	24,716	808,207	3,634,776
Changes in FY2006					
Transfer from reserve for losses on overseas investments					-
Cash dividends					(349,221)
Net income					315,740
Transfer from land revaluation excess					475
Net changes in the items other than stockholders' equity in FY2006	476,323	(84,733)	(475)	391,113	391,113
Net changes in the year	476,323	(84,733)	(475)	391,113	358,108
Balance at March 31, 2007	1,259,814	(84,733)	24,240	1,199,320	3,992,884

(Note) Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

4. Market Value Information on Securities <SMBC Non-consolidated>

[1] Securities

In addition to "Securities" stated in the non-consolidated balance sheet, negotiable certificates of deposit classified as "Cash and due from banks & Deposits with banks" and beneficiary claims on loan trust and commodity investment trusts classified as "Commercial paper and other debt purchased" is included in the amount below.

(1) Bonds classified as held-to-maturity with market value

(Millions of yen)

	March 31, 2008				
	Balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	614,081	624,829	10,747	12,035	1,287
Japanese local government bonds	97,311	98,903	1,591	1,591	-
Japanese corporate bonds	380,770	385,506	4,736	4,746	10
Total	1,092,163	1,109,238	17,075	18,373	1,298

(2) Investments in subsidiaries or affiliates with market value

(Millions of yen)

	March 31, 2008		
	Balance sheet amount	Market value	Net unrealized gains (losses)
Stocks of subsidiaries	43,699	57,576	13,876
Stocks of affiliates	133,048	120,225	(12,822)
Total	176,748	177,802	1,054

(3) Other securities with market value

(Millions of yen)

	March 31, 2008				
	Acquisition cost	Balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	1,924,016	2,860,340	936,324	992,665	56,341
Bonds	8,882,540	8,753,032	(129,508)	15,579	145,087
Japanese government bonds	8,313,837	8,185,168	(128,669)	14,857	143,526
Japanese local government bonds	234,612	233,867	(745)	207	952
Japanese corporate bonds	334,090	333,997	(93)	514	607
Other	4,980,968	4,929,901	(51,067)	22,533	73,600
Total	15,787,525	16,543,274	755,749	1,030,778	275,029

(Notes)

Other securities with market value are considered impaired if the market value declines materially below the acquisition cost, and such decline is not considered recoverable. The market value is recognized as the balance sheet amount and the amount of write-down is accounted for as valuation loss (impaired) for this term. Valuation loss (impaired) for this term is JPY 93,194 million. The rule for determining "material decline" is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers	Market value is lower than acquisition cost.
Issuers requiring caution	Market value is 30% or more lower than acquisition cost.
Normal issuers	Market value is 50% or more lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt

Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt

Potentially bankrupt issuers: Issuers that are not currently bankrupt but perceived to have a high risk of falling into bankruptcy

Issuers requiring caution: Issuers that are identified for close monitoring

Normal issuers: Issuers other than the above four categories of issuers

(4) Securities with no available market value

(Millions of yen)

	March 31, 2008
Investments in subsidiaries and affiliates	
Stocks of subsidiaries	1,119,810
Stocks of affiliates	11,696
Other	53,764
Other securities	
Unlisted stocks (excluding OTC stocks)	329,891
Unlisted bonds	2,791,413
Unlisted foreign securities	559,964
Other	472,470

[2] Money Held in Trust

(1)Money held in trust for trading purpose

(Millions of yen)

	March 31, 2008	
	Balance sheet amount	Net unrealized gains (losses)*
Money held in trust for trading purpose	1,488	3

* The amount is those which are recognized in the Income Statement of FY2007

(2)Other money held in trust (Other than classified as trading or held-to-maturity purpose)

(Millions of yen)

	March 31, 2008				
	Acquisition cost	Balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other money held in trust	5,870	5,841	(29)	-	29

5. Statements of Trust Assets and Liabilities <SMBC Non-consolidated>

(Millions of yen)

	March 31, 2008 (A)	March 31, 2007 (B)	Change (A-B)
Loans and bills discounted	223,740	5,350	218,390
Securities	273,504	267,110	6,394
Securities held in custody accounts	3,451	3,000	451
Monetary claims	571,072	703,199	(132,127)
Premises and equipment	25	25	(0)
Other claims	1,318	1,245	73
Call Loans	263	-	263
Due from banking account	80,796	65,062	15,734
Cash and due from banks	20,000	129,401	(109,401)
Other assets	1,540	-	1,540
Total assets	1,175,711	1,174,396	1,315
Designated money trusts	292,193	358,058	(65,865)
Specified money trusts	61,864	91,741	(29,877)
Money in trusts other than money trusts	223,130	-	223,130
Security trusts	3,462	3,000	462
Monetary claims trusts	501,920	598,236	(96,316)
Composite trusts	91,600	123,359	(31,759)
Other liabilities	1,540	-	1,540
Total liabilities	1,175,711	1,174,396	1,315

(Notes) 1. Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

2. SMBC has no co-operative trusts under other trust bank's administration.

3. SMBC does not handle any trusts with principal indemnification.



平成１９年度
決算説明資料

株式会社三井住友フィナンシャルグループ
株式会社三井住友銀行

【　目　　次　】

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平成１９年度決算の概況

（注） 1. 【連結】は、三井住友フィナンシャルグループの連結の計数を表示しております。

2. 【単体】は、三井住友銀行の単体の計数を表示しております。

本資料には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、予想対比変化する可能性があることにご留意ください。

平成１９年度決算の概況

１．損益状況

【三井住友銀行単体】

（金額単位　百万円）

		１９年度	１８年度比	１８年度
業務粗利益	1	1,484,783	140,293	1,344,490
（除く国債等債券損益）	2	(1,514,841)	(57,938)	(1,456,903)
国内業務粗利益	3	1,198,285	48,344	1,149,941
(除く国債等債券損益)	4	(1,208,293)	(△ 16,352)	(1,224,645)
資金利益	5	914,625	10,436	904,189
信託報酬	6	3,710	231	3,479
役務取引等利益	7	263,035	△ 26,843	289,878
特定取引利益	8	8,531	4,646	3,885
その他業務利益	9	8,383	59,874	△ 51,491
（うち国債等債券損益）	10	(△ 10,007)	(64,696)	(△ 74,703)
国際業務粗利益	11	286,497	91,949	194,548
(除く国債等債券損益)	12	(306,548)	(74,290)	(232,258)
資金利益	13	56,193	22,930	33,263
役務取引等利益	14	69,327	5,787	63,540
特定取引利益	15	432,454	334,719	97,735
その他業務利益	16	△ 271,477	△ 271,486	9
（うち国債等債券損益）	17	(△ 20,051)	(17,658)	(△ 37,709)
経費（除く臨時処理分）	18	△ 665,091	△ 61,203	△ 603,888
人件費	19	△ 211,681	△ 21,051	△ 190,630
物件費	20	△ 413,317	△ 35,077	△ 378,240
税金	21	△ 40,092	△ 5,075	△ 35,017
業務純益（一般貸倒引当金繰入前）	22	819,691	79,090	740,601
（除く国債等債券損益）	23	(849,750)	(△ 3,265)	(853,015)
一般貸倒引当金繰入額	24	－	△ 41,728	41,728
業務純益	25	819,691	37,361	782,330
うち国債等債券損益	26	△ 30,058	82,355	△ 112,413
臨時損益	27	△ 308,952	△ 99,935	△ 209,017
不良債権処理額	28	△ 155,011	△ 23,335	△ 131,676
株式等損益	29	△ 141,002	△ 152,100	11,098
株式等売却益	30	26,718	△ 23,486	50,204
株式等売却損	31	△ 2,311	△ 1,765	△ 546
株式等償却	32	△ 165,409	△ 126,850	△ 38,559
その他臨時損益	33	△ 12,937	75,502	△ 88,439
経常利益	34	510,739	△ 62,574	573,313
特別損益	35	△ 3,284	△ 16,899	13,615
うち固定資産処分損益	36	△ 5,849	△ 4,169	△ 1,680
うち減損損失	37	△ 4,700	△ 1,020	△ 3,680
うち貸倒引当金戻入益	38	7,238	7,238	－
うち償却債権取立益	39	7	△ 448	455
うち退職給付信託返還益	40	－	△ 36,330	36,330
うち子会社整理損	41	－	17,809	△ 17,809
税引前当期純利益	42	507,454	△ 79,474	586,928
法人税、住民税及び事業税	43	△ 16,031	476	△ 16,507
法人税等調整額	44	△ 285,680	△ 31,000	△ 254,680
当期純利益	45	205,742	△ 109,998	315,740

		１９年度	１８年度比	１８年度
与信関係費用（24＋28＋38＋39）	46	△ 147,765	△ 58,274	△ 89,491
一般貸倒引当金繰入額	47	96,900	55,172	41,728
貸出金償却	48	△ 121,801	△ 71,333	△ 50,468
個別貸倒引当金繰入額	49	△ 91,603	△ 47,245	△ 44,358
貸出債権売却損等	50	△ 33,209	4,053	△ 37,262
特定海外債権引当勘定繰入額	51	1,941	1,529	412
償却債権取立益	52	7	△ 448	455

（注）記載金額は百万円未満を切り捨てて表示しております。また、金額が損失又は減益には△を付しております。

【連結】

（金額単位　百万円）

		19年度	18年度比	18年度
連結粗利益	1	2,116,248	210,075	1,906,173
資金利益	2	1,210,383	41,791	1,168,592
信託報酬	3	3,752	244	3,508
役務取引等利益	4	611,993	2,808	609,185
特定取引利益	5	469,571	343,946	125,625
その他業務利益	6	△ 179,453	△ 178,715	△ 738
営業経費	7	△ 978,896	△ 90,335	△ 888,561
不良債権処理額	8	△ 249,922	△ 103,736	△ 146,186
貸出金償却	9	△ 141,750	△ 60,335	△ 81,415
個別貸倒引当金繰入額	10	△ 172,570	△ 95,124	△ 77,446
一般貸倒引当金繰入額	11	99,350	45,980	53,370
その他	12	△ 34,952	5,743	△ 40,695
株式等損益	13	△ 7,063	△ 51,793	44,730
持分法による投資損益	14	△ 41,760	62,410	△ 104,170
その他	15	△ 7,444	5,930	△ 13,374
経常利益	16	831,160	32,550	798,610
特別損益	17	97,795	89,615	8,180
うち減損損失	18	△ 5,161	25,387	△ 30,548
うち償却債権取立益	19	1,355	119	1,236
うち退職給付信託返還益	20	―	△ 36,330	36,330
うち持分変動利益	21	103,133	103,133	―
税金等調整前当期純利益	22	928,955	122,165	806,790
法人税、住民税及び事業税	23	△ 103,900	△ 16,082	△ 87,818
法人税等調整額	24	△ 282,538	△ 63,768	△ 218,770
少数株主利益	25	△ 80,980	△ 22,130	△ 58,850
当期純利益	26	461,536	20,185	441,351

（注）連結粗利益＝（資金運用収益－資金調達費用）＋信託報酬＋（役務取引等収益－役務取引等費用）
＋（特定取引収益－特定取引費用）＋（その他業務収益－その他業務費用）

		19年度	18年度比	18年度
与信関係費用（8＋19）	27	△ 248,566	△ 103,616	△ 144,950

（ご参考）

（億円）

		19年度	18年度比	18年度
連結業務純益	28	10,229	987	9,242

（注）連結業務純益＝三井住友銀行業務純益（一般貸倒引当金繰入前）＋他の連結会社の経常利益（臨時要因調整後）
＋持分法適用会社経常利益×持分割合－内部取引（配当等）

（連結対象会社数）

（単位　社）

		20年3月末	19年3月末比	19年3月末
連結子会社数	29	268	87	181
持分法適用会社数	30	74	12	62

２．職員一人当たり業務純益・粗利経費率　【三井住友銀行単体】

（単位　百万円、%）

	１９年度	１８年度比	１８年度
業務純益（一般貸倒引当金繰入前）	819,691	79,090	740,601
職員一人当たり（千円）	45,583	1,300	44,283
業　務　純　益	819,691	37,361	782,330
職員一人当たり（千円）	45,583	△　1,195	46,778
業務純益（一般貸倒繰入前・除く国債等債券損益）	849,750	△　3,265	853,015
職員一人当たり（千円）	47,255	△　3,750	51,005

粗　利　経　費　率	44.8	△　0.1	44.9

（注）1. 職員は、執行役員（取締役兼務者は除く）及び海外の現地採用者を含み、臨時雇員、嘱託及び出向者を除いております。
2. 職員一人当たり算出の職員数は、平均人員数。
3. 粗利経費率＝経費（除く臨時処理分）／業務粗利益

３．国内利鞘　【三井住友銀行単体】

（単位　%）

	１９年度	上期	下期	19/10-12月	20/1-3月	１８年度
資金運用利回（A）	1.78	1.78	1.79			1.56
貸出金利回（C）	2.04	2.00	2.07	2.06	2.09	1.73
有価証券利回	1.27	1.37	1.16			1.17
資金調達原価（B）	1.25	1.21	1.29			0.98
資金調達利回	0.38	0.36	0.40			0.19
預金等利回（D）	0.23	0.22	0.24	0.23	0.25	0.10
外部負債利回	0.69	0.71	0.68			0.42
経費率	0.87	0.85	0.89			0.79
総資金利鞘（A）－（B）	0.53	0.57	0.50			0.58
預貸金利鞘（C）－（D）	1.81	1.78	1.83	1.83	1.84	1.63

４．有価証券関係損益　【三井住友銀行単体】

（金額単位　百万円）

	１９年度	１８年度比	１８年度
国債等債券損益	△ 30,058	82,355	△112,413
売却益	97,996	77,137	20,859
売却損	△ 25,861	105,042	△130,903
償還益	23	△　1,096	1,119
償還損	△ 35,624	△ 32,136	△　3,488
償却	△ 66,592	△ 66,592	－

株式等損益	△141,002	△152,100	11,098
売却益	26,718	△ 23,486	50,204
売却損	△　2,311	△　1,765	△　546
償却	△165,409	△126,850	△ 38,559

3．有価証券の評価損益

（１）有価証券の評価基準

売買目的有価証券		時価法（評価差額を損益処理）
満期保有目的有価証券		償却原価法
その他有価証券	時価のあるもの	時価法（評価差額を全部純資産直入法により処理）
	時価のないもの	原価法又は償却原価法
子会社株式及び関連会社株式		原価法

（ご参考）金銭の信託中の有価証券

運用目的の金銭の信託		時価法（評価差額を損益処理）
その他の金銭の信託	時価のあるもの	時価法（評価差額を全部純資産直入法により処理）
	時価のないもの	原価法又は償却原価法

（２）評価損益

【三井住友銀行単体】　　（金額単位　百万円）

	20年３月末				19年３月末		
	評価損益				評価損益		
		19年３月末比	評価益	評価損		評価益	評価損
満期保有目的	17,075	30,139	18,373	△ 1,298	△ 13,064	200	△ 13,265
子会社･関連会社株式	1,054	△ 6,904	14,885	△ 13,831	7,958	85,505	△ 77,547
その他有価証券	755,749	△1,077,142	1,030,778	△275,029	1,832,891	2,028,694	△195,802
株式	936,324	△1,042,425	992,665	△ 56,341	1,978,749	1,990,476	△ 11,727
債券	△129,508	21,936	15,579	△145,087	△151,444	748	△152,193
その他	△ 51,067	△ 56,654	22,533	△ 73,600	5,587	37,469	△ 31,882
その他の金銭の信託	△ 29	△ 351	－	△ 29	322	322	－
合　計	773,849	△1,054,258	1,064,037	△290,188	1,828,107	2,114,723	△286,615
株式	937,378	△1,049,329	1,007,551	△ 70,172	1,986,707	2,075,981	△ 89,274
債券	△112,432	52,258	33,952	△146,385	△164,690	768	△165,458
その他	△ 51,096	△ 57,186	22,533	△ 73,630	6,090	37,972	△ 31,882

（注）1.　「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権及び商品投資受益権も含めております。
2.　株式のうち子会社・関連会社株式に該当しないものについては期末日前1カ月の平均時価に、それ以外は期末日の時価に基づいております。
3.　その他有価証券及びその他の金銭の信託については、時価評価しておりますので、上記の表上は、貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。

【連結】　　（金額単位　百万円）

	20年３月末				19年３月末		
	評価損益				評価損益		
		19年３月末比	評価益	評価損		評価益	評価損
満期保有目的	16,755	29,820	18,379	△ 1,623	△ 13,065	200	△ 13,266
その他有価証券	745,420	△1,079,748	1,042,530	△297,109	1,825,168	2,032,120	△206,952
株式	936,228	△1,036,419	999,414	△ 63,186	1,972,647	1,987,337	△ 14,689
債券	△132,892	24,475	18,645	△151,537	△157,367	1,805	△159,173
その他	△ 57,915	△ 67,803	24,469	△ 82,385	9,888	42,977	△ 33,089
その他の金銭の信託	△ 29	△ 351	－	△ 29	322	322	－
合　計	762,146	△1,050,278	1,060,909	△298,763	1,812,424	2,032,643	△220,218
株式	936,228	△1,036,419	999,414	△ 63,186	1,972,647	1,987,337	△ 14,689
債券	△115,944	54,669	37,025	△152,969	△170,613	1,825	△172,439
その他	△ 58,137	△ 68,528	24,469	△ 82,607	10,391	43,480	△ 33,089

（注）1.　「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等も含めております。
2.　株式については主に期末日前1カ月の平均時価に、それ以外は期末日の時価に基づいております。
3.　その他有価証券及びその他の金銭の信託については、時価評価しておりますので、上記の表上は、連結貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。

６．　有価証券償還予定額　【三井住友銀行単体】

その他有価証券のうち満期があるもの及び満期保有目的の債券の期間ごとの償還予定額

（金額単位　億円）

	20年３月末					19年３月末				
	１年以内	１年超 ５年以内	５年超 10年以内	10年超	合計	１年以内	１年超 ５年以内	５年超 10年以内	10年超	合計
債　券	20,510	73,341	15,698	16,815	126,366	34,239	35,932	22,619	20,008	112,800
国　債	16,373	50,877	4,390	16,350	87,992	27,849	13,537	8,845	19,040	69,273
地方債	640	1,140	1,526	3	3,311	837	1,324	3,040	4	5,207
社　債	3,495	21,324	9,780	461	35,061	5,551	21,070	10,733	963	38,319
その他	5,795	37,559	5,605	3,865	52,825	5,015	4,228	6,781	7,839	23,865
合　計	26,305	110,900	21,303	20,681	179,191	39,255	40,161	29,400	27,848	136,665

７．　デリバティブ取引（繰延ヘッジ会計適用分）の概要　【三井住友銀行単体】

（金額単位　億円）

	20年３月末				19年３月末			
	資産	負債	ネット 資産	ネット 繰延利益	資産	負債	ネット 資産	ネット 繰延利益
金利スワップ	179	624	△　445	△1,312	496	781	△　285	△1,431
通貨スワップ	263	13	250	4	71	64	7	6
その他	31	8	23	656	4	5	△　1	△　20
合計	473	645	△　172	△　652	571	850	△　279	△1,445

（注）1. デリバティブ取引については、時価をもって貸借対照表価額としております。
　　　2. ヘッジ会計の方法として、金融商品会計実務指針に基づく繰延ヘッジ又は時価ヘッジのほか、日本公認会計士協会業種別監査委員会報告第24号及び第25号に基づく銀行業固有の繰延ヘッジを適用しております。
　　　3. ネット繰延利益については、税効果会計適用前の金額を記載しております。

（補足）金利スワップ（繰延ヘッジ会計適用分）の残存期間別想定元本は以下のとおりであります。

（金額単位　億円）

	20年３月末				19年３月末			
	１年以内	１年超 5年以内	5年超	合計	１年以内	１年超 5年以内	5年超	合計
受取固定・支払変動	60,901	103,503	32,897	197,301	71,187	118,684	44,298	234,169
受取変動・支払固定	9,383	56,686	44,406	110,475	11,032	51,916	52,186	115,134
受取変動・支払変動	2	505	－	507	2,000	305	203	2,508
金利ｽﾜｯﾌﾟ想定元本合計	70,286	160,694	77,303	308,283	84,219	170,905	96,687	351,811

８．退職給付関連

（１）退職給付債務残高

【三井住友銀行単体】 （金額単位　百万円）

		20年３月末	19年３月末比	19年３月末
退職給付債務残高	(A)	839,583	△ 1,901	841,484
(割引率)		(2.5%)	(－)	(2.5%)
年金資産時価総額	(B)	938,244	△ 211,779	1,150,023
退職給付引当金	(C)	－	－	－
前払年金費用	(D)	209,071	33,227	175,844
未認識過去勤務債務(債務の減額)	(E)	△ 36,831	11,084	△ 47,915
未認識数理計算上の差異	(A-B-C+D-E)	147,241	232,020	△ 84,779

（ご参考）【連結】 （金額単位　百万円）

		20年３月末	19年３月末比	19年３月末
退職給付債務残高	(A)	919,082	8,943	910,139
年金資産時価総額	(B)	975,920	△ 210,140	1,186,060
退職給付引当金	(C)	38,701	4,277	34,424
前払年金費用	(D)	212,370	34,188	178,182
未認識過去勤務債務(債務の減額)	(E)	△ 37,118	11,139	△ 48,257
未認識数理計算上の差異	(A-B-C+D-E)	153,949	237,854	△ 83,905

（２）退職給付費用

【三井住友銀行単体】 （金額単位　百万円）

		１９年度	１８年度比	１８年度
退職給付費用	(A)	△ 1,610	△ 1,301	△ 309
勤務費用		15,374	△ 341	15,715
利息費用		21,037	△ 24	21,061
期待運用収益		△ 31,509	△ 1,844	△ 29,665
過去勤務債務の損益処理額		△ 11,084	－	△ 11,084
数理計算上の差異の損益処理額		3,889	1,166	2,723
その他		682	△ 257	939
退職給付信託返還益	(B)	－	36,330	△ 36,330
合 計	(A+B)	△ 1,610	35,029	△ 36,639

（ご参考）【連結】 （金額単位　百万円）

		１９年度	１８年度比	１８年度
退職給付費用	(A)	5,863	△ 1,744	7,607
退職給付信託返還益	(B)	－	36,330	△ 36,330
合 計	(A+B)	5,863	34,585	△ 28,722

９．自己資本比率

【連結】

（単位　億円、％）

	20年３月末		19年３月末
	［速報値］	19年３月末比	
（１）連結自己資本比率（第一基準）	10.55	△　0.76	11.31
TierⅠ 比率	6.94	0.50	6.44
（２）Tier Ⅰ	43,815	4,782	39,033
（３）Tier Ⅱ	30,219	△　6,183	36,402
（４）控除項目	7,378	470	6,908
（５）自己資本（２）＋（３）－（４）	66,655	△　1,872	68,527
（６）リスク・アセット等	631,210	25,807	605,403
（７）連結総所要自己資本額（６）×８％	50,497	2,065	48,432

【三井住友銀行連結】

連結自己資本比率（国際統一基準）	12.19	△　0.76	12.95

【三井住友銀行単体】

単体自己資本比率（国際統一基準）	12.67	△　0.78	13.45

１０．ＲＯＥ　【連結】

（単位　％）

	１９年度		１８年度
		18年度比	
当期純利益ベース	13.2	0.1	13.1

(注)ＲＯＥ ＝ (当期純利益 － 優先株式配当金総額) ÷ [(期首純資産の部－期首発行済優先株式数×発行価額－期首新株予約権－期首少数株主持分) ＋ (期末純資産の部－期末発行済優先株式数×発行価額－期末新株予約権－期末少数株主持分)]÷２ × １００

（単位　％）

	１９年度		１８年度
		18年度比	
当期純利益ベース（希薄化後）	12.3	1.8	10.5

(注)ＲＯＥ(希薄化後) ＝ 当期純利益 ÷ [(期首純資産の部－期首新株予約権－期首少数株主持分) ＋(期末純資産の部－期末新株予約権－期末少数株主持分)]÷２ × １００

１１．自己査定、開示及び償却・引当との関係　【三井住友銀行単体】

＜20年３月末現在＞　　　　（金額単位　億円）

自己査定の債務者区分	金融再生法に基づく開示債権	自己査定における分類区分 非分類	II分類	III分類	IV分類	引当金残高	引当率
破綻先 実質破綻先	破産更生債権及びこれらに準ずる債権 1,178 (①) (19年3月末比　＋89)	担保・保証等により回収可能部分 1,043 (イ)		全額引当 135	全額償却 (注１)	個別貸倒引当金 183 (注２)	100% (注３)
破綻懸念先	危険債権 4,020 (②) (19年3月末比 ＋1,019)	担保・保証等により回収可能部分 1,808 (ロ)		必要額を引当 2,212		個別貸倒引当金 1,708 (注２)	77.21% (注３)
要注意先	要管理債権 2,841 (③) (19年3月末比　△456) (要管理先債権)	要管理債権中の担保・保証等による保全部分 852 (ハ)				要管理債権に対する一般貸倒引当金 885	44.57% (注３) 14.56% (注３)
要注意先	正常債権	要管理先債権以外の要注意先債権				一般貸倒引当金 4,309	6.25% [10.38%] (注４)
正常先	639,282	正常先債権					0.20% (注４)

特定海外債権引当勘定	0

総計	不良債権比率	貸倒引当金　計	6,200	引当率 (注5)
647,321 (④)	(⑤÷④)　(19/3末比) 1.24%　(＋0.03%)	D 個別貸倒引当金 ＋要管理債権に対する 一般貸倒引当金	2,776	(D÷C) 64.02%

A＝①＋②＋③	B 担保・保証等により回収可能部分	C 左記以外	保全率
8,039 (⑤) (19年3月末比　＋652)	(イ＋ロ＋ハ)　3,703	(A－B)　4,336	((B＋D)÷A) 80.60%

(注１)　直接減額 3,338億円を含む。
(注２)　金融再生法開示対象外の資産に対する引当を一部含む（破綻先・実質破綻先　48億円、破綻懸念先　66億円）。
(注３)　「破綻先」、「実質破綻先」、「破綻懸念先」、「要管理先債権」及び「要注意先債権(要管理先債権を含む)」は、担保・保証等により回収可能部分の金額を除いた残額に対する引当率。
(注４)　「正常先債権」及び「要管理先債権以外の要注意先債権」は、債権額に対する引当率。
但し、「要管理先債権以外の要注意先債権」について、[　]内に、担保・保証等により回収可能部分の金額を除いた残額に対する引当率を記載。
(注５)　担保・保証等により回収可能部分の金額を除いた残額に対する引当率。

１２．リスク管理債権の状況

【三井住友銀行単体】

（金額単位　百万円）

		20年３月末	19年３月末比	19年３月末
リスク管理債権	破綻先債権	48,734	14,980	33,754
	延滞債権	437,699	80,067	357,632
	３カ月以上延滞債権	23,747	3,204	20,543
	貸出条件緩和債権	260,405	△ 48,728	309,133
	合計	770,587	49,523	721,064
	直接減額実施額	291,246	24,373	266,873
貸出金残高（末残）		56,957,813	3,201,373	53,756,440

（単位　%）

		20年３月末	19年３月末比	19年３月末
貸出金残高比	破綻先債権	0.1	0.0	0.1
	延滞債権	0.8	0.1	0.7
	３カ月以上延滞債権	0.0	0.0	0.0
	貸出条件緩和債権	0.5	△ 0.1	0.6
	合計	1.4	0.1	1.3

【連結】

（金額単位　百万円）

		20年３月末	19年３月末比	19年３月末
リスク管理債権	破綻先債権	73,472	12,757	60,715
	延滞債権	607,226	99,937	507,289
	３カ月以上延滞債権	26,625	4,607	22,018
	貸出条件緩和債権	385,336	△ 92,026	477,362
	合計	1,092,661	25,275	1,067,386
	直接減額実施額	433,447	3,112	430,335
貸出金残高（末残）		62,144,874	3,455,552	58,689,322

（単位　%）

		20年３月末	19年３月末比	19年３月末
貸出金残高比	破綻先債権	0.1	0.0	0.1
	延滞債権	1.0	0.1	0.9
	３カ月以上延滞債権	0.0	0.0	0.0
	貸出条件緩和債権	0.6	△ 0.2	0.8
	合計	1.8	0.0	1.8

１３．貸倒引当金等の状況

【三井住友銀行単体】　（金額単位　百万円）

	20年３月末	19年３月末比	19年３月末
貸倒引当金	620,004	△　57,569	677,573
一般貸倒引当金	430,919	△　99,888	530,807
個別貸倒引当金	189,084	44,260	144,824
特定海外債権引当勘定	0	△　1,941	1,941
直接減額実施額	333,811	35,497	298,314

【連結】　（金額単位　百万円）

	20年３月末	19年３月末比	19年３月末
貸倒引当金	894,702	5,609	889,093
一般貸倒引当金	593,714	△　89,875	683,589
個別貸倒引当金	300,987	97,425	203,562
特定海外債権引当勘定	0	△　1,941	1,941
直接減額実施額	518,594	28,471	490,123

１４．リスク管理債権に対する引当率

【三井住友銀行単体】　（単位　%）

	20年３月末	19年３月末比	19年３月末
直接減額実施前	89.8	△　9.0	98.8
直接減額実施後	80.5	△　13.5	94.0

【連結】　（単位　%）

	20年３月末	19年３月末比	19年３月末
直接減額実施前	92.6	0.5	92.1
直接減額実施後	81.9	△　1.4	83.3

（注）リスク管理債権に対する引当率＝貸倒引当金／リスク管理債権

１５．金融再生法開示債権と保全状況

【三井住友銀行単体】

（単位　百万円、％）

	20年３月末	19年３月末比	19年３月末
破産更生債権及びこれらに準ずる債権	117,757	8,864	108,893
危険債権	402,028	101,931	300,097
要管理債権	284,153	△ 45,524	329,677
合計（A）	803,939	65,272	738,667
正常債権	63,928,140	3,385,902	60,542,238
総計（B）	64,732,080	3,451,174	61,280,906
不良債権比率（A／B）	1.24	0.03	1.21
直接減額実施額	333,811	35,497	298,314

（注）金融再生法開示債権には、貸出金の他、支払承諾見返、仮払金その他の与信性資産が含まれております。

（金額単位　百万円）

	20年３月末	19年３月末比	19年３月末
保全額（C）	647,950	61,269	586,681
貸倒引当金（注）（D）	277,591	33,888	243,703
担保保証等（E）	370,359	27,382	342,977

（注）貸倒引当金には、個別貸倒引当金及び要管理債権に対して計上している一般貸倒引当金の合計額を計上しております。

（単位　％）

	20年３月末	19年３月末比	19年３月末
保全率（C）／（A）	80.60	1.18	79.42
貸倒引当金総額を分子に算入した場合の保全率	123.19	△ 14.97	138.16

（単位　％）

	20年３月末	19年３月末比	19年３月末
担保保証等控除後の開示債権に対する引当率（D）／（A－E）	64.02	2.43	61.59
貸倒引当金総額を分子に算入した場合の引当率	143.00	△ 28.24	171.24

【連結】

（単位　百万円、％）

	20年３月末	19年３月末比	19年３月末
破産更生債権及びこれらに準ずる債権	206,634	12,842	193,792
危険債権	507,167	122,350	384,817
要管理債権	418,841	△ 87,183	506,024
合計（A）	1,132,643	48,011	1,084,632
正常債権	69,001,954	4,186,347	64,815,607
総計（B）	70,134,597	4,234,357	65,900,240
不良債権比率（A／B）	1.61	△ 0.04	1.65

（金額単位　百万円）

	20年３月末	19年３月末比	19年３月末
保全額（C）	915,910	34,409	881,501
貸倒引当金（D）	319,935	38,277	281,658
担保保証等（E）	595,975	△ 3,868	599,843

（単位　％）

	20年３月末	19年３月末比	19年３月末
保全率（C）／（A）	80.86	△ 0.41	81.27
貸倒引当金総額を分子に算入した場合の保全率	131.61	△ 5.67	137.28

（単位　％）

	20年３月末	19年３月末比	19年３月末
担保保証等控除後の開示債権に対する引当率（D）／（A－E）	59.62	1.52	58.10
貸倒引当金総額を分子に算入した場合の引当率	166.71	△ 16.69	183.40

１６．不良債権のオフバランス化の実績　【三井住友銀行単体】

（金額単位　億円）

【上期実績】

	19年３月末	19年度上期増減	新規発生額	ｵﾌﾊﾞﾗﾝｽ化額	19年９月末
破産更生等債権	1,089	4	341	△ 337	1,093
危険債権	3,001	403	1,412	△ 1,009	3,404
合　計	4,090	407	(注1) 1,753	△ 1,346	4,497
うちｵﾌﾊﾞﾗﾝｽ化につながる措置額(注2)	809				947

要因別内訳(注3)

清算型処理	△ 97
再建型処理	△ 274
再建型処理に伴う業況改善	－
債権流動化	△ 460
直接償却	389
その他	△ 904
うち回収･返済等	△ 785
うち業況改善	△ 119
合計	△ 1,346

【下期実績】

	19年９月末	19年度下期増減	新規発生額	ｵﾌﾊﾞﾗﾝｽ化額	20年３月末
破産更生等債権	1,093	85	377	△ 292	1,178
危険債権	3,404	616	2,417	△ 1,801	4,020
合　計	4,497	701	2,794	(注1)△ 2,093	5,198
うちｵﾌﾊﾞﾗﾝｽ化につながる措置額(注2)	947				1,028

要因別内訳(注3)

清算型処理	△ 221
再建型処理	△ 65
再建型処理に伴う業況改善	－
債権流動化	△ 330
直接償却	460
その他	△ 1,937
うち回収･返済等	△ 1,153
うち業況改善	△ 784
合計	△ 2,093

(注1) 上期に新規発生した先で下期にオフバランス化した額は、それぞれに計上されており、その金額は847億円。
(注2) オフバランス化につながる措置とは、法的整理、法的整理に準ずる措置、ｸﾞｯﾄﾞｶﾝﾊﾟﾆｰ･ﾊﾞｯﾄﾞｶﾝﾊﾟﾆｰへの会社分割、個人･中小企業向け小口債権の部分直接償却、企業の再生等を信託の目的とし信託終了までにオフバランス化が図られるＲＣＣへの信託を指す。
(注3) １．「清算型処理」とは、清算型倒産手続（破産、特別清算）による債権切捨て・債権償却をいう。
２．「再建型処理」とは、再建型倒産手続（会社更生、民事再生、和議、会社整理）による債権切捨て、特定調停等民事調停による債権放棄及び私的整理による債権放棄をいう。

１７．業種別貸出状況等　【三井住友銀行単体】

（１）業種別貸出金

（金額単位　百万円）

	20年３月末	19年３月末比	19年３月末
国内店分（除く特別国際金融取引勘定）	48,877,589	687,080	48,190,509
製造業	5,284,513	48,416	5,236,097
農業、林業、漁業及び鉱業	138,440	6,244	132,196
建設業	1,153,752	△ 71,199	1,224,951
運輸、情報通信、公益事業	2,891,612	5,444	2,886,168
卸売・小売業	4,902,333	△ 186,964	5,089,297
金融・保険業	6,083,560	407,655	5,675,905
不動産業	6,310,993	△ 58,250	6,369,243
各種サービス業	5,453,700	△ 288,676	5,742,376
地方公共団体	780,942	188,704	592,238
その他	15,877,739	635,706	15,242,033
海外店分及び特別国際金融取引勘定分	8,080,224	2,514,293	5,565,931
政府等	19,835	806	19,029
金融機関	679,195	391,297	287,898
商工業	6,790,929	1,752,121	5,038,808
その他	590,262	370,067	220,195
合計	56,957,813	3,201,373	53,756,440

うちリスク管理債権

（金額単位　百万円）

	20年３月末	19年３月末比	19年３月末
国内店分（除く特別国際金融取引勘定）	702,780	23,286	679,494
製造業	66,580	7,829	58,751
農業、林業、漁業及び鉱業	3,883	1,065	2,818
建設業	74,590	40,263	34,327
運輸、情報通信、公益事業	39,356	△ 64,624	103,980
卸売・小売業	120,530	29,066	91,464
金融・保険業	16,159	14,855	1,304
不動産業	153,962	△ 16,121	170,083
各種サービス業	159,333	9,355	149,978
地方公共団体	―	―	―
その他	68,382	1,596	66,786
海外店分及び特別国際金融取引勘定分	67,807	26,237	41,570
政府等	―	―	―
金融機関	―	―	―
商工業	67,807	26,237	41,570
その他	―	―	―
合計	770,587	49,523	721,064

（２）業種別金融再生法開示債権及び引当率

（単位　百万円、％）

	20年３月末			19年３月末
		引当率	19年３月末比	
国内店分（除く特別国際金融取引勘定）	735,572	63.9	40,383	695,189
製造業	70,794	60.1	10,029	60,765
農業、林業、漁業及び鉱業	3,883	56.4	1,065	2,818
建設業	79,065	64.1	44,551	34,514
運輸、情報通信、公益事業	40,500	59.5	△　64,349	104,849
卸売・小売業	127,584	61.3	31,312	96,272
金融・保険業	17,190	69.2	14,749	2,441
不動産業	157,331	70.7	△　12,781	170,112
各種サービス業	168,951	59.2	14,167	154,784
地方公共団体	−	−	−	−
その他	70,270	100.0	1,640	68,630
海外店分及び特別国際金融取引勘定分	68,366	64.6	24,888	43,478
政府等	−	−	−	−
金融機関	−	−	−	−
商工業	68,366	64.6	24,888	43,478
その他	−	−	−	−
合計	803,939	64.0	65,272	738,667

（注）１．金融再生法開示債権には、貸出金の他、支払承諾見返、仮払金その他の与信性資産が含まれております。
２．引当率＝貸倒引当金／担保保証等控除後債権×１００
貸倒引当金は、個別貸倒引当金及び要管理債権に対して計上している一般貸倒引当金の合計額であります。

（３）消費者ローン残高

（金額単位　百万円）

	20年３月末		19年３月末
		19年３月末比	
消費者ローン残高	14,581,772	88,958	14,492,814
住宅ローン残高	13,647,753	90,232	13,557,521
うち自己居住用の住宅ローン残高	10,033,842	114,958	9,918,884
その他ローン残高	934,018	△　1,274	935,292

（４）中小企業等に対する貸出金

（単位　百万円、％）

	20年３月末		19年３月末
		19年３月末比	
中小企業等貸出金残高	36,129,519	△　146,719	36,276,238
中小企業等貸出金比率	73.9	△　1.4	75.3

（注）貸出金残高には、海外店分及び特別国際金融取引勘定分を含めておりません。

１８．国別貸出状況等　【三井住友銀行単体】

（１）特定海外債権残高

（単位　百万円、ヶ国）

	20年３月末	19年３月末比	19年３月末
債　権　額	4	△　32,574	32,578
対　象　国　数	1	△　1	2

（２）貸出金の主要地域別残高

（金額単位　百万円）

	20年３月末	19年３月末比	19年３月末
アジア	2,416,212	348,977	2,067,235
インドネシア	57,370	5,481	51,889
タイ	350,342	△　35,691	386,033
韓国	119,688	△　148,472	268,160
香港	501,635	101,085	400,550
中国	503,115	115,652	387,463
シンガポール	549,866	201,402	348,464
インド	121,300	72,364	48,936
その他	212,893	37,158	175,735
北米	2,616,800	863,185	1,753,615
中南米	614,952	148,345	466,607
メキシコ	30,220	△　6,415	36,635
アルゼンチン	14	－	14
ブラジル	80,235	50,012	30,223
パナマ	479,967	87,903	392,064
その他	24,515	16,847	7,668
西欧	1,580,643	608,076	972,567
東欧	338,562	250,428	88,134
その他	892,348	352,596	539,752
合　　計	8,459,521	2,571,611	5,887,910

（注）債務者所在国を基準に集計しております。

（３）金融再生法開示債権の地域別構成

（単位　百万円、％）

	20年３月末	引当率	19年３月末比	19年３月末
海外店分及び特別国際金融取引勘定分	68,366	64.6	24,888	43,478
アジア	25,717	39.5	△　7,181	32,898
インドネシア	750	44.8	268	482
香港	15,362	34.1	△　4,026	19,388
タイ	287	49.6	△　284	571
中国	1,849	45.9	△　1,695	3,544
その他	7,468	48.5	△　1,443	8,911
北米	32,498	98.4	22,097	10,401
中南米	－	－	－	－
西欧	153	69.3	△　24	177
東欧	－	－	－	－
その他	9,996	44.8	9,996	－

（注）1．金融再生法開示債権には、貸出金の他、支払承諾見返、仮払金その他の与信性資産が含まれております。

2．引当率＝貸倒引当金／担保保証等控除後債権×１００
貸倒引当金は、個別貸倒引当金及び要管理債権に対して計上している一般貸倒引当金の合計額であります。

3．債権額は債務者所在国を基準に集計しております。

１９．預金、貸出金の残高等　【三井住友銀行単体】

（１）預金、貸出金の残高

（単位　百万円、％）

	19年度	18年度比	18年度
預　金　（末残）	66,417,260	182,258	66,235,002
預　金　（平残）	65,980,237	130,091	65,850,146
うち国内業務部門	57,309,691	△　64,611	57,374,302
平均利回	0.22	0.12	0.10
貸出金　（末残）	56,957,813	3,201,373	53,756,440
貸出金　（平残）	54,248,936	689,335	53,559,601
うち国内業務部門	46,675,889	△　512,668	47,188,557
平均利回	2.04	0.31	1.73

（注）預金には、譲渡性預金を含めておりません。

（２）預金者別預金残高

（金額単位　百万円）

	20年３月末	19年３月末比	19年３月末
国内総預金	64,526,149	1,845,385	62,680,764
個　人	33,987,919	364,207	33,623,712
法　人	30,538,230	1,481,178	29,057,052

（注）本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

（ご参考）

（金額単位　億円）

	20年３月末	19年３月末比	19年３月末
投資信託預り残高	31,506	△ 3,948	35,454
うち個人向け	29,740	△ 4,475	34,215

（注）投資信託預り残高は約定基準で、期末の各ファンドの純資産残高に基づいて計上しております。

（金額単位　億円）

	19年度	18年度比	18年度
個人向け投資信託販売額	11,519	△ 1,983	13,502
個人年金保険販売額	3,894	△ 723	4,617

２０．その他参考計数　【三井住友銀行単体】

（１）債権放棄

（単位　社、億円）

	１９年度
社数	―
債権放棄額（債権額）	―

（注）法的処理に伴う債権放棄は含んでおりません。

（２）「その他有価証券」中の株式の残高及び売却実績

残高　（金額単位　億円）

	20年３月末	19年３月末
貸借対照表価額	31,902	42,621
取得原価	22,539	22,834

（金額単位　億円）

	１９年度
売却実績	約△400

２１．役員数・従業員数の状況　【三井住友銀行単体】

（単位　人）

	20年３月末		19年３月末
		19年３月末比	
取締役・監査役	20	△　2	22
執行役員（役員兼務者を除く）	61	2	59
従業員数（執行役員を除く）	17,886	1,479	16,407

（注）1. 取締役・監査役は、三井住友フィナンシャルグループの取締役・監査役を含めております。
2. 従業員数は就業者数を記載しており、海外の現地採用者を含み、嘱託及び臨時従業員を含めておりません。

２２．店舗数の状況　【三井住友銀行単体】

（単位　店）

	20年３月末		19年３月末
		19年３月末比	
国内本支店　（注）	416	10	406
国内出張所・代理店	158	1	157
海外支店	19	1	18
海外出張所	6	1	5
海外駐在員事務所	15	2	13

（ご参考）

欧州三井住友銀行拠点数	4	―	4

（注）被振込専用支店、ＡＴＭ管理専門支店、外為事務部を除いております。

２３．繰延税金資産

（１）繰延税金資産の計上額

【三井住友銀行単体】（金額単位　億円）

		20年３月末	19年３月末比	19年３月末	（ご参考）一時差異等残高 20年３月末
①繰延税金資産合計（②－③）	1	10,941	△ 2,952	13,893	
②繰延税金資産小計	2	17,635	△ 1,615	19,250	43,037
貸倒引当金	3	993	＋ 198	795	2,444
貸出金償却	4	1,046	＋ 31	1,015	2,575
有価証券有税償却	5	5,768	＋ 1,509	4,259	14,196
退職給付引当金	6	471	△ 107	578	1,158
減価償却限度超過額	7	63	△ 5	68	155
投資損失引当金	8	52	△ 263	315	128
その他有価証券評価差額金	9	－	－	－	－
繰延ヘッジ損益	10	514	△ 84	598	1,265
税務上の繰越欠損金	11	8,135	△ 2,988	11,123	19,656
その他	12	593	＋ 94	499	1,460
③評価性引当額	13	6,694	＋ 1,337	5,357	
④繰延税金負債	14	2,708	△ 3,749	6,457	9,359
退職給付信託設定益	15	416	△ 1	417	1,023
その他有価証券評価差額金	16	1,976	△ 3,758	5,734	7,557
繰延ヘッジ損益	17	－	－	－	－
その他	18	316	＋ 10	306	779
繰延税金資産の計上額（①－④）	19	8,233	＋ 797	7,436	
10行目の繰延税金資産相当額（注1）	20	514	△ 84	598	1,265
16行目の繰延税金負債相当額（注2）	21	△ 1,976	＋ 3,758	△ 5,734	△ 7,557
上記以外	22	9,695	△ 2,877	12,572	23,903
実効税率	23	40.63%	－	40.63%	

【連結】

		20年３月末	19年３月末比	19年３月末
⑤繰延税金資産純額	24	9,335	＋ 972	8,363
⑥Tier I	25	43,815	＋ 4,782	39,033
繰延税金資産純額/Tier I 比率（⑤／⑥）	26	21.3%	△ 0.1%	21.4%

(注1) 繰延ヘッジ損失については、将来年度の収益力に基づく課税所得によって繰延税金資産の回収可能性を判断する場合には、例示区分４号但書の会社についても回収可能性があると判断できるものとされている（「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号））。

(注2) 繰延税金資産は、その他有価証券評価差額がネット評価差益の場合に計上される繰延税金負債と相殺表示されるが、繰延税金資産の回収可能性の判断に当たっては、この繰延税金負債と相殺される前の繰延税金資産残高が判断対象となる（「その他有価証券の評価差額及び固定資産の減損損失に係る税効果会計の適用における監査上の取扱い」（日本公認会計士協会監査委員会報告第70号））。

（2）繰延税金資産の計上根拠

①計上基準　**実務指針の例示区分の４号但書**

（イ）当行には重要な税務上の繰越欠損金が存在するが、これは、早期に財務の健全性を向上させるべく、以下のバランスシート改善策を実施した結果発生したものであり、非経常的な特別の原因に起因したものであると判断される。従って、実務指針（注1）5（1）の例示区分の４号但書に則り、将来の合理的な見積り可能期間（おおむね５年）内の課税所得見積額の範囲内で、解消スケジューリングの可能な一時差異等を対象として繰延税金資産を計上している。

(a)不良債権処理
「金融機関等の経営の健全性確保のための関係法律の整備に関する法律」（平成８年６月）による「早期是正措置」の導入(平成10年度)により、自己査定に基づいて償却・引当を行う体制を整備。景気低迷の長期化、国内外の経済環境が不透明感を増す中、資産劣化リスクへの対応力を高めるべく引当強化等の不良債権処理を積極的に実施。
また、平成14年10月に出された「金融再生プログラム」に基づき、平成16年度までに不良債権比率を半減すべく最終処理を加速し、平成16年上期中に半減目標を前倒しで達成。
これらの過程等で、不良債権有税処理残高（注2）が大幅に増加。その後、与信コストの発生等に伴い増加する有税処理残高もあるが、無税化も順調に進捗。

(b)株式含み損処理
株価の大幅かつ継続的な下落を踏まえた株価変動リスクの削減や、平成13年度に導入決定された株式保有制限の早期達成に向け、保有株式の圧縮を促進。
平成14年度においては、保有株式の売切りにより約11,000億円の簿価圧縮を実施するとともに、減損処理及び合併差益を活用した処理により、保有株式の含み損約12,000億円を一挙に処理した結果、平成14年度末時点で株式保有制限を前倒しで達成。
こうした施策の影響により、有価証券有税償却残高（注2）は一時的に高水準となる（11/3末の約1,000億円→15/3末の約15,000億円）。以降、株式償却等に伴う有税処理残高の増加もあるが、一方で、売却等により無税化も着実に進捗。

（ロ）上記等により、20/3末時点の法人税の繰越欠損金は約19,700億円となっているが、今後発生する課税所得によって、繰越期限までに解消される見込みである。なお、過去において、重要な税務上の繰越欠損金の繰越期限切れは発生していない。

（注1）「繰延税金資産の回収可能性の判断に関する監査上の取扱い」（日本公認会計士協会監査委員会報告第66号）
（注2）前頁表中の「一時差異等残高」に対応する計数である。

②将来の課税所得見積り可能期間　**５年**

③今後５年間の調整前課税所得の見積り累計額

（金額単位　億円）

		今後５年間の見積り累計額
業務純益（一般貸倒引当金繰入前）	1	37,403
A 税引前当期純利益	2	21,109
B 申告調整額（除く20/3末一時差異の解消額）	3	4,553
C 調整前課税所得（A＋B）	4	25,662
調整前課税所得に対応する繰延税金資産額	5	10,426

【基本的な考え方】

(1)有税残高等の一時差異の解消見込年度をスケジューリング

(2)今後５年間の調整前課税所得を保守的に見積り

①中期経営計画を基礎とし、５年間の収益計画を合理的に見積り

②上記計画計数に対し、将来予測の不確実性を勘案し、一定のストレス（減額調整）を付加

③上記収益計画に対応する申告調整額を加算し、調整前課税所得を算出

(3)上記により回収可能と判断される額に実効税率を乗じた額を、繰延税金資産として計上

（ご参考）過去５年間の法人税確定申告所得（繰越欠損金控除前）実績

（金額単位　億円）

	16/3期	17/3期	18/3期	19/3期	20/3期
確定申告所得(繰越欠損金控除前)	▲14,378	3,172	▲6,524	▲670	7,448

(注1)「確定申告所得（繰越欠損金控除前）」＝「各年度の調整前課税所得」－「各年度における一時差異の無税化額」
(注2) 法人税の確定申告は６月末に行うため、20/3期は決算時点での見積り計数である。
(注3) 上記計数は、実務指針の例示区分の４号但書に規定する「非経常的な特別の原因」を含んでいるが、これを除けば各期とも課税所得を計上している。

２４．平成２０年度業績予想

株式会社三井住友フィナンシャルグループ

【単体】 (金額単位　億円)

	20年度予想 中間期	20年度予想	19年度実績
営業収益	490	1,500	1,116
営業利益	460	1,450	1,054
経常利益	360	1,300	891
当期純利益	350	1,250	830

１株当たり配当予想 (金額単位　円)

	20年度予想 中間	20年度予想 年間	19年度実績 年間
普通株式（注）	7,000	14,000	12,000
第四種優先株式	67,500	135,000	135,000
第六種優先株式	44,250	88,500	88,500

（注）平成20年5月16日付で公表しておりますとおり、「株式等の取引に係る決済の合理化を図るための社債等の振替に関する法律等の一部を改正する法律」（平成16年法律第88号）の施行日の前日を効力発生日として、普通株式1株を100株に株式分割することを予定しております。
当該株式分割が期首に行われたと仮定した場合の普通株式1株当たりの中間配当金は70円、年間配当金は140円となります。

＜ご参考＞ (金額単位　億円)

配当金総額	601	1,202	1,049

【連結】 (金額単位　億円)

	20年度予想 中間期	20年度予想	19年度実績
経常収益	18,500	39,000	46,235
経常利益	3,800	8,500	8,312
当期純利益	2,100	4,800	4,615

＜ご参考＞

株式会社三井住友銀行

【単体】 (金額単位　億円)

	20年度予想 中間期	20年度予想	19年度実績
業務粗利益	7,400	15,400	14,848
経費	△ 3,500	△ 7,100	△ 6,651
業務純益（一般貸倒引当金繰入前）	3,900	8,300	8,197
経常利益	2,700	6,100	5,107
当期純利益	1,800	3,900	2,057

与信関係費用	△ 900	△ 1,800	△ 1,478

（注）一般貸倒引当金繰入＋臨時費用に含まれる不良債権処理額＋特別利益に含まれる償却債権取立益

（ご参考①）中期経営計画の概要と平成２０年度の経営方針



中期経営計画（１９～２１年度）の概要と１９年度における取組み
１９年度
中期経営計画実現に向けた第一段階
・成長事業領域を着実に強化
▷ 個人向け店舗出店の積極化、保険商品ﾗｲﾝｱｯﾌﾟの拡充
▷ ｸﾚｼﾞｯﾄｶｰﾄﾞ事業における戦略的提携の推進
▷ 法人向けｿﾘｭｰｼｮﾝﾋﾞｼﾞﾈｽの強化
▷ ｱｼﾞｱにおける拠点網拡充・提携推進
・株主還元を拡充
▷ 普通株配当の増配（配当性向：20.5%）
不透明・不確実な環境変化に対応
▷ ｻﾌﾞﾌﾟﾗｲﾑﾛｰﾝ関連証券化商品の売却、償却・引当（控除後残高：55億円）
２０年度
中期経営計画実現に向け着実に前進
２１年度（経営目標）
・成長事業領域におけるトップクオリティの実現
・グローバルプレーヤーに相応しい財務体質の実現
・株主還元の充実（配当性向20%超）
21年度財務目標（SMFG連結）
・当期純利益 ： 6,500億円
・Tier I 比率 ： 8%程度
・当期純利益RORA ： 1%程度
・経費率（SMBC単体）： 40%台前半
・連結ROE ： 10-15%

２０年度経営方針：
「不透明・不確実な環境変化に適切に対応しつつ中期経営計画実現に向け着実に前進」

■ **成長事業領域の重点的強化**

- 個人向け金融コンサルティングビジネス
- 支払・決済・コンシューマーファイナンス
- 法人向けソリューションビジネス
- 投資銀行・信託業務
- グローバルマーケットにおける特定分野
- 自己勘定投資
- アセット回転型ビジネス

＜主要施策（例）＞

・資産運用商品ラインアップの強化 ▷ 投資信託、個人年金保険等
・有人店舗網の拡充 ▷ 東海地区等における新規出店を推進

・「本邦Ｎｏ.1のクレジットカード事業体」実現に向けた取組推進
▷ 三井住友カード並びに合併新会社（セントラルファイナンス、オーエムシーカード及びクオークの21年4月を目処とする合併により発足予定）による「グループ2社体制」の構築
・プロミスとの協働推進

・お客さまの経営課題解決に資するソリューション提供力の高度化
▷ コーポレート・アドバイザリー本部：M&A、資金調達、資本政策等
▷ プライベート・アドバイザリー本部：事業承継、職域取引、ＰＢ業務※
▷ グローバル・アドバイザリー部　：クロスボーダー取引等
・大和証券エスエムビーシーとの協働推進

・成長市場における拠点網の拡充
▷ ドーハ、プラハ、アムステルダムに駐在員事務所を開設（20年4月）
・アジア地域における戦略的提携の推進 ▷ ベトナムイグジムバンク等
・競争優位性を持つプロダクツの強化 ▷ プロジェクトファイナンス等

※プライベートバンキング業務

■ **持続的成長に向けた企業基盤の整備**



コンプライアンスの徹底
ＣＳ（お客さま満足度）向上、品質管理高度化
リスク管理の高度化
ニューヨーク証券取引所への上場検討

・国内外における法令等の遵守徹底
・お客さまのご意見・ご要望を活かす体制の一層の強化
・バーゼルⅡ（新BIS規制）への対応、与信管理体制の一段の強化
・財務開発室（20年4月設置）による将来的な上場の検討

（ご参考②）証券化商品等への投融資等の状況

1. 証券化商品等の状況

- ・管理会計ベース
- ・引当金には正常先に対する一般貸倒引当金を含めていない

(1)平成20年3月末において、当社グループが保有する証券化商品等の残高は、償却・引当控除後で約2,700億円。
大宗は高格付けの米国政府支援機関保証債等(約2,200億円)。

(2)このうち、サブプライム関連の証券化商品等のエクスポージャーは、平成19年度に▲930億円の損失処理(償却・引当▲891億円、売却損▲39億円)を行った結果、償却・引当控除後残高は55億円と極めて少額。

【連結】 (単位:億円)

	20年3月末											裏付資産の格付け等
	残高(償却前)①	うち海外	うちサブプライム関連	含み損益(償却前)	償却・引当額②	うちサブプライム関連	残高(償却・引当控除後)(①−②)	うち海外	うちサブプライム関連	含み損益(償却後)	うちサブプライム関連	
住宅ローン債権を裏付資産とする証券化商品(RMBS)	2,198	2,198	-	△ 16	-	-	2,198	2,198	-	△ 16	-	
米国政府支援機関保証債等	2,198	2,198	-	△ 16	-	-	2,198	2,198	-	△ 16	-	AAA
クレジットカード債権を裏付資産とする証券化商品(Cards)	125	125	-	△ 6	-	-	125	125	-	△ 6	-	A～BBB
事業法人向けローン債権を裏付資産とする証券化商品(CLO)	243	243	-	△ 34	4	-	239	239	-	△ 30	-	
シニア部分	220	220	-	△ 24	-	-	220	220	-	△ 24	-	AAA～A
エクイティ部分	23	23	-	△ 10	4	-	19	19	-	△ 6	-	格付け無し
商業用不動産を裏付資産とする証券化商品(CMBS)	60	-	-	0	-	-	60	-	-	0	-	BBB
RMBS等の証券化商品を裏付資産とする二次証券化商品(ABS-CDO)	735	735	735	△ 686	686	686	49	49	49	-	-	
シニア部分	661	661	661	△ 612	612	612	49	49	49	-	-	投機的格付け
メザニン部分	53	53	53	△ 53	53	53	-	-	-	-	-	投機的格付け、格付け無し
エクイティ部分	21	21	21	△ 21	21	21	-	-	-	-	-	格付け無し
証券化商品 計(A)	3,361	3,301	735	△ 742	690	686	2,671	2,611	49	△ 52	-	
ウェアハウジングローン等(B)	354	354	211	／	289	205	65	65	6	／	／	
合計(A+B)	3,715	3,655	946	／	979	891	2,736	2,676	55	／	／	

(注1)サブプライム関連の損失処理は上記の償却・引当処理▲891億円のほか、上期に実施した売却(約3,500億円)に伴う売却損▲39億円がある。
(注2)三井住友銀行が貸出債権の流動化において保有する劣後受益権(次頁の参考計数をご参照)は含めていない。
(注3)シニア部分は、トランチング(優先劣後構造を設けること)の上位部分かつ証券化時の格付A以上のもの。
(注4)メザニン部分は、非シニア部分かつ最劣後ではない部分。
(注5)ウェアハウジングローンは、証券化目的の特別目的会社に対し、同社が保有する証券化商品を担保に行う融資業務。
(注6)格付けは、原則としてスタンダード＆プアーズ社とムーディーズ社のいずれか低い方の格付けを、スタンダード＆プアーズ社の表記方法で表示している。

（参考）三井住友銀行の貸出債権の流動化に係る劣後受益権

(1)三井住友銀行が貸出債権の流動化において、流動化債権の一部を劣後受益権として保有。

(2)平成20年3月末時点において、三井住友銀行が保有する当該劣後受益権残高は約2,500億円。
流動化の対象となっている債権の大宗は優良な住宅ローン債権。
保有する劣後受益権に対しては適切に自己査定を実施し、必要な償却・引当を行っている。

なお、三井住友銀行以外の連結子会社における保有はない。

（単位：億円）

	20年3月末			
	残高	うち海外	うちサブプライム関連	貸倒引当金
住宅ローン債権	2,455	－	－	－
事業法人向け貸付債権	79	－	－	15
合計	2,534	－	－	15

2. モノライン保険会社との取引の状況

モノライン保険会社との取引については、原債権・参照債権から生じる損失をモノライン保険会社が保証するものであり、損益影響はあくまで原債権・参照債権の信用状態や価格状況をベースとした上で、モノライン保険会社の信用状態により発生する。

(1)モノライン保険会社を取引相手とするクレジットデリバティブ取引(CDS)

①当社グループはクレジットデリバティブ(※)の仲介取引において、モノライン保険会社との間でカバー取引を行っており、平成20年3月末におけるモノライン保険会社に対する引当控除後の実質的な残存エクスポージャー(※※)は約300億円で、全て高格付け先宛のもの。
また、当該クレジットデリバティブの参照債権は投資適格ランクで、サブプライムローン関連のものは含まれていない。

②当該エクスポージャーについては自己査定を行っているが、平成19年度においては、一部モノライン保険会社の信用状態が大幅に悪化したため、当該保険会社宛のエクスポージャーの全額に対し引当金を計上するとともに、追加損失の発生を回避する観点から、当該取引に係る損失上限額を確定させる取引(損失処理額約▲300億円)を実施。

(※)信用リスクのヘッジを目的とするデリバティブ
(※※)参照債権の評価損見合いとして、取引清算時にモノライン保険会社宛に請求可能な時価評価額(与信額)

【連結】　(単位:億円)

	20年3月末		20年3月末 参照債権 残高
	与信額	貸倒 引当金	
モノライン保険会社を取引相手とするCDSのエクスポージャー	311	19	5,591

(注1)上記計数は損失処理済分(損失処理額:約▲300億円)を控除している。
(注2)取引相手であるモノライン保険会社(損失処理済分を除く)は全てAA格付以上で、大宗がAAA格付(スタンダード&プアーズ社、ムーディーズ社)。

(2)モノライン保険会社保証付の投融資等

①平成20年3月末において当社グループが保有するモノライン保険会社保証付きの投融資等の残高は約400億円。

②原債権は投資適格ランクのプロジェクトファイナンス、地方債等で、サブプライムローン関連のものは含まれていない。
これらの投融資等に対しては適切に自己査定を実施。

【連結】　(単位:億円)

	20年3月末	
	残 高	貸倒 引当金
モノライン保険会社保証付の投融資等	417	—

(参考)上記の他、モノライン保険会社をグループの一部に持つ保険会社への融資枠等が約160億円(実行済額:0.1億円)あるが、当該保険会社の信用状態に問題となる状況は発生していない。

3. レバレッジド・ローンの状況

(1)当社グループの平成20年3月末時点における企業・事業買収に関するファイナンスの残高は、貸出金が約8,400億円、コミットメントライン未引出額が約1,200億円。

(2)上記貸出金、コミットメントラインの取組みにあたっては対象企業のキャッシュフローの安定性を見極める他、特に海外案件においては、小口分散を基本とする等、リスク低減を図っている。
また、与信管理にあたっては、個別案件毎にモニタリングを実施し、必要に応じて適切に償却・引当等を行っており、国内・海外ともに良質なポートフォリオを維持している。

【連結】 (単位:億円)

	20年3月末		
	貸出金	コミットメントライン未引出額	貸倒引当金
欧州向け	3,254	110	-
日本向け	2,323	179	137
米国向け	1,954	812	13
アジア向け	896	80	5
合計	8,427	1,181	155

(注1)上記のうち売却予定残高は約800億円であるが、仮に売却した場合の現時点での売却損見込は1割未満の水準。
(注2)「1.証券化商品等の状況」の裏付資産に含まれるレバレッジドローンは、上記に含めていない。

4. ABCPスポンサー業務の状況

(1)当社グループは、顧客の資金調達のため、当該顧客の売掛債権等を原資産としたABCPの発行に関するスポンサー業務を行っている。
具体的には、ABCPプログラムのスポンサーとして、顧客の資金調達を目的に設立された特別目的会社が行う債権買取や資金調達、ABCPの発行及び投資家宛販売等の業務を管理するとともに、当該特別目的会社に対する流動性補完や信用補完も行っている。

(2)平成20年3月末における当該プログラムに係る原資産残高は約9,600億円。その大部分が事業法人向けの債権で占める優良なポートフォリオで、サブプライムローン関連の資産は含まれていない。
また、当該プログラムに係る流動性補完・信用補完については、適切に自己査定を行っており、必要に応じて適切に償却・引当を行っている。

(単位:億円)

原資産別内訳	20年3月末				プログラムの内容	
	原資産 残高	海外	内ｻﾌﾞﾌﾟﾗｲﾑ関連	引当金	流動性補完	信用補完
事業法人向け債権	8,286	1,923	－	1	あり	あり
	654	－	－	－	なし	なし
金融機関向け債権	401	401	－	－	あり	あり
消費者向け債権	251	251	－	－	あり	あり
その他	21	21	－	－	あり	あり
合計	9,613	2,596	－	1		

(注)上記海外分のプログラムに係る信用補完は、原資産残高等の10%を上限としている。
一方、国内分のプログラムに係る信用補完は、原資産残高等の100%を上限としている。

(参考)上記の他、他社がスポンサーとなるABCPプログラムに対し、当社グループが流動性補完を行っているものがあり、当該プログラムに係る流動性補完枠は約1,100億円。

5. その他

当社グループは、いわゆるSIV(Structured Investment Vehicle)の発行する有価証券を保有していない。

（ご参考③）三井住友銀行の財務諸表等

1．比較貸借対照表（主要内訳）【三井住友銀行単体】

（金額単位　百万円）

科目	平成19年度末（A）	平成18年度末（B）	比較（A－B）
（資産の部）			
現金預け金	4,948,530	3,999,561	948,969
コールローン	362,988	1,003,796	△ 640,808
買現先勘定	328,544	39,725	288,819
債券貸借取引支払保証金	1,900,294	2,213,314	△ 313,020
買入手形	11,094	2,861	8,233
買入金銭債権	447,538	333,524	114,014
特定取引資産	3,638,676	2,914,023	724,653
金銭の信託	7,329	2,924	4,405
有価証券	22,758,241	20,060,873	2,697,368
貸出金	56,957,813	53,756,440	3,201,373
外国為替	836,917	835,617	1,300
その他資産	2,196,999	1,442,066	754,933
有形固定資産	676,072	678,581	△ 2,509
無形固定資産	106,469	87,615	18,854
繰延税金資産	823,251	743,605	79,646
支払承諾見返	4,665,062	4,177,816	487,246
貸倒引当金	△ 620,004	△ 677,573	57,569
投資損失引当金	△ 12,801	△ 77,547	64,746
資産の部合計	100,033,020	91,537,228	8,495,792
（負債の部）			
預金	66,417,260	66,235,002	182,258
譲渡性預金	2,965,574	2,574,335	391,239
コールマネー	2,656,142	2,291,128	365,014
売現先勘定	1,825,481	104,640	1,720,841
債券貸借取引受入担保金	5,732,042	1,516,342	4,215,700
特定取引負債	2,307,304	1,578,730	728,574
借用金	3,798,333	3,371,846	426,487
外国為替	301,958	329,695	△ 27,737
社債	3,539,110	3,647,483	△ 108,373
信託勘定借	80,796	65,062	15,734
その他負債	2,178,263	1,588,683	589,580
賞与引当金	8,857	8,892	△ 35
役員賞与引当金	496	-	496
役員退職慰労引当金	4,800	4,757	43
ポイント引当金	1,870	990	880
預金払戻引当金	9,587	-	9,587
特別法上の引当金	0	18	△ 18
再評価に係る繰延税金負債	46,827	48,917	△ 2,090
支払承諾	4,665,062	4,177,816	487,246
負債の部合計	96,539,771	87,544,344	8,995,427
（純資産の部）			
資本金	664,986	664,986	-
資本剰余金	1,367,548	1,367,548	-
資本準備金	665,033	665,033	-
その他資本剰余金	702,514	702,514	-
利益剰余金	894,839	761,028	133,811
その他利益剰余金	894,839	761,028	133,811
海外投資等損失準備金	0	0	△ 0
行員退職積立金	1,656	1,656	-
別途準備金	219,845	219,845	-
繰越利益剰余金	673,337	539,526	133,811
株主資本合計	2,927,374	2,793,563	133,811
その他有価証券評価差額金	558,103	1,259,814	△ 701,711
繰延ヘッジ損益	△ 13,787	△ 84,733	70,946
土地再評価差額金	21,558	24,240	△ 2,682
評価・換算差額等合計	565,874	1,199,320	△ 633,446
純資産の部合計	3,493,249	3,992,884	△ 499,635
負債及び純資産の部合計	100,033,020	91,537,228	8,495,792

（注）記載金額は百万円未満を切り捨てて表示しております。

２．比較損益計算書（主要内訳）【三井住友銀行単体】

（金額単位　百万円）

科目	平成19年度（A）	平成18年度（B）	比較（A－B）
経常収益	2,933,626	2,451,351	482,275
資金運用収益	1,866,277	1,706,170	160,107
（うち貸出金利息）	(1,326,278)	(1,143,361)	(182,917)
（うち有価証券利息配当金）	(322,287)	(369,039)	(△ 46,752)
信託報酬	3,710	3,482	228
役務取引等収益	452,527	465,171	△ 12,644
特定取引収益	440,985	103,719	337,266
その他業務収益	121,812	106,725	15,087
その他経常収益	48,313	66,082	△ 17,769
経常費用	2,422,886	1,878,037	544,849
資金調達費用	895,469	768,722	126,747
（うち預金利息）	(426,846)	(396,300)	(30,546)
役務取引等費用	120,165	111,754	8,411
特定取引費用	-	2,098	△ 2,098
その他業務費用	384,906	158,207	226,699
営業経費	659,992	609,816	50,176
その他経常費用	362,353	227,438	134,915
経常利益	510,739	573,313	△ 62,574
特別利益	11,051	41,226	△ 30,175
特別損失	14,336	27,610	△ 13,274
税引前当期純利益	507,454	586,928	△ 79,474
法人税、住民税及び事業税	16,031	16,507	△ 476
法人税等調整額	285,680	254,680	31,000
当期純利益	205,742	315,740	△ 109,998

（注）記載金額は百万円未満を切り捨てて表示しております。

３．株主資本等変動計算書　【三井住友銀行単体】

当事業年度（自　平成19年 4月 1日　　至　平成20年 3月31日）

（金額単位　百万円）

	資本金	資本剰余金		利益剰余金				株主資本合計
		資本準備金	その他資本剰余金	その他利益剰余金				
				海外投資等損失準備金	行員退職積立金	別途準備金	繰越利益剰余金	
平成19年３月31日残高	664,986	665,033	702,514	0	1,656	219,845	539,526	2,793,563
事業年度中の変動額								
海外投資等損失準備金取崩				△ 0			0	－
剰余金の配当							△ 74,613	△ 74,613
当期純利益							205,742	205,742
土地再評価差額金取崩							2,681	2,681
株主資本以外の項目の事業年度中の変動額（純額）								
事業年度中の変動額合計	－	－	－	△ 0	－	－	133,810	133,810
平成20年３月31日残高	664,986	665,033	702,514	0	1,656	219,845	673,337	2,927,374

（金額単位　百万円）

	評価・換算差額等				純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	評価・換算差額等合計	
平成19年３月31日残高	1,259,814	△ 84,733	24,240	1,199,320	3,992,884
事業年度中の変動額					
海外投資等損失準備金取崩					－
剰余金の配当					△ 74,613
当期純利益					205,742
土地再評価差額金取崩					2,681
株主資本以外の項目の事業年度中の変動額（純額）	△ 701,711	70,946	△ 2,681	△ 633,445	△ 633,445
事業年度中の変動額合計	△ 701,711	70,946	△ 2,681	△ 633,445	△ 499,635
平成20年３月31日残高	558,103	△ 13,787	21,558	565,874	3,493,249

（注）記載金額は百万円未満を切り捨てて表示しております。

前事業年度（自　平成18年 4月 1日　　至　平成19年 3月31日）

（金額単位　百万円）

	資本金	資本剰余金		利益剰余金				株主資本合計
		資本準備金	その他資本剰余金	その他利益剰余金				
				海外投資等損失準備金	行員退職積立金	別途準備金	繰越利益剰余金	
平成18年３月31日残高	664,986	665,033	702,514	1	1,656	219,845	572,531	2,826,568
事業年度中の変動額								
海外投資等損失準備金取崩				△ 1			1	—
剰余金の配当							△ 349,221	△ 349,221
当期純利益							315,740	315,740
土地再評価差額金取崩							475	475
株主資本以外の項目の事業年度中の変動額（純額）								
事業年度中の変動額合計	—	—	—	△ 1	—	—	△ 33,004	△ 33,005
平成19年３月31日残高	664,986	665,033	702,514	0	1,656	219,845	539,526	2,793,563

（金額単位　百万円）

	評価・換算差額等				純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	評価・換算差額等合計	
平成18年３月31日残高	783,491	—	24,716	808,207	3,634,776
事業年度中の変動額					
海外投資等損失準備金取崩					—
剰余金の配当					△ 349,221
当期純利益					315,740
土地再評価差額金取崩					475
株主資本以外の項目の事業年度中の変動額（純額）	476,323	△ 84,733	△ 475	391,113	391,113
事業年度中の変動額合計	476,323	△ 84,733	△ 475	391,113	358,108
平成19年３月31日残高	1,259,814	△ 84,733	24,240	1,199,320	3,992,884

（注）記載金額は百万円未満を切り捨てて表示しております。

４．有価証券の時価情報等　【三井住友銀行単体】

[1] 有価証券

貸借対照表の「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権及び商品投資受益権が含まれております。

(1) 満期保有目的の債券で時価のあるもの

（金額単位 百万円）

	20年３月末				
	貸借対照表計上額	時　価	差　額		
				うち益	うち損
国　債	614,081	624,829	10,747	12,035	1,287
地方債	97,311	98,903	1,591	1,591	−
社　債	380,770	385,506	4,736	4,746	10
合　計	1,092,163	1,109,238	17,075	18,373	1,298

(2) 子会社株式及び関連会社株式で時価のあるもの

（金額単位 百万円）

	20年３月末		
	貸借対照表計上額	時　価	差　額
子会社株式	43,699	57,576	13,876
関連会社株式	133,048	120,225	△　12,822
合　計	176,748	177,802	1,054

(3) その他有価証券で時価のあるもの

（金額単位 百万円）

	20年３月末				
	取得原価	貸借対照表計上額	評価差額		
				うち益	うち損
株　式	1,924,016	2,860,340	936,324	992,665	56,341
債　券	8,882,540	8,753,032	△　129,508	15,579	145,087
国　債	8,313,837	8,185,168	△　128,669	14,857	143,526
地方債	234,612	233,867	△　745	207	952
社　債	334,090	333,997	△　93	514	607
その他	4,980,968	4,929,901	△　51,067	22,533	73,600
合　計	15,787,525	16,543,274	755,749	1,030,778	275,029

（注）その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって貸借対照表価額とし、評価差額を当事業年度の損失として処理（以下、「減損処理」という。）しております。当事業年度におけるこの減損処理額は93,194百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 時価評価されていない有価証券の主な内容及び貸借対照表計上額

(金額単位 百万円)

	20年3月末
子会社株式及び関連会社株式	
子会社株式	1,119,810
関連会社株式	11,696
その他	53,764
その他有価証券	
非上場株式（店頭売買株式を除く。）	329,891
非上場債券	2,791,413
非上場外国証券	559,964
その他	472,470

[2] 金銭の信託

(1)運用目的の金銭の信託

(金額単位 百万円)

	20年3月末	
	貸借対照表計上額	当事業年度の損益に含まれた評価差額
運用目的の金銭の信託	1,488	3

(2)その他の金銭の信託（運用目的および満期保有目的以外の金銭の信託）

(金額単位 百万円)

	20年3月末				
	取得原価	貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	5,870	5,841	△ 29	－	29

5. 比較信託財産残高表 【三井住友銀行単体】

(金額単位 百万円)

科目	平成19年度末 (A)	平成18年度末 (B)	比較 (A－B)
貸出金	223,740	5,350	218,390
有価証券	273,504	267,110	6,394
受託有価証券	3,451	3,000	451
金銭債権	571,072	703,199	△ 132,127
有形固定資産	25	25	△ 0
その他債権	1,318	1,245	73
コールローン	263	-	263
銀行勘定貸	80,796	65,062	15,734
現金預け金	20,000	129,401	△ 109,401
その他	1,540	-	1,540
資産合計	1,175,711	1,174,396	1,315
指定金銭信託	292,193	358,058	△ 65,865
特定金銭信託	61,864	91,741	△ 29,877
金銭信託以外の金銭の信託	223,130	-	223,130
有価証券の信託	3,462	3,000	462
金銭債権の信託	501,920	598,236	△ 96,316
包括信託	91,600	123,359	△ 31,759
その他の信託	1,540	-	1,540
負債合計	1,175,711	1,174,396	1,315

(注) 1. 記載金額は百万円未満を切り捨てて表示しております。

2. 共同信託他社管理財産はありません。

3. 元本補てん契約のある信託については取り扱っておりません。

平成20年3月期　決算短信

平成20年5月16日

上場会社名	株式会社 三井住友フィナンシャルグループ	上場取引所	東証一部・大証一部・名証一部
コード番号	8316	URL	http://www.smfg.co.jp
代表者	取締役社長 北山 禎介		
問合せ先責任者	財務部副部長 山崎 武	TEL	(03)5512-3411
定時株主総会開催予定日	平成20年6月27日	配当支払開始予定日	平成20年6月27日
有価証券報告書提出予定日	平成20年6月30日	特定取引勘定設置の有無	有

(百万円未満切捨て)

1．平成20年3月期の連結業績　(平成19年4月1日～平成20年3月31日)

(1) 連結経営成績

(%表示は対前期増減率)

	経常収益		経常利益		当期純利益	
	百万円	%	百万円	%	百万円	%
平成20年3月期	4,623,545	(18.5)	831,160	(4.1)	461,536	(4.6)
平成19年3月期	3,901,259	(5.3)	798,610	(△17.1)	441,351	(△35.7)

	1株当たり当期純利益	潜在株式調整後1株当たり当期純利益	自己資本当期純利益率	総資産経常利益率	経常収益経常利益率
	円 銭	円 銭	%	%	%
平成20年3月期	59,298 24	56,657 41	13.2	0.8	18.0
平成19年3月期	57,085 83	51,494 17	13.1	0.8	20.5

(参考)　持分法投資損益　　平成20年3月期　△ 41,760 百万円　　平成19年3月期　△ 104,170 百万円

(2) 連結財政状態

	総資産	純資産	自己資本比率	1株当たり純資産	連結自己資本比率(第一基準)
	百万円	百万円	%	円 銭	%
平成20年3月期	111,955,918	5,224,076	3.2	424,546 01	[速報値] 10.55
平成19年3月期	100,858,309	5,331,279	3.9	469,228 59	11.31

(参考)　自己資本　　平成20年3月期　3,578,326 百万円　　平成19年3月期　3,922,986 百万円

(注) ① 自己資本比率は、(期末純資産の部合計－期末新株予約権－期末少数株主持分) を期末資産の部合計で除して算出しております。
② 連結自己資本比率 (第一基準) は、「銀行法第52条の25の規定に基づき、銀行持株会社が銀行持株会社及びその子会社の保有する資産等に照らしそれらの自己資本の充実の状況が適当であるかどうかを判断するための基準 (平成18年金融庁告示第20号)」に基づき算出しております。

(3) 連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
平成20年3月期	5,782,588	△ 5,086,559	102,112	2,736,752
平成19年3月期	△ 6,760,740	4,769,454	△ 1,244,945	1,927,024

2．配当の状況

	1株当たり配当金			配当金総額(年間)	配当性向(連結)	純資産配当率(連結)
(基準日)	中間期末	期末	年間			
	円	円	円	百万円	%	%
平成19年3月期	—	7,000	7,000	53,660	12.5	1.6
平成20年3月期	5,000	7,000	12,000	91,982	20.5	2.7
平成21年3月期(予想)	7,000	7,000	14,000	109,512	23.3	

(注) ① 上記「配当の状況」は、普通株式に係る配当の状況を記載しております。当社が発行する普通株式と権利関係の異なる種類株式(非上場) の配当の状況につきましては、3ページ「種類株式の配当の状況」をご覧ください。
② 平成21年3月期 (予想) の1株当たり配当金及び配当性向 (連結) につきましては、本日公表しております株式分割を勘案しておりません。株式分割勘案後の1株当たり配当金及び配当性向 (連結) につきましては、3ページ「配当予想について」をご覧ください。

3．平成21年3月期の連結業績予想(平成20年4月1日～平成21年3月31日)

(%表示は、通期は対前期、第2四半期連結累計期間は対前年中間期増減率)

	経常収益		経常利益		当期純利益		1株当たり当期純利益
	百万円	%	百万円	%	百万円	%	円 銭
第2四半期連結累計期間	1,850,000	(△11.0)	380,000	(7.6)	210,000	(23.1)	26,592 80
通期	3,900,000	(△15.6)	850,000	(2.3)	480,000	(4.0)	60,878 65

(注) 平成21年3月期の連結業績予想における1株当たり当期純利益は、本日公表しております株式分割を勘案しておりません。
株式分割勘案後の1株当たり当期純利益は3ページ「【参考】指標算式」をご覧ください。

4．その他

(1) 期中における重要な子会社の異動（連結範囲の変更を伴う特定子会社の異動）　　無

(2) 連結財務諸表作成に係る会計処理の原則・手続、表示方法等の変更

① 会計基準等の改正に伴う変更　　有

② ①以外の変更　　有

（注）詳細は、16、17ページ「連結財務諸表作成のための基本となる重要な事項4.(4)、(10)」、18ページ「連結財務諸表作成のための基本となる重要な事項の変更」及び19ページ「表示方法の変更」をご覧ください。

(3) 発行済株式数（普通株式）

① 期末発行済株式数（自己株式を含む）　平成20年3月期　7,733,653 株　平成19年3月期　7,733,653 株

② 期末自己株式数　平成20年3月期　168,997 株　平成19年3月期　168,630 株

（注）1株当たり当期純利益（連結）の算定の基礎となる株式数については、41ページ「1株当たり情報」をご覧ください。

（参考）個別業績の概要

1．平成20年3月期の個別業績　（平成19年4月1日～平成20年3月31日）

(1) 個別経営成績

（%表示は対前期増減率）

	営業収益		営業利益		経常利益		当期純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
平成20年3月期	111,637	(△ 70.3)	105,391	(△ 71.7)	89,063	(△ 75.6)	82,975	(△ 77.2)
平成19年3月期	376,479	(578.6)	372,838	(613.1)	364,477	(655.2)	363,535	(395.2)

	1株当たり当期純利益		潜在株式調整後1株当たり当期純利益	
	円	銭	円	銭
平成20年3月期	9,134	13	9,133	76
平成19年3月期	46,326	41	41,973	46

(2) 個別財政状態

	総資産	純資産	自己資本比率	1株当たり純資産	
	百万円	百万円	%	円	銭
平成20年3月期	4,021,217	2,968,749	73.8	339,454	71
平成19年3月期	3,959,444	2,997,898	75.7	342,382	75

（参考）自己資本　平成20年3月期　2,968,749 百万円　平成19年3月期　2,997,898 百万円

2．平成21年3月期の個別業績予想（平成20年4月1日～平成21年3月31日）

（%表示は、通期は対前期、第2四半期累計期間は対前年中間期増減率）

	営業収益		営業利益		経常利益		当期純利益		1株当たり当期純利益	
	百万円	%	百万円	%	百万円	%	百万円	%	円	銭
第2四半期累計期間	49,000	(104.7)	46,000	(123.3)	36,000	(208.9)	35,000	(273.7)	3,802	92
通期	150,000	(34.4)	145,000	(37.6)	130,000	(46.0)	125,000	(50.6)	14,636	07

（注）平成21年3月期の個別業績予想における1株当たり当期純利益は、本日公表しております株式分割を勘案しておりません。
株式分割勘案後の1株当たり当期純利益は3ページ「【参考】指標算式」をご覧ください。

本資料には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、予想対比変化する可能性があることにご留意ください。

（配当の状況）

「種類株式の配当の状況」

普通株式と権利関係の異なる種類株式に係る１株当たり配当金の内訳及び配当金総額は以下のとおりです。

	基準日	１株当たり配当金 中間期末	期末	年間	配当金総額（年間）
		円	円	円	百万円
第四種優先株式	平成19年3月期	—	135,000	135,000	6,763
	平成20年3月期	67,500	67,500	135,000	6,763
	平成21年3月期（予想）	67,500	67,500	135,000	4,509
第六種優先株式	平成19年3月期	—	88,500	88,500	6,195
	平成20年3月期	44,250	44,250	88,500	6,195
	平成21年3月期（予想）	44,250	44,250	88,500	6,195

「配当予想について」

平成20年5月16日付で公表しておりますとおり、「株式等の取引に係る決済の合理化を図るための社債等の振替に関する法律等の一部を改正する法律」（平成16年法律第88号）の施行日の前日を効力発生日として、普通株式1株を100株に株式分割することを予定しております。

当該株式分割が期首に行われたと仮定した場合の普通株式１株当たりの中間配当金・期末配当金はそれぞれ70円、年間配当金は140円となります。なお、配当性向（連結）は23.3%と変更ございません。

【参考】指標算式

○ 自己資本当期純利益率（連結）

当期純利益－優先株式配当金総額
÷ ｛（期首自己資本－期首発行済優先株式数×発行価額）＋（期末自己資本－期末発行済優先株式数×発行価額）｝÷２
×100

○ 配当性向（連結）

普通株式配当金総額 ÷ 当期純利益－優先株式配当金総額 ×100

○ 純資産配当率（連結）

普通株式配当金総額
÷ ｛（期首自己資本－期首発行済優先株式数×発行価額）＋（期末自己資本－期末発行済優先株式数×発行価額）｝÷２
×100

○ １株当たり予想当期純利益（連結）

予想当期純利益－予想優先株式配当金総額
÷ 予想期中平均普通株式数（除く自己株式）（注）

（注）　平成20年4月30日をもって、第5回第四種優先株式、第6回第四種優先株式、第7回第四種優先株式及び第8回第四種優先株式の全株式につき取得請求権が行使されたことに伴い、当該優先株式の取得と引換えに普通株式157,151株を発行したことを勘案し、予想期中平均普通株式数（除く自己株式）を第２四半期連結累計期間7,695,615株、通期7,708,711株として算出しております。

また、平成20年5月16日付で公表しておりますとおり、「株式等の取引に係る決済の合理化を図るための社債等の振替に関する法律等の一部を改正する法律」（平成16年法律第88号）の施行日の前日を効力発生日として、普通株式1株を100株に株式分割することを予定しております。
当該株式分割が期首に行われたと仮定した場合の「予想期中平均普通株式数（除く自己株式）」を上記指標算式における分母とした場合の「１株当たり当期純利益」は、
第２四半期連結累計期間で265円93銭、通期で608円79銭となります。

○ １株当たり予想当期純利益（個別）

予想当期純利益－予想優先株式配当金総額
÷ 予想期中平均普通株式数（除く自己株式）（注）

（注）　平成20年4月30日をもって、第5回第四種優先株式、第6回第四種優先株式、第7回第四種優先株式及び第8回第四種優先株式の全株式につき取得請求権が行使されたことに伴い、当該優先株式の取得と引換えに普通株式157,151株を発行したことを勘案し、予想期中平均普通株式数（除く自己株式）を第２四半期累計期間7,796,096株、通期7,809,192株として算出しております。

また、平成20年5月16日付で公表しておりますとおり、「株式等の取引に係る決済の合理化を図るための社債等の振替に関する法律等の一部を改正する法律」（平成16年法律第88号）の施行日の前日を効力発生日として、普通株式1株を100株に株式分割することを予定しております。
当該株式分割が期首に行われたと仮定した場合の「予想期中平均普通株式数（除く自己株式）」を上記指標算式における分母とした場合の「１株当たり当期純利益」は、
第２四半期累計期間で38円03銭、通期で146円36銭となります。

Ⅰ．経営成績

１．経営成績に関する分析

（１）当期の経営成績

当連結会計年度は、平成２１年度までの３年間を対象としてスタートいたしました中期経営計画「LEAD THE VALUE 計画」のもとで、「成長事業領域の重点的強化」と「持続的成長に向けた企業基盤の整備」の２点の戦略施策に積極的に取り組んでまいりました。

経営成績といたしましては、経常収益は、海外での貸出金残高の増加や国内市場金利の上昇に伴う貸出金利息の増加を主因に資金運用収益が増加したことや、内外の金利動向を踏まえたオペレーションの実施による国債等債券売却益の計上、並びにリース事業子会社合併に伴うリース料収入・割賦売上高の増加を主因にその他業務収益が増加したこと等により、前連結会計年度対比１８．５%増の４兆６，２３５億円となりました。経常費用は、リース事業子会社合併に伴う賃貸原価・割賦原価の増加等によりその他業務費用が増加したことや、サブプライムローン関連の引当の発生や一部の債務者において業況悪化等による想定外の劣化が発生したことによる与信関係費用の増加、並びに株式相場悪化による保有株式の減損の発生を主因にその他経常費用が増加したこと等により、前連結会計年度対比２２．２%増の３兆７，９２３億円となりました。

その結果、経常利益は８，３１１億円、リース事業子会社合併に伴う持分変動利益等の特別損益や法人税等調整額等を勘案した当期純利益は４，６１５億円となりました。

（２）セグメント

事業の種類別では、銀行業、リース業、その他事業の内部取引消去前の経常収益シェアが、銀行業が６５（前連結会計年度対比＋０）％、リース業が２０（同＋１）％、その他事業が１５（同△１）％、同総資産シェアは、銀行業が９２（前連結会計年度対比△１）％、リース業が２（同＋０）％、その他事業が６（同＋１）％となりました。また、所在地別の内部取引消去前の経常収益シェアは、日本が８３（前連結会計年度対比＋２）％、米州が７（同△０）％、欧州・中近東、アジア・オセアニアは、各々５（同＋０）％、５（同△２）％、同総資産シェアは、日本が84（前連結会計年度対比△３）％、米州が７（同＋１）％、欧州・中近東、アジア・オセアニアは、各々４（同＋１）％、５（同＋１）％となりました。

（３）平成２１年３月期の見通し

平成２１年３月期につきましては、「不透明・不確実な環境変化に適切に対応しつつ、中期経営計画の実現に向け着実に前進する年」と位置づけ、中期経営計画で掲げた戦略施策に取り組んでまいります。

業績の見通しは、連結経常収益３兆９，０００億円、連結経常利益８，５００億円、連結当期純利益４，８００億円を予想しております。

また、当社単体の業績の見通しは、営業収益１，５００億円、営業利益１，４５０億円、経常利益１，３００億円、当期純利益１，２５０億円を予想しております。

２．財政状態に関する分析

（１）業容

預金は、前連結会計年度末対比５，３４４億円増加して７２兆６，９０６億円となり、譲渡性預金は、同４，８８９億円増加して３兆７８１億円となりました。

一方、貸出金は、海外で高格付け企業への貸出やプロジェクトファイナンス等を積極的に行ったことを主因に、前連結会計年度末対比３兆４，５５５億円増加し、６２兆１，４４８億円となりました。

総資産は、同１１兆９７６億円増加し、１１１兆9，５５９億円となりました。

（２）純資産

当連結会計年度末の純資産額は、当期純利益の計上等により株主資本が前連結会計年度末対比３，５３６億円増加の３兆９５３億円となる一方、その他有価証券評価差額金が同７，１１４億円減少の５，５０６億円となったことを主因に、同1，０７２億円減少の５兆２，２４０億円となりました。

（３）キャッシュ・フロー

当連結会計年度のキャッシュ・フローは、資金の運用・調達や貸出金・預金の増減等の「営業活動によるキャッシュ・フロー」が前連結会計年度対比１２兆５，４３３億円増加の５兆７，８２５億円、有価証券の取得・売却や有形固定資産及びリース資産の取得・売却等の「投資活動によるキャッシュ・フロー」が同９兆８，５６０億円減少の△５兆８６５億円、劣後調達等の「財務活動によるキャッシュ・フロー」が同１兆３，４７０億円増加の１，０２１億円となりました。

その結果、当連結会計年度末の現金及び現金同等物の残高は前連結会計年度末対比８，０９７億円増加の２兆７，３６７億円となりました。

（４）自己資本比率（第一基準）（速報値）

連結自己資本比率は、１０．５５％となりました。

３．利益配分に関する基本方針及び当期・次期の配当

当社は銀行持株会社としての公共性に鑑み、健全経営確保の観点から当社グループ全体の内部留保の充実に留意しつつ、企業価値の持続的な向上を通じて、安定的且つ継続的に利益配分の増加を図る方針であり、中期経営計画「LEAD THE VALUE 計画」においても、株主の皆さまへの利益還元の強化を図るべく、連結当期純利益に対する配当性向を２０％超とすることを目標としております。

上記方針の下、当期の普通株式の期末配当金につきましては、平成１９年度の業績動向等を踏まえ、次のとおりとする予定であります。なお、優先株式の期末配当金につきましては所定の配当金額とする予定であります。

普通株式	１株当たり	7,000 円	
中間配当 5,000 円と合計の年間配当	１株当たり	12,000 円	（前期比 5,000 円増配）
（連結当期純利益に対する配当性向	20.5％）		
第四種優先株式	１株当たり	67,500 円	
中間配当と合計の年間配当	１株当たり	135,000 円	
第六種優先株式	１株当たり	44,250 円	
中間配当と合計の年間配当	１株当たり	88,500 円	

また、次期の普通株式の配当金につきましては、上記の方針に基づき、平成２０年度の業績見通し等を勘案の上、株主の皆さまへの利益還元を更に強化していく観点から、次のとおりとする予定であります。なお、優先株式につきましては所定の配当金額とする予定であります。

普通株式	１株当たり	14,000 円	（前期比 2,000 円増配）
	うち中間配当金	7,000 円	
第四種優先株式	１株当たり	135,000 円	
	うち中間配当金	67,500 円	
第六種優先株式	１株当たり	88,500 円	
	うち中間配当金	44,250 円	

Ⅱ．企業集団の状況

当社グループ（当社および当社の関係会社）は、銀行業務を中心に、リース業務、証券業務、クレジットカード業務、投融資業務、融資業務、ベンチャーキャピタル業務などの金融サービスに係る事業を行っております。

グループ会社のうち連結子会社は２６８社、持分法適用会社は７４社であります。



(□は連結子会社、○は持分法適用会社。)
株式会社三井住友フィナンシャルグループ
銀行業
主な関係会社
＜国内＞
□株式会社三井住友銀行
□株式会社みなと銀行(東京・大阪各証券取引所市場第一部上場)
□株式会社関西アーバン銀行(東京・大阪各証券取引所市場第一部上場)
□株式会社ジャパンネット銀行（インターネット専業銀行）
□ＳＭＢＣ信用保証株式会社（信用保証業務）
＜海外＞
□Sumitomo Mitsui Banking Corporation Europe Limited
□Manufacturers Bank
□Sumitomo Mitsui Banking Corporation of Canada
□Banco Sumitomo Mitsui Brasileiro S.A.
□PT Bank Sumitomo Mitsui Indonesia
リース業
主な関係会社
＜国内＞
□三井住友ファイナンス＆リース株式会社
○住友三井オートサービス株式会社
＜海外＞
□SMBC Leasing and Finance, Inc.
その他事業
主な関係会社
＜国内＞
□三井住友カード株式会社（クレジットカード業務）
□さくらカード株式会社（クレジットカード業務）
□株式会社クオーク（個品割賦あっせん・総合割賦あっせん業務）
□ＳＭＢＣコンサルティング株式会社（経営相談業務、会員事業）
□ＳＭＢＣファイナンスサービス株式会社（融資業務、ファクタリング業務、集金代行業務）
□フィナンシャル・リンク株式会社（情報処理サービス業務、コンサルティング業務）
□ＳＭＢＣフレンド証券株式会社（証券業務）
□株式会社日本総合研究所（システム開発・情報処理業務、コンサルティング業務、シンクタンク業務）
□株式会社日本総研ソリューションズ（システム開発・情報処理業務）
□株式会社さくらケーシーエス(大阪証券取引所市場第二部上場)（システム開発・情報処理業務）
□さくら情報システム株式会社（システム開発・情報処理業務）　(注)1
○プロミス株式会社(東京証券取引所市場第一部上場)（消費者金融業務）
○アットローン株式会社（消費者金融業務）
○三洋信販株式会社（消費者金融業務）
○ポケットカード株式会社(東京・大阪各証券取引所市場第一部上場)（クレジットカード業務）
○株式会社セントラルファイナンス(東京・名古屋各証券取引所市場第一部上場)（個品割賦あっせん・総合割賦あっせん業務）
○株式会社オーエムシーカード(東京証券取引所市場第一部上場)（クレジットカード業務）
○大和証券エスエムビーシー株式会社（証券業務、金融派生商品業務）
○エヌ・アイ・エフＳＭＢＣベンチャーズ株式会社（ジャスダック証券取引所上場）（ベンチャーキャピタル業務）
○大和住銀投信投資顧問株式会社（投資顧問業務、投資信託委託業務）
○三井住友アセットマネジメント株式会社（投資顧問業務、投資信託委託業務）
○ジャパン・ペンション・ナビゲーター株式会社（確定拠出年金の運営管理業務）　(注)2
＜海外＞
□SMBC Capital Markets, Inc.（スワップ関連業務、投融資業務）
□SMBC Capital Markets Limited（スワップ関連業務）
□SMBC Securities, Inc.（証券業務）

(注)1. 当社の連結子会社である株式会社三井住友銀行は、平成20年4月1日にさくら情報システム株式会社の普通株式を株式会社オージス総研に一部譲渡いたしました。一部譲渡に伴いさくら情報システム株式会社は当社の持分法適用会社となりました。
(注)2. 当社の連結子会社である株式会社三井住友銀行は、平成20年4月1日にジャパン・ペンション・ナビゲーター株式会社の普通株式を取得いたしました。取得に伴いジャパン・ペンション・ナビゲーター株式会社は当社の連結子会社となりました。

Ⅲ．経営方針

1．会社の経営の基本方針

当社は、経営理念として以下を定めております。

○ お客さまに、より一層価値あるサービスを提供し、お客さまと共に発展する。

○ 事業の発展を通じて、株主価値の永続的な増大を図る。

○ 勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。

当社は、こうした経営理念の下、「最高の信頼を得られ世界に通じる金融グループ」を目指してまいります。

2．目標とする経営指標

当社グループは、平成19年度からの3年間を対象とする中期経営計画「LEAD THE VALUE 計画」におきまして、以下4点の経営指標を、最終年度であります平成21年度における財務目標として掲げております。

○ 連結当期純利益	6,500億円
○ 連結TierⅠ比率	8%程度
○ 連結当期純利益RORA	1%程度
○ 経費率（SMBC単体）	40%台前半

加えて、株主の皆さまへの利益還元を強化するべく、平成21年度の連結当期純利益に対する配当性向を20%超とする方針であります。なお、本計画期間中の連結当期純利益ROEにつきましては、10～15%程度となる見込みです。

3．中長期的な会社の経営戦略

当社グループは、平成18年10月に公的資金返済を完了し、経済金融情勢や競争環境といった経営環境が大きく変化したことを踏まえ、平成19年度に、平成21年度までの3年間を対象とする中期経営計画「LEAD THE VALUE 計画」をスタートさせました。

本計画では、当社グループがお客さまに提供する付加価値である「先進性」「スピード」「提案・解決力」を極大化することによって、「最高の信頼を得られ世界に通じる金融グループ」を目指していくことを基本方針とし、経営目標として、

○ 成長事業領域におけるトップクオリティの実現

○ グローバルプレーヤーに相応しい財務体質の実現

○ 株主還元の充実

の3点を掲げております。

また、本計画におきましては、「成長事業領域の重点的強化」と「持続的成長に向けた企業基盤の整備」の2点を基軸として、戦略施策を展開してまいります。

（1）成長事業領域の重点的強化

今後大きく成長する事業領域にフォーカスし、その領域においてお客さまの期待を超える価値を提供することによってトップクオリティを実現、持続的成長を果たしてまいります。当社グループが特に注力する成長事業領域は以下の7つです。

① 個人向け金融コンサルティングビジネス

② 法人向けソリューションビジネス

③ グローバルマーケットにおける特定分野

④ 支払・決済・コンシューマーファイナンス

⑤ 投資銀行・信託業務

⑥ 自己勘定投資

⑦ アセット回転型ビジネス

（2）持続的成長に向けた企業基盤の整備

中長期的な経営目標や戦略施策を主軸とした業績目標・評価制度の導入、成長事業領域においてトップクオリティに挑戦するプロフェッショナル集団を育成するための体制整備、戦略展開に柔軟に対応できる IT 基盤・事務インフラ等の整備、コンプライアンス体制の強化、ＣＳ・品質管理の向上、ALM・リスク管理体制の高度化によって、付加価値の極大化を目指してまいります。

当社グループは、本計画の遂行に全役職員一丸となって全力で取り組むと共に、事業環境の変化に適切に対応することで、企業価値の更なる向上を目指してまいります。

4．会社の対処すべき課題

サブプライムローン問題に端を発する金融市場の混乱に加え、国内外で景気の減速懸念が高まる中、当社グループは、平成 20 年度を、「不透明・不確実な環境変化に適切に対応しつつ、中期経営計画の実現に向け着実に前進する年」と位置づけ、引き続き、当社グループの持ち味である「先進性」、「スピード」、「提案・解決力」を活かし、中期経営計画で掲げた「成長事業領域の重点的強化」および「持続的成長に向けた企業基盤の整備」の 2 点に取り組んでまいります。

（1）成長事業領域の重点的強化

（個人向け金融コンサルティングビジネス、支払・決済・コンシューマーファイナンス）

個人のお客さまにつきましては、まず、株式会社三井住友銀行における金融コンサルティングビジネスの一段の高度化を進めてまいります。具体的には、昨年 12 月に銀行等による保険販売が全面解禁されたことを受けて取扱いを開始した終身、定期、医療等の 6 種類の保険商品、投資信託、個人年金保険、SMBC フレンド証券株式会社が提供する投資一任契約に基づく資産運用サービス等の商品ラインアップの強化を図り、引き続き、お客さまの多様化するニーズにお応えしてまいります。また、コンサルタントの増員、研修等を通じたコンサルタントのスキル向上に努めると共に、支店、SMBC コンサルティングプラザおよび SMBC コンサルティングオフィスといった多様な形態の店舗を積極的に展開してまいります。

次に、クレジットカード事業につきましては、本年 2 月に策定した当社グループの今後のクレジットカード事業戦略にもとづき、来年 4 月を目処に、株式会社セントラルファイナンス、株式会社オーエムシーカードおよび株式会社クオークが合併する計画であります。当社グループでは、今後、合併会社と三井住友カード株式会社を軸に、グループトータルでのスケールメリットの追求および提携各社の強みを活かしたトップラインシナジーの極大化を通じて、「本邦ナンバーワンのクレジットカード事業体」の実現を目指してまいります。加えて、プロミス株式会社との協働事業につきましても、引き続き、ローン契約機の増設等を通じて推進し、お客さまのライフスタイルに応じた健全なファイナンスニーズにお応えしてまいります。

（法人向けソリューションビジネス、投資銀行・信託業務）

法人のお客さまにつきましては、引き続き、お客さまの多様なニーズに的確にお応えする質の高いソリューション提供に取り組んでまいります。具体的には、シンジケート・ローン、ストラクチャード・ファイナンス等の多様な資金調達手法や、M&A を通じた事業拡大・再編など、お客さまの経営課題に対するソリューション提供を、株式会社三井住友銀行におきましては、法人営業部等の営業拠点とコーポレート・アドバイザリー本部との協働や、大和証券エスエムビーシー株式会社との連携を通じて推進してまいります。また、営業拠点とプライベート・アドバイザリー本部との協働を通じて、事業承継、職域取引等の個人と法人のお客さまのニーズが関連する分野を強化いたしますと共に、本年 4 月に新設したグローバル・アドバイザリー部を通じて、国内外の拠点の連携を推進し、お客さまの海外進出や海外における事業展開等に対するソリューション提供を一段と強化してまいります。加えて、成長企業育成ビジネス、公共法人・地域金融機関取引、環境ビジネスといった成長分野における取組みにつきましても引き続き推進してまいります。

リース事業におきましては、当社グループと住友商事グループとの戦略的提携に基づき、昨年10月、三井住友銀リース株式会社と住商リース株式会社が合併し、三井住友ファイナンス&リース株式会社として発足いたしました。今後、銀行系リースと商社系リースのノウハウを結集し、取扱商品の多様化、差別化を推進することにより、お客さまにより付加価値の高い商品・サービスを提供してまいります。また、株式会社日本総研ソリューションズによるシステム構築・運用やIT・セキュリティ関連コンサルティング業務等、グループ一体となったソリューション提供につきましても更に進めてまいります。

(グローバルマーケットにおける特定分野)

高い経済成長が見込まれるアジア地域を、引き続き重要市場と位置づけ、本年4月に株式会社三井住友銀行にアジア・大洋州本部を設置、より地域に密着した機動的な業務運営を進めてまいります。また、昨年来推進しておりますベトナムイグジムバンクとの資本・業務提携や第一商業銀行(台湾)などアジア各国の地場銀行との業務提携を梃子に、アジア地域における事業を一段と強化してまいります。加えて、中東等の成長市場における拠点の増強や、プロジェクトファイナンス、船舶ファイナンスといった株式会社三井住友銀行が強みを持つ特定プロダクツの強化につきましても、引き続き進めてまいります。

(自己勘定投資、アセット回転型ビジネス)

メザニン、エクイティやファンド投資等の自己勘定投資や、貸出等を通じて引き受けたリスクの加工および投資家に対する販売を行うアセット回転型ビジネスについては、環境変化に対し柔軟且つ機敏に対応できる体制を構築し、ビジネス機会を適切に捕捉してまいります。

(2)持続的成長に向けた企業基盤の整備

当社グループは、持続的成長を支える企業基盤の整備を引き続き進めてまいります。

コンプライアンスにつきましては、引き続き、国内外を問わず、法令等の遵守を徹底し、磐石の体制を構築してまいります。また、CS・品質の向上につきましても、今後とも、お客さまのご意見・ご要望を活かす体制をより強化してまいります。

リスク管理につきましては、昨年度末に導入したバーゼルⅡ(新BIS規制)への対応を着実に進め、一段と高度化してまいりますとともに、株式会社三井住友銀行におきましては、本年4月に設置した与信モニタリング室を通じて、法人営業拠点に対する支援・指導を実施する等、与信管理体制の一段の強化を図ってまいります。

人材マネジメントにつきましても、意欲を持った従業員による、より上位の職務へのチャレンジや担当職務の拡大を通じて、お客さまにより質の高いサービスを提供できる体制を築いてまいります。

また、当社グループは、「最高の信頼を得られ世界に通じる金融グループ」を目指し、ニューヨーク証券取引所への上場の検討を行ってまいります。

なお、当社は、中期経営計画にもとづき、株主の皆さまへの利益還元を強化する観点から、平成20年度の普通株式1株当たりの配当金を、前年度実績対比で2,000円増加の14,000円(うち、7,000円は中間配当金)とする予定です。今後も、中期経営計画の着実な進捗に合わせて、株主還元の一層の充実を積極的に検討してまいります。

当社グループは、今年度、これらの取り組みを通じて中期経営計画達成への歩を進めてまいりますと共に、お客さま、株主・市場、社会からのご評価を更に高めてまいりたいと考えております。

連結貸借対照表

平成20年 3月31日現在

（金額単位　百万円）

科目	金額	科目	金額
（資産の部）		（負債の部）	
現金預け金	5,017,325	預金	72,690,624
コールローン及び買入手形	595,802	譲渡性預金	3,078,149
買現先勘定	357,075	コールマネー及び売渡手形	2,638,142
債券貸借取引支払保証金	1,940,170	売現先勘定	1,832,467
買入金銭債権	1,153,070	債券貸借取引受入担保金	5,732,042
特定取引資産	4,123,611	特定取引負債	2,671,316
金銭の信託	7,329	借用金	4,279,034
有価証券	23,517,501	外国為替	301,123
貸出金	62,144,874	短期社債	769,100
外国為替	893,567	社債	3,969,308
その他資産	4,951,587	信託勘定借	80,796
有形固定資産	820,411	その他負債	3,916,427
建物	235,729	賞与引当金	29,267
土地	463,225	役員賞与引当金	1,171
建設仮勘定	3,755	退職給付引当金	38,701
その他の有形固定資産	117,700	役員退職慰労引当金	7,998
無形固定資産	332,525	預金払戻引当金	10,417
ソフトウェア	141,419	特別法上の引当金	1,118
のれん	178,645	繰延税金負債	52,046
その他の無形固定資産	12,460	再評価に係る繰延税金負債	47,446
リース資産	1,425,097	支払承諾	4,585,141
繰延税金資産	985,528	負債の部合計	106,731,842
支払承諾見返	4,585,141	（純資産の部）	
貸倒引当金	△ 894,702	資本金	1,420,877
		資本剰余金	57,826
		利益剰余金	1,740,610
		自己株式	△ 123,989
		株主資本合計	3,095,324
		その他有価証券評価差額金	550,648
		繰延ヘッジ損益	△ 75,233
		土地再評価差額金	34,910
		為替換算調整勘定	△ 27,323
		評価・換算差額等合計	483,002
		新株予約権	43
		少数株主持分	1,645,705
		純資産の部合計	5,224,076
資産の部合計	111,955,918	負債及び純資産の部合計	111,955,918

連結損益計算書

自　平成19年 4月 1日
至　平成20年 3月31日

(金額単位　百万円)

科目	金額
経常収益	4,623,545
資金運用収益	2,145,451
貸出金利息	1,557,823
有価証券利息配当金	333,255
コールローン利息及び買入手形利息	26,014
買現先利息	7,044
債券貸借取引受入利息	7,032
預け金利息	101,120
その他の受入利息	113,160
信託報酬	3,752
役務取引等収益	704,283
特定取引収益	469,571
その他業務収益	1,212,635
リース料収入	501,481
割賦売上高	344,563
その他の業務収益	366,590
その他経常収益	87,850
経常費用	3,792,384
資金調達費用	935,067
預金利息	495,690
譲渡性預金利息	51,103
コールマネー利息及び売渡手形利息	23,529
売現先利息	7,404
債券貸借取引支払利息	45,499
借用金利息	47,862
短期社債利息	4,105
社債利息	90,945
その他の支払利息	168,926
役務取引等費用	92,289
その他業務費用	1,392,089
賃貸原価	438,856
割賦原価	310,644
その他の業務費用	642,588
営業経費	978,896
その他経常費用	394,041
貸倒引当金繰入額	71,278
その他の経常費用	322,763
経常利益	831,160
特別利益	115,495
固定資産処分益	10,988
償却債権取立益	1,355
金融商品取引責任準備金取崩額	18
その他の特別利益	103,133
特別損失	17,700
固定資産処分損	12,538
減損損失	5,161
金融商品取引責任準備金繰入額	0
税金等調整前当期純利益	928,955
法人税、住民税及び事業税	103,900
法人税等調整額	282,538
少数株主利益	80,980
当期純利益	461,536

連結株主資本等変動計算書

当連結会計年度（自　平成19年 4月 1日　至　平成20年 3月31日）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成19年3月31日残高（百万円）	1,420,877	57,773	1,386,436	△ 123,454	2,741,632
当連結会計年度変動額					
剰余金の配当			△ 110,215		△ 110,215
当期純利益			461,536		461,536
自己株式の取得				△ 901	△ 901
自己株式の処分		53		367	420
連結子会社の増加に伴う増加			268		268
連結子会社の減少に伴う増加			7		7
連結子会社の増加に伴う減少			△ 100		△ 100
連結子会社の減少に伴う減少			△ 3		△ 3
土地再評価差額金取崩			2,681		2,681
株主資本以外の項目の当連結会計年度変動額（純額）					
当連結会計年度変動額合計（百万円）	—	53	354,173	△ 534	353,692
平成20年3月31日残高（百万円）	1,420,877	57,826	1,740,610	△ 123,989	3,095,324

	評価・換算差額等					新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成19年3月31日残高（百万円）	1,262,135	△ 87,729	37,605	△ 30,656	1,181,353	14	1,408,279	5,331,279
当連結会計年度変動額								
剰余金の配当								△ 110,215
当期純利益								461,536
自己株式の取得								△ 901
自己株式の処分								420
連結子会社の増加に伴う増加								268
連結子会社の減少に伴う増加								7
連結子会社の増加に伴う減少								△ 100
連結子会社の減少に伴う減少								△ 3
土地再評価差額金取崩								2,681
株主資本以外の項目の当連結会計年度変動額（純額）	△ 711,486	12,495	△ 2,694	3,333	△ 698,351	29	237,426	△ 460,895
当連結会計年度変動額合計（百万円）	△ 711,486	12,495	△ 2,694	3,333	△ 698,351	29	237,426	△ 107,203
平成20年3月31日残高（百万円）	550,648	△ 75,233	34,910	△ 27,323	483,002	43	1,645,705	5,224,076

連結キャッシュ・フロー計算書

自　平成19年 4月 1日
至　平成20年 3月31日

（金額単位　百万円）

科目	金額
Ⅰ 営業活動によるキャッシュ・フロー	
税金等調整前当期純利益	928,955
固定資産減価償却費	83,346
リース資産減価償却費	403,775
減損損失	5,161
のれん償却額	10,520
持分法による投資損益（△）	41,760
子会社株式売却損益及び子会社の増資に伴う持分変動損益（△）	106
貸倒引当金の増加額	△ 26,197
賞与引当金の増加額	1,289
役員賞与引当金の増加額	1,146
退職給付引当金の増加額	2,178
役員退職慰労引当金の増加額	295
預金払戻引当金の増加額	10,417
資金運用収益	△ 2,145,451
資金調達費用	935,067
有価証券関係損益（△）	29,146
金銭の信託の運用損益（△）	△ 227
為替差損益（△）	355,913
固定資産処分損益（△）	1,550
リース資産処分損益（△）	△ 2,436
特定取引資産の純増（△）減	△ 864,864
特定取引負債の純増減（△）	747,776
貸出金の純増（△）減	△ 3,372,601
預金の純増減（△）	776,786
譲渡性預金の純増減（△）	497,697
借用金（劣後特約付借入金を除く）の純増減（△）	333,136
有利息預け金の純増（△）減	△ 241,409
コールローン等の純増（△）減	34,765
債券貸借取引支払保証金の純増（△）減	336,724
コールマネー等の純増減（△）	2,044,633
債券貸借取引受入担保金の純増減（△）	4,215,699
外国為替（資産）の純増（△）減	△ 14,713
外国為替（負債）の純増減（△）	△ 22,916
短期社債（負債）の純増減（△）	42,500
普通社債の発行・償還による純増減（△）	△ 220,801
信託勘定借の純増減（△）	15,733
資金運用による収入	2,146,724
資金調達による支出	△ 924,191
その他	△ 326,054
小　計	5,840,942
法人税等の支払額	△ 58,353
営業活動によるキャッシュ・フロー	5,782,588
Ⅱ 投資活動によるキャッシュ・フロー	
有価証券の取得による支出	△ 50,073,494
有価証券の売却による収入	35,014,774
有価証券の償還による収入	10,504,800
金銭の信託の増加による支出	△ 5,378
金銭の信託の減少による収入	796
有形固定資産の取得による支出	△ 71,301
有形固定資産の売却による収入	16,592
無形固定資産の取得による支出	△ 64,918
無形固定資産の売却による収入	252
リース資産の取得による支出	△ 457,070
リース資産の売却による収入	51,141
子会社株式の一部売却による収入	198
連結範囲の変更を伴う子会社株式の取得による支出	△ 2,951
投資活動によるキャッシュ・フロー	△ 5,086,559
Ⅲ 財務活動によるキャッシュ・フロー	
劣後特約付借入による収入	40,000
劣後特約付借入金の返済による支出	△ 76,000
劣後特約付社債・新株予約権付社債の発行による収入	214,000
劣後特約付社債・新株予約権付社債の償還による支出	△ 47,000
配当金支払額	△ 110,099
少数株主からの払込みによる収入	141,500
少数株主への配当金支払額	△ 60,239
自己株式の取得による支出	△ 901
自己株式の処分による収入	853
財務活動によるキャッシュ・フロー	102,112
Ⅳ 現金及び現金同等物に係る換算差額	△ 8,465
Ⅴ 現金及び現金同等物の増加額	789,676
Ⅵ 現金及び現金同等物の期首残高	1,927,024
Ⅶ 連結子会社の合併に伴う現金及び現金同等物の増加額	1,183
Ⅷ 新規連結に伴う現金及び現金同等物の増加額	18,870
Ⅸ 連結除外に伴う現金及び現金同等物の減少額	△ 3
Ⅹ 現金及び現金同等物の期末残高	2,736,752

連結財務諸表作成のための基本となる重要な事項

1．連結の範囲に関する事項

(1) 連結子会社　　268社

主要な会社名
株式会社三井住友銀行
株式会社みなと銀行
株式会社関西アーバン銀行
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
三井住友ファイナンス＆リース株式会社
三井住友カード株式会社
株式会社クオーク
ＳＭＢＣファイナンスサービス株式会社
ＳＭＢＣフレンド証券株式会社
株式会社日本総合研究所
SMBC Capital Markets, Inc.

なお、株式会社クオーク他32社は議決権の所有割合の増加等により、エムジーリース株式会社他75社は三井住友銀リース株式会社と住商リース株式会社の合併により、当連結会計年度から連結子会社としております。

ＳＭＦＧ企業再生債権回収株式会社他5社は清算等により子会社でなくなったため、当連結会計年度より連結子会社から除外しております。

また、エスエムエルシー・アントリア株式会社他15社は匿名組合方式による賃貸事業を行う営業者となったため、当連結会計年度より連結子会社から除外し、持分法非適用の非連結子会社としております。

(2) 非連結子会社

主要な会社名　SBCS Co.,Ltd.

子会社エスエムエルシー・マホガニー有限会社他237社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第5条第1項ただし書第2号により、連結の範囲から除外しております。

また、その他の非連結子会社の総資産、経常収益、当期純損益(持分に見合う額) 及び利益剰余金 (持分に見合う額) 等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

財務諸表等規則第8条第7項の規定により出資者等の子会社に該当しないものと推定された特別目的会社14社の概要等は、「（開示対象特別目的会社関係）」の注記に掲げております。

なお、「一定の特別目的会社に係る開示に関する適用指針」（企業会計基準適用指針第15号　平成19年3月29日）が平成19年4月1日以後開始する連結会計年度から適用されることになったことに伴い、当連結会計年度から同適用指針を適用しております。

2．持分法の適用に関する事項

(1) 持分法適用の非連結子会社　　3社

主要な会社名　SBCS Co.,Ltd.

(2) 持分法適用の関連会社　　71社

主要な会社名
住友三井オートサービス株式会社
プロミス株式会社
株式会社セントラルファイナンス
株式会社オーエムシーカード
大和証券エスエムビーシー株式会社
エヌ・アイ・エフＳＭＢＣベンチャーズ株式会社
大和住銀投信投資顧問株式会社
三井住友アセットマネジメント株式会社

株式会社セントラルファイナンス他 24 社は株式取得等により、当連結会計年度より持分法適用の関連会社としております。

また、株式会社クオーク他２社は連結子会社となったため、ＮＩＦキャピタルマネジメント株式会社他９社は合併等により、当連結会計年度より持分法適用の関連会社から除外しております。

(3) 持分法非適用の非連結子会社

子会社エスエムエルシー・マホガニー有限会社他237社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第10条第１項ただし書第２号により、持分法非適用としております。

(4) 持分法非適用の関連会社

主要な会社名　　　Daiwa SB Investments(USA)Ltd.

持分法非適用の関連会社の当期純損益(持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

３．連結子会社の事業年度等に関する事項

(1) 連結子会社の決算日は次のとおりであります。

６月末日	６社
７月末日	２社
９月末日	７社
10 月末日	２社
11 月末日	２社
12 月末日	122 社
１月末日	７社
２月末日	６社
３月末日	114 社

(2) ７月末日、９月末日、11月末日及び１月末日を決算日とする連結子会社は３月末日現在、６月末日を決算日とする連結子会社は12月末日及び３月末日現在、10月末日を決算日とする連結子会社については１月末日及び３月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社についてはそれぞれの決算日の財務諸表により連結しております。

連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。

４．会計処理基準に関する事項

(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準

金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。

また、特定取引収益及び特定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。

(2) 有価証券の評価基準及び評価方法

① 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前１カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。

なお、その他有価証券の評価差額については、全部純資産直入法により処理しております。

② 金銭の信託において信託財産を構成している有価証券の評価は、上記(1)及び(2)①と同じ方法により行っております。

(3) デリバティブ取引の評価基準及び評価方法

デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。

なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。

(4) 減価償却の方法

①有形固定資産及びリース資産

当社及び連結子会社である三井住友銀行の有形固定資産の減価償却は、定額法（ただし、動産については定率法）を採用しております。また、主な耐用年数は次のとおりであります。

建　物　7年～50年

動　産　2年～20年

その他の連結子会社の有形固定資産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。

なお、平成19年度税制改正に伴い、平成19年４月１日以後に取得した有形固定資産については、改正後の法人税法に基づく償却方法により減価償却費を計上しております。これによる連結貸借対照表等に与える影響は軽微であります。

また、当連結会計年度より、平成19年３月31日以前に取得した有形固定資産については、償却可能限度額に達した連結会計年度の翌連結会計年度以後、残存簿価を５年間で均等償却しております。これによる連結貸借対照表等に与える影響は軽微であります。

②無形固定資産

無形固定資産の減価償却は、定額法により償却しております。なお、自社利用のソフトウェアについては、当社及び国内連結子会社における利用可能期間(主として５年)に基づいて償却しております。

(5) 貸倒引当金の計上基準

主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者（以下、「破綻懸念先」という。）に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。

なお、連結子会社である三井住友銀行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が３カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法（ＤＣＦ法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は 518,594百万円であります。

(6) 賞与引当金の計上基準

賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。

(7) 役員賞与引当金の計上基準

役員賞与引当金は、役員（執行役員を含む、以下同じ。）への賞与の支払いに備えるため、役員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。

(8) 退職給付引当金の計上基準

退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当連結会計年度末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務　その発生時の従業員の平均残存勤務期間内の一定の年数（主として９年）による定額法により損益処理
数理計算上の差異　各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数（主として９年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

(9) 役員退職慰労引当金の計上基準
役員退職慰労引当金は、役員に対する退職慰労金の支払いに備えるため、内規に基づく当連結会計年度末の要支給額を計上しております。

(10) 預金払戻引当金の計上基準
預金払戻引当金は、一定の条件を満たし負債計上を中止した預金について、預金者からの払戻請求に備えるため、過去の払戻実績に基づく将来の払戻損失見込額を計上しております。負債計上を中止した預金の預金者への払戻については、従来は払戻時に損失処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」（日本公認会計士協会　監査・保証実務委員会報告第42号）が平成19年４月13日付けで公表されたことを踏まえ、当連結会計年度より過去の払戻実績に基づく将来の払戻損失見込額を引当てる方法に変更しております。
この結果、従来の方法によった場合に比べ経常利益及び税金等調整前当期純利益は10,417百万円それぞれ減少しております。

(11) 特別法上の引当金の計上基準
特別法上の引当金は、金融商品取引責任準備金1,118百万円であり、有価証券の売買その他の取引又はデリバティブ取引等に関して生じた事故による損失の補てんに充てるため、金融商品取引法第46条の５及び第48条の３の規定に基づき計上しております。
なお、従来、金融先物取引法第81条及び証券取引法第51条の規定に基づき、金融先物取引責任準備金及び証券取引責任準備金を計上しておりましたが、平成19年９月30日に金融商品取引法が施行されたことに伴い、当連結会計年度から金融商品取引責任準備金として計上しております。

(12) 外貨建資産・負債の換算基準
当社及び連結子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として連結決算日の為替相場による円換算額を付しております。
また、その他の連結子会社の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。

(13) リース取引の処理方法
当社及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

(14) リース取引等に関する収益及び費用の計上基準
①リース取引のリース料収入の計上方法
主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。
②割賦販売取引の売上高及び売上原価の計上方法
主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。

(15) 重要なヘッジ会計の方法
①金利リスク・ヘッジ
連結子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジを適用しております。
小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。
相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。
個別ヘッジについても、当該個別ヘッジに係る有効性の評価をしております。
また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協

会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当連結会計年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は17,608百万円（税効果額控除前）、繰延ヘッジ利益の総額は13,358百万円（同前）であります。

②為替変動リスク・ヘッジ

連結子会社である三井住友銀行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づく繰延ヘッジを適用しております。

これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。

また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

③連結会社間取引等

デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間（又は内部部門間）の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。

なお、三井住友銀行以外の一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。また、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第19号）に定められた処理を行っております。

(16) 消費税等の会計処理

当社及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

5．連結子会社の資産及び負債の評価に関する事項

連結子会社の資産及び負債の評価については、全面時価評価法を採用しております。

6．のれん及び負ののれんの償却に関する事項

ＳＭＢＣフレンド証券株式会社及び三井住友ファイナンス＆リース株式会社に係るのれんは 20 年間の均等償却、三井住友銀リース株式会社に係るのれんは５年間の均等償却、その他については発生年度に全額償却しております。

7．連結キャッシュ・フロー計算書における資金の範囲

連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。

連結財務諸表作成のための基本となる重要な事項の変更

（連結財務諸表における税効果会計に関する実務指針）

企業集団内の会社に投資（子会社株式等）を売却した場合の税効果会計について、「連結財務諸表における税効果会計に関する実務指針」（日本公認会計士協会会計制度委員会報告第６号　平成19年３月29日）の第30－2項を当連結会計年度から適用しております。この結果、従来の方法によった場合に比べ、当期純利益は18,939百万円減少しております。

（金融商品に関する会計基準）

「金融商品に関する会計基準」（企業会計基準第10号）及び「金融商品会計に関する実務指針」（日本公認会計士協会会計制度委員会報告第14号）等における有価証券の範囲に関する規定が平成19年６月15日付け及び同７月４日付けで一部改正され、金融商品取引法の施行日以後に終了する連結会計年度から適用されることになったことに伴い、当連結会計年度から改正会計基準及び実務指針を適用しております。

表示方法の変更

「銀行法施行規則」（昭和 57 年大蔵省令第 10 号）別紙様式が「銀行法施行規則等の一部を改正する内閣府令」（内閣府令第 60 号　平成 19 年 8 月 8 日）により改正され、平成 19 年 9 月 30 日から施行されることになったことに伴い、「特別利益」に計上しておりました「金融先物取引責任準備金取崩額」及び「証券取引責任準備金取崩額」は、当連結会計年度から「金融商品取引責任準備金取崩額」として計上しております。また、「特別損失」に計上しておりました「金融先物取引責任準備金繰入額」及び「証券取引責任準備金繰入額」は、当連結会計年度から「金融商品取引責任準備金繰入額」として計上しております。

注記事項

(連結貸借対照表関係)

1．記載金額は、百万円未満を切り捨てて表示しております。

2．有価証券には、非連結子会社及び関連会社の株式488,876百万円及び出資金5,252百万円を含んでおります。

3．無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計81,071百万円含まれております。

無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は1,758,728百万円、当連結会計年度末に当該処分をせずに所有しているものは504,363百万円であります。

4．貸出金のうち、破綻先債権額は73,472百万円、延滞債権額は607,226百万円であります。

なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。

また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

5．貸出金のうち、3カ月以上延滞債権額は26,625百万円であります。

なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

6．貸出金のうち、貸出条件緩和債権額は385,336百万円であります。

なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

7．破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,092,661百万円であります。

なお、上記4．から7．に掲げた債権額は、貸倒引当金控除前の金額であります。

8．手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は807,712百万円であります。

9．担保に供している資産は次のとおりであります。

担保に供している資産

現金預け金	158,679百万円
特定取引資産	673,261百万円
有価証券	8,334,432百万円
貸出金	952,137百万円
その他資産（延払資産等）	3,008百万円

担保資産に対応する債務

預金	25,381百万円
コールマネー及び売渡手形	1,135,000百万円
売現先勘定	1,714,479百万円
債券貸借取引受入担保金	5,379,076百万円
特定取引負債	150,283百万円
借用金	1,447,744百万円
その他負債	14,499百万円
支払承諾	140,917百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金7,745百万円、特定取引資産601,560百万円、有価証券3,344,984百万円、買入金銭債権427百万円及び貸出金888,532百万円を差し入れております。

また、その他資産のうち保証金は85,979百万円、先物取引差入証拠金は11,546百万円であります。

10. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は40,694,898百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが34,502,051百万円あります。

なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

11. 連結子会社である三井住友銀行は、土地の再評価に関する法律（平成10年３月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年３月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。

また、その他の一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。

再評価を行った年月日

連結子会社である三井住友銀行	平成10年３月31日及び平成14年３月31日
その他の一部の連結子会社	平成11年３月31日、平成14年３月31日

同法律第３条第３項に定める再評価の方法

連結子会社である三井住友銀行	土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。
その他の一部の連結子会社	土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。

12. 有形固定資産の減価償却累計額　557,958百万円
リース資産の減価償却累計額　2,356,863百万円

13. 有形固定資産の圧縮記帳額　66,936百万円

14. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金523,500百万円が含まれております。

15. 社債には、劣後特約付社債2,281,432百万円が含まれております。

16. 「有価証券」中の社債のうち、有価証券の私募（金融商品取引法第２条第３項）による社債に対する保証債務の額は2,179,347百万円であります。

(連結損益計算書関係)
1．記載金額は、百万円未満を切り捨てて表示しております。
2．「その他経常収益」には、株式等売却益61,509百万円を含んでおります。
3．「その他の経常費用」には、貸出金償却141,750百万円、株式等償却62,835百万円、延滞債権等を売却したことによる損失35,300百万円及び持分法による投資損失41,760百万円を含んでおります。
4．「その他の特別利益」は、子会社の合併に伴う持分変動利益103,133百万円であります。
5．当連結会計年度において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

地域	主な用途		種類	減損損失額
首都圏	営業用店舗	4ヵ店	土地、建物等	41百万円
	遊休資産	27物件		1,196百万円
	その他	2物件		69百万円
近畿圏	営業用店舗	5ヵ店	土地、建物等	298百万円
	遊休資産	18物件		3,086百万円
その他	営業用店舗	9ヵ店	土地、建物等	17百万円
	遊休資産	13物件		451百万円

連結子会社である三井住友銀行は、継続的な収支の管理・把握を実施している各営業拠点（物理的に同一の資産を共有する拠点）をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、その他の連結会社については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。
当連結会計年度は、三井住友銀行では遊休資産について、また、その他の連結子会社については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しております。
回収可能価額は、主として正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

(連結株主資本等変動計算書関係)

1. 記載金額は、百万円未満を切り捨てて表示しております。

2. 発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

(単位:株)

	前連結会計年度末株式数	当連結会計年度増加株式数	当連結会計年度減少株式数	当連結会計年度末株式数	摘要
発行済株式					
普通株式	7,733,653.77	−	−	7,733,653.77	
第1回第四種優先株式	4,175.00	−	−	4,175.00	
第2回第四種優先株式	4,175.00	−	−	4,175.00	
第3回第四種優先株式	4,175.00	−	−	4,175.00	
第4回第四種優先株式	4,175.00	−	−	4,175.00	
第5回第四種優先株式	4,175.00	−	−	4,175.00	
第6回第四種優先株式	4,175.00	−	−	4,175.00	
第7回第四種優先株式	4,175.00	−	−	4,175.00	
第8回第四種優先株式	4,175.00	−	−	4,175.00	
第9回第四種優先株式	4,175.00	−	−	4,175.00	
第10回第四種優先株式	4,175.00	−	−	4,175.00	
第11回第四種優先株式	4,175.00	−	−	4,175.00	
第12回第四種優先株式	4,175.00	−	−	4,175.00	
第1回第六種優先株式	70,001.00	−	−	70,001.00	
合計	7,853,754.77	−	−	7,853,754.77	
自己株式					
普通株式	168,630.95	895.01	528.55	168,997.41	(注)
合計	168,630.95	895.01	528.55	168,997.41	

(注) 普通株式の自己株式の増加895.01株は、端株の買取りによる増加であります。
また、普通株式の自己株式の減少528.55株は、端株の売渡し及びストック・オプションの権利行使による減少234.55株並びに連結子会社が保有していた三井住友フィナンシャルグループ株式の売却による減少294株によるものであります。

3. 新株予約権に関する事項

区分	新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数(株)				当連結会計年度末残高(百万円)	摘要
			前連結会計年度末	当連結会計年度増加	当連結会計年度減少	当連結会計年度末		
当社	ストック・オプションとしての新株予約権						−	
連結子会社							43	
合計							43	

4. 配当に関する事項

(1) 当連結会計年度中の配当金支払額

決議日	株式の種類	配当金の総額(百万円)	1株当たりの金額(円)	基準日	効力発生日
平成19年6月28日 定時株主総会	普通株式	53,660	7,000	平成19年3月31日	平成19年6月28日
	第1回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第2回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第3回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第4回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第5回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第6回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第7回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第8回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第9回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第10回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第11回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第12回第四種優先株式	563	135,000	平成19年3月31日	平成19年6月28日
	第1回第六種優先株式	6,195	88,500	平成19年3月31日	平成19年6月28日
平成19年11月19日 取締役会	普通株式	38,326	5,000	平成19年9月30日	平成19年12月7日
	第1回第四種優先株式	281	67,500	平成19年9月30日	平成19年12月7日
	第2回第四種優先株式	281	67,500	平成19年9月30日	平成19年12月7日
	第3回第四種優先株式	281	67,500	平成19年9月30日	平成19年12月7日
	第4回第四種優先株式	281	67,500	平成19年9月30日	平成19年12月7日
	第5回第四種優先株式	281	67,500	平成19年9月30日	平成19年12月7日
	第6回第四種優先株式	281	67,500	平成19年9月30日	平成19年12月7日
	第7回第四種優先株式	281	67,500	平成19年9月30日	平成19年12月7日
	第8回第四種優先株式	281	67,500	平成19年9月30日	平成19年12月7日
	第9回第四種優先株式	281	67,500	平成19年9月30日	平成19年12月7日
	第10回第四種優先株式	281	67,500	平成19年9月30日	平成19年12月7日
	第11回第四種優先株式	281	67,500	平成19年9月30日	平成19年12月7日
	第12回第四種優先株式	281	67,500	平成19年9月30日	平成19年12月7日
	第1回第六種優先株式	3,097	44,250	平成19年9月30日	平成19年12月7日

(2) 基準日が当連結会計年度に属する配当のうち、配当の効力発生日が翌連結会計年度となるもの

決議予定日	株式の種類	配当金の総額(百万円)	配当の原資	1株当たりの金額(円)	基準日	効力発生日
平成20年6月27日 定時株主総会	普通株式	53,655	利益剰余金	7,000	平成20年3月31日	平成20年6月27日
	第1回第四種優先株式	281	利益剰余金	67,500	平成20年3月31日	平成20年6月27日
	第2回第四種優先株式	281	利益剰余金	67,500	平成20年3月31日	平成20年6月27日
	第3回第四種優先株式	281	利益剰余金	67,500	平成20年3月31日	平成20年6月27日
	第4回第四種優先株式	281	利益剰余金	67,500	平成20年3月31日	平成20年6月27日
	第5回第四種優先株式	281	利益剰余金	67,500	平成20年3月31日	平成20年6月27日
	第6回第四種優先株式	281	利益剰余金	67,500	平成20年3月31日	平成20年6月27日
	第7回第四種優先株式	281	利益剰余金	67,500	平成20年3月31日	平成20年6月27日
	第8回第四種優先株式	281	利益剰余金	67,500	平成20年3月31日	平成20年6月27日
	第9回第四種優先株式	281	利益剰余金	67,500	平成20年3月31日	平成20年6月27日
	第10回第四種優先株式	281	利益剰余金	67,500	平成20年3月31日	平成20年6月27日
	第11回第四種優先株式	281	利益剰余金	67,500	平成20年3月31日	平成20年6月27日
	第12回第四種優先株式	281	利益剰余金	67,500	平成20年3月31日	平成20年6月27日
	第1回第六種優先株式	3,097	利益剰余金	44,250	平成20年3月31日	平成20年6月27日

(連結キャッシュ・フロー計算書関係)

1．記載金額は、百万円未満を切り捨てて表示しております。

2．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係は次のとおりであります。

平成20年3月31日現在

現金預け金勘定	5,017,325百万円
有利息預け金	△2,280,573百万円
現金及び現金同等物	2,736,752百万円

3．重要な非資金取引の内容

(1)議決権の所有割合の増加により新たに連結子会社となった株式会社クオーク他2社の資産及び負債の主な内訳は以下のとおりであります。

資産	1,504,288百万円		
(うちその他資産	548,428百万円	支払承諾見返	891,593百万円)
負債	1,471,831百万円		
(うち借用金	436,628百万円	支払承諾	891,593百万円)

(2)三井住友銀リース株式会社と住商リース株式会社の合併により新たに受け入れた資産及び引き受けた負債の主な内訳は以下のとおりであります。

資産	1,392,490百万円		
(うちリース資産	632,224百万円	貸出金	329,069百万円)
負債	1,249,703百万円		
(うち借用金	571,741百万円	短期社債	393,000百万円)

(3)住商オートリース株式会社との合併により連結子会社から除外した三井住友銀オートリース株式会社他1社の資産及び負債の主な内訳は以下のとおりであります。

資産	305,751百万円		
(うちリース資産	221,725百万円)		
負債	289,379百万円		
(うち借用金	144,561百万円	短期社債	106,000百万円)

前連結会計年度（自　平成18年 4月 1日　至　平成19年 3月31日）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成18年3月31日残高（百万円）	1,420,877	1,229,225	992,064	△ 4,393	3,637,773
連結会計年度中の変動額					
株式交換による増加		221,365			221,365
剰余金の配当			△ 47,951		△ 47,951
当期純利益			441,351		441,351
自己株式の取得				△ 1,519,599	△ 1,519,599
自己株式の処分		3,459		4,260	7,720
自己株式の消却		△ 1,396,277		1,396,277	―
連結子会社の増加に伴う増加			396		396
連結子会社の減少に伴う増加			22		22
連結子会社の増加に伴う減少			△ 16		△ 16
連結子会社の減少に伴う減少			△ 5		△ 5
土地再評価差額金取崩			575		575
株主資本以外の項目の連結会計年度中の変動額（純額）					
連結会計年度中の変動額合計（百万円）	―	△ 1,171,452	394,372	△ 119,061	△ 896,141
平成19年3月31日残高（百万円）	1,420,877	57,773	1,386,436	△ 123,454	2,741,632

	評価・換算差額等					新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成18年3月31日残高（百万円）	819,927	―	38,173	△ 41,475	816,625	―	1,113,025	5,567,424
連結会計年度中の変動額								
株式交換による増加								221,365
剰余金の配当								△ 47,951
当期純利益								441,351
自己株式の取得								△ 1,519,599
自己株式の処分								7,720
自己株式の消却								―
連結子会社の増加に伴う増加								396
連結子会社の減少に伴う増加								22
連結子会社の増加に伴う減少								△ 16
連結子会社の減少に伴う減少								△ 5
土地再評価差額金取崩								575
株主資本以外の項目の連結会計年度中の変動額（純額）	442,207	△ 87,729	△ 568	10,818	364,728	14	295,254	659,996
連結会計年度中の変動額合計（百万円）	442,207	△ 87,729	△ 568	10,818	364,728	14	295,254	△ 236,144
平成19年3月31日残高（百万円）	1,262,135	△ 87,729	37,605	△ 30,656	1,181,353	14	1,408,279	5,331,279

（注）記載金額は百万円未満を切り捨てて表示しております。

比較連結貸借対照表(主要内訳)

(金額単位　百万円)

科目＼年度別	当連結会計年度 (平成20年 3月31日現在) (A)	前連結会計年度 (平成19年 3月31日現在) (B)	比較 (A) － (B)
(資産の部)			
現金預け金	5,017,325	4,036,856	980,469
コールローン及び買入手形	595,802	1,107,078	△ 511,276
買現先勘定	357,075	76,551	280,524
債券貸借取引支払保証金	1,940,170	2,276,894	△ 336,724
買入金銭債権	1,153,070	963,916	189,154
特定取引資産	4,123,611	3,277,885	845,726
金銭の信託	7,329	2,924	4,405
有価証券	23,517,501	20,537,500	2,980,001
貸出金	62,144,874	58,689,322	3,455,552
外国為替	893,567	881,436	12,131
その他資産	4,951,587	3,349,949	1,601,638
有形固定資産	820,411	817,567	2,844
無形固定資産	332,525	234,896	97,629
リース資産	1,425,097	1,001,346	423,751
繰延税金資産	985,528	887,224	98,304
支払承諾見返	4,585,141	3,606,050	979,091
貸倒引当金	△ 894,702	△ 889,093	△ 5,609
資産の部合計	111,955,918	100,858,309	11,097,609
(負債の部)			
預金	72,690,624	72,156,224	534,400
譲渡性預金	3,078,149	2,589,217	488,932
コールマネー及び売渡手形	2,638,142	2,286,698	351,444
売現先勘定	1,832,467	140,654	1,691,813
債券貸借取引受入担保金	5,732,042	1,516,342	4,215,700
特定取引負債	2,671,316	1,942,973	728,343
借用金	4,279,034	3,214,137	1,064,897
外国為替	301,123	323,890	△ 22,767
短期社債	769,100	439,600	329,500
社債	3,969,308	4,093,525	△ 124,217
信託勘定借	80,796	65,062	15,734
その他負債	3,916,427	2,981,714	934,713
賞与引当金	29,267	27,513	1,754
役員賞与引当金	1,171	－	1,171
退職給付引当金	38,701	34,424	4,277
役員退職慰労引当金	7,998	7,371	627
預金払戻引当金	10,417	－	10,417
特別法上の引当金	1,118	1,137	△ 19
繰延税金負債	52,046	50,953	1,093
再評価に係る繰延税金負債	47,446	49,536	△ 2,090
支払承諾	4,585,141	3,606,050	979,091
負債の部合計	106,731,842	95,527,029	11,204,813
純資産の部合計	5,224,076	5,331,279	△ 107,203
負債及び純資産の部合計	111,955,918	100,858,309	11,097,609

(注) 記載金額は百万円未満を切り捨てて表示しております。

比較連結損益計算書(主要内訳)

(金額単位　百万円)

科目＼年度別	当連結会計年度 自 平成19年 4月 1日 至 平成20年 3月31日 (A)	前連結会計年度 自 平成18年 4月 1日 至 平成19年 3月31日 (B)	比　較 (A) − (B)
経常収益	4,623,545	3,901,259	722,286
資金運用収益	2,145,451	1,979,069	166,382
(うち貸出金利息)	(1,557,823)	(1,375,851)	(181,972)
(うち有価証券利息配当金)	(333,255)	(369,770)	(△ 36,515)
信託報酬	3,752	3,508	244
役務取引等収益	704,283	705,998	△ 1,715
特定取引収益	469,571	127,561	342,010
その他業務収益	1,212,635	1,003,632	209,003
その他経常収益	87,850	81,489	6,361
経常費用	3,792,384	3,102,649	689,735
資金調達費用	935,067	810,476	124,591
(うち預金利息)	(495,690)	(457,078)	(38,612)
役務取引等費用	92,289	96,812	△ 4,523
特定取引費用	—	1,936	△ 1,936
その他業務費用	1,392,089	1,004,370	387,719
営業経費	978,896	888,561	90,335
その他経常費用	394,041	300,491	93,550
経常利益	831,160	798,610	32,550
特別利益	115,495	46,527	68,968
特別損失	17,700	38,347	△ 20,647
税金等調整前当期純利益	928,955	806,790	122,165
法人税、住民税及び事業税	103,900	87,818	16,082
法人税等調整額	282,538	218,770	63,768
少数株主利益	80,980	58,850	22,130
当期純利益	461,536	441,351	20,185

(注) 記載金額は百万円未満を切り捨てて表示しております。

比較連結キャッシュ・フロー計算書

(金額単位　百万円)

科目 ＼ 年度別	当連結会計年度 自 平成19年 4月 1日 至 平成20年 3月31日 (A)	前連結会計年度 自 平成18年 4月 1日 至 平成19年 3月31日 (B)	比較 (A) − (B)
Ⅰ 営業活動によるキャッシュ・フロー			
税金等調整前当期純利益	928, 955	806, 790	122, 165
固定資産減価償却費	83, 346	78, 869	4, 477
リース資産減価償却費	403, 775	335, 399	68, 376
減損損失	5, 161	30, 548	△ 25, 387
のれん償却額	10, 520	4, 858	5, 662
持分法による投資損益（△）	41, 760	104, 170	△ 62, 410
子会社株式売却損益及び子会社の増資に伴う持分変動損益(△)	106	△ 5, 072	5, 178
貸倒引当金の増加額	△ 26, 197	△ 146, 971	120, 774
賞与引当金の増加額	1, 289	2, 128	△ 839
役員賞与引当金の増加額	1, 146	—	1, 146
退職給付引当金の増加額	2, 178	△ 2, 639	4, 817
役員退職慰労引当金の増加額	295	7, 371	△ 7, 076
預金払戻引当金の増加額	10, 417	—	10, 417
資金運用収益	△ 2, 145, 451	△ 1, 979, 069	△ 166, 382
資金調達費用	935, 067	810, 476	124, 591
有価証券関係損益（△）	29, 146	71, 686	△ 42, 540
金銭の信託の運用損益（△）	△ 227	△ 0	△ 227
為替差損益（△）	355, 913	△ 103, 541	459, 454
固定資産処分損益（△）	1, 550	3, 067	△ 1, 517
リース資産処分損益（△）	△ 2, 436	△ 1, 364	△ 1, 072
特定取引資産の純増（△）減	△ 864, 864	767, 067	△ 1, 631, 931
特定取引負債の純増減（△）	747, 776	△ 969, 090	1, 716, 866
貸出金の純増（△）減	△ 3, 372, 601	△ 1, 376, 693	△ 1, 995, 908
預金の純増減（△）	776, 786	1, 307, 266	△ 530, 480
譲渡性預金の純増減（△）	497, 697	△ 136, 304	634, 001
借用金（劣後特約付借入金を除く）の純増減（△）	333, 136	1, 141, 752	△ 808, 616
有利息預け金の純増（△）減	△ 241, 409	△ 157, 092	△ 84, 317
コールローン等の純増（△）減	34, 765	△ 612, 297	647, 062
債券貸借取引支払保証金の純増（△）減	336, 724	△ 320, 243	656, 967
コールマネー等の純増減（△）	2, 044, 633	△ 5, 994, 528	8, 039, 161
コマーシャル・ペーパーの純増減（△）	—	△ 10, 000	10, 000
債券貸借取引受入担保金の純増減（△）	4, 215, 699	△ 1, 230, 782	5, 446, 481
外国為替（資産）の純増（△）減	△ 14, 713	66, 917	△ 81, 630
外国為替（負債）の純増減（△）	△ 22, 916	△ 124, 047	101, 131
短期社債（負債）の純増減（△）	42, 500	55, 700	△ 13, 200
普通社債の発行・償還による純増減（△）	△ 220, 801	△ 198, 091	△ 22, 710
信託勘定借の純増減（△）	15, 733	△ 253, 534	269, 267
資金運用による収入	2, 146, 724	1, 966, 949	179, 775
資金調達による支出	△ 924, 191	△ 774, 678	△ 149, 513
その他	△ 326, 054	197, 841	△ 523, 895
小計	5, 840, 942	△ 6, 637, 179	12, 478, 121
法人税等の支払額	△ 58, 353	△ 123, 561	65, 208
営業活動によるキャッシュ・フロー	5, 782, 588	△ 6, 760, 740	12, 543, 328
Ⅱ 投資活動によるキャッシュ・フロー			
有価証券の取得による支出	△ 50, 073, 494	△ 35, 085, 809	△ 14, 987, 685
有価証券の売却による収入	35, 014, 774	21, 544, 154	13, 470, 620
有価証券の償還による収入	10, 504, 800	18, 886, 454	△ 8, 381, 654
金銭の信託の増加による支出	△ 5, 378	—	△ 5, 378
金銭の信託の減少による収入	796	—	796
有形固定資産の取得による支出	△ 71, 301	△ 193, 614	122, 313
有形固定資産の売却による収入	16, 592	8, 474	8, 118
無形固定資産の取得による支出	△ 64, 918	△ 57, 506	△ 7, 412
無形固定資産の売却による収入	252	6	246
リース資産の取得による支出	△ 457, 070	△ 383, 526	△ 73, 544
リース資産の売却による収入	51, 141	48, 392	2, 749
子会社株式の一部売却による収入	198	3, 745	△ 3, 547
連結範囲の変更を伴う子会社株式の取得による支出	△ 2, 951	△ 1, 317	△ 1, 634
投資活動によるキャッシュ・フロー	△ 5, 086, 559	4, 769, 454	△ 9, 856, 013
Ⅲ 財務活動によるキャッシュ・フロー			
劣後特約付借入による収入	40, 000	20, 000	20, 000
劣後特約付借入金の返済による支出	△ 76, 000	△ 83, 000	7, 000
劣後特約付社債・新株予約権付社債の発行による収入	214, 000	196, 951	17, 049
劣後特約付社債・新株予約権付社債の償還による支出	△ 47, 000	△ 181, 283	134, 283
配当金支払額	△ 110, 099	△ 47, 926	△ 62, 173
少数株主からの払込みによる収入	141, 500	360, 362	△ 218, 862
少数株主への配当金支払額	△ 60, 239	△ 46, 724	△ 13, 515
自己株式の取得による支出	△ 901	△ 1, 474, 644	1, 473, 743
自己株式の処分による収入	853	11, 320	△ 10, 467
財務活動によるキャッシュ・フロー	102, 112	△ 1, 244, 945	1, 347, 057
Ⅳ 現金及び現金同等物に係る換算差額	△ 8, 465	3, 434	△ 11, 899
Ⅴ 現金及び現金同等物の増加額	789, 676	△ 3, 232, 797	4, 022, 473
Ⅵ 現金及び現金同等物の期首残高	1, 927, 024	5, 159, 822	△ 3, 232, 798
Ⅶ 連結子会社の合併に伴う現金及び現金同等物の増加額	1, 183	—	1, 183
Ⅷ 新規連結に伴う現金及び現金同等物の増加額	18, 870	0	18, 870
Ⅸ 連結除外に伴う現金及び現金同等物の減少額	△ 3	—	△ 3
Ⅹ 現金及び現金同等物の期末残高	2, 736, 752	1, 927, 024	809, 728

(注) 記載金額は百万円未満を切り捨てて表示しております。

(有価証券関係)

当連結会計年度（平成20年 3月31日現在）

(注)連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券及び短期社債、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等も含めて記載しております。

1. 売買目的有価証券

（金額単位 百万円）

	当連結会計年度（平成20年 3月31日現在）	
	連結貸借対照表計上額	当連結会計年度の損益に含まれた評価差額
売買目的有価証券	1,114,812	313

2. 満期保有目的の債券で時価のあるもの

（金額単位 百万円）

	当連結会計年度（平成20年 3月31日現在）				
	連結貸借対照表計上額	時価	差額		
				うち益	うち損
国債	614,281	625,028	10,747	12,035	1,287
地方債	97,311	98,903	1,591	1,591	―
社債	390,070	394,679	4,608	4,752	143
その他	9,178	8,985	△ 192	―	192
合計	1,110,841	1,127,597	16,755	18,379	1,623

(注) 1. 時価は、当連結会計年度末日における市場価格等に基づいております。
2. 「うち益」「うち損」はそれぞれ「差額」の内訳であります。

3. その他有価証券で時価のあるもの

（金額単位 百万円）

	当連結会計年度（平成20年 3月31日現在）				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
株式	1,954,723	2,890,952	936,228	999,414	63,186
債券	9,864,246	9,731,353	△132,892	18,645	151,537
国債	8,858,202	8,725,687	△132,515	16,924	149,439
地方債	342,677	341,916	△760	308	1,069
社債	663,366	663,750	383	1,412	1,028
その他	5,295,371	5,237,455	△57,915	24,469	82,385
合計	17,114,341	17,859,762	745,420	1,042,530	297,109

(注) 1. 連結貸借対照表計上額は、株式については主として当連結会計年度末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
3. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を当連結会計年度の損失として処理（以下、「減損処理」という。）しております。当連結会計年度におけるこの減損処理額は96,455百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

4. 当連結会計年度中に売却した満期保有目的の債券

該当ありません。

5. 当連結会計年度中に売却したその他有価証券

（金額単位 百万円）

	当連結会計年度 （自 平成19年 4月 1日 至 平成20年 3月31日）		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	35,013,724	169,352	33,521

6. 時価評価されていない有価証券の主な内容及び連結貸借対照表計上額

（金額単位 百万円）

	当連結会計年度 （平成20年 3月31日現在）
満期保有目的の債券	
非上場外国証券	7
その他	11,672
その他有価証券	
非上場株式（店頭売買株式を除く）	377,123
非上場債券	2,826,953
非上場外国証券	724,557
その他	567,374

7. 保有目的を変更した有価証券

該当ありません。

8. その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（金額単位 百万円）

	当連結会計年度（平成20年 3月31日現在）			
	1年以内	1年超 5年以内	5年超 10年以内	10年超
債 券	2,572,065	7,672,897	1,675,020	1,739,846
国 債	1,919,514	5,205,946	521,200	1,693,316
地方債	142,310	142,937	153,582	398
社 債	510,240	2,324,013	1,000,238	46,131
その他	825,298	3,847,580	580,263	562,258
合 計	3,397,364	11,520,477	2,255,284	2,302,105

(金銭の信託関係)

当連結会計年度（平成20年 3月31日現在）

1. 運用目的の金銭の信託

（金額単位 百万円）

	当連結会計年度（平成20年 3月31日現在）	
	連結貸借対照表計上額	当連結会計年度の損益に含まれた評価差額
運用目的の金銭の信託	1,488	3

2. 満期保有目的の金銭の信託

該当ありません。

3. その他の金銭の信託（運用目的及び満期保有目的以外の金銭の信託）

（金額単位 百万円）

	当連結会計年度（平成20年 3月31日現在）				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	5,870	5,841	△29	―	29

（注）1. 連結貸借対照表計上額は、当連結会計年度末日における市場価格等に基づく時価により計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

(その他有価証券評価差額金)

当連結会計年度（平成20年 3月31日現在）

連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

（金額単位 百万円）

	当連結会計年度（平成20年 3月31日現在）
評価差額	745,330
その他有価証券	745,359
その他の金銭の信託	△29
（△）繰延税金負債	192,478
その他有価証券評価差額金（持分相当額調整前）	552,851
（△）少数株主持分相当額	1,632
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	△570
その他有価証券評価差額金	550,648

（注）その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額（損益処理分を除く。）を含んでおります。

(退職給付関係)

1．採用している退職給付制度の概要

国内連結子会社は、確定給付型の制度として、確定給付企業年金制度、適格退職年金制度及び退職一時金制度を設けており、一部の国内連結子会社では、確定拠出年金制度のほか、総合設立型の厚生年金基金制度を設けております。また、従業員の退職等に際して割増退職金を支払う場合があります。
また、一部の在外連結子会社では、確定給付型の退職給付制度のほか、確定拠出型の退職給付制度を設けております。
なお、連結子会社である三井住友銀行及び一部の国内連結子会社において退職給付信託を設定しております。

2．退職給付債務に関する事項

区　分		当連結会計年度 (平成20年 3月31日現在) 金額（百万円）
退職給付債務	(A)	△ 919,082
年金資産	(B)	975,920
未積立退職給付債務	(C)＝(A)＋(B)	56,838
未認識数理計算上の差異	(D)	153,949
未認識過去勤務債務	(E)	△ 37,118
連結貸借対照表計上額の純額	(F)＝(C)＋(D)＋(E)	173,669
前払年金費用	(G)	212,370
退職給付引当金	(F)－(G)	△ 38,701

(注)　一部の連結子会社は、退職給付債務の算定にあたり、簡便法を採用しております。

3．退職給付費用に関する事項

区　分	当連結会計年度 (自　平成19年 4月 1日 至　平成20年 3月31日) 金額（百万円）
勤務費用	19,947
利息費用	22,414
期待運用収益	△ 32,407
数理計算上の差異の費用処理額	4,546
過去勤務債務の費用処理額	△ 11,182
その他(臨時に支払った割増退職金等)	2,544
退職給付費用	5,863

(注)1.　簡便法を採用している連結子会社の退職給付費用は、主として「勤務費用」に含めて計上しております。
2.　確定拠出年金への掛金支払額は、「その他」に含めて計上しております。

4．退職給付債務等の計算の基礎に関する事項

区　分	当連結会計年度 (平成20年 3月31日現在)
(1) 割引率	1.4%～2.5%
(2) 期待運用収益率	0%～4.5%
(3) 退職給付見込額の期間配分方法	期間定額基準
(4) 過去勤務債務の額の処理年数	主として９年（その発生時の従業員の平均残存勤務期間内の一定の年数による定額法により損益処理することとしている）
(5) 数理計算上の差異の処理年数	主として９年（各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数による定額法により按分した額を、それぞれ発生の翌連結会計年度から損益処理することとしている）

（ストック・オプション等関係）

当連結会計年度（自　平成19年 4月 1日　　至　平成20年 3月31日）

1. ストック・オプションに係る当連結会計年度における費用計上額及び科目名

営業経費　　　29百万円

2. ストック・オプションの内容、規模及びその変動状況

(1) 当社

①ストック・オプションの内容

決議年月日	平成14年6月27日
付与対象者の区分及び人数（人）	当社及び三井住友銀行の役職員 677
ストック・オプションの数(株)(注)	普通株式 1,620
付与日	平成14年8月30日
権利確定条件	付されていない
対象勤務期間	定めがない
権利行使期間	平成16年6月28日から平成24年6月27日まで

(注)　株式数に換算して記載しております。

②ストック・オプションの規模及びその変動状況

ストック・オプションの数　(注)

決議年月日	平成14年6月27日
権利確定前（株）	
前連結会計年度末	−
付与	−
失効	−
権利確定	−
未確定残	−
権利確定後（株）	
前連結会計年度末	1,116
権利確定	−
権利行使	35
失効	−
未行使残	1,081

(注)　株式数に換算して記載しております。

単価情報

決議年月日	平成14年6月27日
権利行使価格　(円)	669,775
行使時平均株価　(円)	1,188,285
付与日における公正な評価単価　(円)	−

(2) 連結子会社である関西アーバン銀行

①ストック・オプションの内容

決議年月日	平成13年6月28日	平成14年6月27日	平成15年6月27日	平成16年6月29日
付与対象者の区分及び人数（人）	役職員 45	役職員 44	役職員 65	役職員 174
ストック・オプションの数(株)(注)	普通株式 238,000	普通株式 234,000	普通株式 306,000	普通株式 399,000
付与日	平成13年7月31日	平成14年7月31日	平成15年7月31日	平成16年7月30日
権利確定条件	付されていない	付されていない	付されていない	付されていない
対象勤務期間	定めがない	定めがない	定めがない	定めがない
権利行使期間	平成15年6月29日から平成23年6月28日まで	平成16年6月28日から平成24年6月27日まで	平成17年6月28日から平成25年6月27日まで	平成18年6月30日から平成26年6月29日まで

決議年月日	平成17年6月29日	平成18年6月29日	平成18年6月29日	平成19年6月28日
付与対象者の区分及び人数（人）	役職員 183	取締役 9	取締役を兼務しない執行役員 14 使用人 46	取締役 10
ストック・オプションの数(株)(注)	普通株式 464,000	普通株式 162,000	普通株式 115,000	普通株式 174,000
付与日	平成17年7月29日	平成18年7月31日	平成18年7月31日	平成19年7月31日
権利確定条件	付されていない	付されていない	付されていない	付されていない
対象勤務期間	定めがない	定めがない	定めがない	定めがない
権利行使期間	平成19年6月30日から平成27年6月29日まで	平成20年6月30日から平成28年6月29日まで	平成20年6月30日から平成28年6月29日まで	平成21年6月29日から平成29年6月28日まで

決議年月日	平成19年6月28日
付与対象者の区分及び人数（人）	取締役を兼務しない執行役員　14 使用人　48
ストック・オプションの数(株)(注)	普通株式 112,000
付与日	平成19年7月31日
権利確定条件	付されていない
対象勤務期間	定めがない
権利行使期間	平成21年6月29日から 平成29年6月28日まで

（注）株式数に換算して記載しております。

②ストック・オプションの規模及びその変動状況

ストック・オプションの数　（注）

決議年月日	平成13年6月28日	平成14年6月27日	平成15年6月27日	平成16年6月29日
権利確定前（株）				
前連結会計年度末	－	－	－	－
付与	－	－	－	－
失効	－	－	－	－
権利確定	－	－	－	－
未確定残	－	－	－	－
権利確定後（株）				
前連結会計年度末	174,000	174,000	256,000	363,000
権利確定	－	－	－	－
権利行使	52,000	16,000	26,000	33,000
失効	－	－	－	－
未行使残	122,000	158,000	230,000	330,000

決議年月日	平成17年6月29日	平成18年6月29日	平成18年6月29日	平成19年6月28日
権利確定前（株）				
前連結会計年度末	464,000	162,000	115,000	－
付与	－	－	－	174,000
失効	－	－	－	－
権利確定	464,000	－	－	－
未確定残	－	162,000	115,000	174,000
権利確定後（株）				
前連結会計年度末	－	－	－	－
権利確定	464,000	－	－	－
権利行使	13,000	－	－	－
失効	－	－	－	－
未行使残	451,000	－	－	－

決議年月日	平成19年6月28日
権利確定前（株）	
前連結会計年度末	－
付与	112,000
失効	－
権利確定	－
未確定残	112,000
権利確定後（株）	
前連結会計年度末	－
権利確定	－
権利行使	－
失効	－
未行使残	－

（注）株式数に換算して記載しております。

単価情報

決議年月日	平成13年6月28日	平成14年6月27日	平成15年6月27日	平成16年6月29日
権利行使価格　（円）	155	131	179	202
行使時平均株価　（円）	415	358	360	380
付与日における公正な評価単価　（円）	－	－	－	－

決議年月日	平成17年6月29日	平成18年6月29日	平成18年6月29日	平成19年6月28日
権利行使価格　（円）	313	490	490	461
行使時平均株価　（円）	335	－	－	－
付与日における公正な評価単価　（円）	－	138	138	96

決議年月日	平成19年6月28日
権利行使価格　（円）	461
行使時平均株価　（円）	－
付与日における 公正な評価単価　（円）	96

③ストック・オプションの公正な評価単価の見積方法

当連結会計年度において付与されたストック・オプションについての公正な評価単価の見積方法は以下のとおりであります。

（イ）使用した評価技法　ブラック・ショールズ式

（ロ）主な基礎数値及び見積方法

決議年月日	平成19年6月28日
株価変動性　（注)1	36.91%
予想残存期間　（注)2	5年
予想配当　（注)3	5円/株
無リスク利子率　（注)4	1.39%

(注)1.　5年間（平成14年6月から平成19年6月まで）の株価実績に基づき算定しております。

2.　十分なデータの蓄積がなく、合理的な見積りが困難であるため、権利行使期間の中間点において行使されるものと推定して見積っております。

3.　平成19年3月期の配当実績によります。

4.　予想残存期間に対応する期間に対応する国債の利回りであります。

④ストック・オプションの権利確定数の見積方法

基本的には、将来の失効数の合理的な見積りは困難であるため、実績の失効数のみ反映させる方法を採用しております。

(セグメント情報)

1．事業の種類別セグメント情報

当連結会計年度（自 平成19年 4月 1日 至 平成20年 3月31日） (金額単位 百万円)

	銀行業	リース業	その他事業	計	消去又は全社	連結
Ⅰ 経常収益						
(1) 外部顧客に対する経常収益	3,185,057	945,193	493,293	4,623,545	—	4,623,545
(2) セグメント間の内部経常収益	58,113	20,644	249,030	327,788	(327,788)	—
計	3,243,171	965,837	742,324	4,951,333	(327,788)	4,623,545
経常費用	2,501,702	921,338	669,064	4,092,105	(299,720)	3,792,384
経常利益	741,469	44,499	73,259	859,228	(28,067)	831,160
Ⅱ 資産、減価償却費、減損損失及び資本的支出						
資産	107,336,930	3,020,106	6,707,715	117,064,752	(5,108,833)	111,955,918
減価償却費	61,223	399,910	25,972	487,106	16	487,122
減損損失	4,740	109	310	5,161	—	5,161
資本的支出	99,277	458,002	36,007	593,286	3	593,290

(注) 1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2. 各事業の主な内容
(1) 銀行業··········銀行業
(2) リース業········リース業
(3) その他事業······証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発·情報処理業

3. 資産のうち消去又は全社の項目に含めた全社資産の金額は4,101,536百万円であり、その主なものは当社の関係会社株式であります。

2．所在地別セグメント情報

当連結会計年度（自 平成19年 4月 1日 至 平成20年 3月31日） (金額単位 百万円)

	日本	米州	欧州・中近東	アジア・オセアニア	計	消去又は全社	連結
Ⅰ 経常収益							
(1) 外部顧客に対する経常収益	3,911,887	280,556	249,321	181,780	4,623,545	—	4,623,545
(2) セグメント間の内部経常収益	121,804	59,437	11,000	39,046	231,289	(231,289)	—
計	4,033,692	339,994	260,321	220,826	4,854,834	(231,289)	4,623,545
経常費用	3,359,217	240,378	249,869	156,831	4,006,298	(213,913)	3,792,384
経常利益	674,474	99,615	10,451	63,994	848,536	(17,375)	831,160
Ⅱ 資産	96,694,481	7,590,359	4,875,150	5,501,957	114,661,949	(2,706,030)	111,955,918

(注) 1. 当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2. 「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州・中近東」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

3. 資産のうち消去又は全社の項目に含めた全社資産の金額は4,101,536百万円であり、その主なものは当社の関係会社株式であります。

3．海外経常収益 (金額単位 百万円)

期別	海外経常収益	連結経常収益	海外経常収益の連結経常収益に占める割合
当連結会計年度 [自 平成19年 4月 1日 至 平成20年 3月31日]	711,657	4,623,545	% 15.4

(注) 1. 一般企業の海外売上高に代えて、海外経常収益を記載しております。

2. 海外経常収益は、国内銀行連結子会社の海外店取引、並びに海外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

(開示対象特別目的会社関係)

1. 開示対象特別目的会社の概要及び開示対象特別目的会社を利用した取引の概要

当社の連結子会社である三井住友銀行は、顧客から売掛債権の金銭債権買取業務等を行う特別目的会社(ケイマン法人及び有限責任中間法人等の形態によっております。)14社に係る借入及びコマーシャル・ペーパーでの資金調達に関し、貸出金、信用枠及び流動性枠を供与しております。

特別目的会社14社の直近の決算日における資産総額(単純合算)は3,219,524百万円、負債総額(単純合算)は3,219,835百万円であります。なお、いずれの特別目的会社についても、三井住友銀行は議決権のある株式等は有しておらず、役員や従業員の派遣もありません。

2. 当連結会計年度における特別目的会社との取引金額等

(金額単位 百万円)

	主な取引の当連結会計年度末残高(平成20年3月31日現在)	主な損益(自 平成19年4月1日 至 平成20年3月31日)	
		(項目)	(金額)
貸出金	1,803,952	貸出金利息	25,194
信用枠	905,533	役務取引等収益	2,509
流動性枠	326,074	―	―

（企業結合等関係）

当連結会計年度（自　平成19年 4月 1日　至　平成20年 3月31日）

リース事業会社の合併及びオートリース事業会社の合併

当社、三井住友銀リース株式会社（以下、「三井住友銀リース」という。）及び三井住友銀オートリース株式会社（以下、「三井住友銀オート」という。）は、平成19年7月30日に住友商事株式会社（以下、「住友商事」という。）、住商リース株式会社（以下、「住商リース」という。）及び住商オートリース株式会社（以下、「住商オート」という。）との間で、リース事業及びオートリース事業の戦略的共同事業化について、並びに、三井住友銀リースと住商リースの合併及び住商オートと三井住友銀オートの合併につき最終合意し、それぞれについての「共同事業に関する基本契約書」を締結するとともに、「合併契約書」を締結いたしました。この合併契約に基づき、三井住友銀リースと住商リース、住商オートと三井住友銀オートは、それぞれ平成19年10月1日に合併いたしました。

（パーチェス法適用関係）

リース事業会社の合併

1．被取得企業の名称及び事業の内容、企業結合を行った主な理由、企業結合日、企業結合の法的形式、結合後企業の名称及び取得した議決権比率

(1) 被取得企業の名称及び事業の内容

住商リース（事業の内容：リース事業）

(2) 企業結合を行った主な理由

合併により、三井住友フィナンシャルグループ及び住友商事グループ双方の優良な顧客基盤をベースに、リース取扱商品の多様化等により、本邦ナンバーワンのリース取扱高を実現するとともに、銀行系リースの「財務」を切り口としたノウハウと、商社系リースの「モノ」「商流」を切り口としたノウハウを結集・融合し、従来型のリースに留まらない取扱機種の多様化、差別化、高付加価値化を推進することにより、高度化するマーケットニーズに的確に応えられるハイクオリティなリース会社を目指すことといたしました。

(3) 企業結合日

平成19年10月1日

(4) 企業結合の法的形式

住商リースを存続会社とする吸収合併方式とし、三井住友銀リースは解散いたしました。

（合併会社の商号：三井住友ファイナンス＆リース株式会社）

(5) 結合後企業の名称

株式会社三井住友フィナンシャルグループ

(6) 取得した議決権比率

55％

2．連結財務諸表に含まれている被取得企業の業績の期間

平成19年10月1日から平成20年3月31日まで

3．被取得企業の取得原価及びその内訳

三井住友銀リース普通株式の評価額の45％相当額	140,648百万円
三井住友銀リース種類株式の評価額の45％相当額	24,750百万円
取得原価	165,398百万円

4．株式の種類別の合併比率及びその算定方法並びに交付株式数及びその評価額

(1) 株式の種類及び合併比率

普通株式　住商リース　1：三井住友銀リース　1.4859　(注)

種類株式　住商リース　1：三井住友銀リース　5.7050　(注)

(注) 小数点第五位以下を切り捨てて表示しております。

(2) 合併比率の算定方法

本件合併の合併比率（以下、「本件合併比率」という。）については、その公平性と妥当性を期すため、三井住友銀リースが大和証券エスエムビーシー株式会社を、住商リースが野村證券株式会社をそれぞれファイナンシャル・アドバイザーに選定し、各ファイナンシャル・アドバイザーによる本件合併比率の算定結果を参考に、両社が交渉・協議を行い決定いたしました。

(3) 交付株式数及びその評価額

三井住友銀リースの株式31,375,000株（普通株式30,000,000株、種類株式1,375,000株）に対して、住商リースの普通株式52,422,762株（普通株式に対し44,578,289株、種類株式に対し7,844,473株）を割当て交付。その評価額は367,552百万円であります。

5．発生したのれん、発生原因、償却方法及び償却期間

(1) 発生したのれんの金額

88,090百万円

(2) 発生原因

取得原価と住商リースに係る当社持分増加額との差額をのれんとして処理しております。

(3) 償却方法及び償却期間

20年間で均等償却

6．企業結合日に受け入れた資産及び引き受けた負債の額並びにその主な内訳

(1) 資産の額

資産合計　　　1,392,490百万円

うちリース資産　　632,224百万円　　貸出金　　329,069百万円

(2) 負債の額

負債合計　　　1,249,703百万円

うち借用金　　　571,741百万円　　短期社債　393,000百万円

7．企業結合が連結会計年度開始の日に完了したと仮定した場合の当連結会計年度の連結損益計算書に及ぼす影響の概算額

(1) 企業結合が連結会計年度開始の日に完了したと仮定して算定された経常収益及び損益情報と取得企業の連結損益計算書における経常収益及び損益情報との差額

経常収益　　277,442百万円

経常利益　　 35,319百万円

当期純利益　 30,938百万円

(注)一般企業の売上高に代えて、経常収益を記載しております。

(2) 概算額の算定方法及び重要な前提条件

概算額の算定については住商リースの平成19年4月1日から平成19年9月30日の損益計算書の数値を基礎として、連結会計年度開始の日に遡って算出したものであります。なお、実際に企業結合が連結会計年度開始の日に完了した場合の経営成績を示すものではありません。

また、上記情報につきましてはあずさ監査法人の監査証明を受けておりません。

（子会社の企業結合関係）

オートリース事業会社の合併

1．子会社を含む結合当事企業の名称及び事業の内容、企業結合を行った主な理由、企業結合日及び企業結合の法的形式

(1) 子会社を含む結合当事企業の名称及び事業の内容

結合企業　　住商オート（事業の内容：オートリース事業）

被結合企業　　三井住友銀オート（事業の内容：オートリース事業）

(2) 企業結合を行った主な理由

合併により、住商オートのバリューチェーンに基づく高付加価値サービスと、三井住友銀オートの営業ネットワークとを融合させ、競争の激化するオートリース業界で勝ち残りを図り、住友商事グループ及び三井住友フィナンシャルグループ双方の優良な顧客基盤をベースに、マーケットシェアで業界トップを狙う体制を構築するとともに、商社系オートリースの「モノ」「商流」を切り口としたノウハウと、銀行系オートリースの「財務」を切り口としたノウハウを結集・融合し、多様なサービスを追求することにより、更なる顧客満足度の向上を目指すことといたしました。

(3) 企業結合日

平成19年10月1日

(4) 企業結合の法的形式

住商オートを存続会社とする吸収合併方式とし、三井住友銀オートは解散いたしました。

（合併会社の商号：住友三井オートサービス株式会社）

2．会計処理の概要

「事業分離等に関する会計基準（企業会計基準第７号）第20項」に規定する個別財務諸表上及び連結財務諸表上の会計処理を適用しております。

3．事業の種類別セグメントにおいて、当該子会社が含まれていた事業区分の名称

リース業

4．当連結会計年度の連結損益計算書に計上されている当該子会社に係る損益の概算額

経常収益　69,752百万円

経常利益　2,237百万円

当期純利益　1,254百万円

5．継続的関与の主な概要

三井住友銀オート及びその子会社を当社の連結子会社から除外し、住友三井オートサービス株式会社及びその子会社を新たに当社の持分法適用の関連会社としております。

（１株当たり情報）

		当連結会計年度 （自　平成19年 4月 1日 至　平成20年 3月31日）
１株当たり純資産額	円	424,546.01
１株当たり当期純利益	円	59,298.24
潜在株式調整後１株当たり当期純利益	円	56,657.41

(注) 1．１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定上の基礎は、次のとおりであります。

		当連結会計年度 （自　平成19年 4月 1日 至　平成20年 3月31日）
１株当たり当期純利益		
当期純利益	百万円	461,536
普通株主に帰属しない金額	百万円	12,958
（うち優先配当額）	百万円	12,958
普通株式に係る当期純利益	百万円	448,577
普通株式の期中平均株式数	千株	7,564
潜在株式調整後１株当たり当期純利益		
当期純利益調整額	百万円	6,751
（うち優先配当額）	百万円	6,763
（うち連結子会社及び持分法適用関連会社発行の新株予約権）	百万円	△ 11
普通株式増加数	千株	471
（うち優先株式）	千株	471
（うち新株予約権）	千株	0
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要		―

2．１株当たり純資産額の算定上の基礎は、次のとおりであります。

		当連結会計年度末 （平成20年 3月31日）
純資産の部の合計額	百万円	5,224,076
純資産の部の合計額から控除する金額	百万円	2,012,532
（うち優先株式）	百万円	360,303
（うち優先配当額）	百万円	6,479
（うち新株予約権）	百万円	43
（うち少数株主持分）	百万円	1,645,705
普通株式に係る期末の純資産額	百万円	3,211,544
１株当たり純資産額の算定に用いられた期末の普通株式の数	千株	7,564

（関連当事者との取引）

当連結会計年度（自 平成19年 4月 1日　至 平成20年 3月31日）

関連当事者との取引について記載すべき重要なものはありません。

（重要な後発事象）

当連結会計年度（自 平成19年 4月 1日　至 平成20年 3月31日）

1．　当社は、平成20年4月28日開催の取締役会において、当社保有の海外特別目的子会社が発行した優先出資証券を償還することを決議いたしました。償還される優先出資証券の概要は以下のとおりであります。

(1)発行体

SB Treasury Company L.L.C.

(2)発行証券の種類

配当非累積的永久優先出資証券

(3)償還総額

1,800百万米ドル

(4)償還予定日

平成20年6月30日

(5)償還理由

任意償還期日の到来による

2．　当社は、平成20年4月28日開催の取締役会において、海外特別目的子会社による優先出資証券を発行することとし、かかる優先出資証券の発行を目的とする100%出資子会社SMFG Preferred Capital USD 2 Limitedを英国領ケイマン諸島に設立することを決議し、平成20年5月12日付で同社普通株式への払込を完了いたしました。

発行した優先出資証券の概要は以下のとおりであります。

発行体	SMFG Preferred Capital USD 2 Limited
	英国領ケイマン諸島に新たに設立した、当社が議決権を100%保有する海外特別目的子会社
証券の種類	米ドル建配当非累積的永久優先出資証券
	当社普通株式への交換権は付与されません
発行総額	1,800百万米ドル
配当率	年8.75%（固定）
発行価格	1証券あたり1千米ドル
資金使途	本優先出資証券の発行代り金は、最終的に、当社の子銀行である株式会社三井住友銀行への永久劣後特約付貸付金として全額使用
優先順位	本優先出資証券は、残余財産分配請求権において、当社が発行する優先株式と実質的に同順位
発行形態	ユーロ市場における募集及び米国市場における適格機関投資家向け私募
上場	シンガポール証券取引所
払込日	平成20年5月12日

3．　当社は、平成 20 年 5 月 16 日開催の取締役会において、平成 21 年 1 月に予定されている「株式等の取引に係る決済の合理化を図るための社債等の振替に関する法律等の一部を改正する法律」（平成 16 年法律第 88 号。以下、「決済合理化法」という）の施行による株券電子化に伴い、この制度の取扱対象外とされている端株の整理を行うため、平成 20 年 6 月 27 日開催予定の第 6 期定時株主総会及び各種類株式に係る種類株主総会における定款等の一部変更案の承認を条件として、「決済合理化法」の施行日の前日を効力発生日とし、普通株式 1 株を 100 株に分割するとともに普通株式の単元株式数を 100 株とする単元株制度を採用することを決議いたしました。

当該株式分割が当期首に行われたと仮定した場合の当連結会計年度における 1 株当たり情報は以下のとおりであります。

1 株当たり純資産額	4,245 円 46 銭
1 株当たり当期純利益	592 円 98 銭
潜在株式調整後 1 株当たり当期純利益	566 円 57 銭

(その他の注記事項等)

リース取引、税効果会計、デリバティブ取引に関する注記事項については、従来からEDINETにおいて開示していること及び迅速な開示の観点等から、決算短信における開示を省略しております。

V．個別財務諸表

貸借対照表

（金額単位　百万円）

科目 ＼ 年度別	前事業年度（平成19年3月31日現在） 金額	構成比	当事業年度（平成20年3月31日現在） 金額	構成比
（資産の部）		%		%
流動資産				
現金及び預金	37,073		53,735	
前払費用	21		21	
繰延税金資産	265		359	
未収収益	23		56	
未収還付法人税等	71,377		14,267	
その他	603		515	
流動資産合計	109,364	2.8	68,956	1.7
固定資産				
有形固定資産				
建物	0		0	
器具及び備品	6		4	
有形固定資産合計	7	0.0	4	0.0
無形固定資産				
ソフトウェア	20		9	
無形固定資産合計	20	0.0	9	0.0
投資その他の資産				
投資有価証券	20		—	
関係会社株式	3,847,716		3,950,642	
繰延税金資産	2,315		1,603	
投資その他の資産合計	3,850,052	97.2	3,952,246	98.3
固定資産合計	3,850,079	97.2	3,952,260	98.3
資産合計	3,959,444	100.0	4,021,217	100.0
（負債の部）				
流動負債				
短期借入金	959,030		1,049,030	
未払金	108		223	
未払費用	48		173	
未払法人税等	964		1,539	
未払事業所税	4		4	
賞与引当金	83		81	
役員賞与引当金	—		74	
その他	1,132		1,114	
流動負債合計	961,372	24.3	1,052,242	26.2
固定負債				
役員退職慰労引当金	174		225	
固定負債合計	174	0.0	225	0.0
負債合計	961,546	24.3	1,052,468	26.2

(金額単位　百万円)

科目 ＼ 年度別	前事業年度 (平成19年 3月31日現在) 金額	構成比	当事業年度 (平成20年 3月31日現在) 金額	構成比
(純資産の部)				
株主資本				
資本金	1,420,877	35.9	1,420,877	35.3
資本剰余金				
資本準備金	642,355		642,355	
その他資本剰余金	288,113		288,031	
資本剰余金合計	930,469	23.5	930,386	23.1
利益剰余金				
その他利益剰余金				
別途積立金	30,420		30,420	
繰越利益剰余金	698,709		670,259	
利益剰余金合計	729,129	18.4	700,679	17.4
自己株式	△ 82,578	△ 2.1	△ 83,194	△ 2.0
株主資本合計	2,997,898	75.7	2,968,749	73.8
純資産合計	2,997,898	75.7	2,968,749	73.8
負債純資産合計	3,959,444	100.0	4,021,217	100.0

(注) 記載金額は百万円未満を切り捨てて表示しております。

損益計算書

(金額単位　百万円)

科目 ＼ 年度別	前事業年度 (自 平成18年4月1日 至 平成19年3月31日) 金額		百分比	当事業年度 (自 平成19年4月1日 至 平成20年3月31日) 金額		百分比
営業収益			%			%
関係会社受取配当金	366,680			89,693		
関係会社受入手数料	9,798	376,479	100.0	21,944	111,637	100.0
営業費用						
販売費及び一般管理費	3,641	3,641	1.0	6,246	6,246	5.6
営業利益		372,838	99.0		105,391	94.4
営業外収益						
受取利息	213			298		
受入手数料	20			14		
その他	0	234	0.1	153	466	0.4
営業外費用						
支払利息	4,311			11,012		
創立費償却	301			−		
支払手数料	3,978			1,263		
関係会社株式評価損	−			4,518		
その他	3	8,594	2.3	−	16,794	15.0
経常利益		364,477	96.8		89,063	79.8
税引前当期純利益		364,477	96.8		89,063	79.8
法人税、住民税及び事業税	2,918			5,470		
法人税等調整額	△ 1,975	942	0.2	618	6,088	5.5
当期純利益		363,535	96.6		82,975	74.3

(注) 記載金額は百万円未満を切り捨てて表示しております。

株主資本等変動計算書

当事業年度（自 平成19年 4月 1日　至 平成20年 3月31日）

	株主資本									純資産合計
	資本金	資本剰余金			利益剰余金			自己株式	株主資本合計	
		資本準備金	その他資本剰余金	資本剰余金合計	その他利益剰余金		利益剰余金合計			
					別途積立金	繰越利益剰余金				
平成19年 3月31日残高（百万円）	1,420,877	642,355	288,113	930,469	30,420	698,709	729,129	△ 82,578	2,997,898	2,997,898
事業年度中の変動額										
剰余金の配当						△ 111,425	△ 111,425		△ 111,425	△ 111,425
当期純利益						82,975	82,975		82,975	82,975
自己株式の取得								△ 901	△ 901	△ 901
自己株式の処分			△ 82	△ 82				285	202	202
事業年度中の変動額合計（百万円）	－	－	△ 82	△ 82	－	△ 28,450	△ 28,450	△ 616	△ 29,149	△ 29,149
平成20年 3月31日残高（百万円）	1,420,877	642,355	288,031	930,386	30,420	670,259	700,679	△ 83,194	2,968,749	2,968,749

（注）記載金額は百万円未満を切り捨てて表示しております。

前事業年度（自 平成18年 4月 1日 至 平成19年 3月31日）

	株主資本									純資産合計
	資本金	資本剰余金			利益剰余金			自己株式	株主資本合計	
					その他利益剰余金		利益剰余金合計			
		資本準備金	その他資本剰余金	資本剰余金合計	別途積立金	繰越利益剰余金				
平成18年 3月31日残高（百万円）	1,420,877	1,420,989	684,406	2,105,396	30,420	383,126	413,546	△ 4,393	3,935,426	3,935,426
事業年度中の変動額										
資本準備金の取崩		△ 1,000,000	1,000,000	－					－	－
株式交換による増加		221,365		221,365					221,365	221,365
剰余金の配当						△ 47,951	△ 47,951		△ 47,951	△ 47,951
当期純利益						363,535	363,535		363,535	363,535
自己株式の取得								△ 1,474,644	△ 1,474,644	△ 1,474,644
自己株式の処分			△ 15	△ 15				182	167	167
自己株式の消却			△ 1,396,277	△ 1,396,277				1,396,277	－	－
事業年度中の変動額合計（百万円）	－	△ 778,634	△ 396,292	△ 1,174,927	－	315,583	315,583	△ 78,184	△ 937,527	△ 937,527
平成19年 3月31日残高（百万円）	1,420,877	642,355	288,113	930,469	30,420	698,709	729,129	△ 82,578	2,997,898	2,997,898

（注）記載金額は百万円未満を切り捨てて表示しております。


END